UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 4, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Report on **Economic** and **Financial Analysis**

2Q21

bradesco

Table of Contents

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Managerial Analysis of Results

Purpose

Create opportunities for the progress of people and the sustainable development of companies and society

Strategy pillars	Macro Drivers
client our inspiration Our primary objective is to captivate our clients to earn their admiration, trust and relationship	Contextualized offers Journeys of excellence Digital evolution of customer service Client empowerment
digital transformation how we do it We possess a digital mindset and behavior that allows us to be simple, efficient, agile, connected and innovative	Efficiency Agility Security Modernization Innovation
people our team We want our company to be the preferred destination for high-performance professionals and where they choose to work now to build their future, as we believe the foundation of our strategy is rooted in people	Entrepreneurial attitude High performance Transforming competencies Ethics, transparency and respect Innovative, challenging and plural environment
sustainability made to last Our focus is to be relevant to our clients, shareholders, employees, partners and society, generating value for all target audiences	Robustness on capital and liquidity Integrated vision of risks Diversity Socio-environmental responsibility Corporate governance

2Q21 Highlights

bradesco

Recurring Net Income

R$6.3 billion

+63.2% in 12 months (2Q21 x 2Q20)

-3.0% in the quarter

R$6.0 billion

in Interest on Shareholders' Equity in the 1H21,

of which **R$5.0 billion**

were in intermediary Interest on Shareholders' Equity (paid on July 12, 2021)

Payout of 52% (44% net)

Quarterly ROAE

18.2%

+6.4 p.p. in 12 months (2Q21 x 2Q20)

-0.5 p.p. in the quarter

12-month ER

45.7%

Improvement of 2.1 p.p. (2Q21 x 2Q20)

Fee and commission income

R$8.4 billion

+10.3% in 12 months (2Q21 x 2Q20)

+4.3% in the quarter

Operating expenses

reduction of

-4.1% in 12 months (2Q21 x 2Q20)

-1.9% in the quarter

Expanded loan portfolio

R$726.5 billion

+9.9% in 12 months

+3.0% in the quarter

COMPANIES

+3.7% in 12 months

+1.4% in the quarter

INDIVIDUALS

+21.0% in 12 months

+5.7% in the quarter

Expanded ALL

R$3.5 billion

-60.8% in 12 months (2Q21 x 2Q20)

-10.7% in the quarter

Coverage ratio 90 days

324.7%

Delinquency ratio 90 days

2.5%

Analysis of the 2Q21 Income

Recurring net income totaled R$6.3 billion in the second quarter of 2021 and R$12.8 billion in the first half of 2021, registering significant developments in relation to the same periods of the previous year (2Q20 and 1H20), due to several factors, such as higher fee and commission income, growth in the client portion, lower operating expenses and lower ALL expenses. The indicators of accumulated profit (ROAE and ROAA), registered 18.2% and 1.5%, respectively, showing an improvement in comparison to the same period of 2020.

In comparison to the previous quarter, the good performance in client portion income and fee and commission income, coupled with the reduction in ALL expenses and operating expenses, contributed to reduce the impact of the lowest income from insurance, pension plans and capitalization operations, which even affected by the effects of the pandemic, reached the sum of more than R$1.5 billion.

The expanded loan portfolio had a growth of 9.9% in 12 months and 3.0% in the quarter, highlighting the strong acceleration of the Individuals portfolio that had an evolution of 21.0% in 12 months and 5.7% in the quarter, driven by the operations of real estate financing, credit card, and payroll-deductible loans. In the corporate portfolio, we highlight the operations of SMEs, which have evolved 28.7% in the year and 4.6% in the quarter.

The Basel Ratio Tier 1 ended the quarter at 14.1%, with growth both in the quarter (+0.5 p.p.) and in the year (+1.6 p.p.).

In June 2021, the extension portfolio net of amortizations totaled R$41.3 billion, showing a reduction of 26.3% since June 2020 and 6.3% in the last quarter. The balance of operations in grace period totaled R$4.3 billion. Operations in arrears over 30 days reached R$3.5 billion, which represents a delinquency of 0.6%, an improvement of 0.1 p.p. compared to the previous quarter.

In this quarter, the expanded ALL expenses showed a reduction of 60.8% in comparison to the 2Q20 and 10.7% in comparison to the previous quarter. It is worth noting the coverage ratio over 90 days, which accounted for 324.7% in June 2021, an increase of 25.2 p.p. compared to June 2020.

In June 2021, the total delinquency ratio over 90 days was 2.5%, remaining stable in comparison to March 2021 and presenting a drop of 0.5 p.p. in comparison to the same period of the previous year, benefited by the improvement in all segments.

The net interest income reached R$15.7 billion, with an increase of 1.0% in comparison to the previous quarter, reflecting the good performance of the client portion.

The operating expenses showed a reduction in all the comparative periods, highlighting the R$1.0 billion drop in the half-year comparison, mainly as a result of Management actions in cost control, which contributed to an improvement of 2.1 p.p. in the accumulated efficiency ratio in 12 months (2Q21 x 2Q20).

The resumption of the economic activity and the growth of business in 2Q21 boosted the performance of fee and commission income. Important to note the trend in revenues with cards, checking accounts, consortia and underwriting/financial consulting, which had a growth in all the comparative periods.


Recurring Net Income
R$ million
3,873
35.1
64.9
6,515
25.0
75.0
6,319
10.4
89.6
7,626
33.0
67.0
12,834
17.8
82.2
2Q20
1Q21
2Q21
1H20
1H21
Banking Activities %
Insurance Activities %


ROAE
%
11.9
18.7
17.6
11.8
18.2
2Q20
1Q21
2Q21
1H20
1H21


12-month ER
%
47.8
45.3
45.7
47.8
45.7
2Q20
1Q21
2Q21
1H20
1H21

R$ million (unless otherwise stated)	2Q21	1Q21	2Q20	1H21	1H20	Variation % (unless otherwise stated) 2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Recurring Income Statement								
Recurring Net Income [1]	6,319	6,515	3,873	12,834	7,626	(3.0)	63.2	68.3
Book Net Income	5,974	6,153	3,506	12,127	6,888	(2.9)	70.4	76.1
Operating Income	9,519	9,768	5,704	19,287	11,101	(2.5)	66.9	73.7
Net Interest Income	15,738	15,578	16,684	31,316	31,183	1.0	(5.7)	0.4
Expanded ALL	(3,487)	(3,907)	(8,890)	(7,394)	(15,598)	(10.7)	(60.8)	(52.6)
Fee and Commission Income	8,412	8,067	7,626	16,479	15,909	4.3	10.3	3.6
Operating Expenses (Personnel, Administrative and Other Operating Income / (Expenses))	(10,990)	(11,204)	(11,459)	(22,194)	(23,216)	(1.9)	(4.1)	(4.4)
Income from Insurance, Pension Plans and Capitalization Bonds	1,574	3,137	3,778	4,711	6,709	(49.8)	(58.3)	(29.8)
Statement of Financial Position								
Total Assets	1,672,753	1,662,619	1,571,407	1,672,753	1,571,407	0.6	6.4	6.4
Loans - Expanded Loan Portfolio	726,453	705,160	661,115	726,453	661,115	3.0	9.9	9.9
- Individuals	285,620	270,220	236,004	285,620	236,004	5.7	21.0	21.0
- Companies	440,833	434,940	425,111	440,833	425,111	1.4	3.7	3.7
Shareholders' Equity	146,488	144,240	135,134	146,488	135,134	1.6	8.4	8.4
Assets under Management	2,593,201	2,550,871	2,364,472	2,593,201	2,364,472	1.7	9.7	9.7
Capital and Liquidity - %								
Total Ratio	16.0	15.4	15.0	16.0	15.0	0.6 p.p.	1.0 p.p.	1.0 p.p.
Tier I Capital	14.1	13.6	12.5	14.1	12.5	0.5 p.p.	1.6 p.p.	1.6 p.p.
Liquidity Coverage Ratio (LCR)	156.0	162.9	170.1	156.0	170.1	(6.9) p.p.	(14.1) p.p.	(14.1) p.p.
Net Stable Funding Ratio (NSFR)	116.1	114.8	120.6	116.1	120.6	1.3 p.p.	(4.5) p.p.	(4.5) p.p.
Profitability and Efficiency %								
Annualized Return on Average Equity (ROAE) [2]	17.6	18.7	11.9	18.2	11.8	(1.1) p.p.	5.7 p.p.	6.4 p.p.
Annualized Return on Average Assets (ROAA)	1.5	1.6	1.0	1.5	1.0	(0.1) p.p.	0.5 p.p.	0.5 p.p.
Efficiency Ratio (ER) [3]	45.8	45.0	44.0	45.7	47.8	0.8 p.p.	1.8 p.p.	(2.1) p.p.
Market Indicators								
Recurring Net Income per Share (accumulated 12 months) - R$ [4]	2.54	2.29	2.14	2.54	2.14	11.0	18.5	18.5
Market Capitalization [5]	231,006	222,092	175,191	231,006	175,191	4.0	31.9	31.9
Dividends/Interest on Shareholders' Equity	3,340	1,754	951	5,093	1,964	90.5	251.1	159.4
Price/Earnings Ratio [6]	9.4	10.0	8.4	9.4	8.4	(6.3)	11.3	11.3
Price to Book Ratio	1.6	1.5	1.3	1.6	1.3	6.7	23.1	23.1
Dividend Yield - % [7] [8]	2.4	2.5	9.2	2.4	9.2	(0.1) p.p.	(6.8) p.p.	(6.8) p.p.
Portfolio Indicators - %								
Delinquency Ratio (over 90 days)	2.5	2.5	3.0	2.5	3.0	-	(0.5) p.p.	(0.5) p.p.
Delinquency Ratio (over 60 days)	3.1	3.3	3.6	3.1	3.6	(0.2) p.p.	(0.5) p.p.	(0.5) p.p.
NPL Creation - 90 days	0.8	1.2	0.5	0.8	0.5	(0.4) p.p.	0.4 p.p.	0.4 p.p.
Coverage Ratio (> 90 days)	324.7	349.8	299.5	324.7	299.5	(25.1) p.p.	25.2 p.p.	25.2 p.p.
Coverage Ratio (> 60 days)	263.2	266.7	249.8	263.2	249.8	(3.5) p.p.	13.4 p.p.	13.4 p.p.

(1) According to the non-recurring events described on page 32 of this report; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** For the 1H21/1H20, it considers the cumulative index in 12 months; **(4)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods; **(5)** Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day; **(6)** Recurring net income in 12 months; **(7)** Source: Economatica; and **(8)** Calculated by the share with highest liquidity.

Recurring Income Statement

R$ million	2Q21	1Q21	2Q20	1H21	1H20	Variation % 2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Net Interest Income	**15,738**	**15,578**	**16,684**	**31,316**	**31,183**	**1.0**	**(5.7)**	**0.4**
- Client Portion	13,471	13,225	13,163	26,696	26,127	1.9	2.3	2.2
- Market Portion	2,267	2,353	3,521	4,620	5,056	(3.7)	(35.6)	(8.6)
Expanded ALL	**(3,487)**	**(3,907)**	**(8,890)**	**(7,394)**	**(15,598)**	**(10.7)**	**(60.8)**	**(52.6)**
Gross Income from Financial Intermediation	**12,251**	**11,671**	**7,794**	**23,922**	**15,585**	**5.0**	**57.2**	**53.5**
Income from Insurance, Pension Plans and Capitalization Bonds	1,574	3,137	3,778	4,711	6,709	(49.8)	(58.3)	(29.8)
Fee and Commission Income	8,412	8,067	7,626	16,479	15,909	4.3	10.3	3.6
Operating Expenses	(10,990)	(11,204)	(11,459)	(22,194)	(23,216)	(1.9)	(4.1)	(4.4)
Personnel Expenses	(5,120)	(5,069)	(4,833)	(10,189)	(10,154)	1.0	5.9	0.3
Other Administrative Expenses	(5,012)	(4,812)	(4,970)	(9,824)	(10,048)	4.2	0.8	(2.2)
Other Operating Income / (Expenses)	(858)	(1,323)	(1,656)	(2,181)	(3,014)	(35.1)	(48.2)	(27.6)
Tax Expenses	(1,763)	(1,933)	(2,010)	(3,696)	(3,923)	(8.8)	(12.3)	(5.8)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	35	30	(25)	65	37	16.7	-	75.7
Operating Income	**9,519**	**9,768**	**5,704**	**19,287**	**11,101**	**(2.5)**	**66.9**	**73.7**
Non-Operating Income	(81)	(89)	(26)	(170)	(14)	(9.0)	211.5	-
Income Tax / Social Contribution	(3,058)	(3,096)	(1,747)	(6,154)	(3,346)	(1.2)	75.0	83.9
Non-controlling interests in subsidiaries	(61)	(68)	(58)	(129)	(115)	(10.3)	5.2	12.2
Recurring Net Income [(1)]	**6,319**	**6,515**	**3,873**	**12,834**	**7,626**	**(3.0)**	**63.2**	**68.3**

(1) According to the non-recurring events described on page 32 of this report.

Income, Returns and Efficiency

The operating income showed strong growth compared to the same periods of 2020 (2Q20 and 1H20) due to the good performance of fee and commission income, increase in the client portion, lower operating expenses and lower ALL expenses. It is worth noting that the accumulated average profitability remained at a level exceeding 18%. In the quarterly comparative, the good performance of the events mentioned earlier, partially mitigated the impact of lower income from insurance, pension plans and capitalization operations, which were affected by the impacts resulting from the pandemic.

The accrued ER for the 2Q21 showed an improvement of 2.1 p.p. in comparison to the same period of the previous year, reflecting strong cost control coupled to the growth in net interest income and fee and commission income. In the quarterly comparative, the indicator was impacted mainly by lower income from insurance, pension plans and capitalization operations, mitigated by higher fee and commission income.

The behavior of the quarterly risk-adjusted ER is due to the improvement of ALL expenses.


Recurring Net Income
R$ million
6,462
6,542
6,645
3,753
3,873
5,031
6,801
6,515
6,319
28.4
28.8
28.9
30.9
35.1
26.3
18.8
25.0
10.4
71.6
71.2
71.1
69.1
64.9
73.7
81.2
75.0
89.6
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Banking Activities %
Insurance Activities %


ROAE Quarterly and Accrued
%
20.6
20.5
21.2
20.6
20.2
20.6
11.7
11.9
11.7
11.8
15.2
12.9
20.0
14.8
18.7
18.7
18.2
17.6
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
ROAE - Quartely
ROAE - Accrued


ER / Risk-Adjusted ER
%
64.2
63.9
63.5
77.4
78.1
72.2
72.0
67.9
63.4
63.3
63.3
63.4
66.7
70.5
70.2
62.4
60.7
60.3
49.4
49.5
49.0
49.1
47.8
47.2
46.3
45.3
45.7
49.2
49.9
48.3
49.3
44.0
47.6
44.6
45.0
45.8
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Quarterly ER
12-month risk-adjusted ER
12-month ER
Quartely risk-adjusted ER

Net Interest Income Breakdown and Analysis

R$ million	2Q21	1Q21	2Q20	1H21	1H20	Variation 2Q21 x 1Q21 R$	%	2Q21 x 2Q20 R$	%	1H21 x 1H20 R$	%
Net Interest Income	15,738	15,578	16,684	31,316	31,183	160	1.0	(946)	(5.7)	133	0.4
Client Portion (1)	13,471	13,225	13,163	26,696	26,127	246	1.9	308	2.3	569	2.2
Average Balance	624,710	609,579	572,420	617,144	556,280	328		1,202		2,859	
Average Rate	8.9%	9.1%	9.5%	8.9%	9.6%	(82)		(894)		(2,290)	
Market Portion (2)	2,267	2,353	3,521	4,620	5,056	(86)	(3.7)	(1,254)	(35.6)	(436)	(8.6)

(1) It relates to the result of operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and (2) Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Net Interest Income – Client Portion – vs. Expanded ALL


Client Portion - Indicators
10.5
10.5
10.5
10.0
9.5
9.2
9.2
9.1
8.9
7.4
7.6
7.2
4.7
3.0
5.1
5.9
6.3
6.6
R$ million
12,185
12,503
12,983
12,964
13,163
12,794
13,219
13,225
13,471
3,487
3,336
3,981
6,708
8,890
5,588
4,568
3,907
3,487
8,698
9,167
9,002
6,256
4,273
7,206
8,651
9,318
9,984
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Net Client Portion
Average Rate %
Expanded ALL
Quarterly Net Average Rate %


Change in the Client Portion
R$ million
13,225
328
(484)
256
145
13,471
1Q21
Average Volume
Spread
Products Mix
Number of Days
2Q21

The growth of client portion in the quarter was related to the improvement in the mix of products, highlighting the contribution in the portfolios of individuals (credit card, personal loans and payroll-deductible loans), the increase in the volume of operations, factors that have offset the impact of lower spreads, whose reduction is in line with the market dynamics. The improvement of the quality of the loan portfolio, with an increase of originations to clients classified in better risk levels, resulted in a growth of 7% in the net client portion and, consequently, an increase of +0.3 p.p. in the net spread in 2Q21 in comparison to the 1Q21.

In the half-year comparison, we had a growth of 2.2% in the client portion, driven by a strong origination of credit, highlighting the working capital, personal loans and payroll-deductible loans, vehicle financing and real estate financing, which has compensated the portfolio's lower spreads.


Portfolio Mix
%
33.4
35.6
36.6
37.4
37.9
39.3
46.7
45.7
44.3
44.3
42.4
40.3
19.9
18.7
19.1
18.3
19.7
20.4
2016
2017
2018
2019
2020
June21
Micro, Small and Medium-Sized Enterprises
Large Corporates
Individuals


Product Mix - Individuals
%
June21
27.5
24.0
15.1
11.7
11.1
10.5
2020
26.8
22.7
16.2
12.3
11.3
10.8
2019
27.0
19.0
17.6
12.3
12.4
11.5
2018
26.2
19.7
18.4
13.4
12.2
10.2
2017
25.1
19.2
19.6
14.7
11.8
9.6
2016
22.6
18.8
20.7
15.7
11.6
10.7
Payroll-deductible Loans
Credit Card
Vehicles
Real Estate Financing
Others
Personal Loans

Net Interest Income – Market Portion

The reduction of the market portion was due to the impact of the increase of the CDI this quarter in comparison to the previous quarter in the ALM positions, partially offset by the higher result of our own working capital.

Bacen Portfolio vs. Expanded Portfolio

R$ million	June21	Mar21	June20	Variation % Quartely	Variation % 12 months
Individuals	282,192	266,968	233,734	5.7	20.7
Companies	264,329	261,611	245,591	1.0	7.6
Loan Portfolio - Bacen	**546,521**	**528,580**	**479,325**	**3.4**	**14.0**
Sureties and Guarantees	77,373	79,256	82,416	(2.4)	(6.1)
Operations bearing Credit Risk - Commercial Portfolio	70,611	71,113	70,791	(0.7)	(0.3)
Other	31,948	26,211	28,583	21.9	11.8
Expanded Loan Portfolio[1]	**726,453**	**705,160**	**661,115**	**3.0**	**9.9**
Companies	**440,833**	**434,940**	**425,111**	**1.4**	**3.7**
Large Corporates	292,995	293,574	310,224	(0.2)	(5.6)
Micro, Small and Medium-Sized Enterprises[1]	147,838	141,366	114,887	4.6	28.7
Individuals[1]	**285,620**	**270,220**	**236,004**	**5.7**	**21.0**
		Without exchange variation		**4.0**	**10.6**

(1) Disregarding the BAC consolidation, the developments in 12 months would be: Expanded Portfolio 8.6%; SMEs 23.5%; and Individuals 20.0%.

The loan portfolio (Bacen) of June 2021 registered an increase both in the quarter and in the 12-months comparison, being boosted mainly by operations with individuals, which presented an increase in all products. Regarding the operations of companies, we highlight the products of rural financing, working capital, CDC/leasing and real estate financing.

In the 2Q21, our average daily origination from individuals evolved around 40% in comparison with the 2Q20, mainly boosted by the high volume of real estate financing. Also in the 2Q21, of the total loans authorized by the Organization, around 30% were made autonomously by clients via Digital Channels, with emphasis on loans authorized for individuals, which came up to R$12.1 billion in the period (+78% in relation to the 2Q20). From this total, there was an increase of 75% in the individuals' Mobile channel, all that in relation to the 2Q20 releases, reaching R$9.6 billion in this quarter.

Loan Portfolio variation - Bacen June21 x Mar21


R$ million
528,580
15,224
4,546
(1,829)
546,521
Mar21
Individuals
SMEs
Large Corporates
June21

Loan Portfolio variation - Bacen June21 x June20


R$ million
479,325
48,457
32,972
(14,233)
546,521
June20
Individuals
SMEs
Large Corporates
June21

Loan Portfolio

Expanded Loan Portfolio Breakdown by Client Profile, Product and Currency

R$ million	June21	Mar21	June20	Variation % Quarter	Variation % 12 months
Individuals	**285,620**	**270,220**	**236,004**	**5.7**	**21.0**
Consumer Financing	**183,464**	**173,765**	**157,988**	**5.6**	**16.1**
Payroll-deductible Loans	78,425	72,804	65,448	7.7	19.8
Credit Card	43,170	40,549	35,074	6.5	23.1
Personal Loans	31,767	30,873	29,174	2.9	8.9
CDC / Vehicle Leasing	30,102	29,539	28,292	1.9	6.4
Real Estate Financing (1)	**68,668**	**63,747**	**49,049**	**7.7**	**40.0**
Other Products	**33,488**	**32,707**	**28,967**	**2.4**	**15.6**
Rural Loans	10,979	10,928	9,734	0.5	12.8
BNDES/Finame Onlendings	6,525	6,363	5,773	2.5	13.0
Other	15,984	15,417	13,461	3.7	18.7
Companies	**440,833**	**434,940**	**425,111**	**1.4**	**3.7**
Working Capital	89,701	89,407	82,290	0.3	9.0
Foreign Trade Finance	61,613	66,379	67,684	(7.2)	(9.0)
Real Estate Financing (1)	16,851	18,060	15,485	(6.7)	8.8
BNDES/Finame Onlendings	15,822	15,961	16,594	(0.9)	(4.7)
Overdraft Account	4,241	4,174	5,299	1.6	(20.0)
CDC / Leasing	18,921	17,391	15,796	8.8	19.8
Rural Loans	17,042	14,190	13,968	20.1	22.0
Sureties and Guarantees	76,456	78,303	81,688	(2.4)	(6.4)
Operations bearing Credit Risk - Commercial Portfolio	70,611	71,113	70,791	(0.7)	(0.3)
Other	69,576	59,962	55,517	16.0	25.3
Expanded Loan Portfolio	**726,453**	**705,160**	**661,115**	**3.0**	**9.9**
Real	677,534	656,608	613,846	3.2	10.4
Foreign Currency	48,919	48,552	47,269	0.8	3.5

(1) Disregarding the BAC consolidation, the developments in the Real Estate Financing in 12 months would be: Individuals 35.1%; and Companies (16.9)%.

Expanded Loan Portfolio by segment


Individuals 39.3%
Large Corporates 40.3%
June21
SMEs 20.4%


Individuals 38.3%
Large Corporates 41.7%
Mar21
SMEs 20.0%


Individuals 35.7%
Large Corporates 46.9%
June20
SMEs 17.4%

Loan Portfolio

bradesco

Real Estate Financing

Portfolio



R$ million
▲32.5%
61,847
62,830
61,222
61,941
64,534
67,177
77,751
81,807
85,518
20,565
19,900
16,935
15,768
15,485
14,890
18,588
18,060
16,851
41,282
42,931
44,288
46,173
49,049
52,287
59,163
63,747
68,668
June19
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Individuals
Companies

Origination



R$ million
▲110.8%
4,683
4,858
4,585
4,516
4,788
6,322
8,920
7,770
10,094
1,452
1,183
1,312
954
535
860
2,021
788
1,945
3,231
3,675
3,273
3,562
4,253
5,462
6,899
6,982
8,149
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 2Q21

Average term: 321 Months

R$522 Thousand	R$315 Thousand	60.4%	50.8%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)

Units Financed



▲122.6%
16,436
19,964
18,158
17,092
16,145
20,760
31,243
27,157
35,945
4,949
7,340
6,843
5,070
1,601
3,876
9,364
4,432
10,545
11,487
12,624
11,315
12,022
14,544
16,884
21,879
22,725
25,400
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Borrower
Builder

Payroll-Deductible Loans

Portfolio



%
70.6
69.7
70.1
68.8
69.2
70.0
71.3
70.2
71.2
R$ million
57,318
60,258
62,987
65,320
65,448
66,404
69,664
72,804
78,425
77.9
78.6
79.6
80.9
81.6
83.1
84.5
85.6
85.7
22.1
21.4
20.4
19.1
18.4
16.9
15.5
14.4
14.3
June19
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Network of Branches %
Correspondent / Other Channels %
As a % of total Personal Loans

Distribution of the Portfolio by Sector



%
46.4
6.1
47.5
June19
47.7
5.8
46.5
June20
47.5
4.9
47.6
June21
Public Sector
Private Sector
Social Security National Institute (INSS)

Market Share

June21		
16.4%	20.3%	Social Security (INSS)
	13.3%	Private sector
Total	14.1%	Public sector

Vehicle Financing

Portfolio


R$ million
40,527
43,260
45,960
47,087
45,369
45,786
47,298
47,991
49,946
13,979
15,255
16,444
17,084
16,576
16,830
17,422
17,984
19,402
26,547
28,005
29,516
30,003
28,793
28,956
29,876
30,007
30,544
June19
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Individuals
Companies

Distribution of the Portfolio by Product


%
10.5
1.5
88.0
7.8
1.8
90.4
5.9
1.4
92.7
June19
June20
June21
Finame Portfolio
Leasing Portfolio
CDC Portfolio

Origination

R$1.4 billion	R$46 thousand	44 months	36%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production Apr21 – June21

In the 2Q21, we had a great performance due to the activities in the segments of used vehicles and of transport/ agribusiness, even with the intermittency of the retail activities and production downtime of some models of vehicles, due to the lack of inputs for manufacturing.

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	June21	%	Mar21	%	June20	%
Economic Sector						
Public Sector	**9,138**	**1.3**	**15,108**	**2.1**	**18,012**	**2.7**
Petrol, derived and aggregated activities	5,032	0.7	10,961	1.6	12,346	1.9
Production and distribution of electricity	3,228	0.4	3,256	0.5	4,506	0.7
Other sectors	878	0.1	891	0.1	1,160	0.2
Private Sector	**717,315**	**98.7**	**690,052**	**97.9**	**643,103**	**97.3**
Companies	**431,695**	**59.4**	**419,832**	**59.6**	**407,099**	**61.6**
Real estate and construction activities	30,248	4.2	30,203	4.3	34,547	5.2
Retail	44,532	6.1	43,959	6.2	41,256	6.2
Transportation and concession	34,999	4.8	34,489	4.9	33,843	5.1
Services	53,428	7.4	47,762	6.8	37,618	5.7
Wholesale	25,688	3.5	23,083	3.3	21,138	3.2
Automotive	15,892	2.2	19,021	2.7	27,330	4.1
Food products	24,115	3.3	19,040	2.7	16,032	2.4
Other sectors	202,793	27.9	202,275	28.7	195,335	29.5
Individuals	**285,620**	**39.3**	**270,220**	**38.3**	**236,004**	**35.7**
Total	**726,453**	**100.0**	**705,160**	**100.0**	**661,115**	**100.0**

Portfolio by Debtors

The concentration of clients in the loan portfolio has been showing a significant reduction in each quarter, reflecting the diversification strategy related to the concentration.


%
34.8
32.6
31.4
30.6
29.6
27.7
26.0
25.0
24.2
23.0
17.2
15.8
15.0
14.5
13.5
10.7
10.0
9.2
9.1
8.1
1.9
1.8
1.6
1.6
1.3
June20
Sept
Dec
Mar21
June
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Flow of Maturities [1]

As one of its features, the loan portfolio by flow of maturities of operations has a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans.

%	June21	Mar21	June20
1 to 30 days	10.4	10.0	9.4
31 to 60 days	5.8	5.7	5.9
61 to 90 days	5.2	5.0	4.9
91 to 180 days	11.8	10.7	11.1
Short-Term	**33.2**	**31.4**	**31.3**
181 to 360 days	15.3	15.0	17.8
Over 360 days	51.5	53.6	50.9
Medium/ Long-Term	**66.8**	**68.6**	**68.7**

(1) Only normal course operations of Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating – In R$ million (unless otherwise stated)

In the last 12 months, 96.7% of operations with new clients were classified in ratings AA - C, which reflects the quality of new captures and loan granting processes.

Changes in Expanded Loan Portfolio by Rating between June 2020 and 2021	Total Credit on June 2021		New Customers between July 2020 and June 2021		Remaining customers from June 2020	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	656,435	90.4%	52,493	96.7%	603,942	89.9%
D	21,232	2.9%	1,263	2.3%	19,969	3.0%
E - H	48,786	6.7%	541	1.0%	48,245	7.1%
Total	**726,453**	**100.0%**	**54,296**	**100.0%**	**672,156**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (%)

The range represented by the credits classified between AA - C, showed improvement in relation to March 2021 and June 2020, representing more than 90% of the total portfolio, demonstrating the quality of our operations.

Customer Profile	June21			Mar21			June20		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	92.2	0.3	7.5	90.5	1.6	7.9	89.8	2.6	7.7
Micro, Small and Medium-Sized Enterprises	88.4	4.7	6.9	89.3	3.0	7.7	88.9	2.9	8.1
Individuals	89.5	4.7	5.8	89.4	4.4	6.2	90.8	2.1	7.0
Total	**90.4**	**2.9**	**6.7**	**89.8**	**3.0**	**7.2**	**90.0**	**2.5**	**7.5**

Expenses with Expanded ALL

R$ million	2Q21	1Q21	2Q20	1H21	1H20	Variation % 2Q21 x 1Q21	Variation % 2Q21 x 2Q20	Variation % 1H21 x 1H20
Expanded ALL	**(3,487)**	**(3,907)**	**(8,890)**	**(7,394)**	**(15,598)**	**(10.7)**	**(60.8)**	**(52.6)**
ALL Expenses	(4,299)	(4,935)	(8,745)	(9,234)	(16,104)	(12.9)	(50.8)	(42.7)
Income from Credit Recovery	1,356	1,730	1,104	3,086	2,524	(21.6)	22.8	22.3
Impairment of Financial Assets	(220)	(43)	(472)	(263)	(646)	-	(53.4)	(59.3)
Granted Discounts / Other (1)	(324)	(659)	(777)	(983)	(1,372)	(50.8)	(58.3)	(28.4)

(1) It includes the result with BNDU, provision for sureties and guarantees and others.

The constant improvement of processes of credit concession, which aim at more profitable and consistent operations, reflected on the performance of the ALL expenses, which declined in the quarter, even with the increase of more than 3.4% of the portfolio, with a highlight for individuals, which grew 5.7%, a segment that demands greater provisions due to the rules of the Central Bank of Brazil, which demonstrates the quality of the operations.

The reduction observed in comparison with the previous year (2Q20 and 1H20) is a reflection of the volume of the constitutions of ALL expenses for the adverse economic scenario, made in the first half of 2020 due to uncertainties generated by the Covid-19 pandemic.



Expanded ALL/ Expanded Loan Portfolio
%
2.4
2.2
2.6
4.1
5.4
3.4
2.7
2.2
1.9
R$ million
3,487
3,336
3,981
6,708
8,890
5,588
4,568
3,907
3,487
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Expanded ALL (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

In the 2Q21, our ALL stock totaled R$44.4 billion, representing 8.1% of our loan portfolio, while the coverage ratio for loans overdue for more than 90 days reached 324.7%. It is worth mentioning that our internal studies are based on statistical models that capture historical information and forecasts, in addition to the Management's experience, and reflect the expectation of losses in different economic scenarios.

Renegotiated Portfolio

Evolution of the Balance of the Portfolio


R$ billion
19.6
7.3
12.3
June19
18.8
5.8
13.0
Sept
19.0
5.4
13.6
Dec
19.6
5.5
14.1
Mar20
23.5
5.0
18.5
June
27.5
4.7
22.8
Sept
29.4
4.9
24.5
Dec
29.4
5.4
24.0
Mar21
28.5
5.0
23.5
June
Originated from active portfolio
Originated from portfolio in writ-off

The renegotiation portfolio showed a decrease in comparison to the previous quarter, as a result of the resumption of the economic activity, and showed an increase in relation to June 2020, a reflection of our actions to readjust the cash flows of our clients in the course of 2020 due to the Covid-19 pandemic. The ALL/Renegotiated Portfolio has been stable in the last four quarters, and showed a reduction in comparison with June 2020, due to the lower ALL expenses. It is important to highlight that, for the second consecutive quarter, the renegotiation portfolio showed a reduction in its participation in the total of Bacen's loan portfolio.

The delinquency ratio over 90 days showed an increase of 0.2 p.p. in the quarter, and an increase of 3.1 p.p. in comparison to the same period of the previous year, but substantially below the historical indicators.

ALL / Renegotiated Portfolio


%
63.3 61.7 64.2 66.2 65.8 65.5 65.1 68.4 75.3 75.3 76.0 76.5 76.4 77.6 78.0 78.3 80.3 78.0 66.4 66.9 66.8 68.2 61.7 61.5 63.8 61.9
Mar15 June Sept Dec Mar16 June Sept Dec Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June

Delinquency ratio over 90 days


%
28.5 26.5 26.2 29.0 27.6 26.4 27.6 28.1 29.7 27.2 26.0 24.7 24.6 21.8 21.4 19.6 16.9 16.7 19.0 17.4 20.8 11.5 5.9 7.4 14.4 14.6
Mar15 June Sept Dec Mar16 June Sept Dec Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June

Renegotiated Portfolio / Bacen Portfolio


%
3.1 3.3 3.3 3.5 3.7 4.1 4.0 4.5 4.7 4.8 4.9 4.6 4.4 4.4 4.4 4.2 4.5 4.6 4.2 4.2 4.1 4.8 5.6 5.8 5.6 5.2
Mar15 June Sept Dec Mar16 June Sept Dec Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June

Extended Operations

Closing June 2021 with the accounting balance of operations, net of amortizations by R$41.3 billion, with the following composition: up-to-date – R$33.4 billion; in arrears – R$3.5 billion; and in grace period – R$4.3 billion.

R$41 billion

net accounting balance of amortizations

Credit profile of clients who have requested an extension

92%	were up-to-date clients who were not in arrears in the 12 months prior to the pandemic
91%	rated AA to C
68%	with real collateral
13 years	average time of relationship


R$ billion
R$0.1
0.0%
R$1.1
0.2%
R$2.9
0.6%
R$3.9
0.7%
R$3.5
0.6%
56.0
42.8
13.2
June20
55.3
42.0
13.3
Sept
48.0
37.5
10.5
Dec
44.1
33.8
10.3
Mar21
41.3
32.4
8.9
June
Wholesale
Multipurpose
In arrears (over 30 days)*

* Delay index over 30 days calculated on the basis of the balance of the Bacen Portfolio.

Delinquency ratios

Over 90 days


%
Dec08
Dec09
Dec10
Dec11
Dec12
Dec13
Dec14
Dec15
Dec16
Dec17
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The indicator over 90 days showed a drop in all the segments in which we operate for the last 12 months, remaining at the lowest levels of the period, reflecting the risk management actions. In the quarter, the indicator showed stability, a movement that can be observed in the segments of large corporates and micro, small and medium-sized enterprises, with emphasis on the segment of individuals who presented a reduction of 0.1 p.p.

15 to 90 days


%
Dec08
Dec09
Dec10
Dec11
Dec12
Dec13
Dec14
Dec15
Dec16
Dec17
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The indicator of 15 to 90 days showed a reduction of 0.6 p.p. in the quarter, remaining as one of the lowest rates in the series.

The first half of 2021 closes with well-controlled general delinquency and at levels considerably lower since the beginning of the series in December 2008. We continue with the strategy of supporting the clients who need to reorganize their contracts financially at the same time in which the more sophisticated credit policies can continue to grow our portfolio continuously, profitably and sustainably.

bradesco

Coverage Ratios and Provision

The coverage ratios (60 and 90 days) remained at high levels and reached 263.2% and 324.7%, respectively, appearing among the largest market indicators. We emphasize that the coverage ratio over 90 days, excluding operations 100% provisioned, demonstrates that we are at quite comfortable levels of provisioning. The balance of the provision reached R$44.4 billion, showing an increase of 2.8% in comparison to June 2020, while our expanded loan portfolio evolved 9.9% in the period. The supplementary ALL currently represents 2.1% of the loan portfolio, or R$11.2 billion, demonstrating the robustness in the level of provisioning of loan operations to support a possible stress scenario. It is worth noting that the operations with the worst rating (abnormal course E - H), improved 0.3 p.p. in the quarter and 0.5 p.p. in 12 months, highlighting the quality of the portfolio.

Coverage Ratio


%
517.0 392.0 481.0 425.0 602.0 994.0 955.0 688.0 557.0
267.2 225.5 244.9 227.9 299.5 398.2 402.8 349.8 324.7
209.3 188.5 193.6 184.2 249.8 337.4 310.6 266.7 263.2
122.3 115.6 119.6 121.4 123.8 120.6 117.6 120.1 116.7
8.6 8.2 8.1 8.5 9.0 9.2 8.9 8.7 8.1
3.9 4.1 3.8 4.2 3.2 2.7 2.8 3.0 2.7
June19 Sept Dec Mar20 June Sept Dec Mar21 June
E-H Non-Performing Loans
Total Provision - in relation to the portfolio
Coverage Ratio over 90 Days
Coverage Ratio over 60 Days
Coverage Ratio over 90 Days + Renegociation
Coverage Ratio over 90 Days - excluding operations 100% provisioned

Provision and Overdue Portfolio


R$ million
36,860 36,142 36,796 40,466 43,209 44,894 45,339 46,030 44,401
6,899 6,899 6,901 9,365 12,014 10,370 10,519 11,569 11,243
16,049 14,407 15,404 14,541 18,290 23,378 22,775 21,389 21,319
13,912 14,835 14,491 16,560 12,905 11,145 12,044 13,071 11,840
June19 Sept Dec Mar20 June Sept Dec Mar21 June
Specific
Generic
Complementary

Portfolio in Arrears


R$ million
17,611 19,171 19,008 21,972 17,296 13,304 14,597 17,260 16,869
13,795 16,024 15,026 17,759 14,428 11,276 11,255 13,160 13,674
June19 Sept Dec Mar20 June Sept Dec Mar21 June
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

NPL Creation | 90 days vs. Write-offs

The NPL Creation presented a reduction of 28.9% in the quarter, justified by the return of the usual policies for renegotiation in the 1Q21, practiced in the periods preceding the pandemic. It is worth noting that a significant part of the NPL Creation of the quarter comes from credits 100% provisioned or with high level of provisions, part of them originating from the renegotiated portfolio.

NPL Creation


R$ million
4,532 5,819 3,672 6,982 2,195 684 3,674 6,363 4,525
2,843 2,969 3,248 3,974 2,379 289 2,279 4,040 3,091
1,356 1,362 856 2,074 85 146 922 2,073 1,339
334 1,489 (431) 934 (269) 249 473 249 94
2Q19 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

Write-offs


R$ million
4,476 3,591 4,670 4,250 5,526 3,837 3,694 4,459 4,011
2,567 2,350 2,566 2,868 3,216 2,651 2,422 2,697 2,772
1,322 1,026 1,234 1,103 1,677 1,152 759 1,080 1,167
587 215 870 279 633 34 513 682 71
2Q19 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

In June 2021, the gross ALL expenses accounted for almost 100% of the NPL Creation, returning to the same level of periods that preceded the pandemic (2Q19), quite a comfortable level, which demonstrates the robustness of our level of provisioning.

Gross ALL Expenses (1) /NPL Creation - 90 days


%
96 78 126 105 398 823 111 78 95
R$ million
4,532 4,349
5,819 4,522
3,672 4,622
6,982 7,359
2,195 8,745
684 5,626
3,674 4,066
6,363 4,935
4,525 4,299
2Q19 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q
NPL Creation - 90 days
Gross ALL Expenses (1)
Gross ALL Expenses /NPL Creation - 90 days

(1) It refers to ALL expenses, based on Resolution No. 2,682/99.

bradesco

Funds Raised and Managed

R$ million	June21	Mar21	June20	Variation % Quarter	Variation % 12 months
Demand Deposits	54,509	52,997	45,547	2.9	19.7
Savings Deposits	137,401	134,181	123,270	2.4	11.5
Time Deposits + Debentures	363,982	361,840	335,273	0.6	8.6
Borrowing and Onlending	58,676	54,129	54,500	8.4	7.7
Funds from Issuance of Securities	134,828	142,709	161,704	(5.5)	(16.6)
Subordinated Debts	7,187	7,841	16,579	(8.3)	(56.6)
Eligible Debt Capital Instruments	40,375	37,489	36,958	7.7	9.2
Subtotal	**796,958**	**791,186**	**773,831**	**0.7**	**3.0**
Obligations for Repurchase Agreements [1]	260,026	271,749	226,929	(4.3)	14.6
Interbank Deposits	2,739	2,456	1,094	11.5	-
Working Capital (Own/Managed)	122,568	120,074	110,826	2.1	10.6
Foreign Exchange Portfolio	32,999	30,808	32,646	7.1	1.1
Payment of Taxes and Other Contributions	7,421	5,213	3,855	42.4	92.5
Technical provisions for insurance, pension plans and capitalization bonds	288,364	285,163	274,861	1.1	4.9
Funds raised	**1,511,075**	**1,506,649**	**1,424,042**	**0.3**	**6.1**
Investment Funds and Managed Portfolios	**1,082,126**	**1,044,222**	**940,430**	**3.6**	**15.1**
Total Assets under Management	**2,593,201**	**2,550,871**	**2,364,472**	**1.7**	**9.7**

(1) It does not consider debentures.

Loans vs. Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We had a low dependency on interbank deposits and foreign lines of credit given the capacity to obtain funding from clients effectively. This efficiency is a result of the broad diversity of products offered through digital channels, branch network, multi-platform and advice from experts in asset management allied to the market's confidence in the Bradesco brand and our important presence in the client's sector.

R$ million	June21	Mar21	June20	Variation % Quarter	Variation % 12 months
Funding vs. Investments					
Demand Deposits + Sundry Floating	61,930	58,210	49,402	6.4	25.4
Savings Deposits	137,401	134,181	123,270	2.4	11.5
Time Deposits + Debentures	363,982	361,840	335,273	0.6	8.6
Funds from Financial Bills	125,243	131,224	149,563	(4.6)	(16.3)
Customer Funds (1)	**688,556**	**685,455**	**657,508**	**0.5**	**4.7**
(-) Reserve Requirements	(85,381)	(83,855)	(80,972)	1.8	5.4
(-) Available Funds (Brazil)	(18,806)	(19,999)	(17,337)	(6.0)	8.5
Customer Funds Net of Reserve Requirements	**584,369**	**581,601**	**559,199**	**0.5**	**4.5**
Borrowing and Onlending	58,676	54,129	54,500	8.4	7.7
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	80,162	79,608	81,112	0.7	(1.2)
Total Funding (A)	**723,207**	**715,338**	**694,811**	**1.1**	**4.1**
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**649,080**	**625,904**	**578,699**	**3.7**	**12.2**
B / A	**89.8%**	**87.5%**	**83.3%**	**2.3 p.p.**	**6.5 p.p.**

(1) It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

R$ million	2Q21	1Q21	2Q20	1H21	1H20	Variation % 2Q21 x 1Q21	Variation % 2Q21 x 2Q20	Variation % 1H21 x 1H20
Card Income	2,744	2,639	2,352	5,383	5,052	4.0	16.7	6.6
Checking Account	2,000	1,943	1,921	3,943	3,901	2.9	4.1	1.1
Asset Management	828	797	814	1,625	1,727	3.9	1.7	(5.9)
Loans Operations	662	634	657	1,296	1,378	4.4	0.8	(6.0)
Collections and Payments	594	615	621	1,209	1,280	(3.4)	(4.3)	(5.5)
Consortium Management	540	513	439	1,053	929	5.3	23.0	13.3
Underwriting / Financial Advisory Services	390	255	232	645	424	52.9	68.1	52.1
Custody and Brokerage Services	351	358	303	709	649	(2.0)	15.8	9.2
Other	303	313	287	616	569	(3.2)	5.6	8.3
Total	**8,412**	**8,067**	**7,626**	**16,479**	**15,909**	**4.3**	**10.3**	**3.6**
Business Days	**62**	**61**	**61**	**123**	**123**	**1**	**1**	**-**

The good performance observed in virtually all the lines in the 2Q21 reflects the resumption of the economic activity and the growth of our business, even with new electronic means of payment and bank transfers without cost to clients, which were implemented by the market. Below are the main highlights that influenced the fee and commission income in the comparative periods:

- **Card Income** The positive performance in comparison to all the comparative periods, reflects the higher volume transacted with cards. The resumption of the economy, the advancement of the vaccination and the reopening of trade are factors that influenced the increased use of debit and credit cards. It is worth highlighting the excellent performance of the volume traded for the 2Q21, the highest of the historical series, exceeding seasonal periods like the fourth quarter and also the same period of 2019.
- **Checking Account** The growth observed in all periods is a reflection of the constant evolution of the client base, which had an evolution of 2.9 million in 12 months, allied to the higher volume of business, from our banking correspondents, given the initial resumption of the economy with the reopening of trade and stores in general.
- **Asset Management** The developments observed in the quarter and in the year (2Q21 x 2Q20) reflect the continuity of the strategy of diversification and advancement in the offer of new products with high added value (Multimarket, Shares, Investment Abroad and Private Credit) and of higher revenues originated from third-party funds. The offer of products through a team of investment specialists, aligned to the profile and purpose of each investor, contributed to reach a net funding of R$17.2 billion in the first half of 2021.
- **Loan Operations** The growth in the quarter and in the year is related to the increase in the volume of origination of credit, highlighting the good performance in income from real estate financing and working capital.
- **Collections and Payments** The variation observed in the quarter reflects, mainly, the seasonality due to the concentration of IPVA/IPTU payments in the first quarter of 2021 and of lower revenue with bank payment slips due to the marginal reduction of volume and price review.
- **Consortium Management** The good performance observed in all comparative periods is a reflection of our active presence in the lines of personal property and real estate, in which we are the market leaders. It is worth highlighting sales to individuals and companies originated on digital channels (Mobile, Internet Banking and Net Empresa), which represented about 20% of total origination in the 1H21, with strong operation in market niches, such as agribusiness and real estate.
- **Underwriting/Financial Advisory Services** The excellent performance of these revenues from the capital market is related to business growth, highlighting the advice of operations in the comparative study of 12 months, which showed an increase of 170% in variable income, 140% in mergers and acquisitions, and 30% in fixed-income operations.
- **Custody and Brokerage** The performance in revenues with brokerage in the periods is related to the higher volume of operations on the stock exchange, highlighting the performance obtained in transactions carried out through Ágora Corretora (Broker House), that accounted for about 70% of this line, with a total growth of 50% of its client base. The growth in revenues from custody reflects the larger volume in the issuances and cancellations of ADRs / UNITs.


Volume Traded - Credit Cards
R$ million
▲11.5%
▲36.0%
49,998
51,921
54,862
53,803
40,990
45,846
52,175
52,101
55,750
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q


Checking Account Holders
In million
29.2
29.6
30.1
30.7
31.3
31.9
32.3
33.2
34.2
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q


Investments Funds and Managed Portfolios
R$ billion
971.1
995.5
1,000.8
915.5
940.4
972.5
1,023.3
1,044.2
1,082.1
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q


Number of Outstanding Consortium Quotas
In thousands
1,539
1,601
1,617
1,585
1,550
1,548
1,528
1,516
1,511
1,215
1,266
1,280
1,262
1,236
1,232
1,222
1,220
1,212
261
267
266
252
244
243
235
227
227
63
69
71
71
70
73
71
69
71
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Trucks
Real Estate
Auto


Assets under Custody
R$ billion
1,775
1,803
1,855
1,590
1,718
1,768
1,949
1,977
2,057
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q

R$ million	2Q21	1Q21	2Q20	1H21	1H20	Variation % 2Q21 x 1Q21	Variation % 2Q21 x 2Q20	Variation % 1H21 x 1H20
Personnel Expenses								
Structural	**4,123**	**4,044**	**4,198**	**8,167**	**8,487**	**2.0**	**(1.8)**	**(3.8)**
Payroll/Social Charges	2,974	2,896	3,027	5,870	6,101	2.7	(1.8)	(3.8)
Benefits	1,149	1,148	1,171	2,297	2,386	0.1	(1.9)	(3.7)
Non-Structural	**997**	**1,025**	**635**	**2,022**	**1,667**	**(2.7)**	**57.0**	**21.3**
Management and Employee Profit Sharing	776	809	452	1,585	1,230	(4.1)	71.7	28.9
Provision for Labor Claims	119	127	148	246	296	(6.3)	(19.6)	(16.9)
Training	20	15	21	35	55	33.3	(4.8)	(36.4)
Termination Costs	82	74	14	156	86	10.8	-	81.4
Total - Personnel Expenses	**5,120**	**5,069**	**4,833**	**10,189**	**10,154**	**1.0**	**5.9**	**0.3**
Administrative Expenses								
Outsourced Services	1,289	1,179	1,204	2,468	2,488	9.3	7.1	(0.8)
Depreciation and Amortization	817	828	799	1,645	1,598	(1.3)	2.3	2.9
Data Processing	607	645	631	1,252	1,142	(5.9)	(3.8)	9.6
Communication	353	381	360	734	764	(7.3)	(1.9)	(3.9)
Asset Maintenance	343	328	353	671	669	4.6	(2.8)	0.3
Advertising and Marketing	315	203	269	518	560	55.2	17.1	(7.5)
Rent	308	323	340	631	685	(4.6)	(9.4)	(7.9)
Financial System Services	274	243	237	517	510	12.8	15.6	1.4
Transportation	173	162	161	335	351	6.8	7.5	(4.6)
Security and Surveillance	147	152	186	299	371	(3.3)	(21.0)	(19.4)
Utilities (Water, Electricity and Gas)	87	93	91	180	203	(6.5)	(4.4)	(11.3)
Materials	30	25	37	55	77	20.0	(18.9)	(28.6)
Travel	7	9	15	16	68	(22.2)	(53.3)	(76.5)
Other	262	241	287	503	562	8.7	(8.7)	(10.5)
Total - Administrative Expenses	**5,012**	**4,812**	**4,970**	**9,824**	**10,048**	**4.2**	**0.8**	**(2.2)**
Total Expenses Administrative + Personnel	**10,132**	**9,881**	**9,803**	**20,013**	**20,202**	**2.5**	**3.4**	**(0.9)**
Other Operating Expenses Net of Revenue								
Expenses with Marketing of Cards	446	483	395	929	1,057	(7.7)	12.9	(12.1)
Civil and Tax Contingencies	88	79	163	167	230	11.4	(46.0)	(27.4)
Claims	135	106	102	241	195	27.4	32.4	23.6
Other	189	655	996	844	1,532	(71.1)	(81.0)	(44.9)
Total - Operating Expenses Net of Revenue	**858**	**1,323**	**1,656**	**2,181**	**3,014**	**(35.1)**	**(48.2)**	**(27.6)**
Total Operating Expenses	**10,990**	**11,204**	**11,459**	**22,194**	**23,216**	**(1.9)**	**(4.1)**	**(4.4)**

- **Personnel Expenses** In the half year, the expenses remained practically stable, highlighting the reduction of expenses with dividends and social charges, even considering the effect of the collective bargaining convention of 1.5% in 2020 and the consolidation of Bradesco BAC Florida Bank that began in the 4Q20. In the annual comparative (2Q21 x 2Q20), the increase is a reflection of higher expenses with profit-sharing, caused by the growth in 63.2% of the recurring net income.

- **Administrative Expenses** Even with the accumulated inflation in 12 months, of 8.3% for the IPCA and 35.8% for the IGP-M, the expenses had a reduction in the half-year comparison, a reflection of the rigorous and continuous cost control, arising out of Management actions, which also include the transformation of branches into business units, which have a lighter structure compared to that of a branch, making it possible the reduction of the cost of serving.

  The increase in the quarterly comparative results from the growth in the volume of business and higher expenses on advertising and publicity, due to the campaigns carried out in the 2Q21.

Branches and Electronic Service Centers (PAEs)/ Service Centers (PAs)


June19
4,581
4,783
Sept
4,567
4,775
Dec
4,478
57
4,871
Mar20
4,400
66
4,922
June
4,167
276
4,901
Sept
3,795
571
4,813
Dec
3,395
708
4,737
Mar21
3,312
766
4,709
June
3,168
877
4,675
Branches
Business Units
Electronic Service Centers (PAEs) and Service Centers (PAs)

- **Other Net Operating Expenses from Income** The reduction presented in all the comparative periods reflects the lower expenses with the marketing of cards, reflecting the outcome of the development of sales through the digital channels, which showed an important step forward in this period, a reduction of other operating expenses, due to the constitution of the additional provision in the Insurance Group in the first half of 2020, in addition to lower expenses with operating provisions, civil and tax contingencies.

In spite of advancements in the process of vaccination, the second quarter of 2021 was still influenced by the effects of the second wave of the Covid-19 pandemic in the country, with an impact on the rates of transmission of the disease, hospitalizations, and deaths. Given the greater adaptation of society to the adverse situation, there has been some recovery of the level of activity and of the insurance market, although variables that add uncertainties to the economic scenario in the short and medium-term persist.

In this context, the Insurance Group showed robust results, favored by the expressive evolution of the revenues, both in the quarterly and in the half-year comparison, and in the reduction of the administrative expenses, with positive effects on the Administrative Efficiency Ratio, which recorded one of the best marks in recent periods.

The good performance allowed the absorption of impacts resulting from the increase of the claims ratio - fruit of the higher frequency of events related to Covid-19, possible post-Covid consequences and indemnities in the "Life" products, in addition to the resumption of the elective procedures, as well as the strengthening of the prudential Technical Provisions constituted with the aim of mitigating the reflexes of the pandemic on the operation of the company, solidifying the asset structure of the Group's consolidated balance sheet.

16 months have elapsed since the declaration of the Covid-19 pandemic by WHO (World Health Organization), and Grupo Bradesco Seguros continues intensifying efforts to facilitate and enhance the journey of its clients in the purchase of products and services, especially with increasing investment in technology and innovation, considering the fact not only of the current atypical scenario, but also the trends of the sector.

The company expanded and improved its digital marketing channels, whose sales improved 80% from January to June 2021, surpassing R$700 million, with an increase of 62% in the number of items distributed. The sales by the Mobile channel evolved 164%, while those performed via Internet Banking evolved 63%. The Bradesco Seguros Apps intended for product commercialization already register 8 million downloads. In addition, 94% of Health reimbursements and 77% of claims inspections of Auto Insurance were completed by digital processing, and 91% of Private Pension plans sales were digitally signed through the Bradesco App, Internet Banking and biometrics.

In Bradesco Saúde, the "Digital Health" service, available 24h a day, completed one year surpassing the mark of 400 thousand telemedicine appointments, while the hot website created by the company with content about self-protection and essential care related to Covid-19 recorded more than 1.6 million accesses in the same period. Bradesco Saúde and Mediservice also launched the booklet Post-Covid-19 Syndrome, with information and care about possible consequences of the disease for longer periods, in addition to a list of references specifically for the treatment of these cases.

The product *Saúde Efetivo* continued its expansion strategy, having been launched in Santa Catarina, amounting to more than 80 thousand lives in the total beneficiaries of the plan, present in 14 states and in the Federal District. In May, the "Bradesco Saúde Concierge" reached the mark of 150 thousand insured persons, with the reformulation of the service of International Second Medical Opinion on the digital channels and the release of the Medical Guidance by Video, which has been highlighted in Covid-19 appointments.

In Life Insurance, Bradesco Vida e Previdência launched the "Vida Viva Bradesco" (Living Life), with covers and customizable assistance for individual and family protection. Focusing on benefits that can be enjoyed in life, the new insurance provides coverage for serious diseases, congenital diseases of children, loss of income by involuntary unemployment and daily rate of temporary incapacity, among others. It also contemplates differentiated appointments, such as the Palavra de Médico (Doctor's Word), assistance by the referenced network with different specialties and Brazilian and international specialists.

In the segment of Private Pension, aiming to expand and enhance its portfolio, Bradesco Vida e Previdência launched three new pension plans: "Bradesco Bolsa Americana Multimercado PGBL/VGBL" [Multimarket American Stock Exchange PGBL(Free Benefit Generating Plan)/VGBL (Free Benefit Generating Life Insurance Plan)], focused on the international asset allocation; "Bradesco Diversificação Global Multimercado PGBL/VGBL" (Multimarket Global Diversification PGBL/VGBL), focusing on fixed and variable income, both in developed and emerging markets; and "Bradesco Moat FIC Ações PGBL/VGBL" (Shares), which offers differentiated returns in the long-term in the stock market. The new products are managed by Bradesco Asset Management (BRAM).

Now in Auto Insurance, Bradesco Auto/RE is investing in research for the implementation of artificial intelligence in the calculation of claims, in order to enhance the possibility of self-service of the insured person, dispensing with the need for onsite inspection and reduction of the time to authorize repairs. In April, the company launched a new platform for customer service - Bradesco Auto Center (BAC) virtual - in more than 30 cities in the country. In addition, in P&C, Bradesco Auto/RE created new segmentation for the Corporate and Customized Residential products.

Another important initiative of the Insurance Group was the development of the new Universeg platform, with operation similar to a streaming and which works as a point of convergence of multidisciplinary content to support its business partners, considering their personal and professional development. Modern and intuitive, the new experience of empowerment deals with various issues related to the insurance market, self-development and improvement of human competencies, that is even more necessary for the training of the future professional, thus reinforcing the company's mission of consolidating the culture of insurance in the country.

Income from **Insurance**

bradesco

Information 2Q21	Net Income	ROAE	Revenues
	R$655MM -59.8% in the quarter -51.8% in 12 months	7.8%	R$19,874MM +1.8% in the quarter +20.7% in 12 months

Consolidated Statement of Income and Selected Property Data

R$ million	2Q21	1Q21	2Q20	1H21	1H20	Variation % 2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income (1)	11,642	11,594	10,327	23,235	21,727	0.4	12.7	6.9
Retained Claims	(8,722)	(7,908)	(5,517)	(16,630)	(12,656)	10.3	58.1	31.4
Capitalization Bond Draws and Redemptions	(1,225)	(1,194)	(1,081)	(2,419)	(2,383)	2.6	13.3	1.5
Selling Expenses	(808)	(772)	(782)	(1,580)	(1,557)	4.7	3.3	1.5
Financial Results	687	1,417	831	2,104	1,578	(51.5)	(17.3)	33.4
Income from Insurance, Pension Plans and Capitalization Bonds	**1,574**	**3,137**	**3,778**	**4,711**	**6,709**	**(49.8)**	**(58.3)**	**(29.8)**
Fee and Commission Income	441	442	450	883	925	(0.2)	(2.0)	(4.6)
Personnel Expenses	(398)	(410)	(372)	(808)	(771)	(2.9)	7.0	4.8
Other Administrative Expenses	(354)	(328)	(355)	(682)	(719)	8.0	(0.2)	(5.1)
Others (1)	(184)	(167)	(1,189)	(351)	(1,865)	10.4	(84.5)	(81.2)
Operating Income	**1,078**	**2,674**	**2,312**	**3,752**	**4,279**	**(59.7)**	**(53.4)**	**(12.3)**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(423)	(1,045)	(951)	(1,468)	(1,760)	(59.6)	(55.5)	(16.6)
Recurring Net Income	**655**	**1,629**	**1,361**	**2,284**	**2,519**	**(59.8)**	**(51.8)**	**(9.3)**
Selected Asset Data								
Total Assets	341,613	338,255	327,355	341,613	327,355	1.0	4.4	4.4
Securities	321,125	318,003	308,833	321,125	308,833	1.0	4.0	4.0
Technical Provisions	288,364	285,163	274,861	288,364	274,861	1.1	4.9	4.9
Shareholder's Equity (2)	36,486	36,119	39,564	36,486	39,564	1.0	(7.8)	(7.8)

(1) In the first half of 2020, additional provisions were made in the sum of R$1,108 million, which were classified as supplementary provisions in the line of Other Income/Operating Expenses; and (2) In June 2021, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaled R$21,607 million.

Net Gain/Loss and ROAE



%
23.7
24.1
24.2
13.4
15.5
14.9
14.3
19.6
7.8
R$ million
1,833
830
514
326
163
1,885
910
549
271
155
1,919
1,029
465
269
156
1,158
811
40
182
125
1,361
583
341
359
78
1,325
639
349
232
105
1,276
642
241
301
92
1,629
627
580
314
108
655
544
155
117
(161)
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE

The net income performance in the quarter was impacted by the increase in the Claims Ratio, which was affected by the frequency of the events related to Covid-19, due to the increased need for hospital care, diagnostics, appointments, admissions, possible post-Covid-19 consequences, resumption of the elective procedures and indemnities in "Life" products.

The costs related to Covid-19 totaled approximately R$1.8 billion in the 2Q21 and R$3.0 billion in the 1H21. In addition, there was a reduction of the Financial Income, justified by the behavior of the economic-financial indexes, which impacted the performance of financial investments.

Premiums Issued, Pension Contribution and Capitalization Revenue – Revenue and Administrative Efficiency Ratio


%
R$ million
4.2 4.3 4.0 4.0 4.3 3.7 3.8 3.8 3.8
18,822 19,746 21,038 18,966 16,466 20,144 18,161 19,529 19,874
8,920 9,661 10,845 9,062 7,148 10,068 8,118 9,194 9,171
1,535 1,550 1,422 1,298 1,242 1,485 1,436 1,384 1,540
6,725 6,901 7,117 7,146 6,871 7,181 7,426 7,612 7,784
1,642 1,634 1,654 1,460 1,205 1,410 1,181 1,339 1,379
2Q19 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

Retained Claims


%
R$ million
72.5 74.2 74.2 72.9 62.4 74.7 83.7 77.7 85.5
58.4 66.7 76.2 66.6 67.4
6,880 7,165 7,308 7,139 5,517 7,237 7,824 7,908 8,722
6,880 7,165 7,308 7,139 5,156 6,455 7,123 6,779 6,874
361 782 701 1,129 1,848
2Q19 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q
Claims Reported - Covid-19
Retained Claims
Claims
Claims Ratio (Without Covid-19)

Income from Insurance, Pension Plans and Capitalization Bonds


R$ million
3,594 3,473 3,900 2,931 4,139 3,778(*) 3,913 3,131(*) 2,982 2,281(*) 4,266 3,137(*) 3,422 1,574(*)
1,529 1,439 1,553 747 831 1,009 1,443 1,417 687
361 782 701 1,129 1,848
2,065 2,034 2,347 2,184 2,947 2,122 838 1,720 887
2Q19 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q
Operating Income
Claims Reported - Covid-19
Financial Result
(*) With the Effect of Covid-19

The performance of the Operating Income in the 2Q20 x 1Q21 comparison reflects the higher Claims Ratio, which was impacted by the frequency of the events related to Covid-19, as previously mentioned.

It is worth noting that in the 2Q21, in addition to the absorption of impacts arising from the Covid-19 pandemic, there was the constitution of R$211 million of long-term technical provisions.

Regarding the Financial Income performance in all comparative periods (1Q21, 2Q20 and 1H20), the movements are justified by the behavior of the economic-financial indexes, which are reflected in the performance of the financial applications.

Technical Provisions

The Technical Provisions of the Insurance Group totaled R$288.4 billion in June 2021, representing an increase of 4.9% in relation to June 2020 and 1.1% regarding the previous quarter. This mainly reflects the higher provisions in the "Health" and "Life and Pension" lines.

Technical Provisions


R$ million
265,241 269,675 274,765 272,257 274,861 279,186 284,606 285,163 288,364
240,388 244,312 249,240 246,298 250,168 253,240 257,746 257,899 260,483
10,756 11,014 11,132 11,727 11,325 12,390 13,638 14,026 14,556
8,538 8,699 8,838 8,854 8,755 8,815 8,571 8,504 8,488
4,665 4,791 4,753 4,541 4,391 4,531 4,650 4,734 4,837
June19 Sept Dec Mar20 June Sept Dec Mar21 June
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Performance Ratios

The performance of the 12-month Combined Ratio mainly reflects the increase in the Claims Ratio, which was impacted by the increased frequency of the events related to Covid-19 and the resumption of the elective procedures, in addition to the establishment of long-term Technical Provisions in Bradesco Saúde.

The total Expense Ratio reached 7.9%, showing an improvement of 0.6 p.p. in comparison to the previous year and an increase of 0.3 p.p. in comparison to the previous quarter, impacted by the constitution of long-term Technical Provisions in Bradesco Saúde.

Combined Ratio


%
98.0 99.1 98.2 96.9 92.0 96.7 108.9 97.8 101.9
95.5 97.1 95.3 95.4 82.0 95.6 100.0 94.9 95.8 93.4
84.5 84.4 84.2 83.6 74.5 86.0 95.5 88.0 90.6
55.7 54.6 56.1 53.5 61.8 66.8 67.4 70.4
2Q19 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q
Health
Auto/P&C
Life
Total

Claims Ratio


%
86.7 87.9 86.1 84.2 70.0 84.6 97.4 87.2 95.1
72.5 74.2 74.2 72.9 62.4 74.7 83.7 77.7 85.5
59.2 58.8 59.3 57.9 49.3 56.3 58.1 58.4 58.2 68.8
29.5 34.8 33.9 31.8 39.0 45.8 44.8 41.1 50.0 28.8
28.5 30.3 31.1 29.7 33.3 32.3 31.3
2Q19 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q
Property & Casualty
Life/AP
Auto/Optional Third-Party Liability
Total
Health

Expense Ratio


%
21.0 21.3 20.8 20.4 22.5 19.7 20.8 23.5 23.6
17.6 18.0 20.3 20.0 18.0 18.3 17.8 17.0 18.0
17.2 16.8 17.1 16.7 17.7 17.0 16.7 16.4 17.2
8.3 8.2 8.3 8.0 8.5 7.8 8.6 7.6 7.9
4.6 4.5 4.8 4.4 5.1 4.5 5.5 4.5 4.7
2Q19 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q
Health
Auto/Optional Third-Party Liability
Property & Casualty
Total
Life/AP

Life and Pension Plans


R$ million
830
910
1,029
811
583
639
642
627
(161)
8,920
9,661
10,845
9,062
7,148
10,068
8,118
9,194
9,171
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Premium and Contribution Income (1)
Net Gain/Loss

(1) Life/VGBL/PGBL/Traditional.

In the comparative periods, the Net Income was influenced by the increase in the Claims Ratio in the "Life" line, mainly by the impacts resulting from the Covid-19 pandemic, which increased the quantity of notices of claims in products with the coverage of deaths; and by the drop of the Financial Income, due to the behavior of the economic-financial indexes, which impacted the performance of the applications. Such factors were partially offset by the improvement in the Administrative Efficiency Ratio. It is worth noting the increase in Revenues in the annual comparative.

Policyholders and Participants in Life and Personal Accidents and in Pension Plans


Number of Life and Personal Accidents Policyholders
In thousand
33,138
32,203
33,149
33,117
32,377
32,022
31,876
31,512
31,577
June19
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June


Number of Pension and VGBL Participants
In thousand
2,947
2,942
2,937
2,912
2,893
2,882
2,873
2,867
2,876
June19
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June

Health


R$ million
326
271
269
182
359
232
301
314
155
6,263
6,451
6,662
6,693
6,425
6,753
6,986
7,162
7,327
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
Net Written Premiums
Net Income

Note: Bradesco Saúde, Mediservice and Bradesco Saúde Operadora de Planos are considered for comparison purposes.

In the comparison with the 2Q20, the Net Income declined, reflecting mainly the increase in the Claims Ratio, due to the increase of the frequency of events related to Covid-19 - such as greater need of medical-hospital care, diagnostics, appointments, admissions, possible post-Covid-19 consequences, in addition to the resumption of the elective procedures and higher number of working days. Such factors were partially offset by higher Revenues, increase of the Financial Income, due to the behavior of the economic-financial indexes, and by the improvement in the Administrative Efficiency Ratio.

In comparison to the 1Q21, the Net Income was impacted by the increase in Claims Ratio, due to the constitution of long-term Technical Provisions and the reduction of the Financial Income, partially offset by the growth in Revenues.

Number of Bradesco Saúde and Mediservice Policyholders


In thousand
3,586
3,609
3,666
3,643
3,622
3,664
3,658
3,678
3,715
139
136
134
132
130
128
127
125
122
3,447
3,473
3,532
3,511
3,492
3,536
3,531
3,553
3,593
June19
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Company Health Plans
Individual Health Plans

bradesco

Capitalization Bonds


R$ million
163 155 156 125 78 105 92 108 117
1,642 1,634 1,654 1,460 1,205 1,410 1,181 1,339 1,379
2Q19 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q
Capitalization Bond Income
Net Income

In comparison with the 2Q20, the Net Income increase is due to higher income (net of draws, redemptions and selling expenses), increase in the Financial Income - due to the impact of the economic-financial indexes on the performance of the financial applications and the updating of Technical Provisions - and the improvement in the Administrative Efficiency Ratio.

In comparison to the 1Q21, the improvement of the Net Income was boosted by higher Revenues and higher Financial Income.

We also highlight that we have maintained our leadership in this market, with a market share of 23.1% (SUSEP – May 2021).


In thousand
Number of Active Capitalization Bonds
2,711 2,733 2,736 2,733 2,633 2,565 2,506 2,350 2,192
22,712 23,105 22,220 21,574 19,706 28,721 23,533 27,986 24,098
7,301 7,387 7,477 7,465 7,231 7,161 7,016 6,914 6,930
15,411 15,718 14,743 14,109 12,475 21,560 16,517 21,072 17,168
June19 Sept Dec Mar20 June Sept Dec Mar21 June
Active Capitalization Bonds
Customers (Active Bonds)
Active Drawing Right Assignment

Auto and Property & Casualty


R$ million
103 84 94 114 82 62 41 76 77
1,512 1,531 1,398 1,290 1,239 1,484 1,436 1,384 1,540
2Q19 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q
Net Written Premiums
Net Income

In relation to the 2Q20, the Net Income decrease reflects the increase in the Claims Ratio - offset by the growth in Revenues, increase in the Financial Income, due to the behavior of the economic-financial indexes, and the improvement of the Administrative Efficiency Ratio.

In the comparison with the 1Q21, the Net Income was impacted by the growth in Revenues and by the improvement in the Claims Ratio, partially offset by the drop of the Financial Income.


Number of Policyholders
In thousand
2,811 2,825 3,007 2,994 2,818 2,745 2,660 2,696 2,785
1,280 1,263 1,432 1,422 1,302 1,226 1,106 1,118 1,188
1,531 1,562 1,575 1,572 1,516 1,519 1,554 1,578 1,597
June19 Sept Dec Mar20 June Sept Dec Mar21 June
Auto/Optional Third-Party Liability
P&C

Main non-recurring events that affected the net income in the periods:

R$ million	2Q21	1Q21	2Q20	1H21	1H20
Recurring Net Income	**6,319**	**6,515**	**3,873**	**12,834**	**7,626**
Non-Recurring Events	**(345)**	**(362)**	**(367)**	**(707)**	**(738)**
- Goodwill Amortization (Gross)	(345)	(356)	(367)	(701)	(738)
- Other	-	(6)	-	(6)	-
Book Net Income	**5,974**	**6,153**	**3,506**	**12,127**	**6,888**

Basel Ratio

The Tier I capital ratio showed an increase in all the comparative periods (March 2021 and June 2020), mainly due to the high capacity of internal generation of capital (net income) that only in the half-year comparison evolved 68.3%. It is worth noting that the ratio is far above the regulatory limits, remaining at a very comfortable level.


%
18.6
15.0
1.4
13.7
3.6
June19
18.1
14.7
1.3
13.4
3.4
Sept
16.5
13.3
1.3
12.0
3.2
Dec
13.9
11.4
1.1
10.3
2.5
Mar20
15.0
12.5
1.1
11.5
2.5
June
15.1
12.9
1.1
11.8
2.2
Sept
15.8
13.8
1.1
12.7
2.0
Dec
15.4
13.6
1.0
12.6
1.8
Mar21
16.0
14.1
1.1
13.1
1.8
June
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital


Changes in the Tier I Ratio in the quarter
%
Limits up to March, 2021
8.25% Tier 1
6.75% Common Equity
13.6
1.0
12.6
Mar21
0.7
Net Income 2Q21
0.3
Effects of Prudential Adjustments
(0.5)
Interest on Shareholders' Equity
14.1
1.1
13.1
June21
Limits 2021 (1)
8.625% Tier 1
7.125% Common Equity
Common Equity
Addition Capital

(1) They refer to the required minimums, in accordance with Resolution No. 4,193/13, together with the additional capital contributions established by Circulars No. 3,768/15 and No. 3,769/15.

Main Economic Indicators

	2Q21	1Q21	2Q20	1H21	1H20
Main Indicators (%)					
Interbank Deposit Certificate (CDI)	0.79	0.49	0.73	1.28	1.75
Ibovespa	8.72	(2.00)	30.18	6.54	(17.80)
USD – Commercial Rate	(12.20)	9.63	5.33	(3.74)	35.86
General Market Price Index (IGP-M)	6.30	8.27	2.66	15.08	4.39
Extended Consumer Price Index (IPCA)	1.68	2.05	(0.43)	3.77	0.10
Business Days (#)	62	61	61	123	123
Calendar Days (#)	91	90	91	181	182
Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.0022	5.6973	5.4760	5.0022	5.4760
CDS 5 years (Points)	165	225	257	165	257
Selic - Base Interest Rate (% p.a.)	4.25	2.75	2.25	4.25	2.25
BM&F Fixed Rate (% p.a.)	6.57	5.08	2.36	6.57	2.36

Guidance **2021**	Disclosed	Realized 1H21	Reviewed
Expanded Loan Portfolio	9% to 13%	9.9%	9% to 13%
Client Portion	2% to 6%	2.2%	2% to 6%
Fee and Commission Income	1% to 5%	3.6%	1% to 5%
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses, Net of Income)	-5% to -1%	-4.4%	-5% to -1%
Income from Insurance, Pension Plans and Capitalization Bonds (It includes the financial income of the operation)	2% to 6%	-29.8%	**-15% to -20%**
Expanded ALL - R$ billion	R$ 14.0 to R$ 17.0	R$ 7.4	R$ 14.0 to R$ 17.0

(1) Projections of revenues with growth between 8% and 10%.

As a result of the cases related to Covid, the projection for the income from Insurance, Pension and Capitalization operations was reviewed. This new Guidance contemplates a review elaborated from projections of the development of cases related to Covid and to the maintenance of the pace of vaccination.

Bradesco Forecast

%	2021	2022
USD - Commercial Rate (year-end) - R$	4.70	5.30
Extended Consumer Price Index (IPCA)	7.10	3.30
General Market Price Index (IGP-M)	20.20	4.00
Selic (year-end)	7.00	7.00
Gross Domestic Product (PIB)	5.20	2.20

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on Management's current expectations, estimates and projections concerning future events and financial trends that may affect our business. However, the forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may be beyond our control. In addition, certain forward-looking statements, such as the guidance, for example, are based on assumptions, which, depending on future events, may not prove to be accurate. Thus, the actual results may differ significantly from the plans, objectives, expectations, forecasts and intentions expressed or implied in such forward-looking statements. The factors that can modify the actual results include changes in business and economic conditions, changes in interest rates, inflation, loss of the ability to capture deposits, and loss of clients or of income, among others.

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Additional Information

We aim to promote the best experience to all our clients, current and potential, irrespective of the channel of interaction. It is a strategy that puts clients at the center of the decisions to create intuitive and customized journeys. All of this with the use of data intelligence and the voice of the client - which helps us to understand the behavior, and also how to use each channel and its respective transactions. In this way, we promote smoother experiences in a channel and between channels.

It is a strategy with an end-to-end vision, for the creation of intuitive and customized journeys, with the use of data intelligence and with an omnichannel vision. From the insights of analyses of transactional and behavioral data, we validate the hypothesis with quantitative and qualitative research. Thus, we can prioritize the pains of clients and design solutions that meet the needs of the different personas mapped. To ensure the end-to-end vision, we build journeys that accompany the whole life cycle of the client, from the awareness, when the client is in the discovery phase of his/her needs, to the steps of evaluation, acquisition, post-sale and recommendation.

We rely on the client's voice to build the solutions and we returned to the field to test their effectiveness before the deployment of the journey. These interactions, with the intensive use of data, allow us to mold the solution designs to meet the needs of our clients. And to retrofeed this cycle, we also use metrics of customer experience, like the NPS, which are important to guide our strategy based on Customer centricity.

It is important to note that clients have different needs, which reflect in the customer service channels. Therefore, multichannels and omnichannels are essential for promoting the best experience. We use tools and data that allow us to understand the needs and create the best solutions for the different profiles.

Regardless of the current context recommends to the client seek digital means with more frequency, we are ready and available for those who seek support in the physical contact. Mainly to assist in transactions of higher complexity and those who are seeking consulting services for financial needs, either for an investment or a loan. For clients who prefer human services in some situations and also are users of the digital channels, we developed hybrid journeys: the contact starts with the manager, who sends the request to be approved and formalized directly on the client's app. Without the need to go to the branch.

In the context of this new digital era and empowerment of our clients, understanding their potential needs and seeking solutions that are appropriate to their profile are essential factors to ensure their loyalty to the Bradesco Organization.

Digital Channels / **BIA**

bradesco

The Mobile digitalization and engagement process had already been growing strongly in recent years. The pandemic has pressured people and companies to challenge traditional models and their own speed of transformation, and it was not different in Bradesco; fortunately, our bases were prepared to support this growth by offering clients a fluid and intuitive journey. We enable various products, services and customer service through Digital Channels, providing mobility, autonomy and security, which clients can access from anywhere and at any time. In 1H21, **98%** of the transactions were made through **Digital Channels**, highlighting the use of **Mobile**, with growth of **90%** in the financial transactions in comparison to the 1H20. In addition, we reached the record for the opening of accounts by Mobile in June 2021, both for individuals and companies.

Individuals

Digital Clients
In Million


16.3
18.7
21.0
June19
June20
June21

Mobile Clients
In Million


14.4
17.8
20.3
June19
June20
June21

Mobile Financial Transactions
In Million


214.6
315.0
599.6
1H19
1H20
1H21

Account Opening on Mobile
In Thousand


104.5
348.0
733.1
1H19
1H20
1H21

The **Client** can now **solve everything without leaving home**

+AUTONOMY **+EXPERIENCE**

Loans Granted

- ✓ Extension of Loans
- ✓ Personal Loans
- ✓ Payroll-Deductible Loans
- ✓ Credit in Installments

+63%
1H21 x 1H20

Debt Renegotiation
+66%
1H21 x 1H20

Pix Volume Traded
+58%
2Q21 x 1Q21

Companies

Digital Clients
In Million


1.2
1.3
1.5
June19
June20
June21

Mobile Financial Transactions
In Million


1,053.4
1,139.6
1H20
1H21

MEI Account Opening on Mobile
In Thousand


24.0
45.9
1H20
1H21

BIA **Total Interactions**
In Million


61.9
192.7
275.1
1H19
1H20
1H21

83.4 million interactions on WhatsApp from Jan to June21

New
Facebook Pay
Payments via WhatsApp

New
Statement of Income - Individuals
8.5 million delivered through BIA Mobile (up to June21)

- **Multi-Platform**: Bradesco App, Fone Fácil (Electronic Service), WhatsApp, Google Assistant, Amazon Alexa, Apple Business Chat and Bradesco Portal.

- Answers questions about **93 bank products and services**.

- On Fone Fácil, it meets **100% of requests** made on the first call.

- Inspired by the movement "Hey, update my voice", of UNESCO, we changed BIA's answers so that it can **react** fairly and firmly **against harassment**.

- By **WhatsApp,** she manages to interpret voice messages and help in consultations of spending, limits, best day for purchase and due date of the credit card, in addition to incentive campaigns for disclosure of information and relevant services available for **use by the client.**

- In addition, since April 2021, BIA is also available on the **Bradesco Portal**, which has already received **1.3 million interactions**.

next ended the 2Q21 with **5.4 million** clients, a growth of **99%** compared to the same period last year, having conquered, in a consistent and sustainable manner, more than 1 million clients throughout the second quarter. Important strategic actions have fueled the expansion of next in the market, especially the program of indications from clients (Member Get Member - MGM), in addition to offers with partners on commercial dates (Mother's Day, Geek Pride Day and Valentine's Day).

Highlights

MGM: the referral program, which offers a reward of up to R$200 per month to those who bring in new clients, stimulated the growth of the base and helped to improve the index of satisfaction with the platform.

NPS: we reached the NPS index of 72[1] - a reflection of the strategy of Customer centricity and the continuous investments in UX.

[1]new methodology from 2021. The index has shown an evolution since 2018, with a prominent position among the digital banks.

Journey of Accession: we have several improvements that streamline the process to open the account. Today, more than 70% of the accounts are opened in up to 24 hours.

ShopFácil: we concluded the incorporation of ShopFácil, adding to next an important source of revenue and a new vertical of non-financial business.

WhatsApp Pay: we offer to our clients this solution since the launch on the market, given the demand of our clients, expanding our portfolio of services and consolidating the strategy of next of always being well positioned in innovations both in the market of payments as well as of technology.

***Mimos* (gratuities):** we closed the quarter with more than **300** partner brands and more than **1,000** offers. Great promotions have intensified the engagement with the hub, as in the action of Valentine's Day, and with the Gamer public.

Accounts Opened

(In Thousand)


137%
429
689
1,016
2Q20
1Q21
2Q21

Clients

(In Millon)


99%
2.7
4.4
5.4
2Q20
1Q21
2Q21

68% between 18-34 years old

77% were not Bradesco's account holders

Main Indicators (%)

Amount of Transactions

Base 100


100
210
263
2Q20
1Q21
2Q21

The use of payment solutions grew **163%** in the year – demonstrating increasing engagement of clients with the platform.

Card Billing

Base 100


100
192
218
2Q20
1Q21
2Q21

The amount transacted on next cards increased **118%** in the year - important business indicator of next.

Cost of Serving (CTS)

Base 100


100
72
69
2Q20
1Q21
2Q21

The reduction of **31%** a year demonstrates the gain in efficiency of our operation.

ÁGORA INVESTIMENTOS

The strategy focused on continuous improvements on the platforms, allied to the trusteeship in the selection of the best products on the market - which has more than 800 investment options, advice from experts together with information and exclusive content developed by a team of renowned market analysts and which includes the largest coverage offered by Ágora of companies listed on the stock exchange - benefiting the expansion of the client base of Ágora Investimentos. In June 2021, we reached 672.9 thousand clients, a growth of 49.7% compared to the same period of the previous year.

In line with the growth of the client base, there was a positive evolution in the total of assets under custody. At the end of the second quarter, the amount totaled R$72.2 billion, equivalent to 42.7% compared to the same period of the previous year. Considering only the stock of individuals in variable income the amount came to R$53.2 billion, ensuring the position as the third largest broker in the country.


R$ billion
449.5
490.0
547.7
632.6
672.9
50.6
51.4
62.4
63.3
72.2
Variation June20 x June21
49.7%
42.7%
June20
Sept20
Dec20
Mar21
June21
Assets under Custody
Number of Clients (In thousands)

The investment platform aims to be open and independent, by offering own and third party products, in addition to exclusive services that satisfy all types of investors (individuals and companies), account holders or non-account holders of Bradesco.

Providing advanced, agile and secure trading platforms is essential to our clients. Thus, we provide the Ágora app and the website agorainvestimentos.com.br, where clients can register 100% digitally and also do their investments.

Full and digital experience with exclusive products and services for the client to invest in at any time


Full product range available
24h
to invest via website or App
Shares, options, forwards, futures markets, ETFs, BDRs and REFs
Public Offerings
+200 Investment Funds
+70 renowned market managers
+400 Fixed Income Options
Bank and secondary market
Public Securities
Exclusive COEs (Structured Transaction Certificates)
Private Pension

- Ágora is the official investment house of next, covering more than five million clients.
- Partner of the Estado group in the multi-platform news project E-Investidor. High quality content reaching out more than 31 million users of the group.
- Experienced Advisors and Operators that help the client make the best decision at the time of investment.
- The client follows the daily evolution of his/her investments with an integrated and individual vision of each asset that composes his/her portfolio at market value.
- Exclusive contents to assist in the decision-making process: live streams, videos, podcasts and exclusive reports.
- Present in the main social networks: YouTube, Facebook, Instagram, Tik Tok, LinkedIn, Twitter and Telegram.
- Team of renowned analysts in the market covering more than 143 companies and 21 FIIs (Real Estate Funds - REFs) listed on the stock exchange.
- Exclusive services with Ágora Scan, which has artificial intelligence that suggests a list of products that are suited for the investor, in accordance with the profile, portfolio and what other investors of the same profile are seeking.
- The only investment house to have its share portfolios (Aggressive, Top 10, Dividends, Small Caps and Top Green) followed and measured by rating agency Standard & Poor's. It also has mirror funds of these portfolios with the possibility of investments starting at R$1.00.
- One of the lowest brokerage fees in the market among institutions that offer free content and advice.
- No additional transaction or custody fees from Ágora (only B3 costs are conveyed).

Differentials most noted by clients

Solidity	Relationship	Content	Open Platform
Security	Expertise	Modernity	Trustees

Bitz had a growth of 81% in its client base in comparison to the previous quarter and has already achieved the expected result for the first year. Three important milestones were fundamental to achieve this result: (i) the availability of the Pix in late May of 2021, where 42% of users of Bitz already have at least one Pix key, increasing by 41% in the quarter the number of users with a balance in the wallet; (ii) the dissemination of the first advertising campaign, showing to the market its differentials, for example, the earnings of 20% of cashback on Bitz card payments, in addition to merchandising and movies for open TV, local radio stations and digital presence nationally; and (iii) the sponsorship of two national reality shows: the programs "Power Couple Brasil 5" and "Canta Comigo" (based on the All Together Now) of Record TV.

Also regarding the previous quarter, we highlight the increase of 85% in new accounts, the growth of 43.5% of the TPV (Total Payment Volume), the use of the application more than once a month for 56% of its users and the mark of 12.8% of the NPS. With this, Bitz begins to be known throughout Brazil, as a simple solution, free and that the client can pay and receive directly on the cell phone.

Bitz is a digital wallet that provides a free payment account in which the balance yields 100% of the CDI automatically. Bitz counts on features such as: payment and receipt directly from the cell phone, free express wire transfers (TED), Pix (instant payment/transfer service), payment of bills and bank slips, cell phone top-ups, a free debit card to pay in any payment machine, a virtual card to make purchases on the internet, food Apps, delivery, series, movies and music Apps that depend on a card number to operate.

On June 30, 2021, Bitz registered more than 1.6 million downloads and about 1.1 million accounts have been created since its deployment and it is available in the iOS and Android stores.

Bradesco BAC Florida Bank was appointed as the second most diversified bank of the United States among banks that have cross-border exposure, in accordance with the guidelines established by the Federal Reserve Board New York and by the FFIEC - Federal Financial Institutions Examination Council. In the last year, we delivered banking products and services of high quality to clients in 17 countries.

In November 2020, Bradesco started offering Pix, an innovative payment method created by the Central Bank of Brazil, which allows payments, transfers and receipts at any time of the day, every day of the year, even on weekends and holidays, crediting the beneficiary's account in a few seconds. Pix can be performed from a checking account, a savings account or a payment account. The transactions are carried out by informing only the Pix key registered (CPF/CNPJ, mobile, e-mail or random key) or scanning the QR Code for payment. Everything happens online, through digital channels.

We were the first bank to add a loan offer linked to the Pix journey, where the offer is contextualized. Bradesco launched in the first quarter of 2021 the purchase completely online via digital channels (Net Empresa and Mobile PJ) of the immediate QR Code to the teller machines (TEF), POS and E-commerce for all corporate clients. Bradesco reaffirms its commitment to innovate and encourage the market of payments. The product is evolutionary, and in the coming months, we will make more innovative deliveries.

Bradesco took one more important step related to climate change, adhering to the Net-Zero Banking Alliance, of Unep-FI. By being part of this initiative, we are the first Brazilian bank to assume the commitment of balancing the emissions of their investment and financing portfolios, to achieve zero net carbon emissions by 2050.

Open Finance, a concept that will replace the current Open Banking model, is an open financial system, free and safe to share financial data between institutions authorized by the Central Bank of Brazil. In phase 1, implemented in February this year, public data began to be shared of these institutions, such as information on channels of customer service, products and services. Now in phase 2, individuals and companies will be able to authorize the sharing of registration details and information of their accounts, credit cards and loan operations. This phase will occur in gradual cycles, defined by the Central Bank of Brazil, and will intensify the competition and generate opportunities for the banks to improve the client relationship.

This new system will facilitate the integration of banking and non-banking services, which will provide a more fluid experience, new partnerships and benefits, such as the aggregation of financial data, with intelligent triggers to support our clients in the financial management.

In the next phases, it will be possible to make payments and forward credit proposals, by means of Open Finance, and share data on more products and services, such as investments, foreign exchange, insurance and pension.

Service Network

We are a Bank present throughout Brazil and operating in strategic locations abroad. With a wide and constantly updated Service Network, we provide a modern structure and offer practical services in all segments in which we operate. At the end of the quarter, our Network was comprised of 83,509 points.

Bradesco Varejo - Bradesco Varejo service network comprises 2,823 branches, 3,880 service points, 795 electronic service points and 877 business units, in addition to 41,584 Bradesco Expresso (banking correspondent) units, structures dedicated to conducting business and for client relationship, with the offer of a broad portfolio of products and services.

In addition, we offer Digital Channels and thousands of self-service machines, providing full autonomy to the clients to carry out banking transactions conveniently and securely.

Through the implementation of digital journeys, we are advancing in the offer of products and services aiming to improve our client experience (individuals and companies), in addition to strengthening the financial guidance as a pillar of banking inclusion throughout the country.

Bradesco Prime - Bradesco Prime is a segment for high-income individuals that operates throughout Brazil. The client has access to the model of full relationship, with well sought solutions based on their profile and moment of life. Its mission is to be the first option bank of their clients, focusing on the quality of customer service and the offering of solutions that meet the clients' needs through specialized teams, in order to add value to shareholders and employees, according to the professional and ethical standards.

The criteria to be a Prime client, among others, is to have an income of R$15 thousand per month or investments above R$150 thousand. The key differentiators in being a Prime client are: relationship manager, investment advice for the wealth management, Viva Prime Program (benefits and exclusive discounts in selected partners), complete portfolio of credit cards, credit lines with special rates, international services, digital channels to access Prime wherever you are, in addition to the unique platform for clients with digital profile.

Bradesco Private Bank - Bradesco Private Bank offers exclusivity and works side by side with clients to conserve and manage family wealth across generations, underscoring the increase of its international value proposition with Bradesco BAC Florida Bank and its subsidiaries.

Designing innovative solutions to meet the ambitions and the individual needs of each of our clients, we have a complete structure of Wealth Management involving from liquid and illiquid assets, to the best vehicles and investment structures for the perpetuation of the family's estate.

Clients have access to a complete, open and differentiated platform, which offers investment options locally and internationally, in addition to exclusive funds, always counting on an experienced team of managers, economists, advisors, in addition to all of our business solutions including Investment Bank, Loan, Insurance, Broker, Pension, among others.

Currently, Bradesco Private Bank has 13 offices located in: São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador, thus ensuring nationwide presence, in addition to a foreign unit in Luxembourg.

Bradesco Corporate - Bradesco Corporate, focused on both large and medium-sized enterprises, is responsible for serving business groups. With its offices located in the main financial centers and with a value proposition based on proximity and relationship, it offers customized services with a global reach and has a highly skilled team to fulfill all clients' needs through a wide portfolio of products, structured solutions and financial services.

Wholesale has been investing in major changes in client experience and in the journey of managers, which is already omnichannel and uses systems like SalesForce and Tableau.

The four Corporate units are: Large Corporate, Corporate, Multi & Institutional and Corporate One. The segmentation within these areas observes concepts of revenues, sectoral and geographical aspects, among others.

In million	June21	Mar21	June20	Variation June21 x Mar21	Variation June21 x June20
Structural Information - Units					
Customer Service Points	83,509	82,203	81,773	1,306	1,736
- Branches	3,168	3,312	4,167	(144)	(999)
- Service Centers	3,880	3,893	4,024	(13)	(144)
- Electronic Service Centers	795	816	877	(21)	(82)
- Business Units	877	766	276	111	601
- Banco24Horas Network	15,648	15,332	14,705	316	943
- Bradesco Expresso (Correspondent Banks)	41,584	40,920	40,835	664	749
- Bradesco Financiamentos	17,483	17,089	16,817	394	666
- Losango	57	58	58	(1)	(1)
- Branches, Subsidiaries and Representation Office, Abroad	17	17	14	-	3
ATMs	52,598	54,071	56,169	(1,473)	(3,571)
- Onsite Network - Bradesco	28,771	30,424	32,746	(1,653)	(3,975)
- Banco24Horas Network	23,827	23,647	23,423	180	404
Employees	87,362	88,687	96,787	(1,325)	(9,425)
Outsourced Employees and Interns	14,285	13,490	14,284	795	1
Customers					
Total Customers (1)	71.2	70.7	69.5	0.5	1.7
Account Holders (2)	34.2	33.2	31.3	1.0	2.9
Savings Accounts	67.5	66.0	64.6	1.5	2.9
Insurance Group (1) (3)	31.1	30.7	29.2	0.4	1.9
Policyholders	45.3	45.4	45.8	(0.1)	(0.5)
Pension Plan Participants	2.9	2.9	2.9	-	-
Capitalization Bond Customers	2.2	2.4	2.6	(0.2)	(0.4)
Bradesco Financiamentos	1.2	1.2	1.2	-	-

(1) It excludes overlap of clients; (2) It includes salary accounts; and (3) Reference Date: May 2021.

Main Products and Services in relation to the Market

%	June21	Mar21	June20
Bacen			
Bank			
Demand Deposits	N/A	10.4	10.4
Savings Deposits	N/A	13.0	12.8
Time Deposits	N/A	15.6	16.1
Loans	12.3	12.2	12.2
Loans - Private Institutions	21.9	21.9	23.1
Loans - Vehicles Individuals (CDC + Leasing)	13,1	13.1	13.8
Payroll-Deductible Loans	16,4	16.1	16.4
Social Security Institute (INSS)/Dataprev	20,3	20.8	21.2
Private Sector	13,3	14.5	16.0
Public Sector	14,1	13.2	13.4
Real Estate Financing	9,4	9.1	8.4
Consortia			
Real Estate	20.4 (1)	21.0	24.8
Auto	31.1 (1)	31,1	32.8
Trucks, Tractors and Agricultural Implements	17.2 (1)	17.9	19.7
International Area			
Export Market	17.0	12.8	18.4
Import Market	10.2	9.6	16.7
Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	22.9 (1)	22.7	23.9
Technical provisions for insurance, pension plans and capitalization bonds	23.1 (1)	23.2	23.9
Pension Plan Investment Portfolios (including VGBL)	24.0 (1)	24.1	24.8
Anbima			
Investment Funds and Managed Portfolios	17.4	17.6	17.9
National Social Security Institute (INSS)/Dataprev			
Benefit Payment to Retirees and Pensioners	31.9	32.0	32.1
Brazilian Association of Leasing Companies (ABEL)			
Lending Operations	N/A	21.8	25.2

(1) Reference date: May 2021; and **N/A** – Not available.

Market Share of the Branches


2Q21
Bradesco
Market
Market Share
NORTH
229
1,047
21.9%
TOTAL
3,168
17,608
18.0%
NORTHEAST
713
2,989
23.9%
249
1,474
16.9%
CENTRAL-WEST
SOUTHEAST
1,527
8,772
17.4%
450
3,326
13.5%
SOUTH

Main Indicators

Price/Income Ratio [1]

It indicates the possible number of years in which the investor would recover the capital invested based on the closing prices of common and preferred shares.


11.9
10.4
10.9
6.8
8.4
8.6
11.7
10.0
9.4
June19 Sept Dec Mar20 June Sept Dec Mar21 June

Price to Book Ratio (P/B ratio)

It indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.


2.1
1.9
2.1
1.2
1.3
1.2
1.6
1.5
1.6
June19 Sept Dec Mar20 June Sept Dec Mar21 June

Dividend Yield [2][3] – %

The ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the profit sharing.


2.6
3.0
5.5
10.0
9.2
8.9
2.6
2.5
2.4
2Q19 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q

(1) Recurring net income in 12 months; (2) Source: Economatica; and (3) Calculated by the share with the highest liquidity.

Recommendation of Market Analysts
Preferred Shares – BBDC4

0%	100%
Keep	**Buy**

Market Capitalization

231.0
R$ billion

Payout / Dividends and Interest on Shareholders' Equity


R$ million
32% 32% 32% 32% 32% 41% 44% 34% 69% 30% 44%
3,740 3,895 4,078 5,055 6,035 6,976 7,204 7,299 15,863 5,548 5,992
12M11 12M12 12M13 12M14 12M15 12M16 12M17 12M18 12M19 12M20 1H21
Dividends/Interest on Shareholders' Equity (1) - Gross
Net Payout (2) - 12 months

(1) In 12M19, it considers R$8 billion of extraordinary dividends paid on October 23, 2019; and (2) Calculated on the basis of the book net income after adjustment on legal reserves.
Note: In July 2021, the payment was made of interest on shareholders' equity to intermediaries, related to the first half of 2021, to the sum of R$5.0 billion.

Trading Daily Average Volume


R$ million
505 511 531 622 647 704 684 928 1,223 1,586 1,933
193 233 292 326 320 352 354 522 734 1,089 1,240
312 278 239 296 327 352 330 406 489 497 693
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 June21
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and (2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

Appreciation of Preferred Shares – BBDC4


303
183
Base 100
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 June21
BBDC4
Ibovespa

Bradesco Share Performance [1]

In R$	June21	Mar21	June20	Variation % June21 x Mar21	Variation % June21 x June20
Book Value per Common and Preferred Share	15.09	14.84	13.90	1.6	8.4
Last Trading Day Price – Common Shares	21.86	21.37	17.24	2.3	26.8
Last Trading Day Price – Preferred Shares	25.73	24.34	18.82	5.7	36.7

(1) Adjusted for corporate events in the periods.

Ratings

Fitch Ratings							
International Scale						National Scale	
Viability	Support	Domestic Currency		Foreign Currency		Domestic Currency	
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
bb	4	BB	B	BB	B	AAA(bra)	F1+(bra)

Moody´s Investors Service [1]									
Global Scale								National Scale	
Domestic Currency Counterparty		Foreign Currency Counterparty		Deposits - Domestic Currency		Foreign Currency Deposit		Domestic Currency	
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Ba1	NP	Ba1	NP	Ba2	NP	Ba2	NP	AAA.br	ML A-1.br

S&P Global						Austin Rating	
Global Scale - Issuer Credit Rating				National Scale		National Scale	
Foreign Currency		Domestic Currency		Issuer Credit Rating			
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
BB-	B	BB-	B	brAAA	brA-1+	brAAA	brA-1

(1) Due to the change in methodology, which took place in June 2021, the national scale ratings were changed from " Aa1.br " and "BR-1" to "AAA.br" and "ML A-1.br".

Risk Management

The corporate risk control is performed in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. The dissemination of the risk culture is promoted to all employees at every level of the Organization, from business areas to the Board of Directors.

Our risk and capital management structures have policies, standards and procedures, ensuring that our Organization maintains control that is compatible with the nature of its operations and the complexity of its products and services, activities, processes and systems, as well as the extent of its risk exposure. They also comprise various committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Organization in decision-making.

The most notable amongst these are: the Integrated Risk Management and Capital Allocation Committee, which aims to advise the Board of Directors on the fulfillment of its duties related to the management policy and to the risk exposure limits policy as well as assure within our scope the fulfillment of the processes, policies, related rules, and regulations and laws applicable to our Organization; and the Risk Committee, whose main purpose is to assess the structure of our risk management and occasionally propose improvements. Both advise the Board of Directors on the performance of its duties in management and control of risks, capital, internal controls and compliance.

Detailed information regarding risk management process, regulatory capital as well as our risk exposures, can be found in the Risk Management Report – Pillar 3, available on the Investor Relations website (bradescori.com.br – Notice to the Market – Risk Management).

Capital Management

Bradesco has an area responsible for Capital Management that acts jointly with the Controllership and Integrated Risk Control Department, associated companies, business areas and supporting areas.

Additionally, this governance comprises Commissions and Committees that assist the Board of Directors and the Board of Executive Officers in the decision-making process.

The Capital Management structure, through adequate capital sufficiency planning, aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives of the Organization.

With the implementation of the Capital Management structure, an Internal Capital Adequacy Assessment Process (ICAAP) was established. In this process we have the capital plan that is used to assess its sufficiency, considering the base and stress scenarios in a prospective vision to identify actions of capital to be adopted for the respective scenarios.

The process of developing this capital plan considers threats and opportunities, market sharing and development goals, requirement projections based on risks, as well as capital held by our Organization. These projections are established for a minimum period of three years and are constantly monitored and controlled by the Capital Management area. In addition, the Recovery Plan contains actions of capital and liquidity in compliance with Resolution No. 4,502/16.

Information on capital adequacy and sufficiency as well as the instruments mentioned represent fundamental tools in the management and support of the decision-making process.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, available on the Investor Relations website at bradescori.com.br.

The table below shows the historical composition of the Regulatory Capital, of the Risk Weighted Assets and of the Basel Ratio.

R$ million	Basel III Prudential Conglomerate								
	June21	Mar21	Dec20	Sept20	June20	Mar20	Dec19	Sept19	June19
Calculation Basis									
Regulatory Capital	141,108	135,568	135,724	131,903	131,612	120,212	125,275	134,334	130,808
Tier I	125,012	120,071	118,282	112,575	109,692	98,451	100,832	108,818	105,448
Common Equity	115,592	110,832	108,982	103,153	100,328	89,172	91,272	99,031	95,843
Shareholders' Equity	146,488	144,240	143,703	137,461	135,134	129,548	133,723	138,313	133,636
Non-controlling/Other	(404)	(350)	164	184	427	199	106	230	163
Phase-in arrangements provided for Resolution No 4,192/13	(30,492)	(33,058)	(34,885)	(34,492)	(35,232)	(40,575)	(42,558)	(39,512)	(37,956)
Additional Capital	9,420	9,239	9,300	9,422	9,363	9,278	9,560	9,787	9,605
Tier II	16,096	15,497	17,442	19,328	21,920	21,761	24,444	25,516	25,359
Subordinated Debt (according to Resolution No. 4,192/13)	16,079	15,473	16,274	18,049	20,665	20,559	21,324	22,280	22,363
Subordinated Debt (before Resolution No 4,192/13)	17	24	1,168	1,279	1,255	1,202	3,119	3,236	2,996
Risk-Weighted Assets (RWA)	**884,639**	**882,192**	**858,693**	**870,814**	**875,011**	**863,208**	**759,051**	**740,183**	**701,776**
Credit Risk	799,070	797,725	779,589	787,660	786,300	781,319	680,908	659,401	632,615
Operational Risk	66,908	66,908	64,414	64,414	63,720	63,720	64,572	64,572	57,494
Market Risk	18,661	17,560	14,691	18,740	24,990	18,169	13,571	16,210	11,668
Total Ratio	**16.0%**	**15.4%**	**15.8%**	**15.1%**	**15.0%**	**13.9%**	**16.5%**	**18.1%**	**18.6%**
Tier I Capital	14.1%	13.6%	13.8%	12.9%	12.5%	11.4%	13.3%	14.7%	15.0%
Common Equity	13.1%	12.6%	12.7%	11.8%	11.5%	10.3%	12.0%	13.4%	13.7%
Additional Capital	1.1%	1.0%	1.1%	1.1%	1.1%	1.1%	1.3%	1.3%	1.4%
Tier II Capital	1.8%	1.8%	2.0%	2.2%	2.5%	2.5%	3.2%	3.4%	3.6%
Subordinated Debt (according to Resolution No. 4,192/13)	1.8%	1.8%	1.9%	2.1%	2.4%	2.4%	2.8%	3.0%	3.2%
Subordinated Debt (before Resolution No 4,192/13)	0.0%	0.0%	0.1%	0.1%	0.1%	0.1%	0.4%	0.4%	0.4%

Minimum Capital Required – Grupo Bradesco Seguros

For companies regulated by SUSEP, the CNSP Resolution No. 321/15 and subsequent amendments set out that corporations should have an adjusted shareholders' equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher. According to CNSP Resolution No. 343/16, the ASE is valued economically and should be calculated based on book shareholders' equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 451/20 and subsequent amendments establish that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Regulatory Capital (RC). The RC is equivalent to the highest value between the base capital and the solvency margin, except for corporations that have opted for the early adoption of the risk-based capital (RBC), whose RC is equivalent to the highest value between the base capital, the solvency margin and the RBC.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in May 2021 amounted to R$12.9 billion.

Compliance, Ethics, Integrity and Competition

The Compliance, Ethics, Integrity and Competition Programs include our managers, employees, interns, apprentices, suppliers, business partners and correspondents in Brazil, subsidiaries and companies that are part of our Organization, eliciting our standards of conduct and ethical principles to guide them in their interactions and daily decisions, legitimizing our established policies and internal rules.

The programs are supported in the commitment of Senior Management, as well as codes, policies, standards, procedures, training programs for professionals and controls and seek to mitigate risks and to promptly detect any actions considered as violations of the Code of Ethical Conduct and/or operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions. These control mechanisms are subject to constant evaluation and improvement in accordance with current and applicable laws and regulations, following the best market practices.

For matters relating to Compliance, Ethics, Integrity and Competition, the Board of Directors and/or the Board of Executive Officers are advised mainly by the Audit, Integrity and Ethical Conduct Committee as well as the Integrated Risk Management and Capital Allocation Committee.

Investor Relations area – IR

The market relations area is responsible for disseminating the information regarding the financial economic performance of the Organization, as well as its governance structure, policies and practices. All this information is available on the bradescori.com.br website. Among them, we have the Economic and Financial Analysis Report, which provides an accurate analysis about the corporate accounting, and Bradesco's Integrated Report 2020, in which, following the best practices of corporate governance and in a process of continuous evolution in the provision of information with transparency, we have a more comprehensive view of the Organization as well as its strategies, highlights of the year and other relevant information.

In order to increase stakeholders' knowledge related to the Bank's information, institutional videos with messages from the Organization's Executives, company presentations, calendar of events, regulatory forms, our strategic positioning and our operational management to face the Covid-19 pandemic, in addition to their effects on the economy and on Brazilian society as a whole, among other corporate information are available on the IR website.

The market relations area is working completely remotely and maintains a constant dialog with the market. In the second quarter of 2021, we interacted with 410 national and international investors of 310 funds through conference calls. We took part in five international conferences (one of them focused on ESG), three national conferences and one national NDR (Non-Deal Roadshow), totaling 74 meetings.

Corporate Governance

The Shareholders' Meeting is the highest body of our governance. In this meeting, the members of the Board of Directors are elected for a single two-year term of office. It is composed of ten members, three of which are independent and responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is the Statutory Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Body ordinarily meets six times a year, and extraordinarily when the interests of the company so require. With its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In the first half of the year, in total, 19 meetings were held, two annual and 17 special.

The Internal Audit reports to the Board of Directors, in addition to seven committees, the statutory ones, which are the Audit and Remuneration committees; and the non-statutory ones, which are the Integrity and Ethical Conduct, Risks, Integrated Risk Management and

Capital Allocation; Sustainability and Diversity, and Nomination and Succession committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body of the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to the commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (bradescori.com.br – Corporate Governance Section).

Social Actions

Fundação Bradesco

With a broad social and educational program in place for 64 years, Fundação Bradesco operates 40 own schools across Brazil. In 2021, an estimated budget of R$799 million will benefit an estimated 83 thousand students in their Schools, in Basic Education (from Kindergarten to Secondary Education and from Vocational and Technical Education at Secondary Level), Education for Young People and Adults and Initial and Continuing Training focused on employment and income generation. In addition to a guaranteed free and quality education, students enrolled in the Basic Education system, numbering over 41 thousand, will also receive uniforms, school supplies, meals, medical and dental assistance. With regard to the distance learning system (EaD), the forecast is to also benefit 3.5 million students through the e-learning portal "Escola Virtual" (Virtual School) who will conclude at least one of the various courses offered in the program. Another 7 thousand students will be benefited from projects and initiatives carried out in partnership with courses as well as educational and information technology lectures.

Sustainability

Sustainability is integrated into our strategic drivers and, through the combination of guidelines, governance, engagement and management of environmental, social and governance (ESG) aspects, we seek to enhance our contribution to the sustainable development of the country.

Governance

The main decisions and direction of the strategy are conducted by the Sustainability and Diversity Committee, which meets bi-monthly and has Directors and Executive Officers among its members, including the Chairman of the Board of Directors and the CEO. The Committee is advised by the Sustainability Committee, composed of officers and managers from different areas.

Strategy

Our sustainability strategy is structured in six pillars:

Sustainable Business: The goal is to expand the supply of solutions that promote a more inclusive society and support clients in the transition to a more sustainable economy;

Climate Change: To ensure that our business is prepared for the challenges of climate change through improvements in business management and transparency in relation to climate-related impacts on the Organization;

Client Relationship: We aim to serve the client with excellence based on the understanding of their needs in order to contribute to the achievement of their goals;

Diversity: Bradesco seeks to welcome and promote diversity among its employees and clients, aiming to attract and retain talents, expand the access to career opportunities and adequately serve an increasing range of client profiles;

Innovation: It aims to direct our strength of innovation, already present in the DNA and the practices of Bradesco, towards sustainability with the promotion of positive changes in the business and in the client relationship; and

Private Social Investment: As one of the largest private donors in Brazil, we seek to maximize the positive impacts generated from Bradesco's social investment.

Voluntary Commitments: We establish dialogs with various stakeholders and adhere to initiatives and voluntary commitments, such as Global Compact, Sustainable Development Goals (SDGs), Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Principles for Responsible Banking (PRB), Women's Empowerment Principles (WEPs), Task force on Climate-Related Financial Disclosures (TCFD), Investors for the Climate (IPC), Partnership for Carbon Accounting Financials (PCAF), Brazil Climate, Forests and Agriculture Coalition, among others.

Sustainable Business

In May, Bradesco announced its goal of, by 2025, directing R$250 billion to assets, sectors and activities with socio-environmental benefits by using the corporate credit, advice on the capital market and sustainable financial solutions.

Climate Strategy and Governance

Our Governance for Climate Change involves operational, executive and strategic levels with the participation of the Board of Directors. Our strategy for the subject involves four fronts: (i) to reduce and mitigate the greenhouse gas emissions generated by our operations and manage the exposure of our structures to climate-related risks; (ii) to integrate the risk assessment and climate-related opportunities in the management of business; (iii) to offer financial solutions that promote the lowest generation of carbon and more climate resilience; and (iv) to promote the engagement and awareness on the theme with stakeholders.

Eco-Efficiency Management: Part of the targets (energy consumption, ground fleet and air fleet) established in our Eco-efficiency Master Plan (2019-2021) follows sectoral indications from the Science-Based Targets initiative (SBTi), with the aim of contributing to the limiting of global warming by 2°C, according to the Paris Agreement.

Renewable Energy: We are one of the first major financial institutions in the world to have 100% of their structures supplied by renewable energy.

Carbon Offset in Operations: We neutralize 100% of the greenhouse gas emissions (carbon equivalents) generated by our operations, this includes, for example, neutralizing the carbon generated from carrying money and bank notes to transporting all employees.

Financed Emissions: We measure the carbon emissions of 100% of our corporate loan portfolio. The results are available in the supplementary version of the 2020 Integrated Report.

Net-Zero Commitment: We are the first Brazilian bank to adhere to the Net-Zero Banking Alliance, of UNEP-FI. So, we committed to aligning our loan and investment portfolios so they generate zero net carbon emissions by 2050. To do this, we will strengthen our management practices and engagement of clients in the short, medium and long term with the aim of promoting and financing, progressively more, the transition to a more efficient, clean and resilient economy.

ESG Performance

We have maintained our ESG evolution and our performance is renowned, staying mostly above the average for the industry in the evaluations of the main specialized indexes and ratings, both national and international. We are the only Brazilian bank recognized in the Silver category of the Sustainability Yearbook of S&P Global, so that we are ranked among the 5% with the best ESG assessment in the banking sector.

Transparency and Disclosure

Our practices and results are disseminated according to international guidelines of transparency and disclosure, such as the Sustainability Accounting Standards Board (SASB), with evolution also in climate reporting in line with the recommendations of the TCFD. Information and data are available on our Sustainability website (bradescosustentabilidade.com.br) and Integrated Reports of Bradesco (bradescori.com.br).

Contributing towards overcoming the crisis

We continue to actively contribute to support our clients and employees, and intensify our commitment to society, due to the serious scenario of the pandemic caused by Covid-19, which brought several adverse repercussions on the lives of individuals and the business.

Some lessons have been incorporated into our operations, for example, the way we relate with our clients and suppliers and the intensification of the home working in the Organization. Our work is focused on maintaining the highest possible number of employees in remote work.

In addition, we are strengthening the mentality focused on the digital environment that is timely and consistent, with the objective of minimizing the impacts involved.

The Crisis Committee continues evaluating the pandemic scenario, which reports to the Board of Directors

The branches are still following all the guidelines of the Ministry of Health

Since the beginning of the pandemic, we adopted the staff home working/rotation in the administrative departments and branches
We were the first one to carry out the national collective bargaining agreement of the banking sector on remote work

New credit alternatives
- **Extensions, spread payments and unification of loans**
- **Financial reorganization**
- **Emergency lines of credit**

Maintaining the health and well-being of our employees

With a focus on caring for employees, we offer the well-being program Bradesco Viva Bem (Living Well), responsible for coordinating all the initiatives to cope with Covid-19. Below are examples of initiatives dedicated to our team:

Communication and Guidance - Content shared on Covid-19 by using the on-line media, in addition to advisory material on the dependencies and participation of leaders to raise awareness on the importance of care with physical and mental health. Suppliers and salespeople are also advised about health and hygiene protocols.

Health Care - Free and optional serological examination campaign to all employees, interns and dependents; free supply of masks and individual preventive kit; follow up for hospitalized employees and family members; extra cleaning and disinfection of surfaces in shared areas; Bradesco Saúde exclusive center for remote medical care for employees and their families.

The Work Environment - Flexible hours and adoption of the model of remote/shift work; in compliance with Decree No. 20 of the Ministry of Finance on the prevention of Covid-19 in places of work; inauguration of the new health care unit composed by the Medical Clinic Meu Doutor Novamed and Bradesco Dental in Cidade de Deus.

Awareness and Learning - Virtual Meetings with employees to talk about Well-being, Quality of Life and Mental Health; lectures on behavior, signs and symptoms of mental illness; learning pathway for Leaders and Team Members with hints of care in times of pandemic and Self-care and Psychological Safety Course for all employees.

Other Highlights - Alteration of the selection process to 100% virtual on the HR platform with the aim of mitigating the risks of exposure of employees and applicants and making Life Insurance available for all employees, funded entirely by the Organization.

Closer than ever, even from a distance

Daily and transparent **communication** with our greatest strength: the **People.**
Health Care and Well-Being and Information Security: internal campaigns and media with guidelines on the use of VPN and best working practices at home.
New options of digital content of free access to employees on the external platform.
English online for all employees and interns.
Pop-ups on business computers: reinforcing the healthy life style for employees.
Podcasts: about care with physical and mental health.
Lig Viva Bem: psychosocial support service, with free access for employees and dependents, 24 hours a day, seven days a week. With guidance, counseling, and support from specialists.

Governance, Policies and Risks

We have adjusted the Bradesco policies and governance for the time in which we are living in.

Credit Policies – In relation to our credit policies, **our main focus remains on supporting our clients** with the appropriate assessment of risks. We have mapped our exposures to sectors and businesses with greater fragility and we have maintained a constant line of communication with businesses through our relationship teams. We have kept the **teams of credit recovery 100% active,** focused on seeking solutions for clients who require them. We have incorporated **the new risk variables of the current scenario** into our credit models in order to properly assess the situation.

Capital and Liquidity – Our ability to support clients is related to the maintenance of our strength. We remain with a **solid capital base and a robust liquidity margin, both adequate** to meet the needs of clients, as well as business sustainability.

Risk Governance – We continue in the process of monitoring **operational and risk appetite limits** by promoting the prompt update of the adverse (stress) scenarios to the current context to assess the financial resilience of the Organization.

Supporting and assisting our clients

IMPORTANT: information on the modalities of emergency actions is available on the institutional website (banco.bradesco/aguentefirme). Keep in mind that **they are subject to credit analysis and to other conditions of products**

INDIVIDUALS

- **Extension up to 120 days of payment of installments** of loans and financing for clients up-to-date or in arrears in up to 59 days. The interest shall be proportionate to the period chosen for the extension.
- Unification of the lines of personal loans into a new contract, with **a grace period of up to 120 days for the first installment** and a term of **up to 6 years,** which may release an additional value.
- **Financial Reorganization** credit allowing the client to negotiate the loans and account limits in a single operation, facilitating the control of the budget. **A grace period of up to 120 days** for the payment of the first installment and a term of **up to 6 years**.
- **New resources** with special conditions for personal loans **with a grace period of up to 90 days** and payroll-deducted loans **with a grace period of up to 120 days**.

Real Estate Financing

- **Extension up to 120 days of payment of installments** of real estate financing for clients up-to-date with the **interest rate of the original contract** maintained.

COMPANIES

SMALL AND MEDIUM-SIZED ENTERPRISES

- **Extension up to 120 days of payment of installments** of loans and financing for clients up-to-date or in arrears in up to 59 days, with recalculation of installments.
- **Grace Period Extension of the PRONAMPE** (National Program for the Support of Micro and Small Businesses), a line of emergency credit (through the guarantee of the FGO – Operations Guarantee Fund) to strengthen small businesses and to maintain jobs. **From March 2021, the option was granted to extend the grace period for operations contracted in 2020 for a further three months.**
- **Financial Reorganization** allows the reorganization of loans, financing and account limits in a single operation, facilitating the control of the budget with a grace period of up to 90 days for the payment of the first installment and a term of up to 72 months.
- **Unification of Loans** allows the combination of Working Capital (without guarantee or with a surety guarantee), *Giro Empresarial* (Corporate Working Capital) and *Giro Fácil* (Easy Working Capital) paid on time or overdue in up to 59 days, including a grace period of up to 90 days for the payment of the first installment and a term of up to 72 months.
- **FGI Working Capital Extension** is a line of emergency credit (through the guarantee of the Investment Guarantee Fund - FGI), to strengthen small businesses and to maintain jobs. From March 2021, the option was granted to extend for a further three months the grace period for operations contracted in 2020.
- **New Resources:** Working Capital with a grace period of up to 120 days for the payment of the first installment and a term of up to 72 months.

LARGE CORPORATES

- **Extension up to 120 days of payment of installments** of loans and financing for clients up-to-date or in arrears in up to 59 days, with recalculation of installments.

Service Channels – agility, flexibility and efficiency

98% of the transactions are made through Digital Channels

91% are concentrated on Mobile and the Internet

Our digital channels have a fundamental role in assisting our clients in this time of crisis. We observed an expansion in the number of clients using these digital channels to perform their banking activities and a significant increase in transactions using internet banking and mobile.

Agility in the Implementation – We were quite agile in **implementing the measures approved by the Government.** Since March 30, 2020, the service channels have been adapted to capture the requests of extensions of contracts. In addition, the new payroll financing was made available to clients on the first working day after the official regulations of the product by the Central Bank of Brazil, with a pre-approved limit for loans made through the *Net Empresa* channel, with financing in 36 months. Bradesco was chosen as a facilitating agent of the payment of the Emergency Aid Program – the program is a benefit granted by the Federal Government, processed by Caixa Econômica Federal, in order to financially protect **informal workers, individual micro-entrepreneurs (MEI), self-employed** and the **unemployed** during the Coronavirus pandemic. We also changed the rules of spread payment and renegotiation of debts of the corporate credit card, facilitating the budget of companies.

Intensification of the Communication – We strengthen communication with our clients by sending SMS and messages via App about **the availability and the use of digital channels, as well as new features and products available**.

We created a dedicated responsive page to disclose information of assistance, like the new opening hours, and to provide smoother journeys for the extension of loans without the need for people to go to the branch. We constantly make available content with guidelines on care with Covid-19 in the branch network and in visual communication on the ATM screens for clients who access the channel. Through the banco.bradesco/coronavirus website, it is possible to obtain information, extend loans and start the journey of installation and activation of the Bradesco App. The extension of loans, in particular, can also be accessed once log in is made to the area of the account on Bradesco App. In addition, we made the deadlines and conditions flexible in credit lines, renegotiation of debts and credit cards to assist our clients in this moment of pandemic. You can find this on the (banco.bradesco/aguentefirme).

We understand the importance of listening to people to create strategies for journeys that might help them. During the pandemic, all the interviews with users are made via video. Thus, we continue this approximation and guarantee the quality of research without putting our clients and employees at risk. In the Self-service, we inserted a banner with the phrase "Fight against Covid-19: It is time for attitude and responsibility!" to raise awareness on the importance of each one doing their part.

Commitments to Society

Social Donations:

We show solidarity in the fight against the pandemic and, through strategic partnerships with companies and organizations in the area of health, we highlight the actions we implemented for the benefit of society in the first half of 2021:

- Financial support to the Foundation of Support to Fiocruz (FIOTEC) for the acquisition of basic food baskets;
- Acquisition of Oxygen Concentrators for the "Oxigênio para Todos Program" (Oxygen for All), of the Ministry of Health;
- Donation of medical supplies and medicines to the Irmandade da Santa Casa de Misericórdia de São Paulo;
- Donation of basic food baskets to the Associação Comitê Rio da Ação da Cidadania contra a Fome, a Miséria e pela Vida, Fundo Social de São Paulo (FUSSP) and Instituto Gerando Falcões to combat hunger, in partnership with other Banks;
- Financial support to the "Projeto Inspire" (Inbreath Project) of the Associação do Laboratório de Sistemas Integráveis Tecnológico (LSI TEC/USP) for the production of Open Lung Ventilators with Low Cost;
- Financial support to the Hospital Dom Tomás of Associação Petrolinense de Amparo à Maternidade e à Infância (APAMI);
- Donation to compose the costing of 20 mechanical ventilators in the Expansion of ICU Beds in Hospital Municipal Vila Santa Catarina; and
- Donation to the Project designed to meet the public need for beds of Hospital Federal da Lagoa.

For more information on our actions related to the Coronavirus, please visit: www.bradesco.com.br/coronavirus

In R$ million (unless otherwise stated)	2Q21	1Q21	4Q20	3Q20	2Q20	1Q20	4Q19	3Q19	2Q19
Income Statement for the Period									
Recurring Net Income	6,319	6,515	6,801	5,031	3,873	3,753	6,645	6,542	6,462
Net Interest Income	15,738	15,578	16,657	15,288	16,684	14,499	15,428	14,773	14,468
Clients Portion	13,471	13,225	13,219	12,794	13,163	12,964	12,983	12,503	12,185
Net Clients Portion of Expanded ALL	9,984	9,318	8,651	7,206	4,273	6,256	9,002	9,167	8,698
Expanded ALL	(3,487)	(3,907)	(4,568)	(5,588)	(8,890)	(6,708)	(3,981)	(3,336)	(3,487)
Fee and Commission Income	8,412	8,067	8,717	8,121	7,626	8,283	8,829	8,423	8,280
Administrative and Personnel Expenses	(10,990)	(11,204)	(11,483)	(11,724)	(11,459)	(11,757)	(12,660)	(12,434)	(12,123)
Income from Insurance, Pension Plans and Capitalization Bonds	1,574	3,137	2,281	3,131	3,778	2,931	3,900	3,473	3,594
Statement of Financial Position									
Total Assets	1,672,753	1,662,619	1,644,804	1,659,687	1,571,407	1,486,358	1,409,305	1,404,664	1,412,294
Securities	749,516	735,796	693,467	683,060	669,338	656,719	657,504	649,080	650,112
Expanded Loans Portfolio	726,453	705,160	686,968	664,414	661,115	655,094	623,044	594,817	575,302
- Individuals	285,620	270,220	260,258	243,404	236,004	239,214	233,079	222,036	210,103
- Companies	440,833	434,940	426,711	421,010	425,111	415,880	389,966	372,781	365,198
Allowance for Loan Losses (ALL)	(44,401)	(46,030)	(45,339)	(44,894)	(43,209)	(40,466)	(36,796)	(36,142)	(36,860)
Total Deposits	550,476	542,927	551,353	526,540	495,873	402,205	368,948	338,911	332,074
Shareholders' Equity	146,488	144,240	143,703	137,461	135,134	129,548	133,723	138,313	133,636
Assets under Management	2,593,201	2,550,871	2,508,295	2,474,764	2,364,472	2,252,994	2,259,133	2,255,680	2,231,331
Performance Indicators (%)									
Recurring Net Income per Share (in 12 month) - R$ (1)	2.54	2.29	2.00	1.99	2.14	2.41	2.66	2.58	2.47
Book Value per Common and Preferred Share - R$ (1)	15.07	14.84	14.79	14.14	13.90	13.33	13.76	14.23	13.75
Recurring Net Income per Share (1)	0.65	0.67	0.70	0.52	0.40	0.39	0.68	0.67	0.66
Dividends/Interest on Shareholders' Equity – Common Share (net of tax) (1)	0.33	0.17	0.15	0.12	0.09	0.10	0.92	0.17	0.18
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax) (1)	0.36	0.19	0.17	0.13	0.10	0.11	1.02	0.19	0.19
Annualized Return on Average Equity (2)(3)	18.2	18.7	14.8	12.9	11.8	11.7	20.6	20.5	20.6
Annualized Return on Average Assets (3)	1.5	1.6	1.2	1.1	1.0	1.0	1.8	1.8	1.8
Fixed Asset Ratio	29.6	29.9	30.1	33.1	32.6	35.5	38.3	33.7	34.4
Combined Ratio - Insurance (4)	95.8	88.0	95.5	86.0	74.5	83.6	84.2	84.4	84.5
Efficiency Ratio (ER) (5)(6)	45.7	45.3	46.3	47.2	47.8	49.1	49.0	49.5	49.4
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (5)	82.4	81.1	80.6	79.3	77.8	77.9	77.8	78.1	79.3
Market Capitalization - R$ million (7)	231,006	222,092	226,778	165,343	175,191	158,941	282,075	261,708	285,870
Loan Portfolio Quality (Bacen) - R$ million (unless otherwise stated)									
ALL / Loan Portfolio (%)	8.1	8.7	8.9	9.2	9.0	8.5	8.1	8.2	8.6
Non-performing Loans (> 60 days / Loan Portfolio) (%)	3.1	3.3	2.9	2.7	3.6	4.6	4.2	4.3	4.1
AA - C Rated Loans / Loans (%)	89.2	89.2	88.7	87.9	89.7	90.3	90.4	90.1	89.6
D-rated Loans / Loans (%)	3.8	3.3	3.6	4.2	2.5	1.8	1.8	2.0	2.5
E-H rated Loans / Loans (%)	6.9	7.5	7.7	7.9	7.8	7.8	7.8	7.9	9.5
D-rated loans	20,769	17,540	18,434	20,361	11,745	8,817	7,997	8,841	9,239
Provision for D-rated loans	5,834	4,749	4,901	5,386	2,812	2,194	1,947	1,978	1,426
Provision / D-rated loans (%)	28.1	27.1	26.6	26.5	23.9	24.9	24.3	22.4	15.4
D-H rated Non-Performing Loans	19,000	20,155	17,355	15,716	18,394	23,845	20,337	20,946	19,711
Total Provision / D-H-rated Non-performing Loans (%)	233.7	228.4	261.2	285.7	234.9	169.7	180.9	172.5	187.0
E-H Rated Loans	37,983	39,563	39,336	38,926	37,410	37,387	35,318	34,900	35,455
Provision for E-H rated loans	30,683	32,212	32,492	32,211	32,533	30,419	29,133	28,983	32,547
Provision / E-H rated loans (%)	80.8	81.4	82.6	82.8	87.0	81.4	82.5	83.0	91.8
E-H rated Non-Performing Loans	14,779	15,857	14,125	12,993	15,541	20,070	17,294	18,257	16,772
Total Provision / E-H-rated Non-performing Loans (%)	300.4	290.3	321.0	345.5	278.0	201.6	212.8	198.0	219.8
Delinquency Ratio (> 90 days / Loan Portfolio) (%)	2.5	2.5	2.2	2.3	3.0	3.7	3.3	3.6	3.2
Coverage Ratio (> 90 days) (%)	324.7	349.8	402.8	398.2	299.5	227.9	244.9	225.5	267.2
Coverage Ratio (> 60 days) (%)	263.2	266.7	310.6	337.4	249.8	184.2	193.6	188.5	209.3

(1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** Year-to-Date Recurring Net Income; **(4)** It excludes additional reserve; **(5)** In the last 12 months; **(6)** ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and **(7)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

R$ million	June21	Mar21	June20	Variation % June21 x Mar21	Variation % June21 x June20
Assets					
Cash and due from banks	24,473	25,406	22,183	(3.7)	10.3
Financial instruments	1,556,181	1,543,588	1,448,381	0.8	7.4
Interbank investments	116,543	133,913	155,555	(13.0)	(25.1)
Compulsory deposits with the Brazilian Central Bank	85,381	83,855	80,972	1.8	5.4
Securities	717,652	704,498	641,649	1.9	11.8
Derivative Financial instruments	31,864	31,298	27,689	1.8	15.1
Loans	465,923	460,236	421,795	1.2	10.5
Other financial instruments	138,818	129,788	120,721	7.0	15.0
Leases	2,742	2,657	2,983	3.2	(8.1)
Provision for Expected Credit Loss Associated with Credit Risk	(44,401)	(46,030)	(43,209)	(3.5)	2.8
Loans	(41,479)	(43,157)	(40,707)	(3.9)	1.9
Leases	(61)	(68)	(108)	(10.3)	(43.5)
Other receivables	(2,861)	(2,805)	(2,394)	2.0	19.5
Deferred tax assets	85,144	87,050	89,823	(2.2)	(5.2)
Investments in associates and Jointly Controlled Entities	1,792	1,787	1,212	0.3	47.9
Premises and equipment	21,658	21,890	21,580	(1.1)	0.4
Intangible Assets	41,656	40,967	38,377	1.7	8.5
Depreciation and Amortization	(38,470)	(37,527)	(34,609)	2.5	11.2
Premises and equipment	(11,870)	(11,912)	(11,456)	(0.4)	3.6
Intangible Assets	(26,600)	(25,615)	(23,153)	3.8	14.9
Other assets	25,319	26,287	27,363	(3.7)	(7.5)
Impairment of Assets	(3,341)	(3,456)	(2,677)	(3.3)	24.8
Total	1,672,753	1,662,619	1,571,407	0.6	6.4
Liabilities					
Deposits and Other Financial Instruments	1,151,260	1,154,771	1,084,595	(0.3)	6.1
Deposits from banks	331,216	338,186	293,042	(2.1)	13.0
Deposits from customers	546,117	539,166	493,571	1.3	10.6
Securities issued	134,828	142,709	161,704	(5.5)	(16.6)
Subordinated debt	47,562	45,330	53,537	4.9	(11.2)
Derivative financial instruments	21,031	21,056	20,193	(0.1)	4.1
Other liabilities	70,506	68,324	62,548	3.2	12.7
Provision	324,727	321,000	312,224	1.2	4.0
Insurance technical provisions and pension plans	288,364	285,163	274,861	1.1	4.9
Other reserves	36,363	35,837	37,363	1.5	(2.7)
Deferred income tax	7,345	6,413	7,536	14.5	(2.5)
Other liabilities	41,308	34,453	30,066	19.9	37.4
Total liabilities	1,524,640	1,516,637	1,434,421	0.5	6.3
Shareholders' Equity					
Shareholders' Equity Attributed to Controlling Shareholders	146,488	144,240	135,134	1.6	8.4
Non-controlling interest	1,625	1,742	1,852	(6.7)	(12.3)
Shareholders' Equity Total	148,113	145,982	136,986	1.5	8.1
Total	1,672,753	1,662,619	1,571,407	0.6	6.4

R$ million	June21	Mar21	June20	Variation % June21 x Mar21	Variation % June21 x June20
Assets					
Current and Long-Term Assets	**333,640**	**330,415**	**320,560**	**1.0**	**4.1**
Securities	321,125	318,003	308,833	1.0	4.0
Insurance Premiums Receivable	4,202	4,094	3,623	2.7	16.0
Other Loans	8,313	8,319	8,104	(0.1)	2.6
Permanent Assets	**7,972**	**7,841**	**6,795**	**1.7**	**17.3**
Total	**341,613**	**338,255**	**327,355**	**1.0**	**4.4**
Liabilities					
Current and Long-Term Liabilities	**304,390**	**301,287**	**286,989**	**1.0**	**6.1**
Technical provisions for insurance, pension plans and capitalization bonds	288,364	285,163	274,861	1.1	4.9
Tax, Civil and Labor Contingencies	2,728	2,703	2,667	0.9	2.3
Payables on Insurance, Pension Plan and Capitalization Bond Operations	576	837	1,541	(31.2)	(62.6)
Other obligations	12,722	12,583	7,920	1.1	60.6
Non-controlling Interest	**736**	**849**	**802**	**(13.3)**	**(8.2)**
Shareholder's Equity	**36,486**	**36,119**	**39,564**	**1.0**	**(7.8)**
Total	**341,613**	**338,255**	**327,355**	**1.0**	**4.4**

Analytical Breakdown of Statement of Income
Managerial vs. Recurring – 2Q21 vs. 1Q21

R$ million	Second Quarter of 2021				First Quarter of 2021			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
Net Interest Income	20,037	(4,299)	-	15,738	17,966	(2,388)	-	15,578
Expanded ALL	(2,791)	(696)	-	(3,487)	(4,717)	810	-	(3,907)
Gross Income from Financial Intermediation	17,246	(4,995)	-	12,251	13,249	(1,578)	-	11,671
Income from Insurance, Pension Plans and Capitalization Bonds	888	686	-	1,574	1,719	1,417	-	3,137
Fee and Commission Income	8,337	75	-	8,412	7,983	84	-	8,067
Operating Expenses	(13,762)	2,428	345	(10,990)	(13,206)	1,635	367	(11,204)
Personnel Expenses	(4,873)	(247)	-	(5,120)	(5,069)	-	-	(5,069)
Other Administrative Expenses	(5,013)	1	-	(5,012)	(4,815)	3	-	(4,812)
Other Operating Income / Expenses	(3,877)	2,674	345	(858)	(3,322)	1,632	367	(1,323)
Tax Expenses	(2,087)	324	-	(1,763)	(1,754)	(179)	-	(1,933)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	35	-	-	35	30	-	-	30
Operating Income	10,656	(1,483)	345	9,519	8,021	1,380	367	9,768
Non-Operating Income	(19)	(63)	-	(81)	(69)	(20)	-	(89)
Income Tax / Social Contribution and Non-controlling Interest	(4,664)	1,545	-	(3,119)	(1,799)	(1,360)	(5)	(3,164)
Net Income	5,974	-	345	6,319	6,153	-	362	6,515

(1) For more information, please check note 5 – Balance Sheet and Managerial Statement of Income in the "Complete Financial Statements" chapter of this report; **(2)** It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which, in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$(1,729) million in the 2Q21 and RR1,238 million in the 1Q21; and, in the 2Q21, it contemplates the relocation, in the amount of R$1,812 million (R$262 million in the 1Q21) in the lines of Net Interest Income and Expanded ALL, related to the effects of the sale operation of financial assets (credit concession); and **(3)** It refers to the Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

Analytical Breakdown of Statement of Income
Managerial vs. Recurring – 1H21 vs. 1H20

bradesco

R$ million	First Half of 2021				First Half of 2020			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
Net Interest Income	**38,002**	**(6,687)**	**-**	**31,316**	**15,331**	**15,852**	**-**	**31,183**
Expanded ALL	(7,508)	114	-	(7,394)	(15,565)	(33)	-	(15,598)
Gross Income from Financial Intermediation	**30,494**	**(6,573)**	**-**	**23,922**	**(234)**	**15,819**	**-**	**15,585**
Income from Insurance, Pension Plans and Capitalization Bonds	2,606	2,105	-	4,711	5,132	1,577	-	6,709
Fee and Commission Income	16,320	159	-	16,479	15,753	156	-	15,909
Operating Expenses	(26,968)	4,061	712	(22,194)	(27,604)	3,650	738	(23,216)
Personnel Expenses	(9,942)	(247)	-	(10,189)	(9,862)	(292)	-	(10,154)
Other Administrative Expenses	(9,828)	4	-	(9,824)	(10,136)	88	-	(10,048)
Other Operating Income / Expenses	(7,198)	4,304	712	(2,181)	(7,606)	3,854	738	(3,014)
Tax Expenses	(3,841)	145	-	(3,696)	(2,572)	(1,351)	-	(3,923)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	65	-	-	65	37	-	-	37
Operating Income	**18,677**	**(102)**	**712**	**19,287**	**(9,488)**	**19,851**	**738**	**11,101**
Non-Operating Income	(88)	(83)	-	(170)	(63)	49	-	(14)
Income Tax / Social Contribution and Non-controlling Interest	(6,462)	184	(5)	(6,283)	16,439	(19,900)	-	(3,461)
Net Income	**12,127**	**-**	**707**	**12,834**	**6,888**	**-**	**738**	**7,626**

(1) For more information, please check note 5 – Balance Sheet and Managerial Statement of Income in the "Complete Financial Statements" chapter of this report; **(2)** It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which, in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$(490) million in the 1H21 and R$20,718 million in the 1H20; and, in the 1H21, it contemplates the relocation, in the amount of R$2,074 million (R$550 million in the 1H20) in the lines of Net Interest Income and Expanded ALL, related to the effects of the sale operation of financial assets (credit concession); and **(3)** It refers to the Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

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Independent Auditor's Report

Independent Reasonable Assurance Report on the process of compilation and presentation on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

To
Board of Directors of
Banco Bradesco S.A.
Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the process of compilation and presentation of the consolidated supplementary financial information of Banco Bradesco for the three and six month period ended June 30, 2021, in the form of reasonable assurance conclusion based on our work, described in this report, the process of compilation and presentation of the consolidated supplementary accounting information included in the Report on Economic and Financial Analysis is presented, in all material respects, in accordance with the information mentioned in the paragraph "Criteria for the preparation of consolidated supplementary accounting information" paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for the process of compilation and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the process of compilation of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a reasonable assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a reasonable assurance about whether we did not become aware of any fact that could lead us to believe that the process of compilation and presentation of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report are not in accordance, in all material respects, to the information referred to in the "Criteria for preparing the supplementary accounting information" paragraph.

The procedures selected were based on our understanding of the process of compilation and presentation of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements, regardless of whether they are caused by fraud or error. However, such procedures do not include investigation or detection of fraud or error.

Independent Reasonable Assurance Report on the process of compilation and presentation on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

In making those risk assessments, we have considered internal controls relevant related to the process of compilation and presentation of the consolidated supplementary accounting information in order to design assurance procedures that are appropriate in the circumstances, but not for the purposes of expressing a conclusion as to the effectiveness of Bradesco's internal control over the process of compilation and presentation of the consolidated supplementary accounting information. Our engagement also includes the assessment of the reasonableness of the consolidated supplementary accounting information, the appropriateness of the criteria applied by Bradesco in the compilation of such information included in the consolidated supplementary accounting information and the procedures and estimates used by Bradesco in the overall presentation of the consolidated supplementary accounting information. The reasonable assurance level is less than an audit.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparing the consolidated supplementary accounting information

The consolidated supplementary accounting information disclosed in the Report on Economic and Financial Analysis for the three and six-month period ended June 30, 2021 were compiled by the Management of Bradesco, based on the information contained in the consolidated financial statements as of June 30, 2021 and the accounting information adjusted to criteria described in Note 5 of such consolidated financial statements, in order to facilitate additional analyzes, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion was based on and limited to the matters described in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the process for compiling and presenting the supplemental financial information included in the Economic and Financial Analysis Information Report is, in all material respects, in accordance with the information referred to in the paragraph "Criteria for preparing the consolidated supplementary accounting information".

Osasco, August 03, 2021

KPMG

KPMG Auditores Independentes
CRC SP-028567/F

Original report in Portuguese signed by

Cláudio Rogélio Sertório
Accountant CRC 1SP212059/O-0

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Consolidated Financial Statements

1H21

bradesco

Dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the first half of 2021, prepared in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

1. Economic comment

The Brazilian economy has shown resilience, a relevant effect of the adaptation to the restriction measures and positive effects of the exports. There are vectors to consider: recovery of the service sector, continuing the process of recomposition of inventories of the industry and global activity at an accelerated pace.

Regarding the vaccination, the calendars were brought forward in several states and the forecast is that the adult population will have taken at least the first dose by September. Thus, the combination of appropriate measures with acceleration in immunization should result in positive impacts for the economic activity in the coming months. This movement may also be fostered by the maintenance of economic stimuli, even though in lower magnitude than that observed in 2020, and the resumption of the global growth. The National Financial System will continue contributing to this recovery, which should become more evident in the second half of this year.

The strengthening of institutions, the preservation of the fiscal framework and the resumption of structural reforms should be a priority of the entire Brazilian society. Continued advancements in this agenda should have positive impacts on the economic confidence, productive investments and growth potential in the country.

In the global scenario, growth prospects remain constructive in the coming quarters. The Fed, in turn, indicates that it will not remove the stimuli prematurely and, with this, the adjustment of the monetary policy should occur in an orderly fashion over the coming quarters. Advances in immunization and the maintenance of monetary and fiscal stimuli in major economies point to a favorable scenario also for emerging countries, especially those who have the most solid foundations.

2. Highlights for the Period

- We are pioneers among the Brazilian banks in the commitment of decarbonizing our loan and investment portfolios, achieving zero net emissions by 2050. For such, we adhered to the Net-Zero Banking Alliance (NZBA) of UNEP-FI (the financial arm of the United Nations Environment Program); and
- Bradesco was the winner of the first edition of the award for "Best Practices in the Work-Family Balance", in the category of Large Corporates, with the case study program, Violence Against Women IS OUR BUSINESS, coordinated by the Ministry of Women, Family and Human Rights and the National Family Secretariat.

3. Strategic Focus

In 2020, we reviewed our corporate strategy to align, even more, the actions in a single direction: meet the expectations of our clients, understanding their needs and life cycles and increasing their satisfaction by means of an experience of excellence in all its interactions with the bank.

From this reflection, we based our strategy on four large pillars that support our corporate purpose of creating opportunities for the advancement of people and the sustainable development of companies and society: clients – our inspiration; digital transformation – how we do what we do; people – our team; sustainability – made to last.

The client is at the center of our strategy and we have made several actions to enhance the knowledge through the use of data intelligence, complete solutions for business and journeys of excellence, developing ways to get to know the client, their moment of life and interaction with the Organization. In this way, we enable contextualized offers in accordance with their profile, providing pleasant and agile moments when they

contact the Bank. For example, we have an organizational structure, Bradesco Experience, that is designed to provide the best experience to the client and to seek the constant improvement of our levels of activities and operational efficiency, like the 100% Client program.

Our digital behavior and mentality so we can be simple, efficient, agile, connected and innovative. In a context of great digital transformation, we want to make the banking experience even more convenient, modern, fast and safe for the client – drivers present in the day-to-day operations. We seek to maximize value from the client's perspective through a culture focused on continuous improvement and efficiency. The expenses management is highlighted, contributing with actions and projects aimed at optimizing the use of channels and reducing the cost of providing services, without losing quality.

Having the people who work here as one of the main pillars, we seek to enhance their essential competencies in order to make our corporate strategy feasible. By means of an organizational culture based on ethics, transparency and respect for others, we have invested in an innovative, challenging, inclusive and diverse environment. Also, we want to be a company desired by high-performance professionals, who intend to build their present and future. A special highlight for the Bradesco's Internship Program, which was recognized at the 12th CIEE (*Centro de Integração Empresa-Escola* – Company-School Integration Center) Award with the first place in the Financial and Insurance Services category.

Our focus is to be relevant to our clients, shareholders, employees, partners and society, generating value for all target audiences. We are committed to growing in a diversified and sustainable manner, through the best balance between risk and return and a robust capital structure and liquidity. We reaffirm our commitments of facing diversity, our belief in the transformative potential of people, respecting individuality and plurality. Inclusion and financial education are also important drivers, because through them we impact the lives of thousands of people. In addition, we are committed to issues related to sustainability, remaining in the Top 5 of the Merco Ranking of Responsibility and Corporate Governance (ESG) contributing towards the sustainable development of society.

4. Results for the period

In the first half of 2021, the book net income reached R$12.1 billion, equivalent to R$1.19 per common share and R$1.31 per preferred share, with an annualized return on average equity of 17.1%. The annualized return on average total assets was 1.5%.

In terms of Interest on Shareholders' Equity, in gross values, R$6.0 billion was destined to the shareholders, R$5.0 billion of which were interim, paid in July 2021, and R$992 million were paid monthly.

At the end of the half-year period, taxes and contributions, including pensions – paid or provisioned – reached R$11.2 billion, of which 18.1% is related to taxes withheld and collected from third parties, and 81.9% calculated based on the activities developed by the Bradesco Organization.

5. Capital and Reserves

We highlight that on June 30, 2021:

R$83.1 billion totaled the paid Capital Stock;

R$61.1 billion totaled the Equity Reserves; and

R$146.5 billion was the Shareholders' Equity with a growth of 8.4% in comparison to the same period of the previous year, representing 9.0% of Total Assets. The book value per share was R$15.09.

Our fair value reached R$231.0 billion on June 30, 2021, which is equivalent to 1.6 times the Shareholders' Equity, a growth of 31.9% in comparison with the same period of the previous year. The calculation is carried out based on the price of our shares on the stock exchanges.

The Basel Ratio reached 16.0%, which is higher than the minimum of 10.63% regulated by Resolution No. 4,193/13 of the National Monetary Council, according to the Basel Committee. Regarding the Regulatory

Capital, the fixed asset ratio reached 29.6%, under the maximum limit of 50.0% stipulated by the Central Bank of Brazil.

Below, a summary of our financial statements:

R$ million	June21
Statement of Financial Position - Selected Data	
Securities	**674,448**
Available-for-Sale	315,385
Trading	266,218
Held-to-maturity [(1)]	92,845
Expanded Loans Portfolio [(2)]	**726,453**
Total Assets under Management	**2,548,293**
Funds Raised	1,082,126
Assets under Management	1,466,167
Total Deposits	**546,711**
Time Deposits	352,300
Savings Deposits	137,401
Demand Deposits	54,270
Interbank Deposits	2,740
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	**288,364**
Subordinated Debt	**47,562**
Brazil	41,964
Overseas	5,597
Funds from Issuance of Securities	**134,713**
Brazil	122,353
Overseas	12,360
Tax Payments and Collection and Related Charges	**7,421**
Working Capital	**120,521**
Borrowings and Onlendings	**56,606**
Brazil	23,500
Overseas	33,106
Exchange Portfolio	**32,999**
Securities sold under agreements to repurchase	**231,271**
Loan Portfolio Quality (Bacen) - %	
Delinquency Ratio (> 90 days [(3)] / Loan Portfolio) - %	2.5

(1) As provided for by Article 8 of the Circular Letter No. 3,068/01 of the Central Bank of Brazil, we declare that is has the financial capacity and the intention of holding to maturity the securities classified under "held to maturity securities";

(2) Besides the loan portfolio – Central Bank of Brazil (Bacen) concept includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit, rural product notes (CPR), certificates of real estate receivables (CRI), certificate of agribusiness credit rights (CDCA), and receivables-backed investment funds (FIDC); and

(3) Overdue loans.

6. Clients

Clients are the reason for our existence. We constantly reinforce our positioning so that all who work here know how to act in their customer relationship. We go through constant improvements to better serve and interact with people according to their needs, identifying their moment of life and plans for the future to facilitate and take part in their achievements.

With the same level of excellence, we reach all profiles of clients to meet the highest number of people, thereby fulfilling our goals of democratizing access to banking products and services by encouraging financial inclusion and fostering social mobility and entrepreneurship. With scale and diversification as differentials in our business model, these values extend to non-account holders because we recognize their importance and potential to expand our business.

In the period, our base was composed of 71.2 million clients. And, to ensure a journey of quality, we segmented the structure, both for individuals and companies.


COMPANIES
Multis & Institutional[1]
Large Corporate
≥ R$4 bi
Corporate
R$ 500 mi to R$ 4 bi
Corporate One
R$ 30 mi to R$ 500 mi
Companies and Business
Up to R$ 30 mi
Private Bank
≥ R$5 mi
≥ R$15,000
≥ R$150,000
Prime
Classic
≤ R$4,000
Exclusive
R$4,000 a R$14,999.99
R$40,000 to R$149,999.99
Non-account holders[2]
INDIVIDUALS
Monthly Income
Annual Revenue
Investment

1 – Asset Management, Pension Funds and Securities Brokers;
2 – Individual clients or corporate clients consumers products of Bradesco organization that do not have a bank account.

7. Service Structure

Our modern Customer Service network is wide and constantly updated and offers practical and secure services in all segments we operate. With presence throughout Brazil and also in strategic locations abroad, at the end of the half-year period, our Service Network comprised of 83,509 points, distributed according to the following:

	June21
Structural Information - Units	
Customer Service Points	83,509
- Branches	3,168
- PAs	3,880
- PAEs	795
- Business Units	877
- Banco24Horas Network	15,648
- Bradesco Expresso (Correspondent Banks)	41,584
- Bradesco Financiamentos (Correspondent Banks)	17,483
- Losango	57
- Branches, Subsidiaries and Representative Office Abroad	17
ATMs	52,598
- Onsite Network - Bradesco	28,771
- Banco24Horas Network	23,827

Digital Channels

Providing only a modern and broad physical structure is not enough, so aiming at practicality and security for clients, we offer various products and services at any place and time through Digital Channels: Internet Banking, Bradesco App, ATM, Social Networks and *Fone Fácil*. Currently, they represent 98% of all transactions carried out, being 91% of them online and via mobile services.

Digital Platforms

We have eight large Digital Platforms serving clients of the Retail (Exclusive) and Prime segments, invited or that have requested migration for the units because of their relationship profile. We served 380,468 clients, being 277,817 clients in Retail (Exclusive) and 102,651 clients in Prime. We also have the Digital Branch Bradesco Private Bank, serving 6,156 clients in this segment.

Accessibility

Since 1998, when we were pioneers by providing various accessibility solutions, products and services to clients with disabilities, we are still evolving, developing and using means to offer even more autonomy, convenience and financial independence to them.

Attentive to our values and mission, which include the access and inclusion democratization. Among the actions, we highlight: Virtual Mouse, Virtual Vision, Tutoring in Brazilian Sign Language (Libras), Braille Kit, Enlarged Font, WebLibras and, once more, we innovated by providing withdrawal in Libras assisted by Iris – the Digital Brazilian Sign Language Interpreter of Bradesco. The latter provides assertive and quality services, expanding the customer relationship with the Bank, where employees perform the initial contact and connect the client with the digital interpreter.

International Area

We operate in the foreign exchange market, export, import, financial transfers and foreign trade financing.

We are present in the main regions of Brazil through 7 specialized operational units and 23 service points located in the Corporate segment. Abroad, we have 3 Branches, 12 Subsidiaries and 2 Representative Offices in addition to an extensive corresponding bank network.

We ended the period occupying prominent positions in the rankings of Export, Import and Trade Finance.

Overseas Network	
Branches	
New York	Banco Bradesco S.A.
Grand Cayman	Banco Bradesco S.A.
London	Banco Bradesco Europa
Subsidiaries	
Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxembourg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC
	Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
	Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Florida	Bradesco BAC Florida Bank
	Bradesco BAC Florida Investments
	Bradesco Global Advisors
Representative Office	
Miami	Banco Bradesco S.A.
Hong Kong	Banco Bradesco S.A.

Next, our digital bank

Created in 2017 as a digital bank focused on the hyperconnected generation, next is positioned, today, as a digital platform that has as its objective to simplify and facilitate everyone's life, driving them to fulfill their needs and dreams.

The ecosystem of next offers financial and non-financial services. In addition to the checking account and credit and debit card, the client has at his/her disposal options of investments and loans, insurance, financial management tools, salary account, account for children and teens (nextJoy account, in partnership with Disney), cell phone top up, promotions in partnership with more than 300 brands on the Pampering hub (including cashbacks) and integration with the Google Pay and Samsung Pay digital wallet. next also enables transfers using WhatsApp Pay since the launch of the solution, in May.

The performance of next is based on customer centricity. This premise is followed to the letter with constant investments in the analysis and intelligence of data (analytics), to understand trends and behaviors, helping to anticipate the creation of a new service or suggestion for the client. The Customer Experience (UX) and customer service are also key areas, focused on providing the best journey and in actively listening to the demands. By prioritizing the client, next traces its goals, aiming at a sustainable growth, guaranteeing the quality of the services and actual indexes of satisfaction and engagement in the use of the app.

In the second quarter of 2021, it reached the mark of 5.4 million clients – a growth of 99% in the last twelve months.

8. Main products and services

Insurance and others

With market leadership in Brazil and in Latin America, Grupo Bradesco Seguros works to provide the best service to policyholders. With a solid path, it contributes consistently to the consolidated results of the Organization and represents us in offering multiple products for personal, family and business protection in various circumstances and several segments, such as Auto, Life, Health Plan, Dental, Capitalization Bonds, Private Pension Plans and Property and Casualty Insurances, which include Home and Property Insurance for individuals and companies.

Also, by means of the association between Bradesco Seguros and Swiss Re Corporate Solutions Brasil Seguros S.A., we maintain our presence in the insurance segment of large risks, P&C – Property and Casualty and of transport, aimed at medium and large-sized corporate clients of the most diverse segments.

A modern structure is available to more than 31.1 million policyholders and clients, formed by web and mobile channels, call centers, own dependencies with business teams, Bradesco Branches and an active brokers network, ensuring presence in all regions of the country.

R$ million	June21
Grupo Bradesco Seguros Indicators	
Recurring Net Income	2,284
Annualized Return on Average Equity (ROAE) - %	13.6%
Shareholders' Equity	36,486
Total Assets	341,613
Free Investments and the Cover of Technical Provisions	321,125
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	288,364
Revenue from Insurance Premiums, Pension Contributions and Revenue from Capitalization	39,403
Indemnities, Draws and Redemptions Paid	35,478

Cards

We have the most complete solution line for means of payment in the country, working with the main card companies, like Elo, Visa, Mastercard and American Express, and offer Private Label cards in partnership with important companies.

Through our subsidiary Bradescard México, one of the main financial institutions serving the Mexican market, we operate as one of the largest issuers of credit cards with exclusivity in store chains that are leaders in that local market, like the C&A store chain.

Also regarding means of payment, we are well-positioned with relevant shareholdings such as Cielo and through Elopar – an investment holding company which investments include Alelo (benefit cards, pre-paid cards and Money Card), Livelo (coalition loyalty program), as well as shareholdings in Elo Serviços (brand), Banco Digio (digital bank focused on credit card issuance and other financial products) and Veloe (mobility and tolls company).

R$107.9 billion in card transactions in the period.

R$3.5 billion in Fee and Commission Income.

Loan Operations

Our capillarity allows us to offer loans and financing, directly or through strategic partnerships with various business chains, keeping the focus on improving the customer experience and assessing their real needs. We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. We are in full operational capability and the policy we have guides our management's actions and is constantly updated and consistent with the economic reality.

We highlight:

- Agribusiness: we are featured among the biggest financiers in the niche, with offers and solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the country;

- Onlendings: leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) onlendings;

- Real Estate Financing: we are one of the most important in this market, maintaining the commitment to meet the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers; and

- For companies: working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, the leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors.

Balance of the main portfolios in the period:

R$726.5 billion on loan operations in the expanded concept, which includes sureties, guarantees, letters of credit, anticipation of credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit, rural product notes (CPR), certificates of real estate receivables (CRI), certificates of agribusiness credit rights (CDCA) and receivables-backed investment funds (FIDC);

R$44.3 billion was the consolidated balance of the allowance for loan losses, considering a complementary provision of R$11.2 billion, constituted considering our provisioning model, which is based on statistical models that capture historical and forward-looking information, and Management's experience in order to reflect our expectation of losses in different economic scenarios;

R$183.5 billion in operations intended to consumer financing – that comprises almost 64% of loan operations to individuals –, including the amount of R$78.4 billion in Payroll-Deductible Loans with 10.2 million active contracts;

R$85.6 billion was the balance in the Real Estate Financing portfolio, whereby R$68.7 billion was intended for individuals and R$16.9 billion for companies, totaling 341,420 units financed;

R$28.0 billion in applications on agribusiness; and

R$22.3 billion amounted to the balance of onlending portfolios, with 111,790 contracts.

Consortia

Through Bradesco Consórcios (consortia), we offer a complete products and services portfolio to account holders as well as to non-account holders, with an integrated platform for the marketing of solutions in synergy with the Branches and Digital Platforms, ensuring our market leadership in number of active accounts.

R$12.7 billion in revenues in the six first months of the year, resulting in a total portfolio of R$82.5 billion.

R$1.1 billion in Fee and Commission Income.

1.5 million active quotas, totaling 273.4 thousand new quotas sold in the period.

Investment Bank

Operating as the Investment Bank of the Organization, Banco Bradesco BBI advises clients in primary and secondary issuing of shares, merger transactions, purchase and sale of assets, structuring and distributing debt instruments, structured corporate finance operations and projects under the modality of Project Finance.

With a highly qualified research team, the Global Markets area, responsible for the securities and the institutional client relationship, covers varied sectors and publicly-held companies in São Paulo, Buenos Aires, Mexico, New York, London and Hong Kong.

R$176.3 billion was the amount recorded for 99 investment banking transactions.

Asset Management

BRAM – Bradesco Asset Management, one of the market leader companies, is our representative in the offering of complete solutions in asset management and investments portfolios for all the client profiles that we serve. It acts in multiple segments, including many from Banco Bradesco, in addition to Institutional Investors in Brazil and abroad, and various Family Offices, ensuring excellence in service quality.

R$629.9 billion in investment funds and managed portfolios under its management accrued in the half-year period.

Complete Investment Platform

The investment management services, in addition to the services of the Bradesco's Branch Network Managers, also includes an investment specialist team providing advice on the demands of banking products, investment funds, capital market products, broker and private pension. Clients can access suggested portfolios, which combine a diversity of financial products and which are established monthly based on the domestic and international market perspectives. For purposes of convenience, it is possible to invest by Internet Banking, Bradesco Celular (mobile App), telephone, chat, among others, whereby operations and investment advice can be made.

Our Complete Investment Platform has its values supported by three pillars:

- Specialized consultancy, whose role is to generate value to the client through a complete offer of products and investment solutions to meet the needs of our investor clients, account holders and non-account holders, according to their age, equity and profile, through different service channels;
- Products portfolio and recommended portfolios in an open platform that allows access to any product of the market regardless of the originator and issuer, as well as curatorship of investments, which will recommend the best combination of products in view of the client's objectives and profiles; and
- Leading-edge digital trading platforms that allow quick, easy and complete access to clients.

Ágora Investimentos

Ágora – Investment House is the most recent initiative to demonstrate our agility and flexibility in the era of innovation. After revitalization, it has become an open and independent investment platform for both individuals and companies, including non-account holders.

The client, who can fully digitally register, now has access to a complete portfolio of investments for all profiles, as well as a curated selection of the best products in the market with options of equity, futures markets, *Tesouro Direto* (Government Treasury Bonds), Structured Operations Certificate (COE), funds, and public and private securities of fixed income. They also have specialized advice and exclusive content prepared by renowned market analysts.

Available via website or Ágora App, the new platform has an advanced, agile, modern and intuitive trading, 24 hours a day, providing a different experience, offering convenience and total security to the clients at the moment of investing.

Broker

Bradesco Corretora, through Bradesco BBI, serves exclusively institutional clients, with coverage of analysis of companies and sectors. Through Bradesco Securities units, it operates in the North American, European and Chinese markets mediating shares and ADRs – American Depositary Receipts, as well as distributing public and private securities for investors.

Miscellaneous solutions

Capital Market

Regarding the capital market, we provide a broad range of solutions and services through a modern infrastructure and specialized professionals, with emphasis on Fiduciary Management for Funds, Investment Clubs and Managed Portfolios; Qualified Custody of Securities for Investors and Issuers; Bookkeeping of Securities and Depositary (Escrow Account – Trustee). Among the services provided, we highlight our representativity in the provision of Qualified Custody services (Global).

Cash Management

In order to facilitate the financial management of Companies, Utilities and Public Agencies for the management of accounts receivable and payable and collection of taxes and fees, we offer a broad portfolio of products and services, solidity, security, tailored solutions and integration of systemic platforms.

Clients classified as Market Niches, such as Franchising, Condos, Notary Offices, University Students, and Health Professionals, among others, also have support from expert staff and customized solutions according to their profile. Microentrepreneurs have at their disposal the MEI Portal – mei.bradesco –, which, in addition to products and services tailored to their business, offers free services provided by partners to bring practicality to their day to day.

Our Global Cash Management area structures solutions for international companies that operate in the Brazilian market and national companies that operate abroad, maintaining a partnership with 53 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by banking partners.

Products and services for the Public Sector

Exclusive platforms serve the Public Sector throughout the national territory with Business Managers trained to offer products, services and solutions with quality and safety to the Executive, Legislative and Judicial Powers, federal, state and municipal authorities, as well as Municipalities, Public Foundations, Public and Mixed Capital Companies and the Armed and Auxiliary Forces. Every month, more than 11.4 million retirees and pensioners of the INSS receive their benefits in Bradesco, which gives it the position of highest payer among all the banks in the Country.

We have a commercial structure with 44 platforms distributed throughout Brazil: nine specialized platforms in the Heads of Public Authority to assist Governments, State Capitals, Courts, Regulatory Councils,

Chambers, Public Prosecutor's Offices and Public Defender's Offices. We also have 35 Platforms that operate in Retail, serving City Halls and other Bodies. Find out more on bradescopoderpublico.com.br.

9. Technology and Innovation

In the continuous evolution of digital transformation processes, we continue deploying new solutions and improving technologies to benefit new and current clients with services and contextualized and personalized offers.

We provide even more engagement in our digital channels. The journey for the opening of accounts has been simplified and now it's possible to open it by simply sending a document of identification, RG or CNH (ID or Driver's license) and a selfie video; in addition, it is possible to take out a Pension plan, perform direct debt renegotiation by the app, and view in a unified manner on the *Mimos* (gratuities) icon the discounts of *Cuponeria* (Coupons) and Cards, having access to the Benefits Club and exclusive institutional offers, such as: Teatro Bradesco (theater), Cinemark and exemption of the annual fee for two years of the Veloe.

Evolving the client experience in the purchase of products, the investment simulator has been redesigned, allowing the client to navigate to learn about its modalities, stimulating concepts on financial education, since he/she manages to identify the advantages of diversification by means of the portfolios of the Bank and purchase based on the simulation and, from that moment on, it is possible to compare the profitability with the market indexes, such as CDI, Ibovespa and dollar, graphically and interactively using the Investment menu. All of this, through the Bradesco PF App (for Individuals).

On the Net Empresa App (for companies) new services were added such as the simulation and request for working capital in the Pronampe modality, option to replace the physical with the digital token, bringing more convenience to clients, and to the individual microentrepreneurs (MEI), from now on there is no need to send the proof of address when opening an account, simplifying the process.

Pix Bradesco was expanded, and is now on the Cielo machine enabling the seller or shopkeeper to hire this service directly on Net Empresa or in the mobile channel, and also in channels for use of the notaries in the receipt and payment for their services through a transfer or QR Code.

Bradesco Cartões (Cards), to extend the customer service, remodeled the architecture and refitted all the journeys of its Cards App, evolving and adding new services, for example, the locking feature for loss and theft, menu of benefits and promotions, and visualization of future installments. Now the managers of the branch network, when contacting their PF (individuals) or PJ (companies) clients, can perform the sale of the credit card, and the client by the Bradesco app or Net Empresa, will see the conditions and make the digital acceptance to confirm the purchase of the product. And in partnership with Bradesco Expresso, aiming to reach places that do not have a branch, implemented a digital journey via tablet for the banking correspondent to perform the sale of the credit card upon the opening of the checking account, and option for the marketing of Bradescard products to clients that do not have an account.

Bradesco Seguros continued improving the relationship channels. By the URA (Audible Response Unit, of Bradesco Saúde) with more humane phrases and self-service, we released the option to request the medical reimbursement and to cancel the *Bilhete Residencial* (Home Insurance Cover Note), for CPFs (Individual Taxpayer's Registry) that only have one cover note, by the electronic service. Another item in prominence, was the *Novo Vida Segura Bradesco* (New Safe Life Bradesco insurance), which now has greater flexibility in the composition of the plan and its covers, assistance, duration, grace period, redemption and frequency of payment by the insured.

With BIA, we have reached 946.2 million interactions since its launch and, in this period, we increased her capacity of understanding voice commands and interpretation of intent on different channels. Now she also clarifies doubts related to Pension on the Consortium page. Another novelty is that BIA began answering questions on the theme of Open Finance, monitoring the interactions of the public in order to improve her responses on the matter.

All of this continuous innovation that contributes to the business, resulted in international recognition, like the one received by the inovabra habitat and by the inovabra lab that are among the World's Best Financial

Innovation Labs, according to the fourth edition of the annual report on the World's Best Financial Innovation Labs, of the Global Finance magazine. And the mention of the team work, by indication of its leadership, as highlighted during a time of global changes caused by the pandemic, in the Global CIO 100 Ranking - 2021, organized by HotTopics.ht.

10. Sustainability

The commitment to sustainable development is one of the drivers of our business and is expressed in Bradesco's Statement of Purpose. We understand the management of environmental, social, and governance (ESG) aspects as essential for the growth and continuity of our Organization, in addition to allowing us to share value with shareholders, employees, suppliers, clients and the society.

We structured our Sustainability Strategy on six pillars: Sustainable Business, Climate Change, Client Relationship, Diversity & Inclusion, Innovation and Private Social Investment. Our work is aligned with the Sustainable Development Goals (SDGs) of the UN.

In this quarter, we achieved important advances in this agenda:

- We are committed to the goal of directing R$250 billion until 2025 for sustainable businesses – those that have the potential to generate positive impacts in society and in the environment;
- We were the first Brazilian bank to measure and disclose the greenhouse gas emissions of 100% of our corporate loan portfolio, following the methodology proposed by the Partnership for Carbon Accounting Financials (PCAF);
- We occupied the fourth position in the Merco Ranking of Responsibility and Corporate Governance, which lists the 100 companies with the best ESG performance based on the evaluation of different stakeholders; and
- We are pioneers among the Brazilian banks in the commitment of decarbonizing our loan and investment portfolios, achieving zero net emissions by 2050. For such, we adhered to the Net-Zero Banking Alliance (NZBA) of UNEP-FI (the financial arm of the United Nations Environment Programme).

Our journey for sustainable development continues. We want to be at the forefront of this change in Brazil and we maintain the commitment of engaging and supporting our clients in adapting to their business, contributing to a more inclusive, efficient and resilient to climate change economy.

Visit bradescori.com.br and bradescosustentabilidade.com.br websites to follow our evolution.

11. Human Resources

One of the most important pillars that support the Organization as well as one of the reasons for our success that we would like to recognize are the people who work here. Therefore, the model of Human Capital Management is based on excellence, respect, transparency and continuous investment for the development and improvement of employees. We provide them and the other associates an ethical, healthy and safe environment, seeking to inspire, support and cooperate in the construction and recognition of their personal beliefs and values, sharing of knowledge and appreciation of the human being without any kind of discrimination.

We keep our teams motivated and in constant harmony with the market. Our teams are composed of people able and willing to offer a highly qualified public service to all by means of career growth opportunities, challenges and constant recognitions, training and development, compensation and differentiated benefits, valuing diversity and balance between work and family life.

Health is a vector of transformation in people's lives. That is why a culture based on prevention and promotion of healthy habits and behaviors prevails in the Organization. Our well-being *Viva Bem* (Living Well) program, structured into three major pillars – balance, healthy and movement –, provides the necessary support and care for the employees in all the stages of their journey, in the personal and professional aspects.

Family members also have access to this health care network, ensuring peace of mind, because respect for people is an integral part of our corporate culture.

This culture of health and well-being, allied to the technological support and the safety measures, has contributed for us to structure and adopt contingency measures to cope with Covid-19, even with reinforcement in the communication, by means of various media, about the protocols and guidelines for prevention in the day-to-day activities, in all environments.

The learning with remote working has allowed us, through the Collective Bargaining Agreement with the Banking Trade Union Movement at a national level, to be the first of the large banks to assume the commitment to adopt this way of working after the pandemic.

In addition to health care, the education and the promotion of diversity gained prominence. Unibrad – Corporate University of Bradesco highlighted the interest and importance of distance learning courses, especially during the pandemic, a period in which more than 80 learning courses traditionally administered in person migrated to an online/virtual environment. Among the themes are short-term solutions geared to specific needs, such as preventing the Covid-19, mental health, remote work and adaptation of routines.

Finally, with much pride, we communicate that our ongoing commitment to adopt practices that support and foster a healthy, balanced, diverse and inclusive environment, has once again been recognized by various institutions, such as the UN (WEPs award – Women's Empowerment Principles), the Ministry of Women, Family and Human Rights (first edition of the award for Best Practices in the Work-Family Balance), the GPTW (featured in the fifth edition of the Women's GPTW ranking) and the CIEE (the Bradesco's internship program recognized as the best in Brazil).

Much more than policies and practices, we consolidated a culture of respect disseminated by the awareness of the value of people, of their identities and competencies.

At the end of the period, the Organization had 87,362 employees, of which 76,337 of Bradesco and 11,025 of Affiliated Companies. Among outsourced employees, we had 12,233 associates and 2,052 interns.

12. Corporate Governance

The Shareholders' Meeting is the highest body of our governance. In this meeting, the members of the Board of Directors are elected for a single two-year term of office. It is composed of ten members, three of which are independent, and is responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is of the Statutory Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Body ordinarily meets six times a year, and extraordinarily when the interests of the company so require. With its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In the first half of the year, in all, 19 meetings were held, 2 annual and 17 special.

The Internal Audit reports to the Board of Directors, in addition to seven committees, the statutory ones, which are the Audit and Remuneration committees; and the non-statutory ones, which are the Integrity and Ethical Conduct, Risks, Integrated Risk Management and Capital Allocation, Sustainability and Diversity, and Nomination and Succession committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body of the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to the commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (bradescori.com.br – Corporate Governance Section).

Internal Audit

The internal audit is under the responsibility of the Audit and General Inspectorate Department, which, in an independent way, evaluates processes in order to mitigate the risks and ensure the effectiveness of the internal controls in compliance with the policies, guidelines, standards, and internal and external regulations. The methodology and execution of works from the area are certified by the Institute of Internal Auditors of Brazil, which considers in its premises the technical recommendations of the Institute of Internal Auditors (IIA). In 2019, we received the IIA's Quality Assessment recertification.

13. Credit Policy and Risk Governance

We have adjusted Bradesco's policies and governance for the time in which we are living in. We are in the process of monitoring the operational limits and the risk appetite, promoting timely update of adverse scenarios (stress) due to the current context, to assess the financial resilience of the Organization.

Our ability to serve is related to the maintenance of our strength. We sustain both a solid capital base and an adequate and robust liquidity margin to meet the needs of clients, as well as business sustainability.

In relation to our credit policies, our main focus remains in supporting our clients, with the appropriate assessment of the risks taken. We have mapped our exposures to sectors and companies with greater fragility and we have maintained a constant line of communication with businesses through our relationship teams. We have incorporated into our models of credit the new risk variables of the current scenario in order to properly assess the situation. The teams of credit recovery are 100% active, seeking solutions for clients.

14. Integrated Risk Control

The Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity and variety of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

The corporate risk control management occurs in an integrated and independent manner, preserving and valuing the Board's decisions, generating and carrying out methodologies, models and measurement and risk control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee that is subordinate to the Board of Directors.

Among the list of risks, we highlight: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental, Strategy, Reputation, Model, Contagion, Compliance and Cyber. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by climate change and by technological innovation in financial services.

Independent Validation of Models

We have an independent validation process to identify, mitigate and control the risks inherent to the models, conducted by a specialized team, which evaluates all aspects thoroughly, challenging the methodology, the assumptions adopted, the data used and the use and robustness of the environment in which they are deployed. Various models are used as support instruments for decisions, structuring of issues and risk and capital management. Among them we have internal ones, standardized ones and those developed by third parties (bureaus, pricers, rating agencies), supported by economic, statistical, and financial theories, mechanisms of machine learning and expert knowledge. Any weaknesses detected are converted into notes, whose action plans are monitored until the solution. Results are reported to the managers themselves, to the Internal Audit, to the Executive Committees of the Bradesco Organization and, in certain cases, to the Regulatory Bodies.

15. Compliance and Ethics

Seen as the standards that affirm our values and govern the daily interactions and decisions, the Compliance and Integrity Programs, which cover the entire Bradesco Organization, also extending to suppliers, service providers and subsidiaries, elucidate the high standards of conduct and ethical principles that we have.

These principles are supported by policies, standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, mitigation and monitoring of any actions considered as a violation of the Code of Ethical Conduct, and/or an operation and situation with indications of connection to illegal activities, aimed at the adoption of appropriate actions.

The control methodologies and procedures are objects of evaluation and constant improvement in accordance with current and applicable laws and regulations, as well as with the best market practices, supported by the Organization's Board of Directors.

16. Social Investments

Fundação Bradesco

Growing involves not only the Organization, but all the places we operate and the country as a whole. We would like to say we are pleased with the work that is being done through our main social sustainability action: Fundação Bradesco, the largest private social and educational program in Brazil. With 40 schools located in regions of accentuated educational deprivation, it is present in all Brazilian states and the Federal District.

Its pillar is based on the belief that education is the path to promote equal opportunities, personal and collective achievement, as well as a means to build a society that is more worthy and productive. Thus, its educational structure includes the development of competences and cognitive and socio-emotional skills, creating a path for the formation of citizens, the constitution of their personal, cultural and social identity and their insertion in the employment market.

The estimated budget for 2021 is R$799.0 million, whereby R$673.7 million will be destined to investments in Activity Expenses and R$125.3 million to investments in Infrastructure and Educational Technology, which allow the institution to offer education to:

a) 83,064 students in Basic Education – Kindergarten to Secondary Education and Technical Education at Secondary Level –, Youth and Adults Education and Initial and Continuing Education focused on the creation of jobs. The 41,000 students of Basic Education also receive, without cost, uniforms, school supplies, meals, medical and dental assistance;

b) 3.5 million students that are expected to complete at least one of the courses offered in their program in the *EaD* (Distance Learning) modality, by means of their e-learning portal "Escol@ Virtual" (Virtual School); and

c) 7,000 beneficiaries in projects and actions in partnerships, such as educational and information technology courses and lectures.

Bradesco Esportes (Sports)

The Bradesco Esportes e Educação (Sports and Education) program encourages sport as an activity to support the development of children and young people, fostering the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball in all the schools of Fundação Bradesco, municipal sports centers, public and private schools and in its Center of Sports Development, all in Osasco – SP. Annually, approximately 1.1 thousand girls are trained. Participants also receive civic education instruction and those at Specialists Centers are offered health insurance, transportation, food, an allowance and other benefits.

17. Ratings

It was reported to Bradesco, in the period, among the assessment indexes assigned to banks in the country by national and international agencies and entities, that:

Fitch Ratings							
International Scale						National Scale	
Viability	Support	Domestic Currency		Foreign Currency		Domestic Currency	
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
bb	4	BB	B	BB	B	AAA(bra)	F1+(bra)

Moody´s Investors Service [1]									
Global Scale								National Scale	
Domestic Currency Counterparty		Foreign Currency Counterparty		Deposits - Domestic Currency		Foreign Currency Deposit		Domestic Currency	
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Ba1	NP	Ba1	NP	Ba2	NP	Ba2	NP	AAA.br	ML A-1.br

S&P Global						Austin Rating	
Global Scale - Issuer Credit Rating				National Scale		National Scale	
Foreign Currency		Domestic Currency		Issuer Credit Rating			
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
BB-	B	BB-	B	brAAA	brA-1+	brAAA	brA-1

[1] Due to the change in methodology, which took place in June 2021, the national scale ratings were changed from " Aa1.br " and "BR-1" to "AAA.br" and "ML A-1.br".

18. Recognitions

- Bradesco was featured in the ranking of the ten most responsible companies in Brazil during the pandemic in 2020. In addition, it was the financial institution best evaluated in the ranking for Responsibility and Corporate Governance in Brazil. Both performed by the Spanish consulting firm Merco and disclosed by the *Valor Econômico* newspaper;
- Bradesco was the winning financial institution in the research 2021 Career of Dreams, conducted by *Grupo Cia de Talentos* and published in the *Exame* magazine;
- Bradesco was featured in the ranking GPTW Mulher as one of the Ten Best Companies for Women to Work in Brazil, in a research conducted by the Great Place to Work consulting firm, in partnership with the *Época Negócios* magazine;
- Bradesco was the winner of the first edition of the award for "Best Practices in the Work-Family Balance", in the category of Large Corporates, with the case study program, Violence Against Women IS OUR BUSINESS, coordinated by the Ministry of Women, Family and Human Rights and the National Family Secretariat;
- Bradesco was highlighted in the Women's Empowerment Principles, in the category of Large Corporates, award recognized internationally by the United Nations (UN), United Nations Global Compact and United Nations Women;
- Bradesco was highlighted as one of the best companies in the country to work for LGBTQI+ equality, in the ranking organized by the Great Place to Work consulting firm (GPTW), in partnership with the LGBT Pride Parade Association of São Paulo (APOGLBT);
- Bradesco is one of the best companies to develop a career in Brazil, according to the ranking Top Companies in 2021, published by LinkedIn;
- Bradesco was featured in the award "IT Executive of the Year", in the Development category, with the case study Agile Transitions and DevOPS;
- The inovabra habitat and the inovabra lab are among the Best Financial Innovation Laboratories in the World, according to the fourth edition of the annual report on the World' s Best Financial Innovation Labs, of the Global Finance magazine;

- Bradesco BBI was named Best Equity Bank and Best Debt Bank in Latin America and, for the sixth consecutive time, Best Investment Bank in Brazil by the Global Finance magazine;
- Bradesco BBI was elected the best Research in Brazil, in the Institutional Investor ranking. In addition, the Sales team was among the best on the market;
- Bram was highlighted in the *Guia Valor de Fundos de Investimento 2021* (Guide on Investment Funds), ranking published by the *Valor Econômico* newspaper, in the Most Profitable, Best Risk-Return, Largest Number of Shareholders and Higher Equity categories;
- Bradesco Seguro Residencial (Home Insurance) was elected the best on the market, for the eleventh consecutive year, according to an evaluation conducted by the Brazilian Association of Consumer Protection (Proteste); and
- Bradesco Vida e Previdência (Life and Pension), for the second consecutive year, won the award "The Best in São Paulo 2021", of the *sãopaulo* magazine, of Grupo Folha, in the Services category.

19. Independent Audit

In compliance with CVM Instruction No. 381/03, Bradesco Organization hired services provided by KPMG Auditores Independentes (Independent Auditors) in the second half of the year that were not related to the external audit at a level lower than 5% of the total fees related to external audit services. The Bank's policy is in line with the principles of preserving the auditors' independence, which is based on generally accepted international criteria, i.e., the auditors should not audit their own work, perform management functions for their clients or promote their clients' interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the authorization of the Audit Committee.

20. Acknowledgments

At the end of the first half of 2021, we note that many of the adversities have been overcome and advances have been made in the vaccination contribute to a better scenario but we continue with the health care and calm to find opportunities and be alongside our clients, supporting and contributing to the development of Brazil. For the achievements and results shown, we appreciate the support and trust of our shareholders and clients and the efficient work of our employees and other associates, which reflect the strength of our Organization.

Cidade de Deus, August 3, 2021

Board of Directors and Board of Executive Officers

			R$ thousand
	Note	On June 30, 2021	On December 31, 2020
Assets			
Cash and due from banks	6	25,339,460	23,845,061
Financial instruments		1,510,098,713	1,472,837,923
- Interbank investments	7	116,887,992	191,147,208
- Compulsory deposits with the Brazilian Central Bank	8	85,377,496	83,757,533
- Securities	9	674,447,699	616,497,887
- Derivative financial instruments	10	30,365,628	24,815,393
- Loans	11	465,546,707	445,665,923
- Other financial instruments	12	137,473,191	110,953,979
Leases	11	2,742,488	2,646,438
Expected credit loss associated with credit risk		(44,265,378)	(45,202,191)
- Loans		(41,352,780)	(42,233,636)
- Leases		(61,280)	(70,468)
- Other receivables		(2,851,318)	(2,898,087)
Deferred tax assets	37	84,467,879	85,049,769
Investments in associates and jointly controlled entities	13	7,206,416	7,046,710
Premises and equipment	14	20,791,150	20,923,269
Intangible assets	15	35,606,945	34,395,581
Accumulated depreciation and amortization		(35,742,668)	(33,578,011)
- Premises and equipment		(11,438,165)	(11,433,018)
- Intangible assets		(24,304,503)	(22,144,993)
Other assets	16	24,581,205	26,752,701
Accumulated Impairment of Assets		(3,440,443)	(3,678,206)
Total assets		1,627,385,767	1,591,039,044

The accompanying Notes are an integral part of these Consolidated Interim Financial Statements.

			R$ thousand
	Note	On June 30, 2021	On December 31, 2020
Liabilities			
Deposits and other financial instruments		1,110,503,124	1,088,438,954
- Deposits from banks	17	292,237,931	267,280,167
- Deposits from customers	18	542,349,402	545,292,743
- Securities issued	19	134,713,186	144,903,825
- Subordinated debts	20	47,561,848	53,246,232
- Derivative financial instruments	10	21,799,102	18,697,682
- Other financial liabilities	21	71,841,655	59,018,305
Provisions		323,625,564	320,285,406
- Insurance technical provisions and pension plans	22	288,363,636	284,606,330
- Other reserves	22	35,261,928	35,679,076
Deferred income tax	37	7,306,020	7,951,848
Other liabilities	24	38,768,832	29,900,955
Total liabilities		1,480,203,540	1,446,577,163
Shareholders' equity			
Capital		83,100,000	79,100,000
Treasury shares		(226,449)	(440,514)
Capital reserves		11,441	11,441
Profit reserves		61,100,338	59,405,815
Other comprehensive income		2,502,827	5,625,898
Equity attributable to shareholders of the parent	25	146,488,157	143,702,640
Non-controlling interest	26	694,070	759,241
Total equity		147,182,227	144,461,881
Total equity and liabilities		1,627,385,767	1,591,039,044

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	Note	R$ thousand	
		Accrued on June 30	
		2021	2020
Revenue from financial intermediation		51,870,779	47,046,588
- Loans		35,870,492	37,040,651
- Leases		99,966	87,554
- Net gain or (loss) with Securities		11,990,914	15,975,236
- Net gain or (loss) from derivative financial instruments		308,350	(12,716,043)
- Net gain or (loss) with Financial income from insurance, pension plans and capitalization bonds		4,564,500	1,644,708
- Net gain or (loss) with Foreign exchange income	12	(405,748)	4,509,381
- Net gain or (loss) with Reserve requirement	8	937,998	1,278,122
- Sale or transfer of financial assets		(1,495,693)	(773,021)
Expenses from financial intermediation		**(12,993,056)**	**(30,858,196)**
- Open market funding	17	(12,366,798)	(15,570,643)
- Borrowing and on-lending	17	(626,258)	(15,287,553)
Net revenue from financial intermediation		**38,877,723**	**16,188,392**
Expected Credit Loss Associated with Credit Risk expense		**(7,458,275)**	**(15,486,650)**
- Loans		(7,278,506)	(15,709,112)
- Leases		8,017	47,709
- Other receivables		(187,786)	174,753
Gross income from financial intermediation		**31,419,448**	**701,742**
Net other operating income (expenses)		**(12,945,932)**	**(10,345,853)**
- Fee and commission income	27	9,377,633	8,838,854
- Income from banking fees		3,965,817	4,067,067
- Other income from insurance, pension plans and capitalization bonds	22	2,606,457	5,131,107
- Personnel expenses	28	(9,631,735)	(9,553,919)
- Other administrative expenses	29	(9,336,523)	(9,543,264)
- Tax expenses	30	(3,562,397)	(2,332,592)
- Share of profit (loss) of associates and jointly controlled companies	13	397,601	219,522
- Other operating income	31	3,570,673	3,325,424
- Other operating expenses	32	(9,265,482)	(9,629,501)
- Provision (expenses)/reversals		(1,067,976)	(868,551)
- Labor		(509,873)	(291,062)
- Tax		248,270	21,339
- Civil		(696,636)	(212,437)
- Others		(109,737)	(386,391)
Operating profit/(loss)		**18,473,516**	**(9,644,111)**
Non-operating income/(expense)	33	**(77,036)**	**(59,528)**
Income/(loss) before income taxes and non-controlling interests		**18,396,480**	**(9,703,639)**
Income taxes	37	(6,160,340)	16,691,256
Non-controlling interests in subsidiaries		(109,078)	(99,476)
Net income		12,127,062	6,888,141
Net income attributable to shareholders:			
Controlling shareholders		12,127,062	6,888,141
Non-controlling shareholders		109,078	99,476
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):			
- Earnings per common share	25	1.19	0.68
- Earnings per preferred share	25	1.31	0.74

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	R$ thousand	
	Accrued on June 30	
	2021	2020
Net income for the period	12,127,062	6,888,141
Non-controlling interest	109,078	99,476
Net income for the period attributable to shareholders of the parent	12,236,140	6,987,617
Items that may be subsequently reclassified to the income statement	(3,123,066)	(3,166,188)
Securities available for sale	(3,390,145)	(2,830,760)
- Own	(3,365,698)	(2,638,593)
- Associates and jointly controlled entities	(24,447)	(192,167)
Cash flow hedge	392,547	(318,513)
Hedge of investment abroad	92,214	(134,780)
Exchange differences on translations of foreign operations	(217,682)	117,865
Items that can not be reclassified to the consolidated income statement	(5)	(1,968)
Actuarial valuation	(5)	(1,968)
Total other comprehensive income	(3,123,071)	(3,168,156)
Comprehensive income for the period	9,113,069	3,819,461

Attributable to shareholders:		
Shareholders of the parent	9,003,991	3,719,985
Non-controlling interest	109,078	99,476

The accompanying Notes are an integral part of these Consolidated Financial Statements.

R$ thousand

	Capital	Capital reserves	Profit reserves		Other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2019	75,100,000	11,441	9,623,394	42,783,815	6,645,085	(440,514)	-	133,723,221
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Asset valuation adjustments (1)	-	-	-	-	(3,168,156)	-	-	(3,168,156)
Net income	-	-	-	-	-	-	6,888,141	6,888,141
Allocations:								
- Reserves	-	-	344,407	4,234,180	-	-	(4,578,587)	-
- Interest on Shareholders' Equity Paid	-	-	-	-	-	-	(2,309,554)	(2,309,554)
Balance on June 30, 2020	79,100,000	11,441	9,967,801	43,017,995	3,476,929	(440,514)	-	135,133,652
Balance on December 31, 2020	79,100,000	11,441	10,450,722	48,955,093	5,625,898	(440,514)	-	143,702,640
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Cancellation of Treasury Shares	-	-	-	(440,514)	-	440,514	-	-
Acquisition of treasury shares	-	-	-	-	-	(226,449)	-	(226,449)
Asset valuation adjustments (1)	-	-	-	-	(3,123,071)	-	-	(3,123,071)
Net income	-	-	-	-	-	-	12,127,062	12,127,062
Allocations:	-	-	-	-	-	-		
- Reserves	-	-	606,353	5,528,684	-	-	(6,135,037)	-
- Interest on Shareholders' Equity Paid	-	-	-	-	-	-	(5,992,025)	(5,992,025)
Balance on June 30, 2021	83,100,000	11,441	11,057,075	50,043,263	2,502,827	(226,449)	-	146,488,157

(1) Includes the effects of exchange variation related to the conversion of investments abroad.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Description				R$ thousand
	Accrued on June 30			
	2021	%	2020	%
1 – Revenue	55,099,406	171.2	43,800,384	1,548.3
1.1) Financial intermediation	51,870,779	161.1	47,046,588	1,663.0
1.2) Fees and commissions	13,343,450	41.4	12,905,921	456.2
1.3) Expected Credit Loss Associated with Credit Risk expense	(7,458,275)	(23.2)	(15,486,650)	(547.4)
1.4) Other	(2,656,548)	(8.3)	(665,475)	(23.5)
2 – Financial intermediation expenses	(12,993,056)	(40.4)	(30,858,196)	(1,090.8)
3 – Inputs acquired from third parties	(7,155,404)	(22.2)	(7,363,196)	(260.3)
Outsourced services	(2,356,277)	(7.3)	(2,381,551)	(84.2)
Data processing	(1,059,092)	(3.3)	(1,056,163)	(37.3)
Communication	(649,194)	(2.0)	(676,539)	(23.9)
Asset maintenance	(640,034)	(2.0)	(633,112)	(22.4)
Financial system services	(578,608)	(1.8)	(545,456)	(19.3)
Advertising and marketing	(429,892)	(1.3)	(462,155)	(16.3)
Security and surveillance	(298,718)	(0.9)	(370,826)	(13.1)
Transport	(325,394)	(1.0)	(337,942)	(11.9)
Material, water, electricity and gas	(230,180)	(0.7)	(273,692)	(9.7)
Travel	(13,493)	-	(64,475)	(2.3)
Other	(574,522)	(1.8)	(561,285)	(19.8)
4 – Gross added value (1-2-3)	34,950,946	108.6	5,578,992	197.2
5 – Depreciation and amortization	(3,156,387)	(9.8)	(2,969,538)	(105.0)
6 – Net added value produced by the entity (4-5)	31,794,559	98.8	2,609,454	92.2
7 – Added value received through transfer	397,601	1.2	219,522	7.8
Share of profit (loss) of associates and jointly controlled companies	397,601	1.2	219,522	7.8
8 – Added value to distribute (6+7)	32,192,160	100.0	2,828,976	100.0
9 – Added value distributed	32,192,160	100.0	2,828,976	100.0
9.1) Personnel	8,438,586	26.2	8,295,126	293.2
Salaries	4,841,437	15.0	4,816,297	170.2
Benefits	2,251,966	7.0	2,342,623	82.8
Government Severance Indemnity Fund for Employees (FGTS)	404,615	1.3	384,043	13.6
Other	940,568	2.9	752,163	26.6
9.2) Tax, fees and contributions	10,915,886	33.9	(13,099,871)	(463.1)
Federal	10,218,669	31.7	(13,769,995)	(486.7)
State	8,695	-	3,084	0.1
Municipal	688,523	2.1	667,040	23.6
9.3) Remuneration for providers of capital	601,548	1.9	646,104	22.8
Rental	595,509	1.8	645,294	22.8
Asset leases	6,039	-	810	-
9.4) Added Value distributed to shareholders	12,236,140	38.0	6,987,617	247.0
Interest on Shareholders' Equity Dividends paid and/or provisioned	5,992,025	18.6	2,309,554	81.6
Retained earnings	6,135,037	19.1	4,578,587	161.8
Non-controlling interests in retained earnings	109,078	0.3	99,476	3.5

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	R$ thousand	
	Accrued on June 30	
	2021	2020
Cash flow from operating activities:		
Income/(Loss) before income taxes and non-controlling interests	18,396,480	(9,703,639)
Adjustments for:	6,064,166	18,218,107
- Effect of changes in exchange rates in cash and cash equivalents	264,445	(2,021,482)
- Allowance for loan losses	7,458,275	15,486,650
– Depreciation and amortization	3,156,387	2,969,538
- Constitution of Asset Impairment Losses	232,665	505,727
- Expenses with civil, labor and tax provisions	1,666,551	1,600,485
- Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	6,487,178	9,067,870
- Share of profit (loss) of associates and jointly controlled companies	(397,601)	(219,522)
- Loss on sale of fixed assets	26,979	43,323
- (Gain)/Loss on Sale of Non-Financial Assets Held for Sale	(75,865)	24,131
- Foreign exchange variation of assets and liabilities overseas/Other	(12,754,848)	(9,238,613)
(Increase)/Decrease in interbank investments	(15,192,746)	(18,253)
(Increase)/Decrease in reserve requirement - Central Bank	(1,619,963)	9,673,134
(Increase)/Decrease in trading securities and derivative financial instruments	(17,298,503)	3,972,860
(Increase)/Decrease in loans and leases	(28,670,213)	(54,386,707)
(Increase)/Decrease in Deferred income tax assets	(1,551,669)	(1,534,644)
(Increase)/decrease in other assets	2,216,215	(132,627)
(Increase)/Decrease in Other financial instruments	(26,838,543)	(172,855)
Increase/(Decrease) in Deposits and other financial instruments	34,837,773	149,435,464
Increase/(Decrease) in Deferred income tax liabilities	(4,672,609)	(4,092,811)
Increase/(Decrease) in Provisions	(4,813,571)	(10,691,375)
Increase/(decrease) in other liabilities	13,245,994	6,541,652
Income tax and social contribution paid	(4,479,860)	(3,792,071)
Net cash provided by/(used in) operating activities	(30,377,049)	103,316,235
Cash flow from investing activities:		
Maturity of and interest on held-to-maturity securities	16,147,840	31,231,688
Sale of/maturity of and interest on available-for-sale securities	69,962,827	46,901,101
Disposal of Non-Financial Assets Held for Sale	312,649	190,382
Sale of investments	-	49,117
Sale of premises and equipment	402,275	383,951
Acquisition of subsidiaries, net of cash and cash equivalents, paid	(183,172)	-
Purchases of available-for-sale securities	(117,054,114)	(48,264,024)
Purchases of held-to-maturity securities	(2,512,969)	(18,491,475)
Purchase of premises and equipment	(707,928)	(935,478)
Intangible asset acquisitions	(1,383,867)	(1,157,726)
Dividends and interest on shareholders' equity received	168,544	257,166
Net cash provided by/(used in) investing activities	(34,847,915)	10,164,702
Cash flow from financing activities:		
Securities issued	40,881,994	32,705,295
Settlement and interest payments of funds from issuance of securities	(52,808,746)	(46,161,739)
Subordinated debt issuance	2,747,400	-
Settlement and interest payments of subordinated debts	(8,951,289)	(1,099,682)
Interest on shareholders' equity paid	(3,936,815)	(715,628)
Non-controlling interest	(174,249)	(53,407)
Acquisition of treasury shares	(226,449)	-
Net cash provided by/(used in) financing activities	(22,468,154)	(15,325,161)
Net increase/(decrease) in cash and cash equivalents	(87,693,118)	98,155,776
Cash and cash equivalents - at the beginning of the period	190,820,989	61,879,493
Effect of changes in exchange rates in cash and cash equivalents	(264,445)	2,021,482
Cash and cash equivalents - at the end of the period	102,863,426	162,056,751
Net increase/(decrease) in cash and cash equivalents	(87,693,118)	98,155,776

The accompanying Notes are an integral part of these Consolidated Financial Statements.

The accompanying Notes are an integral part of these Consolidated Financial Statements are distributed as follow:

1) OPERATIONS

Banco Bradesco S.A. (Bradesco or Organization) is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco group (Organization), working together in an integrated manner in the market.

2) PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco's consolidated financial statements include the financial statements for Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entitie) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3) - Consolidated Financial Statements, under the item "Control".

These consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen), changes resulting from CMN Resolution No. 4,720 / 19 and Bacen Resolution No. 2/20, including the guidelines included in Laws No. 4,595 / 64 (Law on the National Financial System) and No. 6,404/76 (Brazilian Corporate Law), with the respective changes introduced by Laws No. 11,638/07 and No. 11,941/09. The rules of the Securities Commission (CVM), the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), were applied, where applicable, and when not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen). The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item.

Management states that it has disclosed all relevant information in the consolidated financial statements of Bradesco and that the accounting practices have been applied in a consistent manner in all periods presented.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in associates, subsidiaries or jointly controlled companies is presented in the intangible assets item (Note 15a). The foreign exchange variation from foreign branches and investments is presented in the income statement accounts used for changes in the value of derivative financial instrument and expenses for borrowings and on-lendings. These effects are offset by the results obtained by the financial instruments used to protect the effects of the exchange variation produced by our investments abroad.

The financial statements include estimates and assumptions, which are reviewed at least annually, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets.

Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Throughout the financial statements, we indicate that certain information is available on different websites managed by Bradesco.

Bradesco's consolidated financial statements were approved by the Board of Directors on August 03, 2021.

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	Activity	Equity interest	
		On June 30, 2021	On December 31, 2020
Financial Sector – Brazil			
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	100.00%	100.00%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas			
Banco Bradesco Argentina S.A.U. (1)	Banking	100.00%	100.00%
Banco Bradesco Europa S.A. (1)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1) (2)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	Banking	100.00%	100.00%
Bradesco Securities, Inc. (1)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (1)	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (1)	Brokerage	100.00%	100.00%
Cidade Capital Markets Ltd. (1)	Banking	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (3)	Cards	100.00%	100.00%
Bac Florida Bank (4)	Banking	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil			
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	99.96%	99.96%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Odontoprev S.A. (5)	Dental care	50.01%	50.01%
Insurance - Overseas			
Bradesco Argentina de Seguros S.A. (1) (5)	Insurance	99.98%	99.98%
Other Activities - Brazil			
Andorra Holdings S.A.	*Holding*	100.00%	100.00%
Bradseg Participações S.A.	*Holding*	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%

	Activity	Equity interest	
		On June 30, 2021	On December 31, 2020
Columbus Holdings S.A. (6)	*Holding*	-	100.00%
Nova Paiol Participações Ltda.	*Holding*	100.00%	100.00%
Other Activities - Overseas			
Bradesco North America LLC (1)	Services	100.00%	100.00%
Investment Funds (7)			
Bradesco FI RF Máster II Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster III Previdência	Investment Fund	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	Investment Fund	100.00%	100.00%
Bradesco FIC FI RF VGBL - F10	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Referenciado DI União	Investment Fund	100.00%	99.99%
Bradesco FI Referenciado DI Master	Investment Fund	100.00%	100.00%
Bradesco FI RF Master Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Credito Privado Master	Investment Fund	100.00%	100.00%
Bradesco FIC de FI RF Creta	Investment Fund	100.00%	100.00%

(1) The functional currency of these companies abroad is the Brazilian Real;
(2) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(3) The functional currency of this company is the Mexican Peso;
(4) The functional currency of this company is the US Dollar;
(5) Accounting information used with date lag of up to 60 days;
(6) Company merged into Quixaba Empreendimentos e Participações Ltda. on March 31, 2021; and
(7) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) SIGNIFICANT ACCOUNTING POLICES

The significant accounting policies applied for the preparation of the consolidated financial statements are presented below:

a) Functional and presentation currencies

Consolidated financial statements are presented in Brazilian *reais*, which is also Bradesco's functional currency. Real is the functional currency for Foreign branches and subsidiaries, except for Mexico which the functional currency is Mexican Pesos and BAC Florida which functional currency is US Dollar.

Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, therefore, these investments are adjusted pursuant to the accounting practices in Brazil and converted into *reais* according to the exchange rate of the local currency on the closing date. Foreign currency translation gains and losses arising are recognized in the period's income statement in the lines "Derivative Financial Instruments" and "Borrowing and On-lending". The effects of convertion of foreign investiments which the functional currency is other than Real are recorded in Equity under the Asset valuation adjustments caption.

b) Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding

method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies' effective period through the upfront recognition and subsequent reversal through the income statement of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the income statement at the beginning of the risk exposure, based on expected final terms.

The health insurance premiums are recognized in the net written premiums earned or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

The acquisition costs related to the insurance commission are deferred and appropriated to the income statement in proportion to the recognition of the premium earned.

Agency fees are deferred and recognized in the income statement on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the income statement as they are received.

Management fee income is appropriated to the income statement on an accrual basis, according to contractually established rates.

Revenue from capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is indexed to the Reference Rate (TR), plus interest rates defined in the plan. The corresponding technical provisions are recorded simultaneously with the recognition of revenue.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as "Acquisition Costs" and are recognized in the income statement as incurred.

c) Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days

or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 6.

d) Financial instruments

i. Interbank investments

Interbank deposits are stated at cost, plus income earned up to the end of the reporting period, net of any impairment allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 7.

ii. Securities – Classification

- Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the income statement for the period;

- Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders' equity, net of tax, which will be transferred to the income statement only when effectively realized; and

- Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the income statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders' quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 9.

iii. Impairment of Financial Assets

The balances of the securities classified in the securities available for sale and securities held to maturity categories are reviewed to determine whether there is any indication of impairment loss.

When an impairment loss is identified, Bradesco recognizes an expense in the income statement for the year. This occurs when the book value of the asset exceeds its recoverable value.

In order to calculate the recoverable amount, the estimate of loss is made by models using observable data or by judgment based on the experience of the Organization.

The composition of Impairment for Securities is presented in Note 9d.

iv. Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Organization's own needs to manage its global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the fair value models and methodologies adopted by Bradesco, and their adjustment can be recorded in the income statement or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the income statement;

Cash flow hedge: the effective portion of changes in fair value of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders' equity. The ineffective portion of the hedge is recognized directly in the income statement; and

Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to cash flow hedges, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income statement for the period.

For derivatives classified in the hedge accounting category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) valuation to fair value of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and memorandum accounts, is disclosed in Note 10.

e) Provisions for expected losses associated with credit risk for loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from "AA" (minimum risk) to "H" (maximum risk) considering, among other things, the number of days of delay in a payment (as described in table below); and (ii) Management's assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to the contracts, debtors and guarantors.

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in memorandum accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

Renegotiated loans are maintained at least at the same rating in which they were classified on the date of renegotiation.

As permitted by Resolution No. 4,803/20 issued by CMN, amended by Resolution No. 4,855/20, loans renegotiated in the period from March 1 to December 31, 2020 may be maintained at the same level as they were classified on February 29, 2020, except: (a) operations with a delay of 15 days or more on February 29, 2020; and (b) transactions with evidence of the counterparty's inability to honor the obligation under the new conditions agreed.

Considering the provisions of the CMN Resolution No. 4,846/20, for loans in the scope of the Emergency Employment Support Program (PESE) the provision is being calculated only on the portion of the loan whose risk is assumed by the Organization, the amount of the provision related to each risk level is presented in Note 11c (IV).

Renegotiations of loans that had already been written-off against the allowance and that were recognized in memorandum accounts, are rated as level "H" and any possible gains derived from their renegotiation are recognized only when they are effectively received.

When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The provision for expected losses associated with credit risk are calculated in an amount sufficient to cover probable losses and are in accordance with the rules and instructions of CMN and Bacen, associated with the assessments carried out by Management in determining credit risks.

The classification of all loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client's activity, renegotiation and income from loans, as well as the breakdown of expenses and Statement of Financial Position accounts for the allowance for loan losses are presented in Note 11.

f) Income tax and social contribution

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in "Deferred tax assets" and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in "Deferred taxes".

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on carried forward income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax (IRPJ) is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, social contribution (CSLL) was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate returned to 15% again as from January 2019. In November 2019, Constitutional Amendment No. 103 was enacted, which establishes in Article 32, the increase in the social contribution rate on the net profit of "Banks" from 15% to 20%, effective from March 2020. For the other companies, the social contribution is calculated considering the rate of 9%.

Provisions were recognized for income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 37.

g) Investments

i. Acquisition of investments

The accounting entry is made at the acquisition cost, broken down into: I - book value in accordance with accounting rules applicable to financial instututions authorized to operate by Bacen; and II - goodwill or negative goodwill on the acquisition of the investment, which is the difference between the acquisition cost and the book value of the net assets acquired.

ii. Associates, Jointly Controlled Entities and Controlled

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, and jointly controlled companies, are accounted for using the equity method.

The amount of goodwill for associates and jointly controlled entities is presented together with the respective investment, while for controlled companies it is presented as intangible assets.

In the consolidated financial statements, the assets and liabilities of the controlled companies are consolidated at their book value.

The composition of unconsolidated and jointly controlled companies are disclosed in Note 13.

h) Premises and equipment

Corresponds to rights relating to tangible assets intended to maintain activities or exercised for that purpose.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets' estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and

communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation are disclosed in Note 14.

i) Intangible assets

Corresponds to acquired rights that have as object intangible assets intended for the maintenance of the entity or exercised for this purpose:

- Acquisition of rights to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable;

- Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software's estimated useful life, considering the expected future economic benefits; and

- Goodwill on acquisition of investments: is recorded at the amount by which the purchase price exceeds the book value of the net assets acquired and is amortized over the estimated time during which the asset is expected to contribute, directly or indirectly, to future cash flow.

Intangible assets and the movement in these balances by class are presented in Note 15.

j) Other assets

Other assets include taxes to be offset relating to income tax and social contribution credits from previous years and prepayments made but not yet utilized in the current period.

Also classified in this group are prepaid expenses that represent the application of funds in advance payments, whose rights to benefits or provision of services will occur in future periods, being recorded in the income statement on an accrual basis are classified as other assets.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Income Statement according to the terms and the amount of expected benefits and directly recognized in the Income Statement when the corresponding assets or rights are no longer part of the institution's assets or when future benefits are no longer expected.

In addition, presented as other assets, there are non-financial assets held for sale, which are goods received in full or partial settlement of distressed loans not intended for own use and own assets for use that will be settled by their sale, which are available for immediate sale and whose disposal is highly probable within the period of one year. The goods received are registered by the lower value between: the fair value of the good, net of sales expenses and the gross book value of the related distressed loan. The own goods are recorded at the lower value between: the fair value of the good, net of sales expenses and its book value, net of provisions for impairment and of accumulated depreciation or amortization.

The composition of Other Assets is presented in Note 16.

k) Provisions for Impairment of Assets

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

When assessing the value in use, projections of future results based on business and budget plans are used, and the estimated future cash flows are discounted to their present value using a discount rate before taxes, that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization's corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Income Statement. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

l) Deposits and other financial liabilities

i. Securities sold under agreements to repurchase, borrowing and on-lending, deposits from customers, securities issued and subordinated debt

They are measured at cost plus, when applicable, accrued interest recognized on a pro rata basis with the exception of securities sold under agreements to repurchase with no restricions on resale which are measured at fair value.

The composition of the operations is presented in Notes 17, 18, 19 and 20.

ii. Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in profit or loss over the term of the transaction, according to Notes 17e.

m) Provisions

i. Technical provisions relating to insurance, pension plans and capitalization bonds

- Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):
  - The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage, except for health insurance. The

portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated 'PPNG-RVNE';

- The unearned premium/payments reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

- For personal insurance, the mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

- For health insurance, the mathematical reserve for unvested benefits (PMBaC) uses a discount rate of 3.6% (3.6% on December 31, 2020) per annum. It considers the payment of premiums until the death of the insured and, from this moment, the costs related to the coverage of dependents who remain in the plan for five further years without payment of premiums;

- For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 3.6% (3.6% on December 31, 2020) per annum;

- The reserve for events incurred but not reported (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence;

- For health insurance, the reserve for events incurred but not reported in SUS (PEONA-SUS) is calculated from the estimate of the amount of events/claims originating in the Unified Health System (SUS), which have occurred and which have not been forwarned. The amount is calculated and reported monthly on the institutional website of the National Supplementary Health Agency (ANS), being adopted by Bradesco Saúde, the accounting of 24/36 of this, for the year 2021. The constitution of this type of provision is supported by Normative Resolution nº 442/18 in force;

- For Vehicle insurance, and other Casualty insurance, the IBNR (reserve for incurred but not reported claims) and IBNER (reserve for events incurred but not reported) provisions are recorded, the purpose of which is to guarantee the payment of claims incurred, but which the Insurer is not yet aware of for lack of notice, and also cover variations in estimated amounts to pay those already notified;

- For life insurance, the provision of 'incurred but not reported claims (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the prior 10 half-year periods, to establish a future projection per period of occurrence. A residual tail study is carried out to project the claims notified after 10 half-year periods of the occurrence date;

- The provision of events / claims to be settled (PESL) for health insurance, takes into account all claims notices received up to the balance sheet date, includes claims under litigation and related costs, monetarily restated by the IPCA, plus 1% per month;

- The reserve for unsettled claims (PSL) for life insurance and damage, consider the expected amounts to be settled from all claims notices received up to the reporting date. The provision

covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims. These amounts are net of the corresponding portion of the expected reimbursement (applicable only for damage insurance);

- For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims notified up to the reporting date, restated monetarily and with interest in case of judicial claims, net of the expected payments to be received;

- The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for policies with technical surplus;

- The Allocated loss adjustment expenses reserve (ALAE) for life insurance is recognized to cover expenses related to estimated claims and benefits for pre-funded pension plans, the reserve covers claims incurred. For plans structured under a full-capitalization pension system, the reserve is made to cover the expected expenses related to incurred claims/benefits and also to claims/benefits to be incurred;

- For damage insurance, the allocated loss adjustment expenses reserve (ALAE) is calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

- For personal insurance, the reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

- The supplementary provision for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test (LAT), pursuant to the determinations specified in the regulations in force. As at the reporting date, no supplementary provision for coverage was recognized;

- The supplementary provision for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The LAT, which is prepared semiannually using statistical and actuarial methods based on realistic assumptions as account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses and forward interest rate curves (ETTJ – prepared by Fenaprevi) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The LAT result must be offset by the amount of the difference between the market value and the book value of the collateralized securities of technical provisions classified as "held to maturity", as required by SUSEP Circular No. 517/15 and subsequent changes;

- The Provision for Insufficiency of Considerations (PIC), for health insurance, aims to determine the insufficiency of insurances / premiums to cover the events / claims to occur, when verified, being calculated based on the methodology established by the National Insurance Agency. Supplementary Health (ANS). For the calculation, the following is taken into account: (i) the FIC (Insufficiency Factor), obtained through the relationship between indemnifiable events, plus administrative and selling expenses, on the actual consideration; and (ii) all medical-hospital contracts in the form of pre-established price, segmented between individual and collective, within one year, from the calculation base date. The constitution of this provision

started to be required from the year 2021, being supported by Normative Resolution nº 442/18, of ANS; and

- Other technical provisions OPT-PIP (Premium Insufficiency Provision) are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 3.6% (3.6% on December 31, 2020) per annum.

  Note: For the individual health portfolio, when the Insufficiency of Considerations (PIC) is determined, this will be subtracted from the amount calculated for the provision for Insufficiency of Premiums (PIP), classified in OPT and constituted for long-term events.

- Pension plans and life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage. The portion of these reserves corresponding to the estimate for risks covered but not yet issued is designated PPNG-RVNE;

  - The mathematical reserve for unvested benefits (PMBaC) is recognized for participants of pension plans and life insurance with survival coverage who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. For defined contribution plans, it represents the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

  - The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

  - The mathematical reserve for vested benefits (PMBC), calculated using actuarial estimates based on the relevant data of the plan participants, is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

  - The supplementary provision for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The liability adequacy test (LAT), which is prepared semi-annually using statistical and actuarial methods based on certain assumptions as account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses, persistence rates and forward interest rate curves (ETTJ - prepared by Fenaprevi) free from risk and authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The adequacy test result must be offset by the portion corresponding to the difference between the fair value and the book value of the linked securities as collateral for technical provisions classified as "held to maturity", as required by SUSEP Circular No. 517/15 and subsequent changes;

  - The Allocated loss adjustment expenses reserve (ALAE) for life insurance is recognized to cover expenses related to estimated claims and benefits for pre-funded pension plans, the reserve covers claims incurred. For plans structured under a full-capitalization pension system, the

reserve is made to cover the expected expenses related to incurred claims/benefits and also to claims/benefits to be incurred;

- The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

- The provision for claims incurred but not reported (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 half-year periods for the creation of a new future projection by period of occurrence.

- The reserve for unsettled claims (PSL) considers the expected values to be settled from all loss notices received up to the end of the reporting period. The provision covers administrative and judicial claims and is adjusted for inflation and with interest in the case of judicial claims; and

- The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under "Financial income from insurance, pension plans and capitalization bonds".

- Capitalization bonds:

  - The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

  - The reserve for redemption (PR) comprises the amounts of overdue and anticipated securities and consists of updating the balance of the securities by the plan's index up to the date of effective payment of the redemption value to the holder;

  - The reserve for draws to be made (PSR) is constituted for each active security and is calculated for the prize draws funded which have not yet occurred, in accordance with the parameters of the plan. The calculation methodology consists of the projection of the expected present value of the expenses of future prize draws less the projection of the present value of the expected future receipts from the capitalization bonds;

  - The reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

  - The reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds. For the calculation, the present value of the expected future administrative expenses is projected and compared to present value of the projected loading fees on future installments of the bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 22.

i. Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25 –

Provisions, contingent liabilities and contingent assets, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and according to Circular Letter No. 3,429/10, which are:

- Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

- Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the Organization has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

- Contingent Liabilities: according to CPC 25, the term "contingent" is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management's control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses and should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

- Legal Obligations: Provision for Tax and Social Security Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 23.

n) Employee benefits

The recognition, measurement and disclosure of employee benefits are made in accordance with the criteria established by CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,424/15.

Defined Contribution Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Defined Benefit Plans

The Organization's net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco's net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the accounting standard.

Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income.

The net interest and other costs related to the defined benefit plans are recognized in the Income Statement.

Details on employee benefits are presented in Note 36.

o) Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

- Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and
- Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 38 and are disclosed in accordance with the criteria established by CPC 24 - Subsequent Events, approved by CMN Resolution No. 4,813/11.

p) Recurring and non-recurring net income

Non-recurring net income is the net income that is related to the atypical activities of the Organization and is not expected to occur with frequency in future years. Recurring net income corresponds to typical activities of the Organization and has the predictability of occurring frequently in future years. Recurring and non-recurring net income are presented in note 38b.

4) USE OF SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The Organization makes estimates and judgments that can affect the reported amount of assets and liabilities within the next fiscal year, in which the best premises are determined according to the applicable standard.

Such estimates and judgments are continually valued and based on our historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and judgments that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next fiscal year, with the possibility of the effective results being different to those established previously, are disclosed below and are related to the following notes:

Accounting estimates and judgments	Note
• Fair value of financial instruments	9, 10, 35 and 38a
• Allowance for expected credit loss associated with credit risk	11
• Impairment of financial assets	9
• Impairment of intangible assets and goodwill	15
• Taxes on profits	37
• Technical provisions from insurance	22
• Contingent provisions	23

I. **Fair value of financial instruments**

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets classified as trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument corresponds to the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a transaction not enforced among market participants on the date of measurement.

These financial instruments are categorized in a hierarchy which is based on the lowest level of information, and significant to the fair value measurement. For instruments classified as Level 3, Bradesco's uses a significant amount of judgment to arrive at fair market value metrics. The decisions is based on knowledge and on the observations of relevant markets for the individual assets and liabilities and these judgments may vary based on market conditions. When applying the judgment, the Organization's analyze a series of prices and the volumes of transactions of third parties to understand and assess the extent of the available market references and judgment required in modeling processes or with third parties. Based on these factors, Bradesco's determined whether fair values are observable in active markets or if markets are inactive.

The imprecision of the estimate of unobservable market information can impact the gain or loss that is recorded for a given position. Furthermore, although the Organization's believe that the assessment methods are appropriate and consistent with those of other market participants, the use of methodologies or different assumptions to determine the fair value of certain financial instruments can result in an estimate of the fair value that is different on the date of disclosure.

II. **Allowance for expected credit loss associated with credit risk**

The measurement of the expected credit loss associated with credit risk requires the use of quantitative models and suppositions about the future economic conditions and credit behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the allowance for expected credit loss associated with credit risk, such as:

• Determine the criteria for the classification of credit operations;
• Select quantitative models and assumptions suitable for the measurement of the expected loan losses; and
• Group together similar loan operations in order to measure the loan losses.

The process of determining the level of allowance for loan losses requires estimates and the use of judgment. Losses in subsequent periods may differ from initial calculations that are based on current estimates and assumptions.

III. **Impairment of financial assets**

The measurement of the impairment of financial assets requires the use of complex quantitative models and suppositions about future economic conditions, credit behavior and their guarantees.

Several significant judgments are also required to apply the accounting requirements for the measurement of the impairment, such as:

- Determine the criteria to measure the value of the guarantees related to each security;
- Select quantitative models and assumptions suitable for the measurement of the impairment; and
- Establish different prospective scenarios and their assumptions.

The process of determining the impairment requires estimates and the use of judgment. Actual losses in subsequent periods may differ from initial calculations based on such estimates and assumptions.

IV. Impairment of intangible assets and goodwill

The Organization analyzes, at least annually, whether the book value of intangible assets and goodwill (including goodwill identified in the acquisition of affiliates and jointly controlled companies) was impaired. The first step in the process is identifying the independent cash generating units (CGUs) and their allocations of goodwill. A CGU's book value, including allocated goodwill, is then compared to its value in use to see whether there is impairment. If a cash-generating unit's value in use is less than its book value, goodwill is impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competition and regulatory change). Calculations are based on discounted cash flows before tax at an interest rate that is adjusted by appropriate risk for the operational unit; in both cases determining these values requires the use of judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization's view of future performance.

V. Taxes on profits

The determination of our income tax liability (including social contribution) is a complex task that is related to analysis of our deferred tax assets and liabilities and payable income tax. In general, our assessment requires us to estimate the future amounts of current and deferred income tax. Our assessment of the possibility of realizing deferred tax is subjective and involves assessments and assumptions that are inherently uncertain. Support for our assessments and assumptions may change over time because of unanticipated events or circumstances that affect the determination of our tax liability.

Significant judgment is required, to determine whether an income tax position will be sustained upon examination, even after the outcome of any administrative or judicial proceeding based on the technical merits. Judgment is also required to determine the value of a benefit which is eligible for recognition in our consolidated financial statements.

Additionally, we monitor the interpretation of tax legislation and decisions made by tax authorities and courts, in order to adjust any previous judgment as to accrued income tax. These adjustments may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating income for any given period.

VI. Technical provisions from insurance

Insurance technical provisions (reserves) are liabilities representing estimates of the amounts that will become due at a future date, to or on behalf of our policyholders – see Note 3m(i). Expectations of claims ratio, mortality, longevity, length of stay and interest rate are used. These assumptions are based on our experience and are periodically reviewed against industry standards.

VII. Contingent provisions

The provisions are regularly reviewed, and formed, whenever the loss is considered probable, taking into account the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous cases, the complexity and the pronouncements of Courts.

5) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Income Statement – Accounting vs. Managerial

Management uses a variety of information to manage the Organization, including consolidated financial information derived from the financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, but subject to alternative consolidation policies.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial:

								R$ thousand
	On June 30, 2021				On December 31, 2020			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Assets					-			
Cash and due from banks	25,339,460	329,227	(1,195,642)	24,473,045	23,845,061	282,138	(528,955)	23,598,244
Interbank investments and Compulsory deposits with the Brazilian Central Bank	202,265,488	(35,998)	(305,906)	201,923,584	274,904,741	(18,153)	(540,311)	274,346,277
Securities and derivative financial instruments	704,813,327	5,466,619	39,235,712	749,515,658	641,313,280	4,967,618	47,185,841	693,466,739
Loans and leases	468,289,195	376,381	-	468,665,576	448,312,361	343,876	-	448,656,237
Other financial instruments	137,473,191	2,463,487	(1,117,758)	138,818,920	110,953,979	2,690,511	(1,102,255)	112,542,235
Expected credit loss associated with credit risk	(44,265,378)	(137,352)	-	(44,402,730)	(45,202,191)	(136,961)	-	(45,339,152)
Deferred tax assets	84,467,879	676,240	-	85,144,119	85,049,769	683,930	-	85,733,699
Investments in associates and jointly controlled entities	7,206,416	(5,331,771)	-	1,874,645	7,046,710	(5,177,598)	-	1,869,112
Premises and equipment	9,352,985	435,051	-	9,788,036	9,490,251	451,708	-	9,941,959
Intangible assets and goodwill, net	11,302,442	3,753,221	-	15,055,663	12,250,588	3,858,819	-	16,109,407
Other assets	24,581,205	1,179,185	(522,399)	25,237,991	26,752,701	1,360,994	(613,383)	27,500,312
Accumulated Impairment of Assets	(3,440,443)	99,008	-	(3,341,435)	(3,678,206)	57,252	-	(3,620,954)
Total	1,627,385,767	9,273,298	36,094,007	1,672,753,072	1,591,039,044	9,364,134	44,400,937	1,644,804,115

R$ thousand

	On June 30, 2021				On December 31, 2020			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Liabilities					-			
Deposits from banks	292,237,931	2,062,971	36,915,358	331,216,260	267,280,167	2,093,170	45,452,379	314,825,716
Deposits from customers	542,349,402	44,330	3,723,335	546,117,067	545,292,743	(1,008,573)	4,639,653	548,923,823
Securities issued	134,713,186	-	115,160	134,828,346	144,903,825	-	112,717	145,016,542
Subordinated debt	47,561,848	-	-	47,561,848	53,246,232	-	-	53,246,232
Derivative financial instruments	21,799,102	2,146	(770,272)	21,030,976	18,697,682	-	(1,290,146)	17,407,536
Other financial liabilities	71,841,655	(863,527)	(472,437)	70,505,691	59,018,305	1,371	(915,170)	58,104,506
Provisions	323,625,564	1,115,888	(14,717)	324,726,735	320,285,406	1,166,708	(23,891)	321,428,223
Deferred income tax assets	7,306,020	39,061	-	7,345,081	7,951,848	40,778	-	7,992,626
Other liabilities	38,768,832	5,941,192	(3,402,420)	41,307,604	29,900,955	6,134,396	(3,574,605)	32,460,746
Non-controlling interest	694,070	931,237	-	1,625,307	759,241	936,284	-	1,695,525
Shareholders' equity	146,488,157	-	-	146,488,157	143,702,640	-	-	143,702,640
Total	1,627,385,767	9,273,298	36,094,007	1,672,753,072	1,591,039,044	9,364,134	44,400,937	1,644,804,115

R$ thousand

	Accrued on June 30							
	2021				2020			
	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement
Revenue from financial intermediation	51,870,779	284,172	(659,647)	51,495,304	47,046,588	273,601	(645,176)	46,675,013
Expenses from financial intermediation	(12,993,056)	(40,743)	(459,210)	(13,493,009)	(30,858,196)	(19,450)	(466,372)	(31,344,018)
Financial margin	38,877,723	243,429	(1,118,857)	38,002,295	16,188,392	254,151	(1,111,548)	15,330,995
Expected Credit Loss Associated with Credit Risk expense	(7,458,275)	(49,679)	-	(7,507,954)	(15,486,650)	(78,080)		(15,564,730)
Gross income from financial intermediation	31,419,448	193,750	(1,118,857)	30,494,341	701,742	176,071	(1,111,548)	(233,735)
Other income from insurance, pension plans and capitalization bonds	2,606,457	-	-	2,606,457	5,131,107	-	-	5,131,107
Fee and commission income and income from banking fees	13,343,450	1,959,220	1,016,910	16,319,580	12,905,921	1,781,816	1,064,983	15,752,720
Personnel expenses	(9,631,735)	(310,383)	-	(9,942,118)	(9,553,919)	(308,606)	-	(9,862,525)
Other administrative expenses	(9,336,523)	(664,183)	172,741	(9,827,965)	(9,543,264)	(693,864)	101,286	(10,135,842)
Tax expenses	(3,562,397)	(278,288)	-	(3,840,685)	(2,332,592)	(239,565)	-	(2,572,157)
Share of profit (loss) of unconsolidated and jointly controlled companies	397,601	(332,614)	-	64,987	219,522	(182,415)	-	37,107
Other operating income / expenses	(6,762,785)	(363,951)	(70,794)	(7,197,530)	(7,172,628)	(376,349)	(54,721)	(7,603,698)
Operating profit/(loss)	18,473,516	203,551	-	18,677,067	(9,644,111)	157,088	-	(9,487,023)
Non-operating income/(expense)	(77,036)	(10,616)	-	(87,652)	(59,528)	(4,056)	-	(63,584)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(6,269,418)	(192,935)	-	(6,462,353)	16,591,780	(153,032)	-	16,438,748
Net income	12,127,062	-	-	12,127,062	6,888,141	-	-	6,888,141

(1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

b) Statement of financial position and income by segment – Managerial

In accordance with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Cash and due from banks	33,936,823	6,654,253	558,519	6,220	137,370	(16,820,140)	24,473,045
Interbank investments and Compulsory deposits with the Brazilian Central Bank	199,057,036	2,858,234	10,306	-	2,310	(4,302)	201,923,584
Securities and derivative financial instruments	407,700,386	23,999,482	320,698,663	9,989	3,690,407	(6,583,269)	749,515,658
Loans and leases	430,180,969	86,745,287	-	-	-	(48,260,680)	468,665,576
Other financial instruments	138,140,111	1,447,099	6,762,959	20,241	240,272	(7,791,762)	138,818,920
Expected credit loss associated with credit risk	(42,121,833)	(2,280,897)	-	-	-	-	(44,402,730)
Deferred tax assets	81,988,323	4,662	2,896,247	1,055	253,832	-	85,144,119
Investments in associates and jointly controlled entities	69,322,652	8,417	1,990,635	-	353,539	(69,800,598)	1,874,645
Premises and equipment	6,273,822	33,642	3,383,303	518	96,751	-	9,788,036
Intangible assets and goodwill, net	12,406,890	31,091	2,115,453	1,009	501,220	-	15,055,663
Other assets	21,439,643	576,889	2,938,681	720	289,876	(7,818)	25,237,991
Accumulated Impairment of Assets	(3,132,246)	(4,378)	(204,560)	-	(251)	-	(3,341,435)
Total on June 30, 2021	1,355,192,576	120,073,781	341,150,206	39,752	5,565,326	(149,268,569)	1,672,753,072
Total in December 31, 2020	1,319,641,809	115,840,066	338,889,085	34,743	5,658,304	(135,259,892)	1,644,804,115
Liabilities							
Deposits from banks	354,459,595	25,391,141	-	-	-	(48,634,476)	331,216,260
Deposits from customers	517,112,852	46,162,083	-	-	-	(17,157,868)	546,117,067
Securities issued	130,643,698	10,042,284	-	-	-	(5,857,636)	134,828,346
Subordinated debt	41,964,421	5,597,427	-	-	-	-	47,561,848
Derivative financial instruments	18,621,180	2,418,714	3,759	-	-	(12,677)	21,030,976
Other financial liabilities	70,188,754	316,987	-	-	-	(50)	70,505,691
Provisions	30,082,300	193,523	294,204,662	20,821	283,608	(58,179)	324,726,735
Deferred income tax assets	5,027,389	250,016	2,045,600	-	22,076	-	7,345,081
Other liabilities	38,685,196	776,069	8,684,935	2,816	905,673	(7,747,085)	41,307,604
Non-controlling interest	1,919,034	28,925,537	36,211,250	16,115	4,353,969	(69,800,598)	1,625,307
Shareholders' equity	146,488,157	-	-	-	-	-	146,488,157
Total on June 30, 2021	1,355,192,576	120,073,781	341,150,206	39,752	5,565,326	(149,268,569)	1,672,753,072
Total in December 31, 2020	1,319,641,809	115,840,066	338,889,085	34,743	5,658,304	(135,259,892)	1,644,804,115

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	41,177,782	982,794	9,671,364	1,681	48,315	(386,632)	51,495,304
Expenses from financial intermediation	(6,880,814)	(536,126)	(6,487,178)	-	(373)	411,482	(13,493,009)
Financial margin	**34,296,968**	**446,668**	**3,184,186**	**1,681**	**47,942**	**24,850**	**38,002,295**
Expected Credit Loss Associated with Credit Risk expense	(7,534,298)	26,344	-	-	-	-	(7,507,954)
Gross income from financial intermediation	**26,762,670**	**473,012**	**3,184,186**	**1,681**	**47,942**	**24,850**	**30,494,341**
Other income from insurance, pension plans and capitalization bonds	-	-	2,589,794	11,312	-	5,351	2,606,457
Fee and commission income and income from banking fees	15,157,772	215,543	888,404	-	353,996	(296,135)	16,319,580
Personnel expenses	(8,560,245)	(254,685)	(969,642)	(634)	(156,942)	30	(9,942,118)
Other administrative expenses	(9,210,013)	(167,930)	(675,978)	(6,243)	(322,048)	554,247	(9,827,965)
Tax expenses	(3,270,576)	(9,730)	(507,734)	(68)	(52,577)	-	(3,840,685)
Share of profit (loss) of unconsolidated and jointly controlled companies	(626)	-	43,769	-	21,844	-	64,987
Other operating income / expenses	(6,102,909)	3,904	(894,970)	(1,594)	86,382	(288,343)	(7,197,530)
Operating profit/(loss)	**14,776,073**	**260,114**	**3,657,829**	**4,454**	**(21,403)**	**-**	**18,677,067**
Non-operating income/(expense)	(111,862)	9,656	14,545	-	9	-	(87,652)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(5,019,922)	(59,185)	(1,390,834)	(1,611)	9,199	-	(6,462,353)
Net income accrued on June 30, 2021	9,644,289	210,585	2,281,540	2,843	(12,195)	-	12,127,062
Net income accrued on June 30, 2020	3,396,879	965,275	2,519,897	(1,089)	7,179	-	6,888,141

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

6) CASH AND CASH EQUIVALENTS

		R$ thousand
	On June 30, 2021	On December 31, 2020
Cash and due from banks in domestic currency	18,478,851	17,747,629
Cash and due from banks in foreign currency	6,860,423	6,096,396
Investments in gold	186	1,036
Total cash and due from banks	25,339,460	23,845,061
Interbank investments (1)	77,523,966	166,975,928
Total cash and cash equivalents	102,863,426	190,820,989

(1) Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

7) INTERBANK INVESTMENTS

a) Breakdown and maturity

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2021	On December 31, 2020
Securities purchased under agreements to resell:						
Own portfolio position	16,264,464	8,565,606	-	-	24,830,070	48,630,184
• Financial treasury bills	212,826	403,813	-	-	616,639	19,860,683
• National treasury notes	9,186,160	8,134,474	-	-	17,320,634	21,638,087
• National treasury bills	4,287,800	27,319	-	-	4,315,119	5,824,076
• Debentures	6,004	-	-	-	6,004	2,505
• Other	2,571,674	-	-	-	2,571,674	1,304,833
Funded position	64,692,591	2,902,920	-	-	67,595,511	125,241,658
• Financial treasury bills	-	-	-	-	-	91,655,504
• National treasury notes	32,427,380	2,902,920	-	-	35,330,300	30,960,456
• National treasury bills	32,265,211	-	-	-	32,265,211	2,625,698
Unrestricted position	4,881,243	6,473,535	-	-	11,354,778	5,857,577
• National treasury bills	4,881,243	6,473,535	-	-	11,354,778	5,857,577
Subtotal	85,838,298	17,942,061	-	-	103,780,359	179,729,419
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	1,624,135	3,593,582	2,458,130	5,449,099	13,124,946	11,422,541
• Allowance for losses	-	(2,819)	(7,302)	(7,192)	(17,313)	(4,752)
Subtotal	1,624,135	3,590,763	2,450,828	5,441,907	13,107,633	11,417,789
On June 30, 2021	87,462,433	21,532,824	2,450,828	5,441,907	116,887,992	
%	74.8	18.4	2.1	4.7	100.0	
On December 31, 2020	167,580,498	15,197,711	2,915,463	5,453,536		191,147,208
%	87.6	8.0	1.5	2.9		100.0

b) Income from interbank investments

Presented in the income statement a component of revenue from financial intermediation – Revenue from securities and interbank investments.

		R$ thousand
	Accrued on June 30	
	2021	2020
Income from investments in purchase and sale commitments:		
• Own portfolio position	497,201	375,061
• Funded position	1,401,187	1,504,694
• Unrestricted position	1,459,589	1,472,958
Subtotal	3,357,977	3,352,713
Income from interest-earning deposits in other banks	175,541	243,220
Total (Note 10f III)	3,533,518	3,595,933

8) COMPULSORY DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a) Reserve requirement

			R$ thousand
	Remuneration	On June 30, 2021	On December 31, 2020
Compulsory deposit – demand deposits	not remunerated	11,150,240	9,857,922
Compulsory deposit – savings deposits	savings index	19,707,278	19,524,472
Compulsory deposit – time deposits	Selic rate	54,519,978	54,375,139
Total		85,377,496	83,757,533

For more information on compulsory deposits, see Note 38.

b) Revenue from reserve requirement

		R$ thousand
	Accrued on June 30	
	2021	2020
Reserve requirement – Bacen (Compulsory deposit)	936,547	1,274,777
Reserve requirement – SFH (1)	1,451	3,345
Total	937,998	1,278,122

(1) Deposits requirement to SFH (Housing Finance System) are recorded under the caption "Other assets".

9) SECURITIES

Information related to securities as follows:

a) Summary of the consolidated classification of securities by operating segment and issuer

R$ thousand

	Financial	Insurance Group		Other Activities	On June 30, 2021	%	On December 31, 2020	%
		Insurance and Capitalization bonds	Pension plans (5)					
Trading securities	61,458,286	13,059,055	191,695,321	4,955	266,217,617	39.4	251,171,296	40.7
- Government securities	52,031,501	9,070,163	161,345,857	4,955	222,452,476	33.0	217,244,163	35.2
- Corporate securities	9,426,785	3,988,892	30,349,464	-	43,765,141	6.4	33,927,133	5.5
Available-for-sale securities (2)	252,416,923	30,574,929	32,393,447	168	315,385,467	46.8	265,513,501	43.1
- Government securities	150,567,659	23,713,877	32,138,914	-	206,420,450	30.6	159,579,034	25.9
- Corporate securities	101,849,264	6,861,052	254,533	168	108,965,017	16.2	105,934,467	17.2
Held-to-maturity securities (2)	65,302,261	6,188,095	21,354,259	-	92,844,615	13.8	99,813,090	16.2
- Government securities	59,499,217	6,188,095	21,354,259	-	87,041,571	12.9	92,910,749	15.1
- Corporate securities	5,803,044	-	-	-	5,803,044	0.9	6,902,341	1.1
Total	379,177,470	49,822,079	245,443,027	5,123	674,447,699	100.0	616,497,887	100.0
							-	
- Government securities	262,098,377	38,972,135	214,839,030	4,955	515,914,497	76.5	469,733,946	76.2
- Corporate securities	117,079,093	10,849,944	30,603,997	168	158,533,202	23.5	146,763,941	23.8
Total	379,177,470	49,822,079	245,443,027	5,123	674,447,699	100.0	616,497,887	100.0

b) Consolidated classification by category, maturity and operating segment

I) Trading securities

R$ thousand

Securities	On June 30, 2021							On December 31, 2020	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	8,472,532	5,859,654	8,693,773	38,432,327	61,458,286	61,366,644	91,642	54,360,035	58,708
Financial treasury bills	-	1,425,227	3,249,586	10,908,996	15,583,809	15,589,708	(5,899)	14,038,511	(29,041)
National treasury notes	-	-	-	19,378,766	19,378,766	19,239,641	139,125	22,817,806	243,032
Financial bills	-	138,937	108,405	143,740	391,082	392,272	(1,190)	242,525	(49,562)
Debentures	402	288	602	849,037	850,329	909,736	(59,407)	834,070	(203,948)
National treasury bills	4,234,445	3,537,925	5,190,297	3,302,614	16,265,281	16,300,139	(34,858)	9,182,993	16,798
Brazilian foreign debt securities	-	-	74,084	180,631	254,715	255,069	(354)	725,515	24,314
Other	4,237,685	757,277	70,799	3,668,543	8,734,304	8,680,079	54,225	6,518,615	57,115
- Insurance companies and capitalization bonds	3,353,109	336,232	1,723,332	7,646,382	13,059,055	13,063,672	(4,617)	12,746,109	3,952
Financial treasury bills	-	323,869	1,684,606	6,600,806	8,609,281	8,616,285	(7,004)	8,523,495	(8,309)
Financial bills	-	12,363	38,416	198,996	249,775	250,974	(1,199)	153,293	(79)
Other	3,353,109	-	310	846,580	4,199,999	4,196,413	3,586	4,069,321	12,340
- Pension plans	10,545,037	6,952,505	9,903,360	164,294,419	191,695,321	192,850,162	(1,154,841)	184,057,518	724,283
Financial treasury bills	-	5,895,923	7,687,167	112,710,285	126,293,375	126,848,908	(555,533)	125,009,202	(379,082)
National treasury notes	-	-	-	29,018,944	29,018,944	29,550,106	(531,162)	27,459,844	959,908
National treasury bills	38,555	23,705	591,052	5,380,224	6,033,536	6,223,107	(189,571)	8,540,155	64,959
Financial bills	20,797	462,554	1,140,379	8,684,174	10,307,904	10,305,352	2,552	7,379,810	11,849
Debentures	-	121,702	166,115	7,452,345	7,740,162	7,636,122	104,040	5,776,461	68,531
Other	10,485,685	448,621	318,647	1,048,447	12,301,400	12,286,567	14,833	9,892,046	(1,882)
- Other activities	-	1,689	3,266	-	4,955	4,958	(3)	7,634	(5)
Financial treasury bills	-	1,689	3,266	-	4,955	4,958	(3)	7,634	(5)
Total	22,370,678	13,150,080	20,323,731	210,373,128	266,217,617	267,285,436	(1,067,819)	251,171,296	786,938

II) Available-for-sale securities

Securities (2)	On June 30, 2021							On December 31, 2020	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	19,090,997	33,241,067	45,640,610	154,444,249	252,416,923	252,336,615	80,308	209,014,910	979,093
National treasury bills	6,574,497	22,792,152	37,462,940	17,639,330	84,468,919	84,516,449	(47,530)	65,371,659	1,786,777
Debentures	3,432,574	3,314,100	3,133,093	56,594,709	66,474,476	66,929,309	(454,833)	64,259,489	(2,420,550)
National treasury notes	-	-	-	16,972,833	16,972,833	16,893,968	78,865	28,820,736	1,061,917
Foreign corporate securities	56,855	25,060	-	6,012,043	6,093,958	5,845,978	247,980	6,653,994	329,095
Shares	3,940,673	-	-	-	3,940,673	4,083,994	(143,321)	3,402,394	(114,240)
Foreign government bonds	1,496,140	5,310,583	1,314,590	229,151	8,350,464	8,358,194	(7,730)	6,508,219	7,185
Promissory Notes	3,755	145,896	1,204,280	2,377,215	3,731,146	3,604,852	126,294	7,167,074	94,332
Certificates of real estate receivables	-	-	1,845	1,790,765	1,792,610	1,726,591	66,019	1,740,062	(52,629)
Financial treasury bills	-	49,252	440,193	32,021,556	32,511,001	32,471,880	39,121	1,841,854	(9,719)
Other	3,586,503	1,604,024	2,083,669	20,806,647	28,080,843	27,905,400	175,443	23,249,429	296,925
- Insurance companies and capitalization bonds	8,342,167	22,115	1,027,644	21,183,003	30,574,929	29,120,244	1,454,685	32,103,494	4,472,633
National treasury notes	-	-	-	20,689,374	20,689,374	20,464,435	224,939	20,190,279	1,796,995
Shares	6,618,397	-	-	-	6,618,397	5,467,631	1,150,766	8,855,739	2,509,352
National treasury bills	1,566,835	-	1,027,644	404,021	2,998,500	2,989,131	9,369	2,876,308	110,433
Other	156,935	22,115	-	89,608	268,658	199,047	69,611	181,168	55,853
- Pension plans	4	22,039	12,863	32,358,541	32,393,447	29,643,051	2,750,396	24,386,290	4,464,158
National treasury notes	-	-	-	32,069,814	32,069,814	29,337,661	2,732,153	24,260,665	4,446,352
Debentures	-	-	3,826	90,223	94,049	74,492	19,557	66,232	17,822
Other	4	22,039	9,037	198,504	229,584	230,898	(1,314)	59,393	(16)
- Other activities	168	-	-	-	168	158	10	8,807	461
Other	168	-	-	-	168	158	10	8,807	461
Subtotal	27,433,336	33,285,221	46,681,117	207,985,793	315,385,467	311,100,068	4,285,399	265,513,501	9,916,345
Accounting Hedge (Note 10f II) (1)	-	-	-	-	-	-	69,185	-	(792,271)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	607,456	-	895,255
Total	27,433,336	33,285,221	46,681,117	207,985,793	315,385,467	311,100,068	4,962,040	265,513,501	10,019,329

III) Held-to-maturity securities

									R$ thousand
Securities (2)	On June 30, 2021							On December 31, 2020	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	11,167,239	25,799	17,799,551	36,309,672	65,302,261	64,595,437	(706,824)	65,269,589	1,915,174
National treasury bills	11,167,165	-	17,362,481	13,065,301	41,594,947	41,289,276	(305,671)	40,189,771	1,251,064
Certificates of real estate receivables	-	-	436,614	5,214,402	5,651,016	6,025,143	374,127	6,703,402	87,221
National treasury notes	74	580	456	17,903,159	17,904,269	17,126,268	(778,001)	18,125,276	571,546
Other	-	25,219	-	126,810	152,029	154,750	2,721	251,140	5,343
- Insurance companies and capitalization bonds	-	-	-	6,188,095	6,188,095	7,037,908	849,813	5,854,417	1,438,910
National treasury notes	-	-	-	6,188,095	6,188,095	7,037,908	849,813	5,854,417	1,438,910
- Pension plans	-	-	-	21,354,259	21,354,259	27,583,459	6,229,200	28,689,084	6,563,299
National treasury notes	-	-	-	21,354,259	21,354,259	27,583,459	6,229,200	28,689,084	6,563,299
Total	11,167,239	25,799	17,799,551	63,852,026	92,844,615	99,216,804	6,372,189	99,813,090	9,917,383

c) Breakdown of the portfolios by financial statement classification

R$ thousand

Securities	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2021 (3) (4)	On December 31, 2020 (3) (4)
Securities pledged as collateral	49,322,233	20,186,272	43,252,205	405,049,870	517,810,580	516,256,770
Fixed income securities	30,641,919	20,186,272	43,252,205	405,049,870	499,130,266	496,395,298
• National treasury notes	74	580	456	132,736,436	132,737,546	158,752,531
• Financial treasury bills	-	7,444,188	11,991,033	131,857,904	151,293,125	139,505,584
• National treasury bills	12,939,866	374,882	23,508,629	29,151,269	65,974,646	61,589,288
• Debentures	2,695,604	3,436,090	960,359	64,124,557	71,216,610	64,449,071
• Financial bills	20,797	726,483	1,403,733	9,284,272	11,435,285	8,143,756
• Certificates of real estate receivables	-	3	438,460	7,192,601	7,631,064	8,550,103
• Foreign government bonds	1,503,846	5,810,762	1,340,179	244,606	8,899,393	7,134,063
• Foreign corporate securities	1,146,086	307,288	21,232	6,368,583	7,843,189	10,209,842
• Brazilian foreign debt securities	-	-	74,084	7,829,138	7,903,222	9,539,840
• Promissory Notes	3,755	145,896	1,436,666	2,867,480	4,453,797	8,053,965
• Bank deposit certificates	119,242	358,028	25,749	183,529	686,548	760,411
• Other	12,212,649	1,582,072	2,051,625	13,209,495	29,055,841	19,706,844
Equity securities	18,680,314	-	-	-	18,680,314	19,861,472
• Shares of other companies	18,680,314	-	-	-	18,680,314	19,861,472
Restricted securities	11,649,020	26,274,828	39,097,995	77,130,782	154,152,625	96,169,895
Subject to repurchase agreements	11,357,927	25,966,249	37,570,948	67,519,410	142,414,534	75,165,628
• National treasury bills	10,620,556	25,966,151	35,227,361	8,945,797	80,759,865	55,079,294
• Foreign corporate securities	-	-	-	2,919,405	2,919,405	-
• National treasury notes	-	-	-	28,061,101	28,061,101	12,555,815
• Brazilian foreign debt securities	-	-	-	574,532	574,532	758,049
• Debentures	737,371	-	2,343,587	555,696	3,636,654	6,647,819
• Financial treasury bills	-	98	-	26,462,879	26,462,977	124,651
Given in guarantee to the Brazilian Central Bank	-	-	-	-	-	5,252,403
• National treasury bills	-	-	-	-	-	4,435,912
• National treasury notes	-	-	-	-	-	816,491
Privatization rights	-	-	-	27,106	27,106	29,532
Given in guarantee	291,093	308,579	1,527,047	9,584,266	11,710,985	15,722,332
• National treasury notes	-	-	-	3,190,198	3,190,198	3,926,072
• National treasury bills	21,075	12,751	444,225	1,712,521	2,190,572	1,517,729
• Financial treasury bills	-	295,828	1,082,822	3,962,773	5,341,423	9,883,714
• Other	270,018	-	-	718,774	988,792	394,817
Securities sold under repurchase agreements - unrestricted	-	-	2,454,199	30,295	2,484,494	4,071,222

R$ thousand

Securities	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2021 (3) (4)	On December 31, 2020 (3) (4)
• National treasury bills	-	-	2,454,199	-	2,454,199	3,557,407
• National treasury notes	-	-	-	30,295	30,295	513,815
Total	60,971,253	46,461,100	84,804,399	482,210,947	674,447,699	616,497,887
%	9.0	6.9	12.6	71.5	100.0	100.0

(1) For derivative financial instruments considered as accounting hedges, the category used is "Available-for-Sale Securities";

(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. At the time of preparation of the consolidated financial statements as at June 30, 2020, Management decided to reclassify Securities Available for Sale to Held to Maturity, in the amount of R$20,009,471 thousand, without any gain or loss, as the gain in the amount of R$1,794,263 thousand, is being retained in shareholders' equity and is being recognized in income statement over the remaining period of the securities, according to article 5 of said Circular. In the first semester of 2021, there were no sales or reclassifications of securities classified in this category;

(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas; and

(5) Primarily composed of investment funds (VGBL and PGBL).

d) Impairment of Securities

In the the first semester of 2021, there was an impairment expense, net of reversals, of financial assets, mostly debentures, related to securities classified in the categories "Available for Sale" and "Held to Maturity" in the amount of R$232,665 thousand (R$644,987 thousand in 2020), net of constitution/reversal and which includes the result of a sale or transfer of financial assets. In the first semester of 2021, there was no impairment of shares, classified in the category available for sale (R$446,413 thousand in 2020), totaling R$232,665 thousand (R$ 1,091,400 thousand in 2020).

10) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customer's requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

Bradesco's derivative financial instruments in Brazil primarily consist of swaps and futures and are registered at B3.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategy are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

a) Amount of derivative financial instruments recognized by index

R$ thousand

	Total on June 30, 2021					Total in December 31, 2020				
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Futures contracts						-				
Purchase commitments:	118,446,746		-	-	-	84,467,021		24,535	-	24,535
- Interbank market	88,372,317	-	-	-	-	40,651,059	-	10,050	-	10,050
- Foreign currency	24,370,936	-	-	-	-	39,875,542	-	10,832	-	10,832
- Other	5,703,493	3,896,488	-	-	-	3,940,420	2,807,910	3,653	-	3,653
Sale commitments:	224,872,712		-	-	-	316,512,537		(19,366)	-	(19,366)
- Interbank market (1)	176,712,474	88,340,157	-	-	-	263,958,439	223,307,380	(15,899)	-	(15,899)
- Foreign currency (2)	46,353,233	21,982,297	-	-	-	51,421,588	11,546,046	(1,371)	-	(1,371)
- Other	1,807,005	-	-	-	-	1,132,510	-	(2,096)	-	(2,096)
Option contracts						-				
Purchase commitments:	331,577,160		1,448,538	244,475	1,693,013	326,423,643		2,456,611	895,667	3,352,278
- Interbank market	284,481,171	6,928,221	645,970	2,200	648,170	311,472,364	-	1,504,181	193,326	1,697,507
- Foreign currency	14,033,985	4,549,931	342,215	(129,282)	212,933	13,878,682	-	854,484	701,089	1,555,573
- Other	33,062,004	-	460,353	371,557	831,910	1,072,597	282,563	97,946	1,252	99,198
Sale commitments:	320,984,027		(1,887,178)	(145,955)	(2,033,133)	331,145,703		(2,520,903)	(589,180)	(3,110,083)
- Interbank market	277,552,950	-	(967,594)	295	(967,299)	314,999,693	3,527,329	(1,640,039)	(194,670)	(1,834,709)
- Foreign currency	9,484,054	-	(288,975)	(58,890)	(347,865)	15,355,976	1,477,294	(619,545)	(363,298)	(982,843)
- Other	33,947,023	885,019	(630,609)	(87,360)	(717,969)	790,034	-	(261,319)	(31,212)	(292,531)
Forward contracts						-				
Purchase commitments:	114,358,452		(190,039)	(6,672)	(196,711)	76,011,205		4,696,246	14,818	4,711,064
- Interbank market	-	-	-	-	-	246,269	246,269	1,859	14,818	16,677
- Foreign currency	110,103,029	81,240,345	(621,085)	18	(621,067)	70,345,084	48,576,798	(453)	-	(453)
- Other	4,255,423	-	431,046	(6,690)	424,356	5,419,852	4,451,509	4,694,840	-	4,694,840
Sale commitments:	38,195,102		5,793,031	(39,072)	5,753,959	22,736,629		(132,076)	(4,678)	(136,754)
- Foreign currency (2)	28,862,684	-	1,023,398	-	1,023,398	21,768,286	-	(82,681)	-	(82,681)
- Other	9,332,418	5,076,995	4,769,633	(39,072)	4,730,561	968,343	-	(49,395)	(4,678)	(54,073)
Swap contracts						-				
Assets (long position):	111,175,302		11,147,317	3,161,220	14,308,537	66,137,265		11,195,415	3,591,785	14,787,200
- Interbank market	21,533,454	-	749,575	463,993	1,213,568	4,095,567	-	106,827	215,527	322,354
- Fixed rate	37,588,546	26,769,057	4,527,304	(195,943)	4,331,361	33,427,359	19,386,846	4,160,018	26,030	4,186,048
- Foreign currency	42,708,647	9,081,725	4,803,992	2,758,672	7,562,664	24,369,039	1,177,263	6,169,577	3,051,417	9,220,994
- IGPM	590,671	-	631,924	40,697	672,621	636,581	-	432,390	22,676	455,066

R$ thousand

	Total on June 30, 2021					Total in December 31, 2020				
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
- Other	8,753,984	3,857,064	434,522	93,801	528,323	3,608,719	-	326,603	276,135	602,738
Liabilities (unrestricted position):	82,425,648		(9,983,492)	(975,647)	(10,959,139)	50,475,079		(10,838,073)	(2,653,090)	(13,491,163)
- Interbank market	32,261,776	10,728,322	(143,336)	(382,847)	(526,183)	7,350,385	3,254,818	(103,984)	(27,012)	(130,996)
- Fixed rate	10,819,489	-	(3,657,648)	(307,353)	(3,965,001)	14,040,513	-	(2,431,630)	(1,448,120)	(3,879,750)
- Foreign currency	33,626,922	-	(4,481,225)	(239,403)	(4,720,628)	23,191,776	-	(7,119,016)	(801,099)	(7,920,115)
- IGPM	820,541	229,870	(835,829)	(75,784)	(911,613)	836,307	199,726	(536,192)	(48,393)	(584,585)
- Other	4,896,920	-	(865,454)	29,740	(835,714)	5,056,098	1,447,379	(647,251)	(328,466)	(975,717)
Total	1,342,035,149		6,328,177	2,238,349	8,566,526	1,273,909,082		4,862,389	1,255,322	6,117,711

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$88,074,641 thousand (R$128,431,775 thousand in December 31, 2020); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$50,146,956 thousand (R$12,942,667 thousand in December 31, 2020) (Note 10f II);
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$28,690,027 thousand (R$29,678,043 thousand in December 31, 2020); and
(3) Reflects the net balance between the Asset and Liability position.

b) Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

R$ thousand

	Total on June 30, 2021									Total in December 31, 2020
	Original amortized cost	Fair value adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Swaps	11,147,317	3,161,220	14,308,537	47.1	261,890	288,989	4,582,303	9,175,355	14,308,537	14,787,200
Future	-	-	-	-	-	-	-	-	-	24,535
Forward purchases	4,237,760	(6,690)	4,231,070	13.9	283,314	358,774	492,185	3,096,797	4,231,070	5,699,164
Forward sales (1)	10,172,080	(39,072)	10,133,008	33.4	5,751,449	397,908	227,254	3,756,397	10,133,008	952,216
Premiums on exercisable options	1,448,538	244,475	1,693,013	5.6	229,908	18,695	121,982	1,322,428	1,693,013	3,352,278
Total assets (A)	27,005,695	3,359,933	30,365,628	100.0	6,526,561	1,064,366	5,423,724	17,350,977	30,365,628	24,815,393
Swaps	(9,983,492)	(975,647)	(10,959,139)	50.3	(534,319)	(71,805)	(3,833,796)	(6,519,219)	(10,959,139)	(13,491,163)
Future	-	-	-	-	-	-	-	-	-	(19,366)
Forward purchases	(4,427,799)	18	(4,427,781)	20.3	(350,390)	(441,002)	(478,296)	(3,158,093)	(4,427,781)	(988,100)
Forward sales	(4,379,049)	-	(4,379,049)	20.1	(280,116)	(248,525)	(120,151)	(3,730,257)	(4,379,049)	(1,088,970)
Premiums on written options	(1,887,178)	(145,955)	(2,033,133)	9.3	(331,151)	(33,594)	(1,066,429)	(601,959)	(2,033,133)	(3,110,083)
Total liabilities (B)	(20,677,518)	(1,121,584)	(21,799,102)	100.0	(1,495,976)	(794,926)	(5,498,672)	(14,009,528)	(21,799,102)	(18,697,682)
Net position (A-B)	6,328,177	2,238,349	8,566,526		5,030,585	269,440	(74,948)	3,341,449	8,566,526	6,117,711

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c) Futures, options, forward and swap contracts – (Nominal Value)

R$ thousand

	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on June 30, 2021	Total in December 31, 2020
Futures contracts (1)	90,003,793	38,773,961	134,870,219	79,671,485	343,319,458	400,979,558
Option contracts	255,396,295	133,478,189	256,987,849	6,698,854	652,561,187	657,569,346
Forward contracts (1)	47,952,348	56,249,734	39,153,118	9,198,354	152,553,554	98,747,834
Swap contracts	7,357,106	8,771,290	35,296,265	142,176,289	193,600,950	116,612,344
Total on June 30, 2021	400,709,542	237,273,174	466,307,451	237,744,982	1,342,035,149	
Total in December 31, 2020	434,677,889	319,871,847	239,501,937	279,857,409		1,273,909,082

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

d) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

	R$ thousand	
	On June 30, 2021	On December 31, 2020
Government securities		
National treasury notes	3,105,413	4,368,766
Total	3,105,413	4,368,766

e) Gains and losses, net

	R$ thousand	
	Accrued on June 30	
	2021	2020
Swap contracts	2,578,598	1,299,168
Forward contracts (1)	(3,039,925)	(837,881)
Option contracts	(195,636)	722,795
Futures contracts (1)	783,226	(20,342,470)
Foreign exchange variation of assets and liabilities overseas	182,087	6,442,345
Total (Note 10III)	308,350	(12,716,043)

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f) Nominal values of derivative financial instruments, by trading location and counterparty

	R$ thousand	
	Total on June 30, 2021	Total in December 31, 2020
B3 (stock exchange)	970,242,435	1,034,782,001
B3 (over-the-counter)	295,701,282	203,170,377
- Financial Institutions	83,062,490	44,352,093
- Companies	212,283,950	158,472,894
- Individuals	354,842	345,390
Overseas (stock exchange) (1)	20,803,331	15,256,532
Overseas (over-the-counter) (1)	55,288,101	20,700,172
Total	1,342,035,149	1,273,909,082

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand	
	Total on June 30, 2021	Total in December 31, 2020
Risk received in credit Swaps:	3,357,272	3,872,939
- Debt securities issued by companies	777,417	1,024,244
- Bonds of the Brazilian public debt	2,061,127	2,580,026
- Bonds of foreign public debt	518,728	268,669
Risk transferred in credit Swaps:	(930,409)	(1,304,372)
- Brazilian public debt derivatives	(320,141)	(332,589)
- Foreign public debt derivatives	(610,268)	(971,783)
Total net credit risk value	2,426,863	2,568,567
Effect on Shareholders' Equity	77,738	105,226
Remuneration on the counterparty receiving the risk	(26,056)	(26,462)

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

II) Hedge Accounting

On June 30, 2021, Bradesco maintained hedges, in accordance with Bacen Circular No. 3,082/02, consisting of:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the outcome of the organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy				R$ thousand
	Market value hedge instrument	Market value hedge object	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	50,146,956	50,497,467	(320,036)	(176,020)
Hedge of interest payments on funding (2)	88,074,641	87,415,329	817,790	449,785
Total on June 30, 2021	138,221,597	137,912,796	497,754	273,765
Hedge of interest receipts from investments in securities (1)	12,942,667	13,197,717	100,114	55,063
Hedge of interest payments on funding (1)	128,431,775	126,398,921	(316,082)	(173,845)
Total in December 31, 2020	141,374,442	139,596,638	(215,968)	(118,782)

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates until 2027, making the cash flow fixed; and
(2) Referring to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates in 2023, making the cash flow fixed.
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$97,063 thousand.

There were no gains/(losses) related to the ineffectiveness of the cash flow hedge recorded in the income statement in the first semester of 2021 and 2020.

Fair value hedge – financial instruments classified in this category are intended to offset risks arising from exposure to changes in the market value of the hedged item. The hedged object is adjusted to market value, classified in DPV - Available for Sale and the effective portion of the valuations or devaluations of this instrument is recognized in the income statement, net of tax effects and is only transferred to equity in two situations : (i) in case of hedge ineffectiveness; or (ii) when performing the hedge. The ineffective portion of the hedged item is recognized directly in an equity account.

Strategy				R$ thousand
	Market value hedge instrument	Market value hedge object	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge os shares	728,197	728,197	(33,804)	(18,592)
Total on June 30, 2021	728,197	728,197	(33,804)	(18,592)

Referring to share risk, using swap contracts, with maturities up to 2022.
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, no gains/(losses) related to the fair value hedge accounting are expected.

There were no gains/(losses) related to the fair value hedge, recorded in equity accounts, in the first semester of 2021.

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy				R$ thousand
	Market value hedge instrument	Market value hedge object	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	3,725,293	2,545,325	-428,569	(224,752)
Total on June 30, 2021	3,725,293	2,545,325	(428,569)	(224,752)
Hedge of exchange variation on future cash flows (1)	4,839,546	2,570,621	-576,303	(316,967)
Total in December 31, 2020	4,839,546	2,570,621	(576,303)	(316,967)

(1) Whose functional currency is different from the real, using Forward and Dollar Futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar).
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the hedge of investments abroad (specifically the over-hedge made to cover tax effects), which we expect to recognize in the result, amount to R$(3,983) thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, in the first semester of 2021 was R$4,688 thousand (R$(14,859) thousand in 2020).

III) Revenue from financial intermediation from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

		R$ thousand
	Accrued on June 30	
	2021	2020
Fixed income securities (1)	9,106,581	13,330,387
Interbank investments (Note 7b)	3,533,518	3,595,933
Equity securities (2)	(649,185)	(951,084)
Subtotal	11,990,914	15,975,236
Financial income from insurance, pension plans and capitalization bonds (2) (3)	4,564,500	1,644,708
Derivative financial instruments (Note 10e)	308,350	(12,716,043)
Total	16,863,764	4,903,901

(1) In the first semester of 2021, there were losses net of reversals, due to impairment of financial assets (mostly debentures), in the amount of R$232,665 thousand (R$58,036 thousand in 2020), net of constitution/reversal. There was no result from a sale or transfer of financial assets in first semester of 2021 (R$644,987 thousand in 2020);
(2) In the first semester of 2021 there were no losses due to impairment of shares (R$ 446,413 thousand in 2020); and
(3) In the first semester of 2021, comprises financial income from insurance, pension plan and capitalization in the amount of R$11,051,678 thousand (R$10,712,578 thousand in 2020) and Expenses for updating and interest on technical provisions insurance, pension plan and capitalization in the amount of R$(6,487,178) thousand (R$(9,067,870) thousand in 2020) (Note 17e).

11) LOANS AND OTHER CREDIT EXPOSURES

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) By type and maturity

										R$ thousand
	Performing loans									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on June 30, 20201(A)	% (4)	Total in December 31, 2020 (A)	% (4)
Discounted trade receivables and loans (1)	20,548,678	12,753,274	12,149,639	29,962,036	38,709,705	131,229,597	245,352,929	40.2	228,926,469	39.7
Financing and on-lending	5,754,021	4,353,057	4,594,514	13,707,080	23,654,847	124,499,053	176,562,572	28.9	175,522,629	30.4
Agricultural and agribusiness loans	1,662,229	1,375,085	1,073,634	2,842,724	4,967,275	8,808,798	20,729,745	3.4	19,796,632	3.4
Subtotal - Loans	27,964,928	18,481,416	17,817,787	46,511,840	67,331,827	264,537,448	442,645,246	72.5	424,245,730	73.5
Leases	94,476	91,490	91,234	265,668	476,754	1,702,077	2,721,699	0.4	2,612,693	0.5
Advances on foreign exchange contracts (2)	3,255,285	1,789,533	1,734,258	4,185,455	5,828,508	49,977	16,843,016	2.8	7,531,922	1.3
Subtotal - Loans, leases and other advances	31,314,689	20,362,439	19,643,279	50,962,963	73,637,089	266,289,502	462,209,961	75.7	434,390,345	75.3
Other receivables (3)	25,187,421	11,637,298	8,390,251	9,993,227	4,555,831	378,521	60,142,549	9.9	53,151,506	9.2
Subtotal - Credit portfolio	56,502,110	31,999,737	28,033,530	60,956,190	78,192,920	266,668,023	522,352,510	85.6	487,541,851	84.5
Acquisition of credit card receivables	6,081,828	2,038,824	743,515	413,376	71,808	-	9,349,351	1.5	8,349,458	1.4
Subtotal – Credit portfolio and Acquisition of credit card receivables	62,583,938	34,038,561	28,777,045	61,369,566	78,264,728	266,668,023	531,701,861	87.1	495,891,309	85.9
Sureties and guarantees	629,570	1,366,636	2,475,559	10,441,421	14,577,057	47,882,375	77,372,618	12.7	80,236,602	13.9
Guarantee given on rural loans assigned	-	-	-	10,391	28	44,544	54,963	-	49,335	-
Letters of credit for imports	112,873	144,010	214,201	281,449	207,983	388	960,904	0.2	1,056,613	0.2
Confirmed exports loans	-	435	2,078	1,579	7,978	-	12,070	-	10,034	-
Total - Memorandum accounts	742,443	1,511,081	2,691,838	10,734,840	14,793,046	47,927,307	78,400,555	12.9	81,352,584	14.1
Total on June 30, 2021	63,326,381	35,549,642	31,468,883	72,104,406	93,057,774	314,595,330	610,102,416	100.0		
Total on December 31, 2020	50,124,635	32,797,925	28,706,360	69,953,413	82,806,256	312,855,304			577,243,893	100.0

R$ thousand

	Non-performing loans – Past-due installments								
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total on June 30, 2021 (B)	% (4)	Total in December 31, 2020 (B)	% (4)
Discounted trade receivables and loans (1)	881,008	983,886	951,933	2,112,934	2,025,107	6,954,868	87.8	6,801,586	83.3
Financing and on-lending	162,889	174,820	86,560	196,634	127,093	747,996	9.4	867,296	10.6
Agricultural and agribusiness loans	13,968	11,280	7,730	16,431	34,809	84,218	1.1	202,882	2.5
Subtotal - Loans	1,057,865	1,169,986	1,046,223	2,325,999	2,187,009	7,787,082	98.3	7,871,764	96.4
Leases	919	866	465	802	522	3,574	-	3,878	-
Advances on foreign exchange contracts (2)	6,452	2,974	3,840	849	-	14,115	0.2	75,506	0.9
Subtotal - Loans, leases and other advances	1,065,236	1,173,826	1,050,528	2,327,650	2,187,531	7,804,771	98.5	7,951,148	97.3
Other receivables (3)	41,736	10,062	6,316	18,094	39,622	115,830	1.5	217,861	2.7
Total on June 30, 2021	1,106,972	1,183,888	1,056,844	2,345,744	2,227,153	7,920,601	100.0		
Total on December 31, 2020	1,316,834	976,552	779,041	1,888,198	3,208,384			8,169,009	100.0

R$ thousand

	Non-performing loans – Installments not yet due								
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on June 30, 2021 (C)	% (4)	Total in December 31, 2020 (C)	% (4)
Discounted trade receivables and loans (1)	597,101	475,831	523,617	1,182,247	1,974,020	6,285,625	11,038,441	72.7	10,025,193	73.6
Financing and on-lending	157,722	142,468	143,021	403,957	672,806	2,525,410	4,045,384	26.6	3,459,717	25.4
Agricultural and agribusiness loans	233	874	1,320	2,514	8,594	17,019	30,554	0.2	63,519	0.5
Subtotal - Loans	755,056	619,173	667,958	1,588,718	2,655,420	8,828,054	15,114,379	99.5	13,548,429	99.5
Leases	909	877	872	2,452	3,745	8,360	17,215	0.1	29,867	0.2
Subtotal - Loans	755,965	620,050	668,830	1,591,170	2,659,165	8,836,414	15,131,594	99.6	13,578,296	99.7
Other receivables (3)	4,808	3,847	3,603	9,441	11,975	19,861	53,535	0.4	43,855	0.3
Total on June 30, 2021	760,773	623,897	672,433	1,600,611	2,671,140	8,856,275	15,185,129	100.0		
Total on December 31, 2020	683,129	633,161	575,302	1,445,668	2,409,882	7,875,009			13,622,151	100.0

	Total			R$ thousand
	Total on June 30, 2021 (A+B+C)	% (4)	Total in December 31, 2020 (A+B+C)	% (4)
Discounted trade receivables and loans (1)	263,346,238	41.6	245,753,248	41.1
Financing and on-lending	181,355,952	28.6	179,849,642	30.0
Agricultural and agribusiness loans	20,844,517	3.3	20,063,033	3.3
Subtotal - Loans	465,546,707	73.5	445,665,923	74.4
Leases	2,742,488	0.4	2,646,438	0.4
Advances on foreign exchange contracts (2)	16,857,131	2.7	7,607,428	1.3
Subtotal - Loans, leases and other advances	485,146,326	76.6	455,919,789	76.1
Other receivables (3)	60,311,914	9.5	53,413,222	8.9
Subtotal – Credit portfolio	545,458,240	86.1	509,333,011	85.0
Acquisition of credit card receivables	9,349,351	1.5	8,349,458	1.4
Subtotal – Credit portfolio and Acquisition of credit card receivables	554,807,591	87.6	517,682,469	86.4
Sureties and guarantees	77,372,618	12.2	80,236,602	13.4
Guarantee given on rural loans assigned	54,963	-	49,335	-
Letters of credit for imports	960,904	0.2	1,056,613	0.2
Confirmed exports loans	12,070	-	10,034	-
Total - Memorandum accounts	78,400,555	12.4	81,352,584	13.6
Total on June 30, 2021	633,208,146	100.0		
Total on December 31, 2020			599,035,053	100.0

(1) Including credit card loans of R$10,898,410 thousand (R$9,922,375 thousand on December 31, 2020);
(2) Advances on foreign exchange contracts are presented in the statement of financial position as a deduction from "Other financial liabilities";
(3) The item "Other Receivables" comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$35,744,936 thousand (R$34,605,794 thousand on December 31, 2020); and
(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables, co-obligations in rural loan assignments, credits opened for importation and confirmed export credits.

b) Modalities and levels of risk - credit portfolio and sureties and guarantees

R$ thousand

	Levels of risk												
	AA	A	B	C	D	E	F	G	H	Total on June 30, 2021	% (1)	Total in December 31, 2020	% (1)
Discounted trade receivables and loans	34,107,689	62,045,613	78,395,416	42,422,263	15,911,650	5,815,885	5,960,487	3,255,277	15,431,958	263,346,238	42.4	245,753,248	41.7
Financing and on-lending	99,940,473	36,729,945	22,044,067	13,656,590	2,872,482	1,626,037	2,032,104	1,068,251	1,386,003	181,355,952	29.1	179,849,642	30.5
Agricultural and agribusiness loans	5,649,469	9,214,220	5,032,147	713,565	119,190	34,595	11,866	10,034	59,431	20,844,517	3.3	20,063,033	3.4
Subtotal - Loans	139,697,631	107,989,778	105,471,630	56,792,418	18,903,322	7,476,517	8,004,457	4,333,562	16,877,392	465,546,707	74.8	445,665,923	75.6
Leases	451,554	1,040,139	1,142,642	38,361	19,128	8,020	1,783	18,142	22,719	2,742,488	0.4	2,646,438	0.4
Advances on foreign exchange contracts (2)	7,548,445	4,729,012	3,210,371	1,197,386	28,161	20,148	800	-	122,808	16,857,131	2.7	7,607,428	1.3
Subtotal - Loans, leases and other advances	147,697,630	113,758,929	109,824,643	58,028,165	18,950,611	7,504,685	8,007,040	4,351,704	17,022,919	485,146,326	77.9	455,919,789	77.3
Other receivables	16,722,459	19,054,623	10,251,653	11,610,495	1,726,710	181,564	215,946	74,239	474,225	60,311,914	9.7	53,413,222	9.1
Subtotal – Credit portfolio	164,420,089	132,813,552	120,076,296	69,638,660	20,677,321	7,686,249	8,222,986	4,425,943	17,497,144	545,458,240	87.6	509,333,011	86.4
Sureties and guarantees (3)	65,222,659	3,970,055	1,535,132	-	3,902,880	2,578,051	163,841	-	-	77,372,618	12.4	80,236,602	13.6
Total on June 30, 2021	229,642,748	136,783,607	121,611,428	69,638,660	24,580,201	10,264,300	8,386,827	4,425,943	17,497,144	622,830,858	100.0		
%	37.0	22.0	19.5	11.2	3.9	1.6	1.3	0.7	2.8	100.0			
Total on December 31, 2020	219,472,906	122,452,705	117,906,653	65,477,031	22,182,521	9,920,712	7,833,465	4,030,224	20,293,396			589,569,613	100.0
%	37.2	20.8	20.0	11.1	3.8	1.7	1.3	0.7	3.4			100.0	

(1) Percentage of each type in relation to the total loan portfolio, excluding loan assignments, acquisition of receivables and co-obligation in rural loan assignments;
(2) Advances on foreign exchange contracts are presented in the statement of financial position as a deduction from "Other financial liabilities"; and
(3) The provision for losses, associated to the financial guarantees provided, is being assessed as provided by CMN Resolution No. 4,512/16, for more information on the methodology used, see Note 22b (I).

c) Composition of credit portfolio by risk level and days past due

I) Levels of risk

R$ thousand

	Levels of risk												
	Non-performing loans (3)												
	AA	A	B	C	D	E	F	G	H	Total on June 30, 2021	% (1)	Total in December 31, 2020	% (1)
Installments not yet due	-	-	1,488,523	1,880,782	3,128,784	1,767,163	1,288,768	1,360,687	4,270,422	15,185,129	100.0	13,622,151	100.0
1 to 30	-	-	97,937	118,622	160,610	78,298	53,397	56,180	195,729	760,773	5.0	683,129	5.0
31 to 60	-	-	76,620	92,275	128,579	68,739	45,278	48,413	163,993	623,897	4.1	633,161	4.7
61 to 90	-	-	78,401	92,194	130,431	67,654	48,747	50,183	204,823	672,433	4.4	575,302	4.2
91 to 180	-	-	157,992	200,342	316,119	184,086	133,497	141,553	467,022	1,600,611	10.5	1,445,668	10.6
181 to 360	-	-	244,760	324,796	530,445	305,840	216,196	243,535	805,568	2,671,140	17.6	2,409,882	17.7
More than 360	-	-	832,813	1,052,553	1,862,600	1,062,546	791,653	820,823	2,433,287	8,856,275	58.4	7,875,009	57.8
Past-due installments (2)	-	-	299,463	582,343	1,067,265	769,539	747,756	733,488	3,720,747	7,920,601	100.0	8,169,009	100.0
1 to 14	-	-	8,445	33,263	44,198	25,429	18,136	18,623	99,273	247,367	3.1	360,712	4.4
15 to 30	-	-	232,331	157,937	177,948	65,638	33,445	33,376	158,930	859,605	10.9	956,122	11.7
31 to 60	-	-	58,687	367,107	306,761	98,894	59,802	60,637	232,000	1,183,888	14.9	976,552	12.0
61 to 90	-	-	-	18,174	482,415	133,402	78,375	74,079	270,399	1,056,844	13.4	779,041	9.5
91 to 180	-	-	-	5,862	55,943	423,791	520,334	512,667	827,147	2,345,744	29.6	1,888,198	23.1
181 to 360	-	-	-	-	-	22,385	37,664	34,106	2,090,007	2,184,162	27.6	3,137,491	38.4
More than 360	-	-	-	-	-	-	-	-	42,991	42,991	0.5	70,893	0.9
Subtotal - Loans	-	-	1,787,986	2,463,125	4,196,049	2,536,702	2,036,524	2,094,175	7,991,169	23,105,730		21,791,160	
Specific provision	-	-	17,880	73,894	419,604	761,011	1,018,262	1,465,923	7,991,169	11,747,743		11,961,634	

(1) Percentage of installments by maturities;

(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and

(3) Contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

R$ thousand

	Levels of risk												
	Performing loans (2)												
	AA	A	B	C	D	E	F	G	H	Total on June 30, 2021	% (1)	Total in December 31, 2020	% (1)
Installments not yet due	164,213,957	132,119,339	118,239,514	66,903,761	16,365,649	5,118,475	5,965,306	2,322,116	9,406,878	520,654,995	99.7	486,587,327	99.8
1 to 30	12,788,535	19,645,035	8,137,242	11,083,543	1,996,807	287,138	93,386	99,958	672,951	54,804,595	10.5	44,177,948	9.1
31 to 60	9,448,835	9,872,511	5,795,970	5,119,259	1,027,211	173,125	79,879	53,236	429,711	31,999,737	6.1	30,282,983	6.2
61 to 90	7,937,925	8,096,887	5,687,860	4,789,926	994,044	171,398	85,785	54,469	215,236	28,033,530	5.4	26,424,865	5.4
91 to 180	18,421,490	17,522,013	12,434,613	8,283,554	1,934,757	451,763	1,098,193	214,542	595,265	60,956,190	11.6	62,087,977	12.7
181 to 360	24,890,545	21,367,779	17,004,744	9,943,592	2,494,779	1,114,163	339,539	229,501	808,278	78,192,920	15.0	68,743,531	14.1
More than 360	90,726,627	55,615,114	69,179,085	27,683,887	7,918,051	2,920,888	4,268,524	1,670,410	6,685,437	266,668,023	51.1	254,870,023	52.3
Past due up to 14 days	206,132	694,213	48,796	271,774	115,623	31,072	221,156	9,652	99,097	1,697,515	0.3	954,524	0.2
Subtotal - Loans	164,420,089	132,813,552	118,288,310	67,175,535	16,481,272	5,149,547	6,186,462	2,331,768	9,505,975	522,352,510	100.0	487,541,851	100.0
Generic provision	-	664,068	1,182,883	2,015,266	1,648,127	1,544,864	3,093,231	1,632,238	9,505,975	21,286,652		22,737,256	
Total on June 30, 2021	164,420,089	132,813,552	120,076,296	69,638,660	20,677,321	7,686,249	8,222,986	4,425,943	17,497,144	545,458,240			
Existing provision	-	790,115	1,475,279	5,613,482	5,820,673	3,694,700	5,062,502	4,311,483	17,497,144	44,265,378			
Minimum required provision	-	664,068	1,200,763	2,089,160	2,067,731	2,305,875	4,111,493	3,098,161	17,497,144	33,034,395			
Supplementary provision	-	126,047	274,516	3,524,322	3,752,942	1,388,825	951,009	1,213,322	-	11,230,983			
Total on December 31, 2020	150,473,894	119,931,844	116,110,882	65,268,599	18,342,165	7,048,542	7,833,465	4,030,224	20,293,396			509,333,011	
Existing provision	-	728,056	1,409,023	5,803,040	4,885,649	3,405,380	4,763,946	3,913,701	20,293,396			45,202,191	
Minimum required provision	-	599,659	1,161,109	1,958,058	1,834,216	2,114,563	3,916,732	2,821,157	20,293,396			34,698,890	
Supplementary provision	-	128,397	247,914	3,844,982	3,051,433	1,290,817	847,214	1,092,544	-			10,503,301	

(1) Percentage of maturities by installment; and

(2) Loans not yet past-due or past-due for less than 15 days and which have not been restructured and where the borrower is not bankrupt or in judicial recovery.

II) Breakdown of credit portfolio

R$ thousand

Level of risk	Portfolio balance							
	Non-performing loans							
	Installments past due	Installments not yet due	Total - non-performing loans	Performing loans	Total	% (1)	% Accrued on June 30, 2021 (2)	Cumulative % on December 31, 2020 (2)
AA	-	-	-	164,420,089	164,420,089	30.2	30.2	29.6
A	-	-	-	132,813,552	132,813,552	24.3	54.5	53.1
B	299,463	1,488,523	1,787,986	118,288,310	120,076,296	22.0	76.5	75.9
C	582,343	1,880,782	2,463,125	67,175,535	69,638,660	12.8	89.3	88.7
Subtotal - Loans	881,806	3,369,305	4,251,111	482,697,486	486,948,597	89.3		
D	1,067,265	3,128,784	4,196,049	16,481,272	20,677,321	3.8	93.1	92.3
E	769,539	1,767,163	2,536,702	5,149,547	7,686,249	1.4	94.5	93.7
F	747,756	1,288,768	2,036,524	6,186,462	8,222,986	1.5	96.0	95.2
G	733,488	1,360,687	2,094,175	2,331,768	4,425,943	0.8	96.8	96.0
H	3,720,747	4,270,422	7,991,169	9,505,975	17,497,144	3.2	100.0	100.0
Subtotal - Loans	7,038,795	11,815,824	18,854,619	39,655,024	58,509,643	10.7		
Total on June 30, 2021	7,920,601	15,185,129	23,105,730	522,352,510	545,458,240	100.0		
%	1.5	2.8	4.3	95.7	100.0			
Total on December 31, 2020	8,169,009	13,622,151	21,791,160	487,541,851	509,333,011			
%	1.6	2.7	4.3	95.7	100.0			

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk in relation to the total portfolio.

III) Credit portfolio by days past due

R$ thousand

Exposure - Loans	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Total on June 30, 2021	507,221,202	10,859,640	10,672,165	3,168,679	6,570,779	6,844,253	121,522	545,458,240
Total in December 31, 2020	473,967,655	9,877,889	11,034,801	3,327,229	4,869,964	6,005,697	249,776	509,333,011

IV) Emergency Employment Support Program (PESE)

Considering the provisions of the CMN Resolution No. 4,846/20, we present below the loans relating to the Emergency Employment Support Program (PESE) classified by level of risk and accompanied by the amount of the provision made for each level of risk:

Rating				R$ thousand
	On June 30, 2021		On December 31, 2020	
	Assets	Provision	Assets	Provision
AA	10,805	-	14,144	-
A	96,793	72	93,650	70
B	234,557	352	272,091	408
C	740,277	9,630	977,458	14,330
D	146,796	6,604	113,968	5,127
E	16,249	1,218	6,991	524
F	7,054	740	2,227	234
G	6,893	1,034	1,348	202
H	13,824	2,074	5,188	778
Total	1,273,248	21,724	1,487,065	21,673

d) Concentration of loans

				R$ thousand
	On June 30, 2021	% (1)	On December 31, 2020	% (1)
Largest borrower	4,874,248	0.9	10,661,873	2.1
10 largest borrowers	37,784,222	6.9	38,638,446	7.6
20 largest borrowers	55,409,315	10.2	56,123,996	11.0
50 largest borrowers	81,574,777	15.0	80,415,643	15.8
100 largest borrowers	100,841,998	18.5	98,516,270	19.3

(1) Percentage on total portfolio (as defined by Bacen).

e) Credit portfolio by economic sector

				R$ thousand
	On June 30, 2021	%	On December 31, 2020	%
Public sector	5,413,913	1.0	11,810,973	2.3
Oil, derivatives and aggregate activities	4,382,004	0.8	10,661,873	2.1
Production and distribution of electricity	1,016,412	0.2	1,074,867	0.2
Other industries	15,497	-	74,233	-
Private sector	540,044,327	99.0	497,522,038	97.7
Companies	258,915,165	47.5	241,092,358	47.4
Real estate and construction activities	19,765,203	3.6	20,092,249	3.9
Retail	39,042,056	7.2	36,498,461	7.2
Services	39,827,671	7.3	30,108,475	5.9
Transportation and concession	24,554,879	4.5	23,662,184	4.6
Automotive	11,592,050	2.1	15,625,309	3.1
Food products	17,329,529	3.2	13,378,255	2.6
Wholesale	17,636,408	3.2	16,479,704	3.2
Production and distribution of electricity	6,562,166	1.2	6,979,203	1.4
Iron and steel industry	9,352,019	1.7	10,036,586	2.0
Sugar and alcohol	8,320,627	1.5	6,878,558	1.4
Holding	1,713,844	0.3	2,971,345	0.6
Capital goods	3,474,134	0.6	3,408,997	0.7
Pulp and paper	3,533,466	0.6	3,589,015	0.7
Chemical	5,488,355	1.0	5,510,960	1.1
Cooperative	3,632,928	0.7	3,829,556	0.8
Financial	2,843,428	0.5	3,062,861	0.6
Leisure and tourism	4,010,651	0.7	4,011,957	0.8
Textiles	2,443,590	0.4	2,481,493	0.5
Agriculture	1,514,464	0.3	1,631,959	0.3
Oil, derivatives and aggregate activities	1,933,472	0.4	2,177,060	0.4
Other industries	34,344,225	6.3	28,678,171	5.6
Individuals	281,129,162	51.5	256,429,680	50.3
Total	545,458,240	100.0	509,333,011	100.0

f) Changes in the renegotiated portfolio

		R$ thousand
	2021	2020
Opening balance on exercise	29,757,140	19,030,657
Amount renegotiated	15,251,892	15,632,110
Amount received/Others (1)	(13,867,009)	(8,694,100)
Write-offs	(2,632,728)	(2,844,695)
Closing balance on June 30	28,509,295	23,123,972
Allowance for loan losses	17,635,412	15,771,727
Percentage on renegotiated portfolio	61.9%	68.2%

(1) Includes the settlement of renegotiated contracts through new transactions.

g) Income from loans and leases

		R$ thousand
	Accrued on June 30	
	2021	2020
Discounted trade receivables and loans	23,857,122	25,390,177
Financing and on-lending	8,258,464	8,366,324
Agricultural and agribusiness loans	638,840	772,270
Subtotal	**32,754,426**	**34,528,771**
Recovery of credits charged-off as losses	3,116,066	2,511,880
Subtotal - Loans	**35,870,492**	**37,040,651**
Leases, net of expenses	99,966	87,554
Total	35,970,458	37,128,205

h) Provision for expected losses, changes in provision for expected losses and expected credit loss associated with credit risk expense

I) Composition - Provisions for Expected Losses Associated with Credit Risk

R$ thousand

Level of risk	Provision										
	% Minimum provisioning required	Minimum required					Supplementary	Existing	% Accrued on June 30, 2021 (1)	% On December 31, 2020 (1)
		Specific			Generic	Total				
		Installments past due	Installments not yet due	Total specific						
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	664,068	664,068	126,047	790,115	0.6	0.6
B	1.0	2,995	14,885	17,880	1,182,883	1,200,763	274,516	1,475,279	1.2	1.2
C	3.0	17,470	56,424	73,894	2,015,266	2,089,160	3,524,322	5,613,482	8.1	8.9
Subtotal - Loans		20,465	71,309	91,774	3,862,217	3,953,991	3,924,885	7,878,876	1.6	1.8
D	10.0	106,726	312,878	419,604	1,648,127	2,067,731	3,752,942	5,820,673	28.2	26.6
E	30.0	230,862	530,149	761,011	1,544,864	2,305,875	1,388,825	3,694,700	48.1	48.3
F	50.0	373,878	644,384	1,018,262	3,093,231	4,111,493	951,009	5,062,502	61.6	60.8
G	70.0	513,442	952,481	1,465,923	1,632,238	3,098,161	1,213,322	4,311,483	97.4	97.1
H	100.0	3,720,747	4,270,422	7,991,169	9,505,975	17,497,144	-	17,497,144	100.0	100.0
Subtotal - Loans		4,945,655	6,710,314	11,655,969	17,424,435	29,080,404	7,306,098	36,386,502	62.2	64.7
Total on June 30, 2021		4,966,120	6,781,623	11,747,743	21,286,652	33,034,395	11,230,983	44,265,378	8.1	
%		11.2	15.3	26.5	48.1	74.6	25.4	100.0		
Total on December 31, 2020		5,738,357	6,223,277	11,961,634	22,737,256	34,698,890	10,503,301	45,202,191		8.9
%		12.7	13.8	26.5	50.3	76.8	23.2	100.0		

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

II) Changes in provision for expected losses

		R$ thousand
	2021	2020
- Specific provision (1)	11,961,634	14,384,380
- Generic provision (2)	22,737,256	15,371,677
- Supplementary provision (3)	10,503,301	6,884,368
Opening Balances at the beginning of the period	45,202,191	36,640,425
Accounting for allowance for loan losses (Note 11h III)	7,458,275	15,486,650
Write-offs	(8,306,939)	(9,763,668)
Exchange variation	(88,149)	702,450
Closing balance on June 30	44,265,378	43,065,857
- Specific provision (1)	11,747,743	12,812,341
- Generic provision (2)	21,286,652	18,258,238
- Supplementary provision (3)	11,230,983	11,995,278

(1) For contracts with installments past-due for more than 14 days;

(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item; and

(3) The supplementary provision is constituted considering our provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse);

III) Expected Credit Loss Associated with Credit Risk expense

Expenses with the expected credit loss associated with credit risk expense, net of credit write-offs recovered, are as follows.

		R$ thousand
	Accrued on June 30	
	2021	2020
Amount recorded	7,458,275	15,486,650
Amount recovered	(3,116,066)	(2,511,880)
Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1)	4,342,209	12,974,770

(1) In the first semester of 2021, there was an assignment of credit for active operations, in the amount of R$2,073,710 thousand (R$582,315 thousand in 2020), whose sale value was R$331,423 thousand (R$32,355 thousand in 2020) and credit assignments for operations already written off for losses, without retaining risks and benefits in the amount of R$6,631,379 thousand (R$6,862,439 thousand in 2020), whose sale value was R$419,134 thousand (R$173,181 thousand in 2020).

12) OTHER FINANCIAL INSTRUMENTS

Sundry

		R$ thousand
	On June 30, 2021	On December 31, 2020
Foreign exchange portfolio (a)	44,583,358	25,944,605
Credit card operations	35,744,936	34,605,794
Trade and credit receivables	24,358,581	19,107,790
Debtors for escrow deposits	19,063,472	18,489,500
Securities trading	6,868,327	6,111,610
Receivable insurance premiums	4,307,387	4,456,175
Receivables	1,356,611	1,300,355
Payments made to be reimbursed	712,765	619,754
Receivables on sureties and guarantees honored	284,511	146,158
Other investments	48,441	48,441
Receivables from sale of assets	144,802	123,797
Total	137,473,191	110,953,979

a) Foreign exchange portfolio

Balances

		R$ thousand
	On June 30, 2021	On December 31, 2020
Assets – other financial instruments		
Exchange purchases pending settlement	30,763,005	17,464,744
Foreign exchange and forward documents in foreign currencies	4,482	2,589
Exchange sale receivables	17,502,310	8,823,836
(-) Advances in domestic currency received	(3,801,273)	(536,195)
Income receivable on advances granted	114,834	189,631
Total	**44,583,358**	**25,944,605**
Liability - Other financial instruments		
Exchange sales pending settlement	17,220,355	9,396,397
Exchange purchase payables	32,635,427	16,968,588
(-) Advances on foreign exchange contracts	(16,857,131)	(7,607,428)
Other	70	74
Total	**32,998,721**	**18,757,631**
Net foreign exchange portfolio	**11,584,637**	**7,186,974**
Memorandum accounts:		
- Loans available for import	960,904	1,056,613
- Confirmed exports loans	12,070	10,034

Foreign exchange results

Net foreign exchange income for presentation purposes

		R$ thousand
	Accrued on June 30	
	2021	2020
Revenue from financial intermediation – foreign exchange income	(405,748)	4,509,381
Adjustments:		
- Income on foreign currency financing (1)	38,737	316,165
- Income on export financing (1)	658,791	950,444
- Expenses of liabilities with foreign bankers (2) (Note 17d)	(189,107)	(4,883,591)
- Funding expenses (3)	(620,603)	(948,667)
- Other (4)	1,217,024	1,165,418
Total adjustments	1,104,842	(3,400,231)
Net foreign exchange income	699,094	1,109,150

(1) Recognized in "Income from loans";

(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";

(3) Refer to funding expenses, the resources of which were invested in foreign exchange operations; and

(4) Primarily includes the exchange rate variations of amounts invested in foreign currency.

13) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

a) Composition of investments in associates and jointly controlled companies

	R$ thousand	
	On June 30, 2021	On December 31, 2020
- Cielo S.A.	3,559,299	3,461,009
- Elo Participações Ltda.	1,713,147	1,503,206
- Fleury S.A.	1,191,784	1,206,372
- Swiss Re Corporate Solutions Brasil	322,991	332,244
- Haitong Banco de Investimento do Brasil S.A.	112,272	106,085
- Others	306,923	437,794
Total investment in associates and jointly controlled companies – in Brazil and Overseas	7,206,416	7,046,710

b) The income/expense from the equity method accounting of investments was recognized in the income statement, under "Share of profit (loss) of unconsolidated and jointly controlled companies", and are demonstrated below:

R$ thousand

Companies	Capital	Shareholders' equity adjusted	Number of shares held (in thousands)		Number of shares held (in thousands)	Equity interest consolidated on capital stock	Adjusted income accumulated on June 30		Equity accounting adjustments accrued on June 30 (1)	
			Ordinary (ON)	Preferential (PN)			2021	2020	2021	2020
- Elo Participações Ltda. (2)	1,052,000	3,425,609	-	-	526,105	50.01%	417,331	281,522	208,707	140,789
- Haitong Banco de Investimento do Brasil S.A.	420,000	561,360	12,734	12,734	-	20.00%	34,460	6,330	6,892	1,266
- Others (3)	-	-	-	-	-	-			182,002	77,467
Share of profit (loss) of associates and jointly controlled companies									397,601	219,522

(1) The adjustment considers income periodically calculated by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;

(2) Investment in jointly controlled companies; and

(3) Includes, primarily, the adjustments resulting from the assessment by the equity method in public companies (Cielo S.A., Fleury S.A. and IRB-Brasil Resseguros S.A. until March 31, 2020).

14) PREMISES AND EQUIPMENT

					R$ thousand	
	Annual depreciation rate	Cost	Accumulated depreciation	Accumulated Impairment of Assets	Cost, net of depreciation	
					On June 30, 2021	On December 31, 2020
Property and equipment:						
- Buildings	4%	2,761,700	(979,301)	(2,764)	1,779,635	1,816,468
- Land	-	832,384	-	30,983	863,367	863,480
Facilities, furniture and premises and equipment	10%	5,825,677	(3,229,345)	(61,447)	2,534,885	2,623,051
Security and communication systems	10%	384,266	(253,325)	-	130,941	152,264
Data processing systems	20 to 40%	10,264,915	(6,885,591)	-	3,379,324	3,357,720
Transportation systems	10 to 20%	195,608	(90,603)	(72)	104,933	113,015
Assets under construction	-	526,600	-	-	526,600	519,465
Total on June 30, 2021		20,791,150	(11,438,165)	(33,300)	9,319,685	
Total in December 31, 2020		20,923,269	(11,433,018)	(44,788)		9,445,463

The fixed assets to shareholders' equity ratio is 29.6% (30.1% in December 31, 2020) when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as required by Resolution No. 2,669/99.

15) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled R$3,933,561 thousand (R$4,874,282 thousand on December 31, 2020), net of provisions for impairment and accumulated amortization, of which: (i) R$1,370,638 thousand (R$1,370,638 thousand on December 31, 2020) recognized in 'Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury); and (ii) R$2,562,923 thousand (R$3,503,644 thousand on December 31, 2020) arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets.

In the first semester of 2021, goodwill was amortized totaling R$947,773 thousand (R$813,142 thousand in 2020) (Note 32).

b) Intangible assets

Acquired intangible assets consist of:

				R$ thousand	
	Rate of Amortization (1)	Cost	Accumulated amortization	Cost net of amortization	
				On June 30, 2021	On December 31, 2020
Acquisition of rights to provide financial services	Contract	8,095,079	(4,475,995)	3,619,084	4,151,613
Software	20%	13,506,539	(8,985,396)	4,521,143	3,988,313
Goodwill (2)	Up to 20%	13,569,231	(10,449,894)	3,119,337	4,060,058
Other	Contract	436,096	(393,218)	42,878	50,604
Total on June 30, 2021		35,606,945	(24,304,503)	11,302,442	
Total in December 31, 2020		34,395,581	(22,144,993)		12,250,588

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of Payroll and Goodwill in "Other Operating Expenses";

(2) On June 30, 2021, primarily composed of goodwill on the acquisition of equity interest in BAC Florida Bank - R$1,532,872 thousand (R$7,706,513 thousand in 2020), Odonto System – R$123,139 thousand (R$143,223 thousand in 2020), Bradescard Mexico - R$12,122 thousand (R$12,796 thousand in 2020), Bradesco BBI – R$60,228 thousand (R$69,026 thousand in 2021), Kirton Bank - R$704,390 thousand (R$1,421,663 thousand in 2020) and RCB Investimentos - R$119,001 thousand (R$141,023 thousand in 2020).

c) Changes in intangible assets by type

				R$ thousand
	On December 31, 2020	Additions / (reductions)	Amortization for the period	On June 30, 2021
Acquisition of rights to provide financial services	4,151,613	96,514	(629,043)	3,619,084
Software	3,988,313	880,578	(347,748)	4,521,143
Goodwill – Future profitability	3,016,257	7,052	(655,993)	2,367,316
Goodwill – Based on intangible assets and other reasons	573,316	-	(257,763)	315,553
Goodwill – Difference in fair value of assets/liabilities	470,485	-	(34,017)	436,468
Other	50,604	163,203	(170,929)	42,878
Total on June 30, 2021	12,250,588	1,147,347	(2,095,493)	11,302,442
Total on June 30, 2020	12,250,976	999,407	(1,934,705)	11,315,678

16) OTHER ASSETS

		R$ thousand
	On June 30, 2021	On December 31, 2020
Prepaid taxes	13,978,611	15,330,420
Other assets and values (a)	5,490,304	5,358,150
Other debtors	2,695,162	3,437,752
Interbank and interdepartmental accounts	329,176	669,474
Specific receivables	100,948	105,410
Other	1,987,004	1,851,495
Total	24,581,205	26,752,701

a) Other Assets and Values

I) Non-financial assets held for sale/other

				R$ thousand
	Cost	Accumulated Impairment of Assets	Cost net of provision	
			On June 30, 2021	On December 31, 2020
Real estate	2,677,287	(1,708,650)	968,637	995,567
Vehicles and similar	549,281	(319,117)	230,164	206,071
Inventories/warehouse	12,050	-	12,050	13,243
Machinery and equipment	4,151	(2,889)	1,262	1,487
Other	13,591	(13,445)	146	40
Total on June 30, 2021	3,256,360	(2,044,101)	1,212,259	
Total in December 31, 2020	3,251,170	(2,034,762)		1,216,408

II) Prepaid expenses

		R$ thousand
	On June 30, 2021	On December 31, 2020
Deferred insurance acquisition costs (1)	1,135,725	1,070,033
Commission on the placement of loans and financing (2)	26,991	66,835
Advertising and marketing expenses (3)	307,100	404,145
Other (4)	764,128	565,967
Total	2,233,944	2,106,980

(1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;

(3) Prepaid expenses of future advertising and marketing campaigns on media; and

(4) It includes, primarily: (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products; and (ii) card issue costs.

17) DEPOSITS FROM BANKS

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2021	On December 31, 2020
Demand deposits - Financial Institutions	1,621,424	-	-	-	1,621,424	1,593,170
Interbank deposits	450,761	1,686,241	402,426	200,321	2,739,749	797,216
Securities sold under agreements to repurchase (a)	225,286,296	3,564,095	-	2,420,735	231,271,126	217,108,353
Borrowings (b)	4,143,090	18,698,009	10,264,805	-	33,105,904	23,966,470
Onlending (c)	1,655,382	2,857,915	2,936,544	16,049,887	23,499,728	23,814,958
Total on June 30, 2021	233,156,953	26,806,260	13,603,775	18,670,943	292,237,931	
%	79.8	9.2	4.7	6.3	100.0	
Total on December 31, 2020	221,467,748	18,319,819	9,944,641	17,547,959		267,280,167
%	82.9	6.9	3.7	6.5		100.0

a) Securities sold under agreements to repurchase

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2021	On December 31, 2020
Securities pledged as collateral	142,966,944	2,758,803	-	2,420,735	148,146,482	81,219,925
• Government securities	133,359,932	291,577	-	-	133,651,509	68,628,805
• Debentures	3,646,504	-	-	11,376	3,657,880	7,059,698
• Foreign	5,960,508	2,467,226	-	2,409,359	10,837,093	5,531,422
Securities received as collateral (1)	66,839,868	805,292	-	-	67,645,160	125,383,812
Right to sell or repledge the collateral (1)	15,479,484	-	-	-	15,479,484	10,504,616
Total on June 30, 2021	225,286,296	3,564,095	-	2,420,735	231,271,126	
%	97.5	1.5	-	1.0	100.0	
Total on December 31, 2020	215,010,248	561,529	10,993	1,525,583		217,108,353
%	99.0	0.3	-	0.7		100.0

(1) Represented by government securities.

b) Borrowing

					R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	On June 30, 2021	On December 31, 2020
Overseas	4,143,090	18,698,009	10,264,805	33,105,904	23,966,470
Total on June 30, 2021	4,143,090	18,698,009	10,264,805	33,105,904	
%	12.5	56.5	31.0	100.0	
Total on December 31, 2020	2,870,597	15,074,570	6,021,303		23,966,470
%	12.0	62.9	25.1		100.0

c) On-lending [1]

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2021	On December 31, 2020
In Brazil	1,655,382	2,857,915	2,936,544	16,049,887	23,499,728	23,814,958
- FINAME	240,806	1,667,134	1,562,393	7,659,873	11,130,206	10,979,709
- BNDES	1,414,576	1,190,756	1,239,528	8,388,597	12,233,457	12,720,831
- National Treasury	-	-	134,623	-	134,623	112,354
- Other institutions	-	25	-	1,417	1,442	2,064
Total on June 30, 2021	1,655,382	2,857,915	2,936,544	16,049,887	23,499,728	
%	7.0	12.2	12.5	68.3	100.0	
Total on December 31, 2020	1,841,255	2,559,667	3,391,905	16,022,131		23,814,958
%	7.7	10.8	14.2	67.3		100.0

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

d) Borrowing and on-lending expenses

	R$ thousand	
	Accrued on June 30	
	2021	2020
Borrowing:		
- In Brazil	15,474	12,143
- Overseas	(1,567,228)	26,938,451
- Exchange variation from other assets and liabilities overseas	1,208,079	(17,292,882)
Subtotal borrowing	(343,675)	9,657,712
On-lending in Brazil:		
- BNDES	436,088	293,331
- FINAME	344,206	450,476
- National Treasury	530	2,441
- Other institutions	2	2
On-lending overseas:		
- Payables to foreign bankers (Note 12a)	189,107	4,883,591
Subtotal on-lending	969,933	5,629,841
Total	626,258	15,287,553

e) Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	R$ thousand	
	Accrued on June 30	
	2021	2020
Savings deposits	1,487,217	1,747,802
Time deposits	3,201,910	3,162,496
Securities sold under agreements to repurchase	4,093,676	5,038,264
Funds from securities issued (Note 19a)	2,157,543	3,846,915
Subordinated debts (Note 20b)	1,056,573	1,341,995
Other funding expenses	369,879	433,171
Subtotal	12,366,798	15,570,643
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	6,487,178	9,067,870
Total	18,853,976	24,638,513

(1) Comprises the balance of financial income from insurance, pension plans and capitalization bonds (Note 10f III).

18) DEPOSITS FROM CUSTOMERS

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2021	On December 31, 2020
Demand deposits - customers (1)	52,648,224	-	-	-	52,648,224	50,247,334
Savings deposits (1)	137,400,709	-	-	-	137,400,709	136,698,248
Time deposits (2)	18,375,288	25,976,309	69,523,973	238,424,899	352,300,469	358,347,161
Total on June 30, 2021	208,424,221	25,976,309	69,523,973	238,424,899	542,349,402	
%	38.4	4.8	12.8	44.0	100.0	
Total in December 31, 2020	202,956,337	50,518,912	54,368,623	237,448,871		545,292,743
%	37.2	9.3	10.0	43.5		100.0

(1) Classified within 1 to 30 days, without considering the historical turnover average; and
(2) Consider the maturities established in the contracts.

19) SECURITIES ISSUED

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2021	On December 31, 2020
Securities – Brazil:						
- Letters of credit for real estate	752,262	5,683,446	7,652,780	12,244,816	26,333,304	27,601,333
- Letters of credit for agribusiness	328,582	1,515,769	2,001,597	9,714,799	13,560,747	14,694,484
- Financial bills (1)	344,084	14,618,800	26,331,919	31,031,356	72,326,159	81,588,961
- Letters of credit guaranteed by property (2)	-	523,165	4,390,783	5,219,257	10,133,205	7,930,718
Subtotal	1,424,928	22,341,180	40,377,079	58,210,228	122,353,415	131,815,496
Securities – Overseas:						
- MTN Program Issues (3)	458,101	4,309	206,510	1,048,865	1,717,785	2,113,000
- Securitization of future flow of money orders received from overseas	-	453,476	50,022	7,824,465	8,327,963	9,119,512
- Issuance costs	-	-	-	(3,464)	(3,464)	(7,256)
Subtotal	458,101	457,785	256,532	8,869,866	10,042,284	11,225,256
Structured Operations Certificates	38,367	74,416	182,013	2,022,691	2,317,487	1,863,073
Total on June 30, 2021	1,921,396	22,873,381	40,815,624	69,102,785	134,713,186	
%	1.4	17.0	30.3	51.3	100.0	
Total on December 31, 2020	2,461,435	33,338,441	34,365,862	74,738,087		144,903,825
%	1.7	23.0	23.7	51.6		100.0

(1) In December 31, 2020, it includes the amount of R$2,034,532 thousand, related to Financial Bills with guarantee in financial assets (LFG), registered in accordance with Circular Letter No. 4,050 of BACEN of May 13, 2020, transaction settled on May 6, 2021;

(2) Funding guaranteed by the real estate credit portfolio, in the amount of R$10,549,843 thousand (R$8,942,892 thousand in December 31, 2020), which complies with all the requirements determined by BACEN Resolution No. 4,598/17, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 1, 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 269, 264 and 275 months and a term of 9, 54 and 54 months, with no maturity of LIGs in the following 180 days, the credit rights correspond to 0.75% of total assets and 45.31% of the value of collateral of the properties, Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 86.52% and 7.99%, respectively. Additionally, the LIG Term of Issue and the asset portfolio management policy, pursuant to article 11 of BACEN Resolution No. 4,598/17; and

(3) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

a) Movement of funds from securities issued

		R$ thousand
	2021	2020
Opening Balances at the beginning of the period	144,903,825	170,727,563
Issuance	40,881,994	32,705,295
Interest	2,157,543	3,846,915
Settlement and interest payments	(52,808,746)	(46,161,739)
Exchange variation	(421,430)	563,995
Closing balance on June 30	134,713,186	161,682,029

20) SUBORDINATED DEBT

a) Composition by maturity

					R$ thousand
		Original term in years	Nominal amount	On June 30, 2021	On December 31, 2020
In Brazil					
Financial bills:					
	2022	7	4,305,011	6,783,499	6,662,957
	2023	7	1,347,452	2,047,519	2,011,986
	2024	7	67,450	98,414	93,765
	2025	7	5,425,906	6,214,992	6,126,601
	2027	7	401,060	412,766	403,352
	2021	8	-	-	2,565
	2023	8	1,699,346	2,573,884	2,798,899
	2024	8	136,695	203,574	196,932
	2025	8	6,193,653	6,364,075	6,340,117
	2026	8	694,800	794,458	783,605
	2028	8	55,437	56,966	55,702
	2021	9	-	-	15,460
	2024	9	4,924	9,925	9,347
	2025	9	370,344	521,945	507,771
	2027	9	89,700	108,281	104,782
	2021	10	17,001	53,627	56,608
	2022	10	54,143	137,018	128,910
	2023	10	688,064	1,399,083	1,318,725
	2025	10	284,137	648,320	596,797
	2026	10	196,196	351,411	329,699
	2027	10	256,243	354,845	338,894
	2028	10	248,300	328,932	308,959
	2030	10	134,500	146,641	139,596
	2031	10	1,363,600	1,365,882	-
	2026	11	3,400	5,666	5,477
	2027	11	47,046	67,482	65,771
	2028	11	74,764	106,839	100,369
	Perpetual		10,674,055	10,808,377	9,389,642
Subtotal in Brazil				41,964,421	38,893,288
Overseas:					
	2021	11	-	-	8,539,366
	2022	11	5,502,420	5,606,125	5,822,747
Issuance costs on funding				(8,698)	(9,169)
Subtotal overseas				5,597,427	14,352,944
Total (1) (2) (3)				47,561,848	53,246,232

(1) It includes the amount of R$25,515,920 thousand (R$26,741,610 thousand on December 31, 2020), refers to subordinated debts recognized as "Eligible Debt Capital Instruments" for regulatory capital purpose – see note 35b; and

(2) The information on results is presented on Note 17e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds; and

(3) In the first semester of 2021, the subordinated debt issued abroad - Bradesco Grand Cayman - reached the maturity date and was settled for R$8,314,720 thousand.

b) Movement of subordinated debts

	R$ thousand	
	2021	2020
Opening Balances at the beginning of the period	53,246,232	49,313,508
Issuance	2,747,400	
Interest	1,056,573	1,341,995
Settlement and interest payments	(8,951,289)	(1,099,682)
Exchange variation/Others	(537,068)	3,980,964
Closing balance on June 30	47,561,848	53,536,785

21) OTHER FINANCIAL LIABILITIES

	R$ thousand	
	On June 30, 2021	On December 31, 2020
Foreign exchange portfolio (Note 12a)	32,998,721	18,757,631
Interbank and interdepartmental accounts	27,811,285	28,284,539
Securities trading	6,024,047	5,877,144
Obligations for operations linked to assignment	5,007,602	6,098,991
Total	71,841,655	59,018,305

22) PROVISIONS

a) Insurance, Pension Plans and Capitalization Bonds

I) Technical provisions by account

R$ thousand

	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	On June 30, 2021	On December 31, 2020	On June 30, 2021	On December 31, 2020	On June 30, 2021	On December 31, 2020	On June 30, 2021	On December 31, 2020
Current and long-term liabilities								
Mathematical reserve for unvested benefits (PMBAC)	1,162,284	1,225,279	237,699,666	237,436,250	-	-	238,861,950	238,661,529
Mathematical reserve for vested benefits (PMBC)	666,577	612,835	11,655,656	10,403,722	-	-	12,322,233	11,016,557
Mathematical reserve for capitalization bonds (PMC)	-	-	-	-	7,379,432	7,430,426	7,379,432	7,430,426
Reserve for claims incurred but not reported (IBNR)	4,603,247	4,040,072	1,029,424	945,744	-	-	5,632,671	4,985,816
Unearned premium reserve	4,573,399	4,381,913	2,214,422	1,719,098	-	-	6,787,821	6,101,011
Reserve for unsettled claims (PSL)	5,005,445	4,893,477	2,040,059	1,677,216	-	-	7,045,504	6,570,693
Reserve for financial surplus (PET)	-	-	830,328	783,786	-	-	830,328	783,786
Reserve for draws (PSR) and Reserve for redemptions (PR)	-	-	-	-	1,026,978	1,053,215	1,026,978	1,053,215
Other reserves	3,382,743	3,136,012	5,011,939	4,780,007	82,037	87,278	8,476,719	8,003,297
Total technical provisions	19,393,695	18,289,588	260,481,494	257,745,823	8,488,447	8,570,919	288,363,636	284,606,330

II) Guarantees for technical provisions – minimum and actual values

R$ thousand

	Insurance		Life and pension plans		Capitalization bonds		Total	
	On June 30, 2021	On December 31, 2020	On June 30, 2021	On December 31, 2020	On June 30, 2021	On December 31, 2020	On June 30, 2021	On December 31, 2020
Total technical provisions	19,393,695	18,289,588	260,481,494	257,745,823	8,488,447	8,570,919	288,363,636	284,606,330
(+) Monetary effect on the preparation of LAT (3)	-	-	3,018,946	2,700,356	-	-	3,018,946	2,700,356
(-) Portion corresponding to contracted reinsurance	(15,572)	(21,617)	(14,742)	(13,114)	-	-	(30,314)	(34,731)
(-) Premiums receivables	(1,554,416)	(1,502,349)	-	-	-	-	(1,554,416)	(1,502,349)
(-) Unearned premium reserve – Health and dental insurance (4)	(1,785,778)	(1,656,290)	-	-	-	-	(1,785,778)	(1,656,290)
Technical provisions to be covered	16,037,929	15,109,332	263,485,698	260,433,065	8,488,447	8,570,919	288,012,104	284,113,316
Investment fund quotas (VGBL and PGBL)	-	-	208,124,007	211,617,915	-	-	208,124,007	211,617,915
Investment fund quotas (excluding VGBL and PGBL)	4,571,741	4,367,527	27,583,064	29,465,654	796,579	785,435	32,951,384	34,618,616
Government securities	13,371,704	13,470,796	35,045,487	29,871,219	8,153,658	8,652,529	56,570,849	51,994,544
Private securities	-	34,580	38,616	79,114	-	-	38,616	113,694
Total assets held to guarantee technical provisions	17,943,445	17,872,903	270,791,174	271,033,902	8,950,237	9,437,964	297,684,856	298,344,769

(1) "Other reserves" - Insurance includes the Provision for Insufficient Premiums (PIP) of R$3,280,927 thousand and the Reserve for Related Expenses of R$85,474 thousand;

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$3,001,880 thousand, "Reserve for related expenses" of R$684,453 thousand and "Other technical provisions" of R$1,305,127 thousand;

(3) The TAP result, carried out for the base date of June 30, 2021, presented a total shortfall of R$3,018,946 thousand that was fully offset by the portion corresponding to the difference between the market value and the book value of the linked securities as a guarantee of technical provisions classified in the category "held to maturity", as required by SUSEP Circular 517/15 and subsequent amendments. As a result, there was no need to set up a supplementary provision for coverage on the base date. According to Electronic Circular Letter nº 4/2019 / SUSEP / DIR4 / CGMOP, the Term Structure of Interest Rates (ETTJ) methodology would be reviewed by SUSEP during the year 2020, including, among others, the revision in the extrapolation methodology ("Ultimate Forward Rate" - UFR) and revision of the IGPM curve (given the low liquidity of available assets). Until SUSEP's assessment is completed, it determined the disclosure of the quantitative impact on Shareholders' Equity and Income if the ETTJ prepared by SUSEP was used. The insufficiency of TAP, if determined considering the ETTJ prepared by SUSEP, on June 30, 2021, would be R$3,122,962 thousand, which would also be fully offset by the portion corresponding to the difference between the market value and the book value of the securities linked to guarantee of technical provisions classified in the "held to maturity" category. Additionally, the impact on the result and Shareholders' Equity, originated from the Provision for Related Expenses (PDR), if the ETTJ prepared by SUSEP is used, would be R$7,695 thousand, net of taxes; and

(4) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15.

III) Insurance, pension plan contribution and capitalization bond retained premiums

	R$ thousand	
	Accrued on June 30	
	2021	2020
Written premiums	23,008,788	20,640,079
Pension plan contributions (including VGBL)	13,706,961	12,188,241
Capitalization bond income	2,717,311	2,665,640
Ceded coinsurance premiums	(17,846)	(35,106)
Refunded premiums	(12,188)	(26,646)
Net written premiums earned	39,403,026	35,432,208
Reinsurance premiums paid	(12,888)	(13,069)
Insurance, pension plan and capitalization bond retained premiums	39,390,138	35,419,139
Changes in technical provisions for insurance, pension plans and capitalization bonds	(16,134,476)	(13,681,922)
Capitalization bond prize draws and redemptions	(2,419,044)	(2,382,960)
Retained claims	(16,650,804)	(12,663,153)
Insurance, pension plan and capitalization expenses	(1,579,357)	(1,559,997)
Other income from insurance, pension plans and capitalization bonds	2,606,457	5,131,107

b) Other reserves

	R$ thousand	
	On June 30, 2021	On December 31, 2020
Provision for contingencies (Note 23)	24,021,838	24,254,031
Provision for Financial guarantees provided (I)	2,122,336	2,219,444
Other	9,117,754	9,205,601
Total	35,261,928	35,679,076

I) Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted.

	R$ thousand			
	On June 30, 2021		On December 31, 2020	
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Sureties and guarantees in judicial and administrative proceedings of a fiscal nature	35,709,414	(845,704)	36,166,993	(856,200)
Bank sureties	40,369,033	(1,273,993)	43,056,285	(1,353,020)
Others	1,294,171	(2,639)	1,013,324	(10,224)
Total	77,372,618	(2,122,336)	80,236,602	(2,219,444)

23) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the consolidated financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that labor lawsuits have similar characteristics, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually relevant amounts.

II - Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite

complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney's General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months, an opportunity in which it will evaluate the results and may extend it for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are individually assessed based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a reasonable possibility of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these provisions for cases for which the risk of loss is deemed as probable and legal obligations is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

- PIS and Cofins - R$2,701,989 thousand (R$2,702,641 thousand on December 31, 2020): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,853,271 thousand (R$1,785,787 thousand on December 31, 2020): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- IRPJ/CSLL on losses of credits – R$879,408 thousand (R$1,262,225 thousand on December 31, 2020): Bradesco is requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

- IRPJ/CSLL on MTM - R$639,418 thousand (R$635,802 thousand on December 31, 2020): assessment received challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

- PIS and Cofins - R$502,070 thousand (R$415,785 thousand on December 31, 2020): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$443,448 thousand (R$440,524 thousand on December 31, 2020): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07;

- INSS Autonomous Brokers – R$337,797 thousand (R$333,852 thousand on December 31, 2020): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV - Provisions by nature

	R$ thousand	
	On June 30, 2021	On December 31, 2020
Labor claims	6,821,160	6,890,498
Civil claims	9,129,190	9,092,421
Provision for tax risks	8,071,488	8,271,112
Total (Note 22b)	24,021,838	24,254,031

V - Changes in provisions – Provision expenses

	R$ thousand		
	Labor	Civil	Tax
Balance on December 31, 2020	6,890,498	9,092,421	8,271,112
Adjustment for inflation	403,056	249,565	55,691
Provisions, net of (reversals and write-offs)	509,873	696,636	(248,270)
Payments	(982,267)	(909,432)	(7,045)
Balance on June 30, 2021	6,821,160	9,129,190	8,071,488

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on March 31, 2021, R$7,274,891 thousand (R$7,222,015 thousand on December 31, 2020) for civil claims and R$37,000,880 thousand (R$35,761,167 thousand on December 31, 2020) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,514,680 thousand (R$9,431,944 thousand on December 31, 2020): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- IRPJ and CSLL – 2006 to 2017 – R$7,421,598 thousand (R$7,251,952 thousand on December 31, 2020), relating to goodwill amortization being disallowed on the acquisition of investments;

- COFINS – 2001 to 2005 – R$5,438,644 thousand (R$5,354,315 thousand on December 31, 2020): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

- Leasing companies' Tax on Services of any Nature (ISSQN), R$2,635,707 thousand (R$2,485,745 thousand on December 31, 2020) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

- Social Security Contribution Taxes – 2014 to 2021 – R$2,151,963 thousand (R$2,079,650 thousand on December 31, 2020): related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

- PIS and COFINS notifications and disallowances of compensations – R$1,484,002 thousand (R$1,444,586 thousand on December 31, 2020): related to the unconstitutional extension of the basis of calculation intended for other income related to the unconstitutional extension of the basis of calculation to revenues other than billed operating revenues (Law No. 9,718/98) in acquired companies;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,061,577 thousand (R$1,444,586 thousand on December 31, 2020): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2005 to 2016 – R$849,647 thousand (R$834,272 thousand on December 31, 2020): relating to disallowance of expenses with credit losses;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$676,530 thousand (R$649,441 thousand on December 31, 2020): relating to profit of subsidiaries based overseas; and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$500,730 thousand (R$463,501 thousand in December 31, 2020): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

d) Other matters

Due to the so-called "Operação Zelotes" ("Zealots Operation"), which investigates the alleged improper performance of members of CARF – Administrative Council of Tax Appeals, a criminal proceeding against two former members of Bradesco's Board of Executive Officers was opened in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District. The investigation phase of the process was already completed, and is currently waiting for the decision of the first-degree court, Bradesco is not part of this process.

The Company's Management conducted an internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its former representatives.

As a result of Operação Zelotes, the Corregedoria Geral do Ministério da Fazenda (General Internal Affairs of the Ministry of Finance) promoted an investigative administrative procedure to verify the need for the establishment of an Administrative Accountability Process ("PAR"). The filing decision of the related procedure was published in Section 2 of the Diário Oficial da União (Federal Official Gazette) on February 3, 2020. The decision given by the Official of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General's Office and the Joint Order of the General Coordination of Management and Administration, and of the Leadership of the Advisory and Judgment Division, which confirmed, expressly recognizing, the lack of evidence that Bradesco had promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No. 12,846, of 2013.

24) OTHER LIABILITIES

	R$ thousand	
	On June 30, 2021	On December 31, 2020
Sundry creditors	5,144,779	5,289,505
Payment of taxes and other contributions	7,421,083	708,886
Credit card operations	3,262,206	3,337,346
Taxes and contributions payable	3,440,889	3,853,700
Liabilities for acquisition of assets and rights	2,054,463	1,582,134
Social and statutory	5,537,347	3,747,682
Obligations for quotas of investment funds	3,111,765	2,929,138
Other	8,796,300	8,452,564
Total	38,768,832	29,900,955

25) SHAREHOLDERS' EQUITY

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On June 30, 2021	On December 31, 2020
Common	4,870,579,247	4,435,106,575
Preferred	4,848,500,325	4,435,106,111
Subtotal	9,719,079,572	8,870,212,686
Treasury (common shares) (1) (2)	(5,402,200)	(7,307,259)
Treasury (preferred shares) (1) (2)	(3,845,300)	(27,378,542)
Total	9,709,832,072	8,835,526,885

(1) In the second quarter of 2021, there was a repurchase of shares issued by the Company to be held in treasury and in the first quarter of 2021, the cancellation of all shares held in treasury issued by the Company was approved (item e); and
(2) Includes shares acquired on June 29 and 30, 2021 (ON – 1,365,300 and PN – 1,155,100), with financial settlement in July 2021.

b) Transactions of treasury shares involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2020	4,427,799,316	4,407,727,569	8,835,526,885
Increase of capital stock with issuing of shares – bonus of 10% (1)	442,779,931	440,772,756	883,552,687
Acquisition of treasury shares	(5,402,200)	(3,845,300)	(9,247,500)
Number of outstanding shares as at June 30, 2021	4,865,177,047	4,844,655,025	9,709,832,072

(1) It benefited the shareholders registered in the records of Bradesco on April 16, 2021.

In the Special Shareholders' Meeting of March 10, 2021, the approval was proposed by the Board of Directors to increase the capital stock by R$4,000,000 thousand, increasing it from R$79,100,000 thousand to R$83,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 883,552,687 new nominative-book entry shares, with no nominal value, whereby 442,779,931 are common and 440,772,756 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

c) Earnings per share

i. Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below. For the purposes of calculating earnings per share, the quantity of shares was adjusted as if the share bonus approvaed on March 10, 2021 had occurred at the beginning of the earliest period presented:

	Accrued on June 30	
	2021 (1)	2020 (1)
Net earnings attributable to the Organization's common shareholders (R$ thousand)	5,789,074	3,288,180
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	6,337,988	3,599,961
Weighted average number of common shares outstanding (thousands)	4,869,319	4,870,579
Weighted average number of preferred shares outstanding (thousands)	4,847,603	4,848,500
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	1.19	0.68
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	1.31	0.74

ii. Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

d) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

At a meeting of the Board of Directors held on June 22, 2021, the Board of Executive Officers' proposal for payment to shareholders of intermediary interest on equity, for the first semester of 2021, in the amount of R$ 5,000,000 thousand, of which R$ $0.490007301 per common share and R$0.539008031 per preferred share, which payment was made on July 12, 2021.

Interest on shareholders' equity for the first semester of 2021, is calculated as follows:

	R$ thousand	% (1)
Net income for the period	12,127,062	
(-) Legal reserve	606,353	
Adjusted calculation basis	11,520,709	
Monthly and intermediaries interest on shareholders' equity (gross), paid	5,992,025	
Withholding income tax on interest on shareholders' equity	(898,804)	
Interest on shareholders' equity (net) accumulated on June 30, 2021	5,093,221	44.21
Interest on shareholders' equity (net) accumulated on June 30, 2020	1,963,121	30.00

(1) Percentage of interest on shareholders' equity/dividends after adjustments.

Interest on shareholders' equity/dividends were paid or recognized in provisions, as follows:

R$ thousand

Description	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred			
Monthly interest on shareholders' equity paid	0.103499	0.113849	901,886	135,283	766,603
Supplementary interest on shareholders´ equity paid	0.151749	0.166924	1,407,668	211,150	1,196,518
Total accrued on June 30, 2020	0.255248	0.280773	2,309,554	346,433	1,963,121
Monthly interest on shareholders' equity paid	0.103499	0.113849	992,025	148,804	843,221
Intermediary interest on shareholders' equity paid (1)	0.490007	0.539008	5,000,000	750,000	4,250,000
Total accrued on June 30, 2021	0.593506	0.652857	5,992,025	898,804	5,093,221

(1) Paid on July 12, 2021.

e) Treasury shares

In the Special Shareholders' Meeting held on March 10, 2021, was approved the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 34,685,801 nominative-book-entry shares, being 7,307,259 common shares and 27,378,542 preferred, without reduction of share capital, approved by Bacen on April 6, 2021.

On April 23, 2021, the Board of Directors decided to revoke the repurchase program of shares issued for treasury and subsequent sale or cancellation, currently in effect, approved on December 23, 2020, which authorized the acquisition of up to 15,000,000 shares and institute a new repurchase program ("new program") that authorizes Bradesco's Board of Directors to acquire, in the period from April 26, 2021 up to 48,705,792 common shares and up to 48,485,003 preferred shares.

On June 30, 2021, 5,402,200 common shares and 3,845,300 preferred shares remained in treasury, in the amount of R$226,449 thousand. The minimum, average and maximum cost per common share is R$21.89, R$22.91 and R$24.28 and per preferred share is R$25.30, R$26.70 and R$28.31 respectively. The market value of these shares, on June 30, 2021, was R$21.86 per common share and R$25.73 per preferred share.

26) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of June 30, 2021, the balance of minority interests in subsidiaries was R$694,070 thousand (R$759,241 thousand on December 31, 2020), represented, basically by Odontoprev.

27) FEE AND COMMISSION INCOME

	R$ thousand	
	Accrued on June 30	
	2021	2020
Credit card income	3,479,591	3,379,638
Checking account	3,942,672	3,900,766
Loans	1,296,244	1,378,580
Collections	988,033	1,044,277
Consortium management	1,053,244	929,317
Asset management	644,201	708,111
Underwriting/ Financial Advisory Services	644,362	424,124
Custody and brokerage services	657,419	604,114
Payments	220,976	235,573
Other	416,708	301,421
Total	13,343,450	12,905,921

28) PAYROLL AND RELATED BENEFITS

	R$ thousand	
	Accrued on June 30	
	2021	2020
Salaries	4,841,437	4,816,297
Benefits	2,251,966	2,342,623
Social security charges	1,597,764	1,642,836
Employee profit sharing	908,946	699,404
Training	31,622	52,759
Total	9,631,735	9,553,919

29) OTHER ADMINISTRATIVE EXPENSES

	R$ thousand	
	Accrued on June 30	
	2021	2020
Outsourced services	2,356,277	2,381,551
Accumulated depreciation and amortization	1,579,571	1,533,964
Data processing	1,059,092	1,056,163
Communication	649,194	676,539
Asset maintenance	640,034	633,112
Rental	595,509	645,294
Financial system services	578,608	545,456
Advertising and marketing	429,892	462,155
Security and surveillance	298,718	370,826
Transport	325,394	337,942
Water, electricity and gas	179,972	201,970
Supplies	50,208	71,722
Travel	13,493	64,475
Other	580,561	562,095
Total	9,336,523	9,543,264

30) TAX EXPENSES

	R$ thousand	
	Accrued on June 30	
	2021	2020
Contribution for Social Security Financing (COFINS)	2,367,759	1,089,272
Social Integration Program (PIS) contribution	373,846	181,366
Tax on Services (ISSQN)	582,463	557,105
Municipal Real Estate Tax (IPTU) expenses	76,934	85,702
Other	161,395	419,147
Total	3,562,397	2,332,592

31) OTHER OPERATING INCOME

	R$ thousand	
	Accrued on June 30	
	2021	2020
Other interest income	970,472	949,312
Reversal of other operating provisions	1,588,322	1,257,735
Revenues from recovery of charges and expenses	135,112	209,075
Other	876,767	909,302
Total	3,570,673	3,325,424

32) OTHER OPERATING EXPENSES

	R$ thousand	
	Accrued on June 30	
	2021	2020
Other finance costs	529,903	373,100
Sundry losses	191,221	162,768
Discount granted	960,295	1,282,600
Commissions on loans and financing	337,530	227,859
Intangible assets amortization - payroll	629,043	622,432
Goodwill amortization (Note 15a)	947,773	813,142
Card marketing expenses	1,441,104	1,547,641
Other	4,228,613	4,599,959
Total	9,265,482	9,629,501

33) NON-OPERATING INCOME (LOSS)

	R$ thousand	
	Accrued on June 30	
	2021	2020
Gain/loss on sale and write-off of assets and investments	48,886	(67,454)
Recording/reversal of non-operating provisions (1)	(162,861)	(34,842)
Other	36,939	42,768
Total	(77,036)	(59,528)

(1) Includes primarily the provision for devaluation of non-financial assets held for sale.

34) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out according to CMN Resolution No. 4,818/20 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parts disclosed on the Investor Relations website. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

R$ thousand

	Shareholders of the parent (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On June 30, 2021	On December 31, 2020	On June 30, 2021	On December 31, 2020	On June 30, 2021	On December 31, 2020	On June 30, 2021	On December 31, 2020
Assets								
Interbank investments	-	-	202,885	186,504	-	-	202,885	186,504
Securities and derivative financial instruments	27,498	62,326	657,006	649,932	-	-	684,504	712,258
Loans and other assets	10	16	214,015	334,746	172,770	119,659	386,795	454,421
Liabilities								
Demand deposits/Savings accounts	320	164,651	39,310	22,515	22,846	17,685	62,476	204,851
Time deposits	2,291,195	1,289,430	274,154	595,078	258,399	126,130	2,823,748	2,010,638
Securities sold under agreements to repurchase	92,364	675,893	19,872	60,246	-	-	112,236	736,139
Funds from issuance of securities and subordinated debts	12,680,788	11,480,275	-	-	714,180	702,417	13,394,968	12,182,692
Derivative financial instruments	-	32,219	-	-	-	-	-	32,219
Interest on own capital payable	1,609,487	1,195,928	-	-	-	-	1,609,487	1,195,928
Other liabilities	-	-	9,888,739	10,808,025	53,028	18,594	9,941,767	10,826,619

In the six month period ended June 30 - R$ thousand

	Shareholders of the parent (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2021	2020	2021	2020	2021	2020	2021	2020
Income from financial intermediation	25,473	56,014	26,123	23,601	-	-	51,596	79,615
Financial intermediation expenses	(242,645)	(311,663)	(15,489)	(224,961)	(14,380)	(18,091)	(272,514)	(554,715)
Income from services provided	97	62	45,465	28,326	103	47	45,665	28,435
Other expenses net of other operating revenues	31,096	27,848	(882,137)	(727,627)	(260,153)	(81,747)	(1,111,194)	(781,526)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 13; and
(3) Members of the Board of Directors and the Board of Executive Officers.

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2021, the maximum amount of R$888,044 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$520,400 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and/or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

		R$ thousand
	Accrued on June 30	
	2021	2020
Remuneration and Social Security Contribution to the INSS	391,120	310,695
Total	391,120	310,695

Post-employment benefits

		R$ thousand
	Accrued on June 30	
	2021	2020
Defined contribution supplementary pension plans	100,756	111,445
Total	100,756	111,445

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

		R$ thousand
	Accrued on June 30	
	2021	2020
Defined contribution supplementary pension plans	204,338	217,734
Total	204,338	217,734

(1) On June 30, 2021, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2.33% of common shares, 0.84% of preferred shares and 1.58% of all shares (2.65% of common shares, 0.95% of preferred shares and 1.80% of all shares on December 31, 2020).

35) RISK AND CAPITAL MANAGEMENT

a) Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in decision making, including:

- Integrated Risk Management and Capital Allocation Committee, whose purpose is to advise the Board of Directors in the performance of its duties related to the management policies and limits of exposure to risks and ensure within the scope of the Organization compliance with the related processes, policies, related standards and compliance with regulations and legislation applicable to the Organization; and
- Risk Committee, whose main objective is to evaluate the Organization's risk management framework and, eventually, to propose improvements.

Both advise the Board of Directors in the performance of its duties in the management and control of risks, capital, internal controls and compliance.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI.

b) Capital Management

The Basel Ratio is part of the set of indicators monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio (1)	R$ thousand	
	Prudential Conglomerate	
	On June 30, 2021	On December 31, 2020
Tier I capital	125,012,212	118,281,835
- Common equity	115,591,995	108,982,064
- Shareholders' equity	146,488,157	143,702,640
- Non-controlling interest/Other	(404,362)	164,088
- Prudential adjustments	(30,491,800)	(34,884,664)
- Additional capital (1)	9,420,217	9,299,771
Tier II capital (2)	16,095,703	17,441,839
- Subordinated debts (Resolution No. 4.192/13)	16,078,980	16,274,254
- Subordinated debts (prior to Resolution No. 4.192/13)	16,723	1,167,585
Reference Equity (a)	141,107,915	135,723,674
- Credit risk	799,070,311	779,588,540
- Market risk	18,660,501	14,690,553
- Operational risk	66,907,975	64,413,820
Risk-weighted assets – RWA (b)	884,638,786	858,692,912
Basel ratio (a/b)	16.0%	15.8%
Tier I capital	14.1%	13.8%
- Common equity	13.1%	12.7%
- Additional capital	1.1%	1.1%
Tier II capital	1.8%	2.0%

(1) According to Resolution No. 4,783/20, the minimum required for tier I and common equity are 8.625% and 7.125%, respectively; and
(2) "Eligible Debt Capital Instruments" for regulatory capital purposes referred to Note 20a.

c) Indicator of Global Systemic Importance (IAISG)

According to the Circular Letter No. 3,751/15 and Resolution No. 54/20, Bradesco discloses annually the calculation for the evaluation of global systemic importance (IAISG), calculated on a consolidated basis, which establishes an additional capital requirement for financial institutions classified as systemically important. For more information and details, visit our Investor Relations website (www.bradescori.com.br - Market Information - Risk Management).

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, held for trading or destined to hedge other instruments of the portfolio itself, and that are not subject to any trading restrictions. The financial instruments held for trading are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage, Portfolio risks in these cases are monitored by:

- Value at Risk (VaR);
- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results; and

- Financial Exposure/ Concentration.

Banking Portfolio: composed of financial instruments not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Change in economic value due to changes in interest rates – ΔEVE (Economic Value of Equity); and
- Change in net interest income due to changes in interest rates – ΔNII (Net Interest Income).

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors		R$ thousand
	On June 30, 2021	On December 31, 2020
Fixed rates	2,350	5,014
IGPM/IPCA	9,428	3,645
Exchange coupon	1,277	342
Foreign currency	13,476	4,704
Equities	1,224	2,422
Sovereign/Eurobonds and Treasuries	5,490	7,477
Other	477	154
Correlation/diversification effect	(11,390)	(11,551)
VaR (Value at Risk)	22,332	12,207

Amounts net of tax effects.

Sensitivity analysis of financial exposures

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices, For example: for a Real/US dollar exchange rate of R$4.98 a scenario of R$5.03 was used, while for a 1-year fixed interest rate of 6.58%, a 6.59% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.98 a scenario of R$6.23 was used, while for a 1-year fixed interest rate of 6.58%, a 8.23% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.98 a scenario of R$7.47 was used, while for a 1-year fixed interest rate of 6.58%, a 9.88% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

I - Sensitivity Analysis – Trading Portfolio

R$ thousand

		Trading Portfolio (1)					
		On June 30, 2021			On December 31, 2020		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(155)	(23,262)	(45,803)	(105)	(11,776)	(23,317)
Price indexes	Exposure subject to variations in price index coupon rates	(1,872)	(74,601)	(145,971)	(1,788)	(41,702)	(84,093)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(9)	(1,053)	(2,071)	(32)	(3,256)	(6,485)
Foreign currency	Exposure subject to exchange rate variations	(5,567)	(139,179)	(278,358)	(1,597)	(39,926)	(79,852)
Equities	Exposure subject to variation in stock prices	(461)	(11,524)	(23,047)	(354)	(8,856)	(17,712)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(186)	(17,643)	(34,698)	(167)	(11,955)	(23,430)
Other	Exposure not classified in other definitions	-	(47)	(93)	-	(41)	(82)
Total excluding correlation of risk factors		(8,250)	(267,309)	(530,041)	(4,043)	(117,512)	(234,971)
Total including correlation of risk factors		(5,196)	(135,157)	(269,535)	(2,647)	(73,605)	(147,689)

(1) Amounts net of tax effects.

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

R$ thousand

		Trading and Banking Portfolios (1)					
		On June 30, 2021			On December 31, 2020		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(17,639)	(3,174,484)	(6,116,336)	(12,180)	(1,553,493)	(2,974,461)
Price indexes	Exposure subject to variations in price index coupon rates	(31,246)	(3,000,299)	(5,398,858)	(27,143)	(2,227,123)	(4,031,341)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,539)	(62,187)	(122,393)	(2,277)	(71,852)	(141,860)
Foreign currency	Exposure subject to exchange rate variations	(3,558)	(89,299)	(178,598)	(2,202)	(65,746)	(131,493)
Equities	Exposure subject to variation in stock prices	(19,411)	(485,265)	(970,531)	(43,353)	(1,083,824)	(2,167,648)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(861)	(19,927)	(39,132)	(1,339)	(14,019)	(27,608)
Other	Exposure not classified in other definitions	(13)	(336)	(672)	(30)	(748)	(1,496)
Total excluding correlation of risk factors		(74,267)	(6,831,797)	(12,826,520)	(88,524)	(5,016,805)	(9,475,907)
Total including correlation of risk factors		(53,527)	(5,737,860)	(10,742,706)	(73,350)	(4,168,903)	(7,883,903)

(1) Amounts net of tax effects.

f) Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process includes a governance structure, comprised of committees, policies, standards and procedures, which work to ensure the risks are identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization's activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization's Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows: the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

In the first semester of 2021, there was hiring of Advisory Service or contracting of Financing Project Finance or Corporate Loans to projects classified under the criteria of the Equator Principles III.

g) Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

				R$ thousand
	On June 30, 2021			On December 31, 2020
	Balance	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets				
Cash and due from banks	25,339,460	16,684,034	8,655,426	8,324,289
Financial instruments	1,510,098,713	1,400,955,792	109,142,921	88,684,148
- Interbank investments	116,887,992	113,983,302	2,904,690	1,998,229
- Compulsory deposits with the Brazilian Central Bank	85,377,496	85,313,362	64,134	61,658
- Securities	674,447,699	640,786,183	33,661,516	32,927,526
- Derivative financial instruments	30,365,628	30,244,548	121,080	700,618
- Loans	465,546,707	425,390,526	40,156,181	33,940,017
- Other financial instruments	137,473,191	105,237,871	32,235,320	19,056,100
Leases	2,742,488	2,742,488	-	-
Expected credit loss associated with credit risk	(44,265,378)	(41,984,482)	(2,280,896)	(2,773,441)
- Loans	(41,352,780)	(39,071,904)	(2,280,876)	(2,773,427)
- Leases	(61,280)	(61,280)	-	-
- Other receivables	(2,851,318)	(2,851,298)	(20)	(14)
Deferred tax assets	84,467,879	84,462,162	5,717	25,082
Investments in associates and jointly controlled entities	7,206,416	7,206,416	-	-
Premises and equipment	20,791,150	20,618,845	172,305	178,116
Intangible assets	35,606,945	35,427,032	179,913	178,304
Accumulated depreciation and amortization	(35,742,668)	(35,456,730)	(285,938)	(292,223)
- Premises and equipment	(11,438,165)	(11,300,043)	(138,122)	(141,630)
- Intangible assets	(24,304,503)	(24,156,687)	(147,816)	(150,593)
Other assets	24,581,205	24,001,210	579,995	837,281
Accumulated Impairment of Assets	(3,440,443)	(3,436,065)	(4,378)	(5,441)
Total assets	1,627,385,767	1,511,220,702	116,165,065	95,156,115

Liabilities				
Deposits and other financial liabilities	1,110,503,124	998,545,086	111,958,038	107,106,719
- Deposits from banks	292,237,931	247,906,644	44,331,287	30,045,237
- Deposits from customers	542,349,402	515,749,735	26,599,667	33,144,976
- Securities issued	134,713,186	124,670,902	10,042,284	11,225,257
- Subordinated debts	47,561,848	41,964,421	5,597,427	14,352,946
- Derivative financial instruments	21,799,102	18,284,730	3,514,372	4,556,394
- Other financial liabilities	71,841,655	49,968,654	21,873,001	13,781,909
Provisions	323,625,564	323,410,174	215,390	153,142
- Technical provision for insurance, pension plans and capitalization bonds	288,363,636	288,346,863	16,773	13,659
- Other reserves	35,261,928	35,063,311	198,617	139,483
Deferred income tax assets	7,306,020	7,056,004	250,016	321,193
Other liabilities	38,768,832	37,989,693	779,139	1,037,359
Total liabilities	1,480,203,540	1,367,000,957	113,202,583	108,618,413
				-
Shareholders' equity				-
Equity attributable to shareholders of the parent	146,488,157	146,488,157	-	-
Non-controlling interest	694,070	694,070	-	-
Total Shareholders' equity	147,182,227	147,182,227	-	-
Total Liability and Shareholders' equity	1,627,385,767	1,514,183,184	113,202,583	108,618,413
Net position of assets and liabilities			2,962,482	(13,462,298)
Net position of derivatives (2)			(22,286,386)	(4,216,783)
Other net off-balance-sheet accounts (3)			131,820	3,144,242
Net foreign exchange position (passive) (4)			(19,192,084)	(14,534,839)

(1) Amounts originally recognized and/or indexed mainly in US$;

(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;

(3) Other commitments recorded in off-balance-sheet accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$(1,016,698) thousand in the the first semester of 2021 (R$23,815,778 thousand in 2020), were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments.

II - The statement of financial position by maturity

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets						
Cash and due from banks	25,339,460	-	-	-	-	25,339,460
Financial instruments	779,529,397	158,640,718	127,048,181	444,880,417	-	1,510,098,713
- Interbank investments (1)	89,561,167	19,434,089	2,450,828	5,441,908	-	116,887,992
- Compulsory deposits with the Brazilian Central Bank	85,377,496	-	-	-	-	85,377,496
- Securities (1) (2)	471,035,103	17,584,531	44,474,158	141,353,907	-	674,447,699
- Derivative financial instruments (1) (2)	9,821,562	5,084,447	5,266,401	10,193,218	-	30,365,628
- Loans	36,426,337	85,770,930	70,058,616	273,290,824	-	465,546,707
- Other financial instruments	87,307,732	30,766,721	4,798,178	14,600,560	-	137,473,191
Leases	2,742,488	-	-	-	-	2,742,488
Expected credit loss associated with credit risk	(8,897,286)	(7,392,982)	(5,733,050)	(22,242,060)	-	(44,265,378)
- Loans	(7,659,121)	(6,162,096)	(5,415,839)	(22,115,724)	-	(41,352,780)
- Leases	(4,627)	(9,002)	(10,053)	(37,598)	-	(61,280)
- Other receivables	(1,233,538)	(1,221,884)	(307,158)	(88,738)	-	(2,851,318)
Deferred tax assets	939,442	9,019,243	5,692,870	68,816,324	-	84,467,879
Investments in associates and jointly controlled entities	-	-	-	-	7,206,416	7,206,416
Premises and equipment	198,576	992,878	1,191,453	6,137,694	832,384	9,352,985
Intangible assets	306,133	1,075,816	1,245,850	8,496,636	178,007	11,302,442
Other assets	12,351,233	1,552,748	2,604,591	8,072,633	-	24,581,205
Accumulated Impairment of Assets	(3,440,272)	-	-	(171)	-	(3,440,443)
Total on June 30, 2021	809,069,171	163,888,421	132,049,895	514,161,473	8,216,807	1,627,385,767
Total in December 31, 2020	803,924,746	179,578,949	94,570,135	504,891,900	8,073,314	1,591,039,044

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Liabilities						
Deposits and other financial liabilities	514,408,602	84,737,668	134,721,528	365,826,949	10,808,377	1,110,503,124
- Deposits from banks (1) (3)	233,156,953	26,806,260	13,603,775	18,670,943	-	292,237,931
- Deposits from customers (3)	208,424,221	25,976,309	69,523,973	238,424,899	-	542,349,402
- Securities issued	1,921,396	22,873,381	40,815,624	69,102,785	-	134,713,186
- Subordinated debts	-	53,627	5,655,933	31,043,911	10,808,377	47,561,848
- Derivative financial instruments	11,991,162	1,144,191	4,013,598	4,650,151	-	21,799,102
- Other financial liabilities	58,914,870	7,883,900	1,108,625	3,934,260	-	71,841,655
Provisions	253,835,069	1,164,355	1,461,448	67,164,692	-	323,625,564
- Technical provision for insurance, pension plans and capitalization bonds (3)	244,094,133	-	-	44,269,503	-	288,363,636
- Other reserves	9,740,936	1,164,355	1,461,448	22,895,189	-	35,261,928
Deferred income tax assets	89,613	5,701	49,047	7,161,659	-	7,306,020

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Other liabilities	38,020,665	120,396	271,013	356,758	-	38,768,832
Shareholders' equity						
Equity attributable to shareholders of the parent	-	-	-	-	146,488,157	146,488,157
Non-controlling interest	-	-	-	-	694,070	694,070
Total Shareholders' equity	-	-	-	-	147,182,227	147,182,227
Total on June 30, 2021	806,353,949	86,028,120	136,503,036	440,510,058	157,990,604	1,627,385,767
Total in December 31, 2020	767,780,335	113,977,245	101,548,388	453,711,228	154,021,848	1,591,039,044
Net assets accumulated on June 30, 2021	2,715,222	80,575,523	76,122,382	149,773,797		
Net assets accumulated on December 31, 2020	36,144,411	101,746,115	94,767,862	145,948,534		

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

36) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, a defined benefit plan, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of variable contribution, all managed by MultiBRA – Settlor – Multiple Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well Health Plan of employees from Lloyds.

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses with contributions made in the first semester of 2021, were R$478,031 thousand (R$484,378 thousand in 2020).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and administrators other benefits, including: health insurance, dental assistance, life and personal accident insurance and

professional training, the amount of which, including the aforementioned contributions, totaled, in the first semester of 2021, the amount of R$2,283,588 thousand (R$2,395,382 thousand in 2020).

37) INCOME TAXES

a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

	R$ thousand	
	Accrued on June 30	
	2021	2020
Income before income tax and social contribution	18,396,480	(9,703,639)
Total burden of income tax and social contribution at the current rates (Note 3f)	(8,278,416)	4,366,638
Effect on the tax calculation:		
Equity investment in unconsolidated and jointly controlled companies	178,920	98,785
Net non-deductible expenses of non-taxable income	121,764	(33,326)
Interest on shareholders' equity (paid and payable)	1,382,410	1,039,299
Other amounts (1)	434,982	11,219,860
Income tax and social contribution for the period	(6,160,340)	16,691,256

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad in the amount of R$(461,697) thousand, (R$10,680,852 thousand in 2020); (ii) the equalization of the effective rate of non-bank financial companies and insurance companies, starting in 2020, and of non-financial companies, in relation to that shown; and (iii) incentive deductions.

b) Breakdown of income tax and social contribution in the income statement

	R$ thousand	
	Accrued on June 30	
	2021	2020
Current taxes:		
Income tax and social contribution payable	(4,212,920)	(3,294,590)
Deferred taxes:		
Constitution/realization in the period on temporary additions and exclusions	(1,262,386)	3,821,985
Use of opening balances of:		
Social contribution loss	(394,920)	(24,840)
Income tax loss	(501,706)	(32,082)
Constitution in the period of:		
Social contribution loss	74,593	7,197,976
Income tax loss	136,999	9,022,807
Total deferred tax expense	(1,947,420)	19,985,846
Income tax and social contribution for the period	(6,160,340)	16,691,256

c) Deferred income tax and social contribution

				R$ thousand
	Balance on December 31, 2020	Amount recorded	Amount realized	Balance on June 30, 2021
Allowance for loan losses	44,767,317	3,809,008	(4,374,796)	44,201,529
Civil provisions	3,966,790	163,875	(150,656)	3,980,009
Tax provisions	3,396,469	85,374	(103,301)	3,378,542
Labor provisions	3,060,637	311,464	(336,756)	3,035,345
Impairment of securities and investments	3,750,503	335,240	(122,990)	3,962,753
Non-financial assets held for sale	852,001	112,314	(105,398)	858,917
Fair value adjustment of trading securities and derivatives	991,069	96,874	(136,219)	951,724
Amortization of goodwill	345,120	12,456	(5,574)	352,002
Other	5,253,592	878,120	(1,194,643)	4,937,069
Total deductible taxes on temporary differences	66,383,498	5,804,725	(6,530,333)	65,657,890
Income tax and social contribution losses in Brazil and overseas	18,609,868	211,592	(896,626)	17,924,834
Subtotal	84,993,366	6,016,317	(7,426,959)	83,582,724
Adjustment to fair value of available-for-sale securities	56,403	830,227	(1,475)	885,155
Total deferred tax assets (Note 3f)	85,049,769	6,846,544	(7,428,434)	84,467,879
Deferred tax liabilities (Note 37e)	7,951,848	1,795,853	(2,441,681)	7,306,020
Deferred tax assets, net of deferred tax liabilities	77,097,921	5,050,691	(4,986,753)	77,161,859
- Percentage of net deferred tax assets on capital (Ntoe 35b)	56.8%			54.7%
- Percentage of net deferred tax assets over total assets	4.8%			4.7%

The accounting record of the deferred tax assets was made using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On June 30, 2021, no deferred tax assets were constituted, substantially, on temporary differences, in the amount of R$12,409 thousand (R$12,194 thousand as of December 31, 2020), which will be recorded upon the effective perspectives of realization, according to the technical study and analyses made by the Board and by the Standards of Bacen.

On March 1, 2021, the Constitution Amendment No. 1,034 ("MP") was published and converted into Law No. 14,183, on July 14, 2021. The Amendment increases the Social Contribution rates on Net Income - CSLL for financial, insurance and cooperatives services by five percent, for the period from July 1 to December 31, 2021.

Considering management assessment of the aforementioned Law did not generate significant impacts on the Financial Statements for June 2021 and, considering the short period of validity of the increase in the rate, the Organization, assessed, also that is not expected material impacts on the Financial Statements relating to the second half of 2021.

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

					R$ thousand
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2021	5,837,311	4,552,218	50,987	34,527	10,475,043
2022	9,249,013	7,290,868	156,046	116,792	16,812,719
2023	8,952,749	6,978,270	191,983	148,931	16,271,933
2024	7,923,031	6,277,895	96,533	89,658	14,387,117
2025	3,671,664	2,718,737	1,560,497	1,262,504	9,213,402
2026	1,093,840	852,797	2,071,901	1,722,646	5,741,184
2027	138,573	109,214	2,294,911	1,902,036	4,444,734
2028	6,237	4,989	2,222,675	1,834,272	4,068,173
2029	269	215	839,297	1,328,638	2,168,419
Total	36,872,687	28,785,203	9,484,830	8,440,004	83,582,724

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On June 30, 2021, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$77,765,113 thousand (R$80,653,629 thousand on December 31, 2020), of which: R$62,419,376 thousand (R$63,973,290 thousand on December 31, 2020) of temporary differences; and R$15,345,737 thousand (R$16,680,339 thousand on December 31, 2020) to tax losses and negative basis of social contribution.

e) Deferred tax liabilities

				R$ thousand
	Balance on December 31, 2020	Amount recorded	Realized/Decrease	Balance on June 30, 2021
Fair value adjustment to securities and derivative financial instruments	890,275	390,961	(1,462)	1,279,774
Difference in depreciation	232,848	5,989	(8)	238,829
Judicial deposit	2,184,863	84,665	(48,134)	2,221,394
Other	851,918	146,752	(41,985)	956,685
Total deferred liabilities on temporary exclusions	4,159,904	628,367	(91,589)	4,696,682
Adjustment to fair value of available-for-sale securities	3,791,944	1,167,486	(2,350,092)	2,609,338
Total deferred tax expense (Note 37c)	7,951,848	1,795,853	(2,441,681)	7,306,020

38) OTHER INFORMATION

a) Fair value of financial assets and liabilities

The carrying amounts and the fair values of the financial assets and liabilities are:

				R$ thousand
	On June 30, 2021		On December 31, 2020	
	Book value	Fair Value	Book value	Fair Value
Assets				
Interbank investments	116,887,992	116,911,204	191,147,208	191,196,047
Compulsory deposits with the Brazilian Central Bank	85,377,496	85,377,496	83,757,533	83,757,533
Securities:				
- Trading securities	266,217,617	266,217,617	251,171,296	251,171,296
- Available-for-sale securities	315,385,467	315,385,467	265,513,501	265,513,501
- Held-to-maturity securities	92,844,615	99,216,804	99,813,090	109,730,473
Derivative financial instruments	30,365,628	30,365,628	24,815,393	24,815,393
Loans (1)	545,458,240	550,565,963	509,333,011	513,945,753
Other financial instruments	77,161,277	77,161,277	57,540,757	57,540,757
Liabilities				
Deposits from banks	292,237,931	292,473,857	267,280,167	267,240,795
Deposits from customers	542,349,402	542,517,116	545,292,743	545,341,621
Securities issued	134,713,186	128,267,184	144,903,825	143,988,723
Subordinated debt	47,561,848	48,448,008	53,246,232	54,192,090
Derivative financial instruments	21,799,102	21,799,102	18,697,682	18,697,682
Other financial liabilities	54,984,524	54,984,524	51,410,877	51,410,877

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics.

For financial instruments that are measured at fair value, the disclosure of the measurements is required according to the following hierarchical levels of fair value:

- Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value

requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main unobservable inputs used in the determination of the fair value are the credit spreads that vary between 2% and 7%.

To fair value securities which have no consistent, regularly updated, public price source, Bradesco uses models defined by the Fair Value Commission and documented in the fair value manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of assets at fair value, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The table below presents the composition of the securities and derivative financial instruments measured at fair value, classified using the hierarchical levels:

R$ thousand

	On June 30, 2021				On December 31, 2020			
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Trading securities	243,174,295	22,639,916	403,406	266,217,617	231,598,361	19,253,501	319,434	251,171,296
Financial treasury bills	150,491,421	-	-	150,491,421	147,578,842	-	-	147,578,842
National treasury notes	42,865,362	5,975,132	-	48,840,494	44,279,165	6,345,101	-	50,624,266
Financial bills	-	10,948,762	-	10,948,762	-	7,775,628	-	7,775,628
National treasury bills	22,316,915	-	-	22,316,915	17,741,893	-	-	17,741,893
Debentures	5,543,911	3,224,581	149,303	8,917,795	3,747,299	2,951,834	174,753	6,873,886
Brazilian foreign debt securities	254,716	-	-	254,716	725,515	-	-	725,515
Other	21,701,970	2,491,441	254,103	24,447,514	17,525,647	2,180,938	144,681	19,851,266
Derivatives	119,249	9,193,679	(746,402)	8,566,526	71,281	6,273,607	(227,177)	6,117,711
Derivative financial instruments (assets)	142,023	30,144,151	79,454	30,365,628	138,708	24,657,390	19,295	24,815,393
Derivative financial instruments (liabilities)	(22,774)	(20,950,472)	(825,856)	(21,799,102)	(67,427)	(18,383,783)	(246,472)	(18,697,682)
Available-for-sale securities	230,752,922	74,042,245	10,590,300	315,385,467	186,660,906	68,307,132	10,545,463	265,513,501
National treasury notes	69,732,021	-	-	69,732,021	73,271,680	-	-	73,271,680
Debentures	6,917,770	50,211,215	9,525,259	66,654,244	6,354,515	48,446,791	9,577,824	64,379,130
National treasury bills	87,467,419	-	-	87,467,419	68,247,967	-	-	68,247,967
Shares	7,950,222	2,607,658	1,362	10,559,242	11,153,243	1,104,155	1,362	12,258,760
Foreign government bonds	8,350,465	-	-	8,350,465	6,508,218	-	-	6,508,218
Foreign corporate securities	6,093,957	-	-	6,093,957	6,653,994	-	-	6,653,994
Promissory Notes	-	3,731,145	-	3,731,145	-	7,167,074	-	7,167,074
Certificates of real estate receivables	-	1,673,343	119,268	1,792,611	-	1,620,938	119,124	1,740,062
Other	44,241,068	15,818,884	944,411	61,004,363	14,471,289	9,968,174	847,153	25,286,616
Total	474,046,466	105,875,840	10,247,304	590,169,610	418,330,548	93,834,240	10,637,720	522,802,508
Public	422,856,390	5,988,356	28,180	428,872,926	370,447,630	6,345,101	30,466	376,823,197
Private	51,190,076	99,887,484	10,219,124	161,296,684	47,882,918	87,489,139	10,607,254	145,979,311

Derivative Assets and Liabilities

The Organization's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indexes to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained mainly from B3 and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; all others are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted market prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that are valued based using significant unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousand
	Trading securities	Assets Derivative	Liabilities Derivatives	Available-for-sale securities	Total
Balance on December 31, 2020	319,434	19,295	(246,472)	10,545,463	10,637,720
Recognized in income	93,762	-	-	81,650	175,412
Recognized in other comprehensive income	-	-	-	416,576	416,576
Acquisitions	105	60,159	(579,384)	619,643	100,523
Disposals	(9,895)	-	-	(1,183,598)	(1,193,493)
Maturities	-	-	-	(59,646)	(59,646)
Transfer to other levels (1)	-	-	-	170,212	170,212
Balance on June 30, 2021	403,406	79,454	(825,856)	10,590,300	10,247,304

(1) These instruments were reclassified between levels 2 and 3, as there is an impact on credit risk and the spread curve has unobservable parameters. When there is an increase in this credit risk, the papers are transferred from level 2 to level 3 and when there is a reduction, the papers are transferred from level 3 to level 2.

Sensitivity analysis for financial assets classified as Level 3 (unobservable inputs):

	Scenarios	On June 30, 2021		On December 31, 2020	R$ thousand
		Impact on income	Impact on shareholders' equity	Impact on income	Impact on shareholders' equity
Interest rate in Reais	1	(12)	(77)	(25)	(177)
	2	(2,346)	(15,485)	(3,672)	(29,423)
	3	(4,437)	(28,794)	(6,971)	(59,072)
Price indexes	1	(4)	-	(4)	-
	2	(218)	-	(83)	-
	3	(433)	(1)	(165)	-
Exchange coupon	1	-	-	-	-
	2	-	(3)	-	(8)
	3	-	(5)	-	(17)
Foreign currency	1	-	(23)	-	(22)
	2	-	(566)	-	(608)
	3	-	(1,132)	-	(1,216)
Equities	1	(1,397)	(7)	(671)	(7)
	2	(34,924)	(187)	(15,373)	(187)
	3	(69,848)	(375)	(33,542)	(375)

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$4.98, a scenario of R$5.03 was applied, while for a 1-year fixed interest rate of 6.58%, a scenario of 6.59% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.98, a scenario of R$6.23 was applied, while for a 1-year fixed interest rate of 6.58%, a 8.23% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$4.98 a scenario of R$7.47 was applied, while for a 1-year fixed interest rate of 6.58%, a 9.88% scenario was applied. The scenarios for other risk factors also accounted for 50% stresses in the respective curves or prices.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

	On June 30, 2021					On December 31, 2020				R$ thousand
	Level 1	Level 2	Level 3	Fair Value	Book value	Level 1	Level 2	Level 3	Fair Value	Book value
Assets										
Interbank investments	-	116,911,204	-	116,911,204	116,887,992	-	191,196,047	-	191,196,047	191,147,208
Securities held to maturity	93,190,151	5,788,939	237,714	99,216,804	92,844,615	102,937,411	6,557,341	235,721	109,730,473	99,813,090
Loans	-	-	550,565,963	550,565,963	545,458,240	-	-	513,945,753	513,945,753	509,333,011
Liabilities										
Deposits from banks	-	-	292,473,857	292,473,857	292,237,931	-	-	267,240,795	267,240,795	267,280,167
Deposits from customers	-	-	542,517,116	542,517,116	542,349,402	-	-	545,341,621	545,341,621	545,292,743
Securities issued	-	-	128,267,184	128,267,184	134,713,186	-	-	143,988,723	143,988,723	144,903,825
Subordinated debt	-	-	48,448,008	48,448,008	47,561,848	-	-	54,192,090	54,192,090	53,246,232

Below we list the methodologies used to determine the fair values presented above:

Interbank investments: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Held-to-maturity securities: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 3(d). See Note 9b (III) for further details regarding held-to-maturity securities.

Loan: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the type of loan at each reporting date. The fair values for non-performing loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Deposits from banks and clients: The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued: The carrying values of funds from securities issued approximate the fair values of these instruments.

Subordinated debt: Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

b) Recurring and non-recurring net income

According to BCB Resolution no. 2/2020 (Article 34) and Bradesco Organization's policy for evaluating and measuring non-recurring events, we present below the recurring and non-recurring net income for the periods:

Our consolidated net income in the six months ended on June 30, 2021, was R$12,127 million, the recurring net income was R$12,834 million and the non-recurring net income was R$(707) million, which is not expected to occur in future years, below we detail:

Non-recurring events in the six months ended on June 30, 2021: i. Amortization of Goodwill - R$(701) million: Amortization of goodwill due to expected future profitability, related to the atypical acquisition for the Organization's businesses considering the history of other acquisitions of the Organization, where we do not expect to have these effects beyond the next two years; and ii. Others – R$(6) million.

Our net income in the six months ended on June 30, 2020 was R$6,888 million, the recurring net income was R$7,626 million and the non-recurring net income was R$(738) million, net of taxes, below we detail:

Non-recurring event in the six months ended on June 30, 2020: i. Amortization of Goodwill - R$(738) million: Amortization of goodwill for expected future profitability, related to the atypical acquisition considering the history of other acquisitions of the Organization.

c) Investment funds and portfolios

The Organization manages investment funds and portfolios with net assets which, on June 30, 2021, amounted to R$1,082,126,243 thousand (R$1,023,287,047 thousand on December 31, 2020).

d) Consortium funds

		R$ thousand
	On June 30, 2021	On December 31, 2020
Monthly estimate of funds receivable from consortium members	685,828	639,242
Contributions payable by the group	38,842,497	35,489,135
Consortium members - assets to be included	34,321,525	31,182,122
Credits available to consortium members	7,329,511	7,069,000

	In units	
	On June 30, 2021	On December 31, 2020
Number of groups managed	3,439	3,436
Quantity of assets pending delivery	142,152	144,368
Quantity of total delivered assets	2,166,000	2,211,946
Quantity of total active consortium members	1,510,770	1,529,142
Quantity of total dropouts and cancellations	1,463,171	1,457,884
Default rate	3.43%	3.38%

	In units	
	Accrued on June 30	
	2021	2020
Quantity of assets delivered in the period	103,953	122,176
Quantity of active consortium members in the period	144,478	180,390
Quantity of dropouts and cancellations in the period	143,876	167,085

e) In 2021, there were changes in the rules of compulsory collection as follows:

Description	Previous Rule	Current Rule
Time Deposits	BCB RESOLUTION No. 21, OF OCTOBER 2, 2020 (Revoked) It will be applied on the base of the compulsory deposit at a rate of: I- 17% until the period of calculation which starts on March 15, 2021 and ends on March 19, 2021. II- 20% from the calculation period which starts on March 22, 2021 and ends on March 26, 2021.	BCB Resolution No. 78, of March 10, 2021 It will be applied on the base of the compulsory deposit at a rate of: I- 17% until the period of calculation which starts on November 22, 2021 and ends on November 26, 2021, with adjustment on December 6, 2021. II- 20% from the calculation period which starts on November 29, 2021 and ends on December 6, 2021, with adjustment on December 13, 2021

f) Since March 11, 2020 the World Health Organization (WHO) declared COVID-19, which originated in China at the end of 2019 and spread throughout the world, a pandemic resulting in a significant increase in the restrictions of national and international travel, downtime for many businesses and services in virtually all countries, government orders of social isolation to slow the spread of the virus, among other restrictions, generating an environment of strong financial volatility and increasing uncertainties, in addition to social, economic and employment instability. The COVID-19 pandemic has brought great challenges and uncertainties to the whole world, being considered the largest pandemic ever seen, according to the WHO. The crisis caused as a result of the pandemic can be observed from the beginning of March 2020 generating certain negative impacts on the Brazilian economy, such as (i) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade; and (iii) increase in the uncertainties of economic agents.

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as interest rate changes, the National Monetary Council and the Federal Government approved, in extraordinary meetings, diverse measures to help the Brazilian economy tackle the adverse effects caused by the virus.

The Executive and Legislative Powers acted to approve bills that minimize the repercussion of COVID-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loans and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected.

We cannot control, and nor can we predict what measures or policies the government may adopt in response to the current or future economic situation in Brazil, nor how the intervention or government policies will affect the Brazilian economy and how they will affect our operations. Below we highlight the main items of our statement of financial position which may potentially be impacted:

- **Financial instruments:** whose market value may vary significantly given the price volatility of these assets, especially those issued by private companies that have a higher credit risk;
- **Loans:** there was a worsening of the economic situation, as well as the updating of prospective scenarios in order to capture the current and future events resulting from the pandemic, increasing the risk of credit operations, resulting in a migration between credit ratings and, consequently, a higher level provisioning;
- **Deferred tax assets:** whose recoverability depends on future taxable profits, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;
- **Intangible assets:** may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;
- **Funding:** volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;
- **Technical provisions of insurance and pension resources:** that depending on the evolution of the crisis can be impacted negatively given the possible increase in the level of claims, mainly in the "life" segment and a higher frequency of claims from "health" policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and
- **Civil and labor provisions:** the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as Bradesco may be considered co-responsible in these lawsuits. It is also possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

Bradesco's Crisis Committee continues to assess the pandemic scenario and report to the Board of Directors, regarding the assessments of the evolution of the pandemic and its reflexes in our operations and society. In addition, we have a Segment Governance meeting - Covid, which plays an important role in verifying various points and the scope of these actions in the Organization. We remain with the Business Continuity Plan (PCN) active, prioritizing remote work in administrative centers and maintaining the rotation of employees from the branch network. Faced with the context of the pandemic, the Organization continues to strengthen its mentality towards the digital environment in a consistent and timely manner, with the aim of minimizing the impacts involved.

One of the main objectives of our risk management structure is to monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the COVID-19 pandemic and will make every effort to maintain the fullness of our operations, the services to the population, and the stability of the national financial system.

We offer emergency lines of credit to companies, such as funds for financing of payrolls, as well as the extension of the installments of loan operations to individuals for which the amounts in question, up to the date of approval of these financial statements, were imaterial.

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, although, they possess a certain level of uncertainty and depend on the development of the pandemic, part of the impact of the pandemic is already reflected in the level of provisioning, however your duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of our operations.

g) On July 29, 2020, Law No. 14,031 was sanctioned, amending, from the fiscal year of 2021, the tax treatment incident on the exchange rate variation of the portion with risk coverage (hedge) of the value of the investment made by financial institutions and other institutions, authorized to operate by the Central Bank of Brazil, in a subsidiary, associated company, branch, branch office or branch domiciled abroad, registered in accordance with the regime of competence, which should be computed in determining the real income and on the base of the Social Contribution on Net Income (CSLL) of the investing legal entity, domiciled in Brazil, in the ratio of: (i) 50%, in 2021; and (ii) 100%, from the fiscal year of 2022.

Base Date July 12, 2021

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Carlos Alberto Rodrigues Guilherme

Members
Denise Aguiar Alvarez
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member
Paulo Roberto Simões da Cunha - Independent Member
Rubens Aguiar Alvarez

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara

Managing Officers
Moacir Nachbar Junior
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
João Carlos Gomes da Silva
Bruno D´Avila Melo Boetger
Glaucimar Peticov
José Ramos Rocha Neto

Deputy Officers
Antonio José da Barbara
Edson Marcelo Moreto
José Sérgio Bordin
Leandro de Miranda Araujo
Roberto de Jesus Paris
Edilson Wiggers
Oswaldo Tadeu Fernandes

Department Officers
Ademir Aparecido Correa Junior
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Clayton Camacho
Edilson Dias dos Reis
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Klayton Tomaz dos Santos
Layette Lamartine Azevedo Júnior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Marcio Henrique Araujo Parizotto
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Mauricio Gomes Maciel
Paulo Eduardo Waack
Roberto Medeiros Paula

Officers
Adelmo Romero Perez Junior
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André David Marques
André Luis Duarte de Oliveira
Carlos Alberto Alástico
Carlos Henrique Villela Pedras
Carlos Leibowicz
Carolina Salomão Fera
Cintia Scovine Barcelos de Souza
Cristina Coelho de Abreu Pinna
Edmir José Domingues
Francisco José Pereira Terra
Jeferson Ricardo Garcia Honorato
Jefferson Ricardo Romon
José Leandro Borges
Juliano Ribeiro Marcilio
Júlio Cesar Joaquim
Marcos Valério Tescarolo
Marina Claudia Gonzalez Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
Renata Geiser Mantarro
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Vasco Azevedo

Regional Officers
Alberto do Nascimento Lemos
Altair Luiz Guarda
Altair Naumann
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Hebercley Magno dos Santos Lima
José Flávio Ferreira Clemente
José Roberto Guzela
Marcos Daniel Boll
Nelson Veiga Neto
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher
Telma Maria dos Santos Calura

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Luiz Carlos Trabuco Cappi – Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Milton Matsumoto - Coordinator
Carlos Alberto Rodrigues Guilherme
Alexandre da Silva Glüher
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Ivan Luiz Gonjito Junior
Renata Geiser Mantarro

Integrated Risk Management and Capital Allocation Committee
André Rodrigues Cano – Coordinator
Paulo Roberto Simões da Cunha
Samuel Monteiro dos Santos Junior
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Ivan Luiz Gonjito Junior
Marlos Francisco de Souza Araujo

Risk Committee
Maurício Machado de Minas - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
André Rodrigues Cano

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Octavio de Lazari Junior
André Rodrigues Cano
Glaucimar Peticov

Sustainability and Diversity Committee
André Rodrigues Cano - Coordinator
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Glaucimar Peticov
Oswaldo Tadeu Fernandes
Carlos Wagner Firetti

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Leandro de Miranda Araujo - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Antonio José da Barbara
Oswaldo Tadeu Fernandes
Ivan Luiz Gontijo Junior
Carlos Wagner Firetti
Antonio Campanha Junior

Fiscal Council

Sitting Members
Domingos Aparecido Maia – Coordinator
Ariovaldo Pereira
José Maria Soares Nunes
Ivanyra Maura de Medeiros Correia
Cristina Pereira

Deputy Members
João Carlos de Oliveira
João Batista de Moraes
Mário Luna
Eduardo Badyr Donni
Ava Cohn

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Marcelo da Silva Rego
Accountant – CRC 1SP301478/O-1

To the Board of Directors of the
BRADESCO ORGANIZATION

1. PRESENTATION

1.1. Priorities in the first half of 2021

In this economic environment, characterized by uncertainties arising mainly from the effects of the COVID-19 pandemic (pandemic), it has been fundamental to the Statutory Audit Committee (COAUD or Committee) of the Bradesco Organization (Banco Bradesco and Affiliated Companies) to continue performing its duties with extreme care and being vigilant with regard to new challenges, risks and priorities. Despite the impact of the pandemic on our work agenda, and particularly on the *modus operandi*, mainly with the execution of virtual meetings, we are focused on our fundamental responsibilities, including the supervision of the integrity of Financial Statements and related internal controls, the effectiveness of the Internal Audit (AIGL) and the quality and independence of the External Audit (KPMG). The COAUD has focused especially on transparency, mainly in relation to the difficult decisions taken in this challenging period, recognizing the importance, in the current circumstances, of continuing to work in partnership with the Board of Executive Officers, the External Audit and the Internal Audit.

The COAUD continued to devote considerable time to understand and assess the effects of the pandemic on the business and results of the Bradesco Organization, with special attention to provisions for losses with loan operations, to the impacts of regulatory changes on the internal controls environment and other judgments and to the relevant and related accounting disclosures. Additionally, to develop a better understanding of the main issues and challenges of the Bradesco Organization, we meet regularly with the AIGL, accompanying the execution of their Work Plan as approved by the COAUD, with the executives responsible for the management of Banco Bradesco and of Grupo Bradesco Seguros (GBS - Insurance Group of Bradesco), and with the audit committees of Bradseg and of Bradesco Saúde (Health).

During the first half of 2021, we received regular updates from the partner responsible for the External Audit of the Bradesco Organization on the progress in comparison to the audit plan, focusing on new and emerging risks that arose during the period and in the Key Audit Matters (PAAs). KPMG continues to challenge the Management on the most important issues and to provide an independent and solid opinion to COAUD about judgments of specific financial issues and the environment of internal controls.

1.2. The Audit Committee in the Bradesco Organization

Component of a permanent nature, linked directly to the Board of Directors of the Bradesco Organization, the COAUD is structured in the terms of Resolution No. 3,198, of 2004, of the National Monetary Council (CMN), of CVM Instruction No. 308, of 1999, and other regulations applicable, among which are Law No. 6,404, of 1976 (Corporate Law), and the Sarbanes-Oxley Act, whose observance is required for the Companies registered in the U.S. Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange (NYSE). The Committee has its own Charter, available on the website www.bradesco.com.br/ri, area of Corporate Governance.

The COAUD is composed by one (1) Board Member, who is the Coordinator of the Committee, and three (3) other Members, in which one (1) of them is qualified as a financial specialist, as required by the legislation of Brazil and of the United States of America (USA). All the members meet the independence criteria established in the current regulation and their competencies, knowledge, skills and experience are relevant, consistent and appropriate to the segment in which the Bradesco Organization operates.

The main objective of the COAUD is to recommend and advise the Board of Directors on its tasks related to the monitoring of the accounting practices adopted in preparing the Financial Statements of the Bradesco Organization, and in the indication of the External Audit. In the exercise of their duties, the Committee acts primarily on (i) the quality, transparency and integrity of the Financial Statements – Individual and Consolidated; (ii) the effectiveness of the internal controls to mitigate the associated risks in relevant processes; and (iii) the assurance of independence and quality in the activities of the External Audit and Internal Audit.

The Audit Committee held a quarterly meeting with the Board of Directors, and a semiannual meeting with the Fiscal Council, occasion on which it presented the result of its evaluation on the activities.

1.2.1. Change in the composition of the COAUD

In March 2021, Mr. Paulo Roberto Simões da Cunha, financial specialist of the COAUD, reached the maximum time set by regulatory authorities of Brazil to perform his duties as a member of the Audit Committee of the Bradesco Organization. Once his mandate had terminated, Mr. Paulo R. S. da Cunha was elected as a member of the Board of Directors, with Mr. Amaro Luiz de Oliveira Gomes being appointed as his substitute, who took office in the same month of March 2021. The current composition of the COAUD is the following:

Name	Member since
Alexandre da Silva Glüher (Coordinator)	May 2020
Paulo Ricardo Satyro Bianchini	November 2018
José Luis Elias	March 2019
Amaro Luiz de Oliveira Gomes	March 2021

We recorded that Mr. Amaro Gomes, taking into account his knowledge, skills, abilities and experience in accounting, audit and regulation of the financial market, as well as the various leadership roles he has held in organizations where the knowledge of accounting, audit and regulation was an essential requirement, including in the international context, is a qualified financial specialist member, according to the terms of article 12 of Resolution No. 3,198, of 2004, of article 31-C of CVM Instruction No. 308, of 1999, and of section 407 of the Sarbanes-Oxley Act.

The COAUD, under the guidance of its Coordinator, established the program of integration and specific and comprehensive leveling, developed and customized to meet the needs and experience of Mr. Amaro Gomes, in order to enable him fully to give a constructive contribution to the Committee, in the fulfillment of his duties and responsibilities, fully and significantly, since his appointment. This program was structured aiming to also support the smooth flow of information between the members of the Committee, and between the recently appointed member and the senior management and key personnel of the Bradesco Organization, providing a better understanding of the culture, business practices and form of operating financial and accounting systems, and systems to manage the risks and internal controls. We emphasize that this program was executed by means of virtual meetings, considering the restrictions imposed by the pandemic, which allowed the new member of the COAUD to be involved with key internal and external personnel in a shorter period of time than would be the case of face-to-face meetings. Nevertheless, recognizing the importance of their face-to-face contact to consolidate and strengthen the relationship with key personnel of the Bradesco Organization, the COAUD will organize the in-person agenda for meetings as soon as their resumption is considered safe.

2. ROLES AND RESPONSIBILITIES

2.1. Audit Committee.

The Charter detailing the roles of the COAUD is available on the website www.bradesco.com.br/ri, area of Corporate Governance. In essence, the primary task of the Committee is to assist the Board of Directors in the monitoring, evaluation and review:

- The responsibilities of the Board of Executive Officers are to ensure:
  - The existence and operation of a system of internal controls that is effective and structured to protect the assets and revenue of the Organization, and for preparing the Financial Statements;
  - The integrity of the Individual and Consolidated Financial Statements of the Bradesco Organization, with attention to the significant accounting judgments, as well as the Management Reports and any formal announcements and information required by the regulators related to them;
  - The compliance with ethical standards, policies, plans and procedures of the Organization, as well as with laws and regulations;
- The qualification, independence and execution of the External Audit, including those responsible for the actuarial audit, as well as the relationship with them;
- The independence, execution, training and efficiency of the Internal Audit;
- The effectiveness of policies and procedures for receipt and processing of information and complaints about the violation of legal and normative devices applicable to the Bradesco Organization.

The COAUD, through its Coordinator, keeps the Board of Directors regularly informed about relevant issues associated with the duties of the Committee, in particular those relating to the Financial Statements.

2.2. Management of the Bradesco Organization

The Management is responsible:

- For the definition and implementation of processes and procedures that aim to gather data for the preparation of the Financial Statements, with observance of the corporate legislation, of the accounting practices adopted in Brazil, in addition to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), of the relevant regulatory acts of the Securities and Exchange Commission (CVM) and of the Central Bank of Brazil (Bacen), and of Banco Bradesco being listed on the New York Stock Exchange, and of the standards established by the SEC and by the Sarbanes-Oxley Act (SOx);
- For preparing the full Financial Statements, risk management, effective maintenance of the system of internal controls, for ensuring that the activities are in compliance with the legal rules and regulations; and,
- For the processes, policies and procedures of internal controls to ensure the safeguarding of assets, the timely recognition of liabilities and the elimination or reduction, at acceptable levels, of the risk factors.

2.3. External Audit

KPMG Auditores Independentes (KPMG) is responsible for the audit of the semiannual and annual Financial Statements, and for the review of the Quarterly Information (ITRs), issuing reports that reflect the results of their findings and presenting their independent opinion about the trustworthiness of these

Statements in relation to the accounting practices adopted in Brazil and with the IFRS as issued by the IASB, in addition to the adherence to the standards of the CVM, of Central Bank of Brazil (Bacen), precepts of the Brazilian corporate law and North American regulations applicable to Banco Bradesco.

2.4. Internal Audit

Directly subordinate to the Board of Directors, the Internal Audit acts independently and objectively – free from any interference regarding the issues of audit, selection, scope, procedures, frequency, time or content of the report – in the evaluation of the internal controls and processes focused on the operational effectiveness of the Bradesco Organization. Through the use of statistical bases and models, the Internal Audit prioritizes the areas and activities that have more sensitive risks to the operations and strategy, the actions of management of these risks and adequacy of governance and of the relevant controls, exercising the fundamental role of assisting the Management in its responsibility to protect the assets, reputation and sustainability of the Organization. In accordance with existing regulations, the Audit Committee and the Board of Directors have the responsibility of approving the Charter, the Work Plan and the Annual Report of Activities of the Internal Audit.

2.5. Risk Monitoring – Internal Controls

The Integrated Risk Control Department (DCIR), linked to the Vice-Presidency of Risks, is responsible for strengthening the corporate vision of risks, through the identification, assessment, monitoring and management of risks, in conjunction with the various areas and companies of the Bradesco Organization. The stated strategic management encompasses the system of internal controls in the Bradesco Organization, activities performed by the Independent Unit of the business areas.

2.6. Compliance

The Compliance, Conduct and Ethics Department (DCCE) supports the Board of Directors, the Audit Committee and the Board of Executive Officers in conducting a Corporate Conduct Program (Compliance), which consists in the compliance with internal and external laws and regulations, aligned with the strategy of the Bradesco Organization and its social surroundings. In addition, it is responsible for the elaboration of guidelines and for the subsidy to the areas in compliance with the issues related to integrity, conflict of interest, ethics, and behaviors – corporate, competition and anti-corruption.

2.7. Ombudsman Offices - Consumer Service

The Ombudsman Offices of Banco Bradesco and of Grupo Bradesco Seguros have the competence of monitoring the performance of the Organization in the Rankings of Complaints, reporting the main events and helping with changes to practices and routines to meet the expectations of clients and users. To ensure the outcome and to stimulate the continuous improvement of processes, products and services, the Ombudsman Offices interact with the Dependencies and Affiliated Companies, in addition to acting in the relationship with regulatory authorities and protection and defense of the consumer. The Audit Committee holds semiannual meetings with the Ombudsman (Banco Bradesco and Grupo Bradesco Seguros).

3. HOW THE COAUD EXERCISED ITS ROLES AND RESPONSIBILITIES

Preliminarily, we observed that more details are presented in chapter 4 - Main activities and significant issues considered by the COAUD, of this Report.

3.1. Meetings and Training

With the maintenance of the state of pandemic in Brazil, initiated in the second half of March 2020, the Bradesco Organization continues to maintain a significant number of employees in remote work (home office), with a view to preserving people's health, and maintain the continuity of the essential activities.

In this context, the COAUD gave continuity to the planning and held virtual meetings (formalized appropriately in Minutes) with representatives of the areas responsible for accounting, financial, tax and labor processes, as well as in the monitoring by the second and third Lines of Defense, in the scope of addressing the risks and internal controls, and regularly received the Management Reports of "Daily Monitoring of Loan Operations and Delinquency", "Portfolios - Trading and Banking", "Liquidity", and "Limits".

The Committee participated in 129 meetings, especially those with the Board of Directors, Fiscal Council, Executives of the areas of Business, Information Technology, Internal Control, Compliance and Risk Management, External Audit and Internal Audit, and with the Central Bank of Brazil (Bacen). On these occasions, the COAUD received updates on relevant issues and accompanied the repo actions and priorities established by the Committee and specific areas of the strategic priorities of the Organization; appetite and approach to risk management, including emerging risks; cybersecurity; use of the cloud; ESG and climate change; money laundering and funding of terrorism; conduct, treatment of vulnerable people (suitability) and governance; enhancement and development of models; among others.

The following is a summary of the meetings held:


By Institutions
COAUDS Bradseg and Health 5 Meetings
4%
Area of Health 2 Meetings
2%
6%
Areas of Insurance, Pension and Capitalization 8 Meetings
Authorized to operate by Bacen (Central Bank of Brazil) 113
88%


By Lines of Defense
50.2%
15.2%
16.3%
11.2%
1.9%
5.2%
1st Line Business/IT, its Executives and Vice-Presidents
2nd Line Internal Control, Risk Management, Compliance and Corporative Security
3rd Line Internal Audit
4th Line Independent Audit and Regulators
COAUDS Bradseg and Health
Executive: Board of Directors/Fiscal Council and Audit Committee

In the scope of the Continuing Education the Audit Committee attended the following training activities:

- 75th KPMG ACI Institute Discussion Table - Debate: 10 years of Reference Form and the development of the practices of corporate governance in Brazil / Presentation: 15th edition of the study *Corporate Governance and the Capital Market* / Presentation: 20 years of B3New Market;

- 76th KPMG ACI Institute Discussion Table - Debate: Risk Management / Presentation: Geopolitical Risks in Brazil and in Latin America / Presentation: 6th edition of the study on Risk Management, of the ACI Institute in Brazil;
- CIAB Febraban;
- IBRAC Meetings: Regulation and Competition in the Financial System/Open Banking and Instant Payment Solution;
- IBRACON - Audit and Anti-fraud Technology.

3.2. The COVID-19 pandemic

The current and potential effects of the pandemic continue to pose a significant challenge on assessing and predicting the impacts on the business and, consequently, on reflecting them in the Financial Statements. The COAUD devoted particular attention to the information on (i) the direct and indirect effects already identified in the operating income; (ii) risks and uncertainties of the potential impact on the future, taking into account the way in which the recent events can affect judgments, assumptions and estimates relating to current and future accounting information; (iii) the potential impact on operating income, liquidity and capital resources; and (iv) review procedures and conclusions of the External Audit and Internal Audit, and other lines of defense.

The Committee has devoted special attention to the models and judgments of credit risk, due to the fact that the unprecedented nature of the pandemic indicates that the new environment and the seriousness of the economic conditions were outside the limits of historical data and experience used to develop models of provisioning. Other areas of significant accounting judgments that demanded thorough review due to the pandemic included the evaluation of financial instruments, the recoverable amount of assets, hedge accounting and the investments in affiliated companies.

In addition, the External Audit regularly shared its points of view on the reasonableness of the premises due to the impact of the pandemic on the design, implementation and operation of controls related to them and other issues considered relevant.

3.3. Review of the Financial Statements

The review of the Financial Statements by the COAUD during the semester included the Quarterly Report (ITR) for the reference date of March 31, 2021 and the Semiannual Report for the reference date of June 30, 2021. It is the responsibility of the Management and of the External Audit that the Financial Statements – Individual and Consolidated – of the Bradesco Organization are complete and accurate, and are presented in accordance with the accounting practices adopted in Brazil, are established by the Bacen and/or issued by the Accounting Pronouncements Committee (CPC) and endorsed by the CVM, and with the IFRS issued by the IASB.

As part of this review, the COAUD evaluated the application of critical accounting policies, accounting judgments and significant assumptions, and the compliance with the requirements of disclosure, to ensure that they were consistent, appropriate and acceptable according to the relevant requirements for the preparation and disclosure of Financial Statements. The Committee discussed with the technical areas and carefully considered the performance metrics related to strategic priorities, in order to monitor developments in the period and identify the main aspects influencing the achievement of budgetary targets, as well as to analyze if they were presented in a balanced way and if they reflect the risks and uncertainties appropriately.

In addition, the COAUD evaluated the effectiveness of the system of internal controls related to the preparation of the Financial Statements, with attention and critical evaluation of amendments, enhancements, and any developments that affect it. The Committee received regular updates and confirmations that the Management had taken or was taking, the actions necessary to remedy any failures or weaknesses identified through the operation of the structure of controls of the Bradesco Organization. These updates have included the impacts on internal controls arising from the pandemic and directly relevant to the processes and

operational controls. A number of additional procedures were performed in all the lines of defense to monitor, assess and mitigate these impacts, with results regularly reported to the Committee.

The COAUD devoted particular attention to the Key Audit Matters (PAAs) indicated by the External Audit on the date of issuing its Report (Opinion) and publication of the Financial Statements for the fiscal year ended on December 31, 2020, following more relevant discussions with the areas responsible and the team of external auditors.

3.4. The COAUD and the External Audit

The external auditor of the Bradesco Organization is KPMG Auditores Independentes (KPMG), which has carried out this role since 2011. The COAUD presented to the Board of Directors its recommendation to remain with KPMG for the provision of external audit services. In 2021, observing the determination of the regulatory authorities of Brazil, the rotation was made of the partner responsible for the external audit, taking into account that the person responsible for the audit until December 31, 2020, was Mr. André Dala Pola, who reached the maximum period of five (5) years allowed by the regulations in force. The Committee monitored the process of rotation and succession of the partners responsible for the audit of the Bradesco Organization, in particular of Banco Bradesco and of Grupo Bradesco Seguros, and the steps taken by KPMG to ensure effective transitions. The partner responsible for the External Audit of the Organization from 2021 is Mr. Cláudio Sertório, Partner - Head of the practice of KPMG's Financial Services, specialized in serving financial institutions, insurance companies and credit card companies accounting for more than 30 years of experience with auditing.

3.4.1. Planning of the External Audit and Work Execution

The Committee reviewed the approach and strategy of the External Audit for the fiscal year of 2021, discussing with KPMG the general scope and the planning of the work, the overall strategy of the audit for significant risks identified, the nature and extent of training for the team of auditors and the use of specialists (information technology, actuarial, corporate finance, taxation) required to carry out the planned audit in the Bradesco Organization. Over the semester, the COAUD received regular updates from KPMG on the progress of the audit process, submitted by the responsible partner and his senior team, with the aim of monitoring the treatment of accounting issues and their impacts on the Financial Statements and other reports related to the system of internal controls and Key Audit Matters (PAAs). The COAUD gave special emphasis to the actions taken by KPMG regarding the PAAs pointed out in its Report (Opinion) on the Financial Statements closed on December 31, 2020, as well as those identified in the audit planning for the fiscal year of 2021, discussing them from the phase of planning and throughout the semester.

The COAUD specifically asked KPMG to assess the impact of the pandemic in the execution of the audit work, particularly due to meeting and conducting the relevant tests in the remote working environment (home office), not only by the employees of the Bradesco Organization, but also by the audit team. KPMG presented to the Committee the outcome of this evaluation highlighting the mitigation actions taken for the full exercise of the activities of the audit, considering the experience accumulated since the beginning of the pandemic. Among such actions, they highlighted the need for acceleration and anticipation of some aspects of planning and execution of assignments, to take into account the potential expected delays due to the work being done remotely. Relevant additional assignments were also discussed regarding the significant accounting judgments, such as the allowance for losses on loan operations and the impact of the pandemic based on the determination of materiality. KPMG assured the COAUD that the remote work has not hindered its ability to perform the audit work as planned.

Throughout the semester, COAUD regularly assessed the effectiveness, performance and independence of KPMG as external auditor, focusing on the general process of audit and on the quality of the results. KPMG

stressed the continuity of the investment in additional resources and new technologies for the continuous improvement of the quality and consistency of the audit.

The Committee, on becoming aware of the relevant points involving the evaluation of the accounting systems and internal controls, drawn up in connection with the examinations of the Financial Statements, accompanies the implementations of the respective recommendations for the improvement of processes, systems and mitigation of risks.

KPMG presented promptly to the Audit Committee the results and main conclusions of the audit work executed over the course of the first half of 2021.

3.4.2. "Other Services" Conducted by the External Audit

The Audit Committee is responsible for assessing the technical proposals and monitoring the execution of "Other Services" by KPMG. Such services, not related to the External Audit of the Financial Statements, are executed in accordance with the independence policy of the external auditor, in order to ensure that it does not represent a conflict of interest. The approval by the COAUD occurs only after consideration of the independence requirements and evaluation of the best interests of the Bradesco Organization to hire KPMG to conduct these services, including aspects such as work closely related to that carried out for the purposes of the external audit; services that require obtaining appropriate audit evidence to express a conclusion designed to increase the level of confidence of external auditors; or for investigation of internal controls in addition to the normal scope of work of the external audit.

The COAUD did not identify objective reasons to characterize conflicts of interest, loss of independence risk or objectivity in conducting "Other Services" by KPMG. The assessment of independence of the External Audit also considered the personal situation and the financial relationship that the auditor (partner responsible and other members of the team of professionals involved in carrying out the audit) has with the Bradesco Organization, analyzing possible threats and establishing the measures necessary for the solution.

On the basis of the plan submitted by the External Auditors and in subsequent discussions about the results of the assignments, the Committee considers that the activities executed were adequate concerning the business of the Bradesco Organization.

3.5. The COAUD and the Internal Audit

To allow an effective and appropriate monitoring of the activities performed by the Internal Audit, in adherence to the regulations in force, the Audit Committee approves the Annual Audit Plan and any updates throughout the fiscal year. Besides the continuous focus on the requirements of the legislation and regulation in force, the COAUD looked at the possibility of including in the scope of the Internal Audit questions related to strategy, governance and culture, prevention of money laundering and funding of terrorism, conduct and compliance, financial and operational resilience, particularly considering the impacts and main risks arising from the pandemic.

The results of the work of the Internal Audit, together with the assessment of the general governance, risk management and control structure and processes are regularly reported to COAUD, in meetings and by using the reports and executive overviews, highlighting the main themes identified, audit coverage and work developed, providing an independent view of emerging risks and impacts on the business.

On becoming aware of the focal points and of the recommendations, the Committee monitors the establishment of an appropriate calendar to remedy the issues indicated, the responsibility of the Board of Executive Officers, and monitors their execution, following the corrective measures taken by the Management in the areas audited.

The Internal Audit maintains a close working relationship with the External Audit, which is informed of the activities and results in the activities of the Internal Audit, and has access to all of the supporting reports and records.

Annually, the role of the Internal Audit is submitted to a process of technical evaluation conducted by the COAUD, whose results are discussed with the Executive Board of the Internal Audit. This practice of evaluation is one of the important items in the maintenance of the Quality Certification Program of The Institute of Internal Auditors (IIA), whose objective is the continuous improvement of the management of processes of the area and the adoption of best practices (methodologies, tools and management). The result of the evaluation for the fiscal year of 2021 will be discussed with the aforementioned Executive Board and submitted by the COAUD to the Board of Directors in 2022, together with the Annual Report of the Audit Committee related to the reference date of December 31, 2021.

We emphasize that the Internal Audit has responded adequately to the demands of the Audit Committee and to the needs and requirements of the Bradesco Organization and of the regulatory authorities.

4. MAIN ACTIVITIES AND SIGNIFICANT ISSUES CONSIDERED BY THE COAUD

4.1. Overview

The COAUD worked in close collaboration with the Integrated Risk Control Department (DCIR), and other related departments of the Bradesco Organization, to ensure that there were procedures for managing the risk and supervise the structure of internal control, as well as to ensure that the areas of common responsibility were appropriately treated in the agendas of meetings with the Committee or in discussions with the Coordinator of the COAUD, with the aim of improving the connectivity, coordination and flow of information, therefore ensuring a deeper understanding of the main themes.

Among the main aspects discussed, the responsibility for identifying, measuring, monitoring, mitigating and supervision of risks and controls were highlighted, and the communication to the appropriate levels of the Management through the preparation of regular, timely and complete reports. At these meetings, the COAUD aimed to identify and discuss mutual priorities, improvements and remediation programs and future issues in relation to the internal control and risk management, taking as a basis the Corporate Risk Matrix (Risk Library).

4.2. Details of the main activities and significant themes

The Work Program of the Audit Committee for the first half of 2021 had as its focus the main processes, products and risks inherent to the business of the Bradesco Organization. We highlight below the most relevant aspects:

Allocation/Area	Main topics discussed and actions of COAUD
Financial statements of the Bradesco Organization (Banco Bradesco and Affiliated Companies)	
Review of the Financial Statements, including the Explanatory Notes, management reports and External Auditor's Opinion	Principal accounting policies, practices and general criteria adopted: • Discussion with the General Accounting Office (CG), Controllership, Integrated Risk Control (DCIR), Grupo Bradesco Seguros, Internal Audit (AIGL) and External Audit (KPMG); • Most significant and thorough evaluation, considering the current regulation in Brazil, edited by the Accounting Pronouncements Committee (CPC) and required by regulatory authorities – Central Bank of Brazil (Bacen), Superintendence of

	Private Insurance (SUSEP), Securities and Exchange Commission (CVM) and National Health Agency (ANS), and the IFRS promulgated by the IASB. Preparation of the Consolidated Financial Statements: Review of the procedures of preparation and dissemination to certify that they were prepared in accordance with the IFRS promulgated by the IASB; COVID-19 Pandemic: Special attention to evaluate how the Management addressed and reflected the issues related to the pandemic in reports and disclosures, with a focus on the impacts on the Bradesco Organization, such as the uncertainties arising from the macroeconomic environment, present and future, and the potential reflexes identified for operations and business segments, such as loan operations, insurance (life and health) and private pension. The COAUD recommended the improvement and presentation highlighted in the specific Explanatory Note to address more comprehensively the general effects of the pandemic, including for purposes of developing the 20-F Form regarding the fiscal year of December 31, 2020 filed with the SEC; External Audit: Meeting with KPMG, before the disclosure of the Quarterly Information (ITRs) for the quarter ended on March 31, 2021 and the Financial Statements related to the semester ended on June 30, 2021 to assess all aspects of the independence of auditors and the control environment in the generation of information to be disclosed, including in relation to the observance of the recommendation of the COAUD so that the main companies of the Conglomerate Bradesco of closed capital and Grupo Bradesco Seguros, in its Consolidated report, publish their Financial Statements in conjunction with the Audit Reports, covering the Key Audit Matters (PAAs); Review of the Financial Statements – Individual and Consolidated - and Management Reports (ITR March 31, 2021 and Semiannual of June 30, 2021): Endorsing its content, prior to the approval by the Board of Directors and its authorization for disclosure, ensuring compliance with the legal requirements and the proper application of the relevant accounting principles, and ensuring that the External Audit had issued its corresponding Report.
Key accounting policies, estimates and significant judgments	Provision for doubtful loan operations: The calculation of the provision for estimated losses with loan operations involves significant judgments, especially considering the level of uncertainty under the current macroeconomic conditions, policies and the impacts arising from the Covid-19 pandemic (more details on the pandemic and their effects are presented in the specific items of this report). Among the main aspects analyzed by the COAUD, the following were highlighted: impairment; loan and advance portfolio, including guarantees, sureties and debentures, with an emphasis on the Expectations of Future Losses in Mass-market portfolios and Corporate Debt; Evaluation of financial instruments: Due to the conditions of higher volatility in the market, we periodically discuss the impacts on the models to assess the investment portfolio (securities available for sale

	and negotiation) and derivatives, particularly considering the main assumptions, metrics and significant judgments used for the determination of fair value; Tax credits: Special attention was given to the calculation of deferred tax assets and the estimates of recovery (realization), especially about the potential impacts of the pandemic on the future results of the Organization and on the resulting taxable profits, based on the business plan and budgets established by the Management. We discussed as to the projections of likelihood and sufficiency of future taxable profits, future reversals of temporary differences, tax planning strategies in progress, and impacts of changes on the tax legislation. The COAUD also considered the judgments of the Management related to the fiscal matters in relation to which the appropriate tax treatment is uncertain or subject to interpretation, and which are in the process of judicial discussion and categorized as contingent (classified as possible, and therefore object solely of the Explanatory Note); Recoverable Amount of the Assets - Goodwill and other non-financial assets: During the semester, the Management has tested the impairment of goodwill and other non-financial assets, with judgments that considered the long-term growth, interest rates of discount factors and expected cash flows, both in terms of compliance with the accounting standards and reasonableness of the estimate. The recognition of losses in the semester was not necessary; Provisions and Contingent Liabilities: Legal proceedings and regulatory issues - We discussed the judgment regarding the recognition and measurement of provisions, as well as the existence and evaluation regarding contingent liabilities. Although agreeing to the approach and conclusions reached by the Management, the COAUD also recommended to the External Audit a thorough analysis of the models for the monitoring of such contingencies, considering, for example, the individual treatment of causes related to labor issues of relevant value with loss regarded as "probable". The issues that require significant judgments were highlighted and the assessment of the COAUD considered the integrity of the database, the criteria adopted for the accounting provisions and respective sufficiencies; Technical Provisions of Insurance, Pension Plan and Capitalization: Premises in adherence to the Actuarial Technical Notes and Guarantor Assets (securities under sale or repurchase agreements); Hedge accounting: Among the several aspects related to hedge accounting discussed by the COAUD, we call particular attention to the specific governance for contracting operations and their accounting classification, taking into account the requirements established by regulatory authorities and the specific requirements of the IFRS. In particular, we required from the External Audit a complete and strict assessment, and recommendations for the improvement of the structure established by the Management. As to the operations in discussion in the first half of 2021, we highlighted the analysis in progress by GBS for structuring the cash flow hedge in order to manage the balance of the expenses with long-term liabilities associated with

	the IGPM. In this context, we discussed the possibilities and main characteristics of hedging operations under evaluation, the needs in terms of governance and internal controls (including necessary documentation to enable the specific accounting recognition), the current macroeconomic conditions and their impact on the forecasts of likely cash flow and cost of operations, and the efficiency of the structures during the horizon covered.
External Audit	
Planning and execution of the audit	Process: Detailed analysis and discussion about the planning, progress and execution of the audit plan; Execution: Obtained confirmation of the external auditor that had full access to all the information to perform the audit as planned; Recommendations: Discussed and exercised strict control over the External Audit recommendations and the actions needed for correction in the corporate units, monitoring the implementation of the related action plans; Reports: Discussed improvements in financial reports based on new accounting standards and best practices; Review: Examined the reports of the auditor on the annual Financial Statements before the external auditor submits them to the Board of Directors.
Relationship	The external auditor participated in several meetings of the COAUD, allowing the Committee to act as a communication channel between the external auditor and the Board of Directors, and monitor the fulfillment of its recommendations and/or clarifications to its questions, including in relation to the planning and execution of the respective audit work.
Effectiveness	We evaluated the external auditor and their contribution to the integrity of the financial reports due to their work.
Internal Audit	
Planning and execution of the internal audit	Legal and statutory devices: Verification of compliance with those applicable to the Bradesco Organization, in addition to internal regulations, in the scope of continuous efforts to build a strong control environment and appropriate to the structure, operations and risks; Work plan for 2021: Approval by the COAUD prior to the submission to the Board of Directors, based on a comprehensive risk assessment and specifically including requirements on the monitoring of the impact of the pandemic in the main activities of the Organization on a regular basis; Execution of the audit plan: Receipt of reports and regular reports on the activities of internal audit in the first half of 2021, allowing to the COAUD the additional scrutiny as well as exercise strict controls on recommendations of the Internal Audit (AIGL) and the necessary actions for correction in the corporate units, obliged to submit relevant action plans.
Relationship	Meetings with the COAUD: The Officer of Internal Audit and other representatives of the area participated in meetings of the COAUD when it was understood as pertinent and the Committee, monitored the

	fulfillment of their recommendations and/or clarifications to their questions, including in relation to the planning and execution of the respective audit work.
Effectiveness	Evaluation of the Internal Audit and its contribution to the integrity, adequacy and effectiveness of the systems of internal controls related to accounting, risks, financial and operational, beginning with the application of the systematic and disciplined approach to the evaluation and continuous improvement of the related processes.
Structure	Resources: Analysis of the budget of the Internal Audit for 2021, ensuring the availability of the human and material resources required. Of particular interest to the COAUD were themes such as development, qualification and training of the team, attraction and retention of talents, and digital initiatives necessary for the improvement of the work processes and in response to the new remote working environment (home office).
Internal Controls and Ombudsman	
Internal Control System	Internal Control System: Effective operation of the first three lines of defense, and the responsibility of each one in the improvement of the controls adopted, aimed at mitigating the risks inherent to the business processes.
Ombudsman	Bradesco and Grupo Bradesco Seguros: Periodic meetings with members of the COAUDs of Bradseg and Saúde (Health) to discuss specific situations of complaints cataloged by various Whistleblowing Channels, particularly in relation to the business practices, conduct, financial, accounting, financial reports, audit and internal controls. Details presented as to the procedures in force normalized and practiced in violation to such guidelines, with a record of actions directed to Business managers involved with the theme to rectify such anomalies, in order to allow, corporately, the improvement of processes and the acculturation of the Areas in the marketing of Products and Services of the Bradesco Organization.
Business and competition	
Business and competition	Management of Loan Portfolios: Accompanied monthly the evolution of different loan portfolios in the face of the economic scenario, impacted by the Covid-19 pandemic, renewals, recoveries and concession of new credits; Conduct and assistance to vulnerable people (suitability): Monitoring and questioning about the advances in the processes focused on compliance with regulatory requirements, taking into account the estimated contingency of around 28 million clients characterized as "vulnerable"; Customer Relationship: Accompanies the fulfillment of standards and services provided to the consumer also taking into account the themes identified by the Ombudsman (Customer Service - SAC/Ombudsman); Technological Innovation: Updated periodically on the progress and potential impacts of open banking, startups, Fintechs, use of the cloud, Big Data, etc.

Risk management	
Risk management	Coordination with other Committees: Participated in joint meetings with the Risk Committee, supervision of risks, regulation and Compliance committee for management, legal risk, Internal Audit, Risk and Compliance area, among others. Among the topics we discussed the report on the model risk, risk management of the group, complaints sent to the Open Channel, risk of the supplier; Strategy, structure and policy for the management of risks: Monitoring the work of the DCIR for the evaluation of the adherence of the system of internal controls and in the identification, monitoring and management of the most relevant risks, as well as activities and results of the work of the Compliance, Conduct and Ethics Department (DCCE); Business areas: Meetings with the various areas of Business and Control, and with the Internal and External Audits, to complement the assessments of the DCIR and DCCE, monitoring of the main processes, and certification as to the commitment of the Management for the mitigation of risks and the continuous improvement of the associated internal controls; Liquidity and Market Risks: Weekly monitoring, by means of reports prepared by the DCIR, of the results of the Trading portfolio and the limits established by the governance for Value at Risk (VAR), Liquidity Coverage Ratio (LCR) and Minimum Reserve of Liquidity (RML) – Brokerage Companies and Grupo Bradesco Seguros, as well as the main exposures in currencies, indexes and assets, including the Banking Portfolio, with corresponding Economic Value of Equity (ΔEVE); Credit Risk: Monthly follow-up with the DCIR, Recovery of Credits and Guarantees, and Credit Concession, for the assessment of the evolution of the main loan portfolios, and levels of delinquency (individuals, companies, and their respective segments, modality and sector of the economy). The sufficiencies of provision, concentration levels and approaches for recovery of credit were also discussed, with emphasis on the Expectations of Future Losses in Mass-market portfolios and movement of the Corporate Debt ratings.
Regulating authority (Regulatory issues and compliance)	
Demands and expectations	Questions of the Bacen: Monitoring in the elaboration of responses and in the progress toward meeting the demands and solution of recommendations and expectations of the Direct Supervision Department (Desup) and of the Conduct Supervision Department (Decon) regarding compliance with the rules and specific requirements related to models, conduct, suitability and vulnerable people, customer relationship, prevention of money laundering and funding of terrorism; Term of Commitment with the Central Bank of Brazil: AML/TF (Bank); Concentration Agreement: Monitoring of the commitment signed on the date of acquisition of HSBC, involving the Administrative Council of

	Economic Defense (CADE), Bacen, and the Program of Protection and Consumer Defense (Procon).
Relationship with regulating authorities	Compliance: Analysis of the effectiveness of the DCCE and other structures responsible for ensuring compliance with the laws, rules and regulations applicable to the business; Reports submitted to the regulatory authorities: The COAUD discussed the main elements of the ICAAP Reports and Effectiveness (Circular No. 3,978), forwarded to the Bacen, and discussed about the need to maintain continuous focus on the quality and reliability of the regulatory reports.
Prevention of Money Laundering and Terrorism Financing	Prevention of Money Laundering and Terrorism Financing: Continuous monitoring regarding the improvement in the management of the AML/TF process, based on the results of the regular inspections of the internal and external entities, in the best management practices (methodologies, tools, and people), allowing Corporate Security to work and lead with a centralized view on analysis and clearance in movements of greater risk occurring in business transactions and the current accounts.
Information technology	
Security and Controls in key processes	Implementations of security procedures in accessing information: Meetings with the Board of Directors, Management departments involved in the "Process of Access Management" and with KPMG to monitor the effectiveness of implementations of security procedures in accessing information (sensitive or not), as well as in the forwarding of departmental systems for the process of automation, within the cost vs. benefit premise and mitigation of the operational and image risks; Application controls and general information technology: Change management, security (logical and physical), computational operation and recording, analysis and resolution of incidents and problems; Cyber Security: Continuous monitoring of security measures, mitigating the associated risks.
Development of systems – General Accountancy and Controllership	Development of systems for the General Accountancy and Controllership: The COAUD has monitored and accompanied the impact on the environment of risk and control resulting from the development of systems that will enhance the process of preparation of Financial Statements, centered on the database, speeding up the time for processing and reducing the volume of manual adjustments, both for Banco Bradesco and for the Consolidated. The Committee received regular updates on the progress in the program, which are fundamental to assess the adequacy of these processes and the benefits associated, such as the agility, timeliness and reliability of the Financial Statements. In addition, the COAUD requested that the External Audit and Internal Audit should include the execution of specific reviews directed in carrying out its work, covering the work plan and management of the changes.

Emerging issues and future challenges with relevant potential impact	
GBS – IFRS 17 – Accounting for insurance contracts	Implementation of IFRS 17 – Accounting for insurance contracts: The Committee is monitoring the project in development in Grupo Bradesco Seguros - GBS focused on the adoption of the requirements set out in IFRS 17, compulsory from January 1, 2023 for purposes of preparing Consolidated Financial Statements, even though SUSEP and ANS do not establish the obligation for domestic purposes. The focus of the COAUD has been the transition and the potential strategic implications, taking into account the requirements of the new accounting model for the calculation of the liabilities and for the registration of revenue, whose international experience indicates they are more extensive and culminate with strategic impacts on the insurance business. The Management of GBS presented details about the process in progress, including the transition program, and indicated potential impacts on the Financial Statements. These discussions were complemented by discussions with the external auditors and also involved questions of interpretation in the application of the requirements of IFRS 17 for contracts issued by GBS, identification of key areas, work assumptions, design of models, investment in technology and data infrastructure to facilitate this implementation. The Committee will continue to discuss and monitor with GBS, and in periodic meetings with the internal and external auditors, how to properly apply the IFRS 17 to the insurance business of GBS, the impact of IFRS 17 on the Financial Statements, and to monitor the evolution of the segment disclosures in the Consolidated Financial Statements (in particular as regards transparency and communication to investors), from the transition to the full implementation.
Grupo Bradesco Seguros - Liabilities in IGPM	Mismatch of assets and liabilities in Bradesco Seguros: GBS is studying alternatives for the best option for managing liabilities associated with IGPM and, in addition, with contracts that come with a clause allowing new contributions by unilateral decision of the beneficiaries, which can raise the mismatch that exists today. Among the alternatives evaluated, the contracting of derivative instruments, and the consequent adoption of hedge accounting was discussed by the COAUD with the external auditors and is the object of mention in the specific topic.
ESG and climate risk	The COAUD has permanently assessed the efforts of the Management to incorporate and improve ESG reports, and particularly issues of climate risks, taking into account the indications that the regulatory authorities of Brazil and the USA will continue giving special attention to the topic, despite not having identified impacts of climate issues on the Financial Statements of the Organization. The discussions throughout the semester involved the area of Credit, Bradesco Asset Management (BRAM), the DCIR, and Controllership.

5. CONCLUSION

The activities carried out in the scope of risk management, compliance, and evaluation of the system of corporate internal controls are properly routed, considering the size and complexity of the Bradesco Organization. The COAUD registers as positive the efforts that have been developed to guarantee the efficiency of the operations, of information that generates the Financial and Accounting Reports, as well as the observance to internal and external standards to which the transactions are subject.

In relation to the demands of the Central Bank of Brazil, the COAUD follows up and monitors the meeting of the demands presented by the Conduct Supervision Department - Decon and by the Direct Supervision Department - Desup relating to:

- Compliance with the rules and specific requirements related to models, conduct, suitability and vulnerable people, customer relationship, prevention of money laundering and terrorism financing (AML/TF);
- Advance in the conclusion of the Term of Commitment on AML/TF (Banco Bradesco);
- The Concentration Agreement signed in the acquisition of HSBC, involving the Administrative Council of Economic Defense (CADE), Bacen, and the Consumer Protection and Defense Program (Procon).

The COAUD highlights the continuous improvement in the efforts of the Board of Executive Officers to meet in a timely manner, with the required quality, the relevant requirements of Bacen, the commitment of Senior Management to lead the necessary processes, sponsoring and supporting actions aimed to fully overcome the issues and recommendations, and the adoption of operational procedures and accounting practices in line with the internal policy and business ethics of the Bradesco Organization.

The Audit Committee reviewed the audited Financial Statements of the Bradesco Organization with the Board of Executive Officers, for the semester ended on June 30, 2021, and discussed with KPMG the Key Audit Matters (PAAs) and the recommendations for improving the system of internal controls, including risk management, governance and information technology, as well as monitored the execution of the works in accordance with the plan presented at the beginning of the year and evaluated the professional qualification and independence of the external auditors.

In relation to the main items reported in the Financial Statements, the COAUD, after the analysis and scrutiny of the reports presented by the technical area, agreed with the conclusion of the Board of Executive Officers that:

(i) the allowance for losses on loan operations is adequate in relation to the current economic situation and the uncertainties inherent in the present environment;

(ii) the forecasts, studies and expectations of the execution of the goodwill and of tax credits, based on assumptions and estimates of future profitability, support the recoverability of such assets and the recognition of impairment is not necessary;

(iii) for the financial instruments, there were no events that culminated in a review or new judgments of significant evaluation, despite the current economic environment, and the Committee was satisfied with the accounting treatment in relation to various issues regarding the classification in the portfolios of Trading and Banking, to the recognition of revenue and to the presentation;

(iv) for the provisions and contingencies, after certifying the integrity of the databases and reviewing the criteria adopted for the fiscal, civil and labor provisions, particularly the information available, to determine what was likely and what could be estimated safely, agreed on the level of provision, and that the disclosures in the Explanatory Notes provide appropriate information to investors about the contingent liabilities;

(v) to Grupo Bradesco Seguros, the "Technical Provisions" are adherent to the Technical Notes of Susep and ANS; "Other Provisions" related to the mismatch of assets and liabilities in the IGPM and for the effects arising from the Covid-19 pandemic were constituted on bases and reasonable and consistent criteria, in the appropriate amounts; the guarantor assets linked to the Technical Reserves (TVM and Other Assets) were assessed correctly, based on technically recommended procedures and required by the regulating authorities.

The COAUD accompanies the ongoing studies related to alternatives for the management of liabilities pegged to the IGPM, which involve the potential hiring of derivative instruments and the adoption of hedge accounting, and monitors the project in development for the implementation of the IFRS 17 – Accounting for Insurance Contracts, whose adoption is required for the preparation of the Consolidated Financial Statements from January 1, 2023, focusing on the transition and on strategic implications.

Given the present environment of the Covid-19 pandemic, the COAUD focused on the Organization's ability to maintain strong internal controls in the context of the challenges arising, by implementing a new work environment and maintaining a significant number of employees working in home office.

Taking into account the negotiations with the Board of Executive Officers and KPMG and considering the underlying processes used to prepare the financial reports, the COAUD believes that the Financial Statements for the semester ended on June 30, 2021 are presented, in all relevant aspects, in a balanced and understandable manner, providing to shareholders the information necessary for the assessment of the financial position and performance of the Bradesco Organization, as well as the relevant aspects of its business model, strategy and risks, and recommends to the Board of Directors the approval of the aforementioned Financial Statements.

6. PRIORITIES OF THE COAUD IN 2021

In addition to the themes related to the object of monitoring, the Committee will continue to monitor the impacts of the Covid-19 pandemic, particularly in the processes needed for compliance with the requirements of the IFRS-9 for the calculation of the expected loss, the implementation of the regulatory changes on a large scale as well as those which were the subject of public hearings of the Central Bank of Brazil and are still not completed – for full adoption of the IFRS-9 Financial Instruments and for improvements in issues of climate change –, the requirements for full implementation of the IFRS-17 Insurance Contracts and the development of alternatives focused on the balance of the performance of Grupo Bradesco Seguros (GBS).

In this context, the COAUD will dedicate significant time to understand, in particular, the impacts on the results of the Organization, in the environment of risk and control and in the models used for the analysis and calculation of the allowance for losses on loan operations and for the evaluation of assets and liabilities. The Committee will discuss carefully the main judgments and assumptions regarding future economic scenarios, the reasonableness of the weightings and judgments, and the impact on the Financial Statements and Disclosures.

Among the specific actions, the COAUD will continue to (i) enhance the communication with the audit committees of the subsidiaries to ensure that there is an effective sharing of knowledge, concerns and respective solutions; (ii) monitor the execution of the Annual Plan of the Internal Audit and of the work plan of the External Audit, for the consideration of the adjustments required due to the evolution of the effects of the pandemic, including the risks directly associated with the event, and the management of these risks; (iii) seek appropriate coordination with other committees of the Board of Directors, especially the committee supervising risk, regulations and compliance; (iv) ensure the effectiveness of the Committee, taking into account any areas of continuous improvement and allowing enough time for a quality discussion on the main topics and issues identified by the External Audit and Internal Audit.

In addition, the COAUD will focus its efforts to understand the impacts of new business models and competitors (Fintechs), of the digital transformation in the Brazilian banking system (Pix, Open Banking) and of digital technological developments (new channels), especially in the aspects of meeting the demands of the market (aligned to the Customer-centric strategy) and of the Central Bank of Brazil on the issues of conduct (Customer Service, vulnerable Clients, and Prevention of Money Laundering and Terrorism Financing), and focus on empowerment of the staff members, in particular those involved with the areas of control, risks and internal audit, in order to protect these activities and ensure their effectiveness.

Finally, considering the growing expectations related to ESG with clear signs of acceleration for the establishment of standardized requirements of disclosure to be driven by the market (ESG task force and Climate of the SEC and creation of specialized Council already announced under the structure of the IFRS Foundation), imposed by the regulators (CMN Resolution No. 4,327, of 2014, which deals with the socio-environmental risk) or under discussion (public hearings, 85 and 86 of the Central Bank of Brazil), we anticipate that the requirements around the communications related to ESG will evolve and increase rapidly. The COAUD considers that the ESG factors have low probability of materially affecting the financial situation or the operational performance of the Bradesco Organization. However, considering the particular interest of the regulators and investors, it will be fundamental to the Committee to understand the quality of data, internal controls, processes, governance and disclosure in the Financial Statements, as well as the role of the External Audit and Internal Audit. In this context, we will continue to monitor the scenario of ESG reports and assess the implications to the Organization, including the communication with stakeholders.

Cidade de Deus, Osasco, SP, August 3, 2021.

ALEXANDRE DA SILVA GLÜHER
(Coordinator)

AMARO LUIZ DE OLIVEIRA GOMES
(Financial Specialist)

PAULO RICARDO S. BIANCHINI
(Member)

JOSÉ LUIS ELIAS
(Member)

To

Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. ("Bradesco"), which comprise the consolidated balance sheet as of June 30, 2020 and the respective consolidated income statements, statements of comprehensive income, changes in shareholders' equity and cash flows for the six-month period then ended, as well as the related explanatory notes, including a summary of the main accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A. as of June 31, 2021, the consolidated performance of its operations and its respective consolidated cash flows, for the six-month period then ended, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the "*The Auditors' responsibilities for the audit of the consolidated financial statements*" section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the current period. These matters were treated in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

Evaluation of the measurement of the allowance for loan losses

As disclosed in notes 3e and 11, Bradesco recorded a provision of R$ 44,265,378 thousand for allowance for loan losses (which comprise loans, leasing, advances on foreign exchange contracts and other receivables with credit characteristics) as of June 30, 2021.

To determine the allowance for loan losses, Bradesco classifies credit operations in nine risk levels ("ratings"), taking into account factors and assumptions of customers and operations, such as economic and financial situation, indebtedness level, economic sector, collateral characteristics, late payments and other factors and assumptions provided for in CMN Resolution No. 2,682/99, with "AA" being the minimum risk and "H" being the maximum risk, applying the respective loss percentages established in such Resolution for each risk level.

Additionally, Bradesco complements its estimates (supplementary provision) through internal evaluation based on statistical models that capture historical and prospective information, in order to reflect its expected losses in different economic scenarios (positive, expected and adverse).

We consider the measurement of the allowance for loan losses as a key audit matter, due to the significant judgment, accentuated by the effects of the current economic situation resulting from the Covid-19 pandemic, involved in the assessment of the assumptions used in the classification of loans operations and in determining the supplementary provision.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls automated and manual, related to the processes of (i) development, approval and application of internal methodologies for assessing risk levels ("ratings") of clients that support the classification of operations; (ii) the definition, approval and application of the main assumptions used in assigning the ratings, including those related to the individual review of the credit risk analysis and the governance established for the respective approval.

Additionally, for individually assessed clients, we analyze, based on sampling (by statistical criteria and specific items), the data that support the definition and review of customer ratings by Bradesco, such as the loan proposal, financial and registration information, restructuring operational and / or financial, guarantees and judicial reorganization plan, verifying the adherence of this rating assignment in relation to Bradesco's internal policies. For massively assessed clients, we tested the allocation of provisioning percentages according to the internal methodologies for assessing the risk levels of each client. We also evaluated the methodologies and assumptions used to determine the supplementary provision, which include Bradesco's assessment of the impacts generated by the Covid-19 pandemic, such as increased delinquency in certain sectors, increase in the unemployment rate, among others.

We analyzed, by statistical sampling, the arithmetic calculation of the allowance for loan losses, considering the assessment of compliance with the requirements established by CMN Resolution No. 2,682/99, as minimum ratings in relation to days past due, assigning the worst rating for the same economic group and maintenance of the previous rating for cases of renegotiation / loan recovery. We also evaluated the disclosures made in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of the allowance for loan losses adequate, in the context of the consolidated financial statements taken as a whole for the six-month period ended June 30, 2021.

Evaluation of the measurement of securities of private issuers

As mentioned in notes 3d, 9 and 38a to the consolidated financial statements, the amount of securities of private issuers is R$ 158,533,202 thousand, which includes securities measured at market value, whose prices or market parameters are not observable (levels 2 and 3 of the fair value hierarchy).

The determination of the market values of securities of private issuers, whose prices or market parameters are not observable, is subject to a greater level of uncertainty, as Bradesco makes significant judgments in determining the methods and assumptions used, such as interest rates and credit spreads. The securities of private issuers classified in the categories "Available for sale" and "Held to maturity" are also evaluated for indications of evidence of impairment, which also involves a high level of judgment in their determination considering the methodologies and assumptions used, such as assessing credit risk and guarantees.

We consider the measurement of market value and the evaluation of indicative of impairment of securities of private issuers as a significant matter for our audit, due to the degree of judgment, accentuated by the current economic scenario of pandemic due to the Covid-19, involved in determining the methods and assumptions used.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls automated and manual, related to the processes of (i) defining, approving and applying the models used to measure the market value of securities of private issuers; (ii) capture of relevant data to measure the market value; (iii) evaluation of adherence to the calculations of the market value of certain financial instruments by independent department; (iv) definition and application of the assumptions used in the evaluation of the indicative of impairment of the securities of private issuers, such as the credit risk of the counterparty and the evaluation of guarantees.

For a statistical sample of securities of private issuers, whose parameters for measuring market value are not observable, we evaluated, with the involvement of our pricing professionals of financial instruments with knowledge and experience in the sector, the models developed by Bradesco for the determination of market values, through the use of independent parameters.

Additionally, based on sampling (by statistical criteria and specific items), we evaluate the assumptions considered in the analysis of the credit spread used in the pricing of certain financial instruments of private issuers, as well as those

considered in the evaluation of the indicative and in the measurement of impairment, including the possible effects linked to the new pandemic scenario due to Covid-19, such as the increase in defaults in certain sectors, among others.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of securities of private issuers, in the context of the consolidated financial statements taken as a whole for the six-month period ended June 30, 2021.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities - Tax, civil and labor
As described in notes 3m and 23, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, with the respective provisions recorded in the consolidated financial statements in the amounts of R$ 8,071,488 thousand, R$ 9,129,190 thousand and R$ 6,821,160 thousand, respectively.

For certain tax and civil lawsuits, such as those related to the legality and constitutionality of certain taxes, indemnity for moral and property damage, relating to banking products and services, insertion of information about debtors in the credit restrictions register, monetary correction adjustments of the balances savings accounts due to the implementation of economic plans by the Federal Government, and some other specific civil actions, it took significant judgment to determine the likelihood of loss and estimate the amount involved. For labor lawsuits, Bradesco used a model, based on data from similar lawsuits closed, segregating the lawsuits in relation to the entry date versus the date of implementation of the labor reform, calculating the average loss for each group of lawsuits.

We consider the uncertainty of measurement of provisions and the disclosure of contingent liabilities as a key audit matter.

How our audit approached this matter
The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls automated and manual, related to the evaluation and measurement of the provisions and disclosures of contingent liabilities, including controls related to (i) the evaluation of information received from external and internal legal advisors on tax, civil and labor lawsuits; and (ii) evaluation of the models and assumptions used to measure the provision and contingent labor liabilities.

For certain civil and tax lawsuits, we analyze the recognized provisions and the amounts disclosed, considering the assessment of internal and external legal advisors, as well as historical data and information/jurisprudence related to the lawsuits in question and other similar processes. We involved our tax professionals with knowledge and experience in the sector who assisted us in the assessment of certain tax processes in relation to technical merits and the supporting documentation for Bradesco's assessment of the likelihood and estimate of loss.

We obtained and evaluated the confirmation received directly from Bradesco's external legal advisors for tax lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of the loss, as well as assessments of the likelihood of loss and risk measurement received from internal legal advisors. for certain civil processes. We compared these assessments and estimates with those used by Bradesco and assessed the adequacy of the disclosures related to civil and tax contingencies in relation to these matters.

For labor claims, the main procedures comprised: (i) evaluation of the model used by Bradesco, through the analysis of different simulated scenarios, comparing with the results obtained by the Bradesco model; (ii) analysis of the segregations used in the models, by the nature of the processes, including the time of entry and the author's characteristics; (iii) test on the mathematical precision of the calculations made by Bradesco to determine the provision for labor claims based on the loss history of the last years in similar cases.

We also evaluated for tax, civil and labor claims, the sufficiency of the provision through the history of disbursement in relation to the respective provision amounts, intensifying the analyzes in relation to the understanding of specific cases that have diverged from the average of historical disbursements.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of provisions and the disclosure of tax, civil and labor contingent liabilities adequate, in the context of the consolidated financial statements taken as a whole for the six-month period ended on June 30, 2021.

Assessment of the recoverability of deferred tax assets

The consolidated financial statements include assets related to deferred tax assets in the amount of R$ 84,467,879 thousand (notes 3f and 37c) whose realization is based on estimates of future profitability.

These projections are based on the business plans and budgets prepared by Bradesco and require the adoption of a series of assumptions related to future events and conditions. Changes in certain assumptions about the future could have a significant impact on projections and, consequently, on the recoverability of deferred tax assets.

We consider the assessment of the recoverability of deferred tax assets as a key audit matter due to the degree of judgment necessary to evaluate the projections of future taxable profits and the main underlying key assumptions, especially accentuated of possible effects on the economic situation resulting from the Covid-19 pandemic.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below:

We tested the design and operational effectiveness of certain internal controls over the Bradesco process to assess the recoverability of deferred tax assets, including controls related to the development and approval of key assumptions for the budget and the final projections of taxable profits by Bradesco.

We involved corporate finance professionals with knowledge and experience in the sector who assisted us on the assessment of assumptions and projections on future taxable profits, as well as we assessed assumptions and criteria used in the projections of temporary differences. These projections include the possible effects on future taxable profits linked to the current economic situation resulting from the Covid-19 pandemic.

In addition, we tested the mathematical calculations included in the technical study of realization of the respective deferred tax assets and the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the assessment of recoverability of deferred tax assets in the context of the consolidated financial statements taken as a whole for the six-month period ended on June 30, 2021.

Evaluation of the impairment testing of intangible assets

As mentioned in notes 3i, 3k and 15, the consolidated financial statements include intangible assets, which comprise goodwill on the acquisition of investments in the amount of R$ 3,993,561 thousand and other intangible assets in the amount of R$ 3,619,084 thousand.

Bradesco performs impairment tests at least annually or when there are events or circumstances that indicate that the book value may not be recoverable. As part of the impairment test of these assets, Bradesco estimated recoverable amounts of the relevant "CGU" Cash Generating Units and investments based on the present value of future cash flows. Future cash flow projections consider business plans and budgets and require a series of business and economic assumptions.

We consider the evaluation of the impairment testing of intangible assets as a key audit matter, due to the high degree of subjectivity, especially accentuated by the current social and economic scenario resulting from the pandemic state due to Covid-19, in determining significant assumptions, including the growth rates for different businesses, revenue and expense flows, and the discount rates used.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls over Bradesco's analysis of the impairment testing of intangible assets, including controls related to (i) review of the budget process; (ii) the development, review and approval of the key assumptions used in the analysis, such as growth rates and discount rates; and (iii) independent review of the calculation methodology to perform the impairment test.

We involve our corporate finance professionals with knowledge and experience in the sector who assisted us in: (i) evaluating the assumptions used, such as growth rates used for different businesses, estimated revenue and expense flows, comparing them with information obtained from internal and external sources, including the possible effects on the premises generated by the current social and economic scenario resulting from the pandemic state due to Covid-19;

(ii) evaluation of the discount rates used in the impairment test, comparing them with the discount rate ranges that were developed independently, using public market data available to comparable entities; (iii) evaluation of the adherence of the revised projections in relation to the realized cash flows; and (iv) evaluation of the mathematical precision of certain stages of the calculation of the present value.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements in relation to this matter.

Based on the evidence obtained through the procedures summarized above, we consider the evaluation of the impairment testing of intangible assets adequate in the context of the consolidated financial statements taken as a whole for the six-month period and year ended December 31, 2020.

Evaluation of the measurement of technical insurance and pension provisions

As mentioned in notes 3m and 22a, Bradesco recorded technical provisions related to insurance and private pension contracts in the amount of R$ 279,875,093 thousand.

To measure the liability adequacy test and certain technical provisions, Bradesco uses actuarial techniques and methods that involve judgment in determining methodologies and assumptions that include, among others, expectation of claims, longevity, persistence, inflation of medical costs and discount rates.

We consider the assessment of the measurement of the liability adequacy test and the technical provisions of insurance and private pension contracts as a key audit matter given the subjectivity and judgment, especially accentuated by the current social and economic scenario resulting from the pandemic state due to the Covid-19, necessary to evaluate the related methods and key assumptions.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls automated and manual, related to the measurement processes of the liability adequacy test and technical provisions, related to (i) development and approval of actuarial methodologies and significant assumptions; and (ii) the approval and review of calculations.

We involve our actuarial professionals with knowledge and experience in the sector who have assisted us:

(i) in the evaluation of methodologies and assumptions, such as claims expectation, longevity, persistence, inflation of medical costs and discount rates used in the measurement of technical provisions and the liability adequacy test, by comparison with practices used by the market and Bradesco's historical information, as well as assessing the possible impacts generated by the Covid-19 pandemic on such assumptions;

(ii) to test, based on sampling and using a specific tool, the mathematical accuracy of technical provisions and the liability adequacy test;

(iii) in determining, based on sampling and using a specific tool, an independent estimate of certain technical provisions, including the use of independent assumptions and generally accepted actuarial techniques; and

(iv) in the assessment of claims projections made by Bradesco, by comparing historical estimates with subsequent payments made.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of the liability adequacy test and the technical provisions for insurance and pension plans, in the context of the consolidated financial statements taken as a whole for the six-month period ended June 30, 2021.

Application controls and general information technology controls

Bradesco's technology environment has processes for managing access and changes in systems and applications, for developing new programs, besides automated controls and/or controls with automated components in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict and/or revoke the respective accesses to this environment aim to assure that the accesses

and information updates are appropriately performed and by the appropriate professionals, to mitigate risks from inappropriate access or change in a system or information, and the integrity of financial information and accounting records.

We consider this area as significant for our audit due to Bradesco's high dependence on its technology systems, the high volume of transactions processed daily, and the importance of access controls and change management in its systems and applications to plan the nature, timing and extent of our audit procedures.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.
With the assistance of our information technology professionals with experience and knowledge in the sector, we performed the following procedures:

(i) We tested the design and operational effectiveness of certain key access controls.
(ii) We carry out tests, based on sampling, since we plan to rely on specific information, on information extracted from certain systems, considered relevant for the purposes of preparing the consolidated financial statements.
(iii) In areas where, in our judgment, there is a high dependence on information technology, our tests also included the assessment of password policies, security settings and controls on developments and changes in systems and applications.
(iv) When we identify key internal controls for the financial reporting process and other relevant processes that are fully automated or with any component dependent on systems and applications, we test the design and operational effectiveness of these controls.

The evidence obtained through the procedures summarized above allowed us to consider application controls and general information technology controls to plan the nature, timing and extent of our audit procedures in the context of the consolidated financial statements taken as whole for the six-month period ended June 30, 2021.

Other matters

Statement of added value

The consolidated statement of added value for the six-month period ended June 30, 2021, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, was subjected to audit procedures performed in conjunction with the audit of Bradesco's financial statements. For the purposes of forming our opinion, we assess whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these consolidated statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements taken as a whole.

Individual financial statements

Bradesco prepared a complete set of individual financial statements of Banco Bradesco S.A. for the six-month period ended June 30, 2021 in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil that were presented separately, over which we issued a separate independent audit report, without any modification, dated August 03, 2021.

Other information that accompany the consolidated financial statements and the auditor report

Bradesco's management is responsible for the other information. The other information comprises the Management´s Report.

Our opinion on the consolidated financial statements does not cover other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or with our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on

the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditors' responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

- Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

- Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

- Conclude on the appropriateness of management's use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco's ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor's report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction,

supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the period and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, August 3rd, 2021

KPMG Auditores Independentes
CRC 2SP-028567/F

Original report in Portuguese signed by
Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

The Fiscal Council's members, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. (Bradesco), related to the first semester of 2021, and, based on: (i) the Independent Auditors' Report on that date; (ii) the meetings with Independent Auditors; (iii) the reports of the Bradesco's Audit Committee; (iv) the document analysis and, substantially, the information received; and (v) the regular meetings with managers of Bradesco's various areas, came to the conclusion that the stated documents examined properly reflect the assets, financial status and activities developed by Bradesco during the first semester of 2021, supporting the Audit Committee's opinion that the internal control is appropriate to the size and complexity of the business, which is structured around internal and external regulations and supported by systems that allow for financial reports, aiming to ensure operating efficiency.

In view of the report, the Fiscal Council's members are of the opinion that the aforementioned documents adequately reflect the Company's equity and financial situation.

Cidade de Deus, Osasco, SP, August 3, 2021

Domingos Aparecido Maia

Ariovaldo Pereira

José Maria Soares Nunes

Ivanyra Maura de Medeiros Correia

Cristiana Pereira

For further information, please contact:

Leandro Miranda

Executive Deputy Officer and Investor Relations Officer

Carlos Wagner Firetti

Controllership and Market Relations Officer

Phone: (11) 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/n - Prédio Vermelho – 3rd floor

Osasco-SP

Brazil

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